SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 28 August 2002

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Telstra

14 August 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: New Leadership for Infrastructure Services

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

14 August 2002

New Leadership for Infrastructure Services

Following the resignation and recent departure of former Group Managing Director, Gerry Moriarty, Telstra has reviewed the composition of the Infrastructure Services (IS) group and considered a number of well-qualified potential leaders for this group.

The IS group is now divided into two units.

One unit will form a new Networks and Technology Group. It will include the Wireline and Wireless, Telstra Research Laboratories, Hosting and Internet and Strategy & Development teams.

Doug Campbell has accepted the invitation to lead this group in addition to his Telstra CountryWide responsibilities and is appointed GMD, TCW, and Head, Networks and Technology.

Ken Benson, Managing Director Wireline & Wireless, Hugh Bradlow, MD & Chief Technology Officer Telstra Research Laboratories, Andrew Johnson, MD Hosting & Internet, and Andrew Lockwood, MD Strategy & Development will all report to Doug Campbell.

Doug has successfully led Telstra CountryWide since its formation two years ago, and with his team has achieved unprecedented levels of satisfaction among our regional customers while delivering superior commercial results and helping positively shape the image of the company throughout the country.

Doug's 13 year history in Telstra makes him well qualified to be our leading technologist at senior executive levels, and this appointment will reunite him with one of his former roles as GMD Network & Technology. It is expected that in his new assignment Doug will further encourage the high level of customer focus and timely product development, as exemplified within TCW, within our network and technology and innovation activities.

A complementary group, continuing with the name of Infrastructure Services, is formed and includes the current Service Operations and Network Design and Construction divisions.

Michael Rocca, currently MD, Service Operations, is appointed Group Managing Director, Infrastructure Services.

Phillip Hastings, Chief Executive Officer, Network Design & Construction Ltd will report to Michael Rocca.

Michael has been with the company for 34 years and progressed through a series of roles including being managing director in a number of engineering and service assignments. Since 1999 he has successfully integrated all of our service and operational groups across the company into what is now known as Service Operations, a group of Telstra men and women who have delivered consistent quarter on quarter improvements in our service performance throughout the nation producing our best ever results in the most recently published Australian Communications Authority data.

This group employs about 20,000 Telstra staff.

In joining the CEO Leadership Team as GMD, Infrastructure Services, we are confident that Michael will continue to strongly reinforce the priority of customer service as a key strategic platform of this company.

These changes take effect immediately.

With the recent announcement of the move of our corporate Chief Information Officer and his related activities to Finance & Administration, the package of organizational changes relevant to the former IS group is now complete.

Telstra

16 August 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Solution 6 Holdings Limited - Notice of change in interests of substantial holder

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Form **604**

Corporations Act 2001

Section 671B

Notice of change in interests of substantial holder

To Company Name/Scheme: Solution 6 Holdings Limited

ACN/ARSN: 003 264 006

1. Details of substantial holder[1]

Name: **Telstra Corporation Limited** gives this notice of a change in relevant interests on its own behalf and on behalf of its subsidiaries set out in Annexure "A"

ACN/ARSN (if applicable): **051 775 556**

There was a change in the interests of the substantial holder on 14/8/2002.

The previous notice was given to the company on 28/5/2002.

The previous notice was dated 28/5/2002.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities[4]	Previous notice		Present notice	
	Person's votes	Voting power[5]	Person's votes	Voting power[5]
Ordinary Shares	33,056,442	15.20	33,056,442	13.15

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change[6]	Consideration given in relation to change[7]	Class and number of securities affected	Person's votes affected
Various	Telstra CB.com Limited (ACN 089 249 669)	Various recent issues of shares by Solution 6 Holdings Limited	No consideration to Telstra	30,456,442 Ordinary Shares	Telstra CB.com Limited
Various	Telstra Corporation Limited (ACN 051 775 556)	Various recent issues of shares by Solution 6 Holdings Limited	No consideration to Telstra	2,600,000 Ordinary Shares	Telstra Corporation Limited

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder[8]	Nature of relevant interest[6]	Class and number of securities	Person's votes
Telstra CB.com Limited (ACN 089 249 669)	Telstra CB.com Limited	Telstra CB.com Limited	Legal and beneficial owner	30,456,442 Ordinary Shares	30,456,442
Telstra Corporation Limited (ACN 051 775 556)	Telstra Corporation Limited	Telstra Corporation Limited	Legal and beneficial owner	2,600,000 Ordinary Shares	2,600,000

5. Changes in association

The persons who have become associates[2] of, ceased to be associates of, or have changed the nature of their association[9] with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NIL	NIL

111996721

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Telstra Corporation Limited	Level 41, 242 Exhibition Street, Melbourne, VIC, 3000
Telstra CB.com Limited	Level 41, 242 Exhibition Street, Melbourne, VIC, 3000
Solution 6 Holdings Limited	Level 21, 456 Kent Street, Sydney, NSW, 2000

Signature

print name DOUGLAS GRATION capacity Company Secretary

sign here [signature] date 16/08/2002

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE A

This is the annexure of three pages marked "A" and referred to in the form 604 signed by me and dated 16 August 2002.

Douglas Gration
Company Secretary

Date: 16 August 2002

Legal Group Structure

Ordered by Group Structure

Company Name	Immed%age	Ult %age	Company Status	Primary Classification
Telstra Corporation Limited			Operating	Controlled Entity
Commander Communications Limited	16.46357%	16.464%	Operating	Investment
ECard Pty Limited	41.00000%	41.000%	Operating	Associated Entity
grapeVINE Technologies Limited	6.30000%	6.300%	Dormant	Investment
IBM Global Services Australia Limited	5.65000%	22.600%	Operating	Associated Entity
Infonet Services Corporation	5.30000%	5.300%	Operating	Investment
INTELSAT Ltd	1.71000%	1.710%	Operating	Investment
IT Skills Hub Pty Ltd	5.88000%	5.880%	Operating	Investment
M.Net Corporation Limited	33.33333%	33.333%	Operating	Investment
Network Design and Construction Limited	100.00000%	100.000%	Operating	Controlled Entity
NDC Global Holdings Pty Limited	100.00000%	100.000%	Operating	Controlled Entity
NDC Global Holdings (Thailand) Limited	100.00000%	190.400%	Operating	Controlled Entity
NDC Global Holdings (Thailand) Limited	90.40000%	190.400%	Operating	Controlled Entity
NDC Global Phillipines Inc	100.00000%	100.000%	Operating	Controlled Entity
NDC Global Services (Thailand) Limited	51.00000%	51.000%	Operating	Controlled Entity
NDC New Zealand Limited	100.00000%	100.000%	Operating	Controlled Entity
NDC Telecommunications India Private Limited	100.00000%	100.000%	Operating	Controlled Entity
PT NDC Indonesia	95.00000%	95.000%	Operating	Controlled Entity
NDC Global Services Pty Limited	100.00000%	100.000%	Operating	Controlled Entity
On Australia Pty Limited	100.00000%	100.000%	Dormant	Controlled Entity
Pacific Access Pty Ltd	100.00000%	100.000%	Operating	Controlled Entity
Citysearch Australia Pty Ltd	100.00000%	100.000%	Operating	Associated Entity
Pacific Access Enterprises Pty Ltd	100.00000%	100.000%	Dormant	Controlled Entity
Telstra Retail Pty Ltd	100.00000%	100.000%	Dormant	Controlled Entity
Telstra Retail Services Pty Ltd	100.00000%	100.000%	Dormant	Controlled Entity
Worldcorp Holdings (S) Pte Ltd	100.00000%	100.000%	Operating	Controlled Entity
Worldcorp Publishing Pte Ltd	100.00000%	100.000%	Dormant	Controlled Entity
Smart Internet Technology CRC Pty Limited	5.26316%	5.263%	Operating	Investment
Solution 6 Holdings Limited	1.18317%	15.043%	Operating	Associated Entity
Stellar Call Centres Pty Limited	50.00000%	50.000%	Operating	Joint Venture Entity
Telecommunications Equipment Finance Pty Ltd	0.00000%	0.000%	Operating	Controlled Entity
Telstra CB Holdings Limited	100.00000%	100.000%	Operating	Controlled Entity
Telstra CB.Com Limited	100.00000%	100.000%	Operating	Controlled Entity
Solution 6 Holdings Limited	13.85963%	15.043%	Operating	Associated Entity
Telstra CB.fs Limited	100.00000%	100.000%	Operating	Controlled Entity
Insnet Pty Limited	100.00000%	100.000%	Operating	Controlled Entity
Australasian Insurance Systems Pty Ltd	100.00000%	100.000%	Operating	Controlled Entity
DBA Ltd	100.00000%	100.000%	Operating	Controlled Entity
Brokerlink Pty Ltd	81.33005%	100.000%	Operating	Controlled Entity
DBA Computer Systems Pty Ltd	100.00000%	100.000%	Dormant	Controlled Entity
Brokerlink Pty Ltd	18.66995%	100.000%	Operating	Controlled Entity
Unilink Group Pty Ltd	100.00000%	100.000%	Dormant	Controlled Entity
Keycorp Limited	47.86063%	47.861%	Operating	Associated Entity
Telstra CB.net Limited	100.00000%	100.000%	Operating	Controlled Entity
MyInternet Ltd	21.12000%	21.120%	Operating	Associated Entity
Telstra Communications Limited	100.00000%	100.000%	Operating	Controlled Entity
Telstra Corporate Services Pty Limited	100.00000%	100.000%	Operating	Controlled Entity
Telstra ESOP Trustee Pty Limited	100.00000%	100.000%	Operating	Controlled Entity
Telstra Finance Limited	100.00000%	100.000%	Operating	Controlled Entity
Telstra Foundation Ltd	100.00000%	100.000%	Operating	Associated Entity
Telstra Growthshare Pty Ltd	100.00000%	100.000%	Operating	Controlled Entity
Telstra Holdings Pty Ltd	100.00000%	100.000%	Operating	Controlled Entity

Ordered by Group Structure

Company Name	Immedtage	Ult tage	Company Status	Primary Classification
Beijing Australia Telecommunications Technical Consulting Services Company Limited	100.00000%	100.000%	Operating	Controlled Entity
DataOne Corporation Pte Ltd	20.00000%	20.000%	Operating	Joint Venture Entity
Gemini Israel III LP	3.47000%	3.470%	Operating	Controlled Entity
ICO Global Communications (Holdings) Limited	0.12543%	0.125%	Operating	Investment
Intec Communications Inc	8.45000%	8.450%	Operating	Investment
Mobitel PVT Limited	60.00000%	60.000%	Operating	Controlled Entity
New Skies Satellites NV	0.80000%	0.800%	Operating	Investment
TAI Olex Group Joint Venture	50.00000%	50.000%	Dormant	JointVenture Operation
Tellium, Inc	0.27000%	0.270%	Operating	Investment
Telstra Global Limited	100.00000%	100.000%	Operating	Controlled Entity
PT Mitra Global Telekomunikasi Indonesia	20.37000%	20.370%	Operating	Associated Entity
PT Telstra Nusantara	100.00000%	100.000%	Dormant	Controlled Entity
Telstra Europe Limited	100.00000%	100.000%	Operating	Controlled Entity
Xantic BV	35.00000%	35.000%	Operating	Joint Venture Entity
Telstra Holdings (Bermuda) No 1 Limited	100.00000%	100.000%	Operating	Controlled Entity
Australia-Japan Cable Holdings Limited	39.90000%	39.900%	Operating	Associated Entity
Reach Ltd	50.00000%	50.000%	Operating	Joint Venture Entity
Telstra Holdings (Bermuda) No 2 Limited	100.00000%	100.000%	Operating	Controlled Entity
Joint Venture (Bermuda) No 2 Limited	100.00000%	100.000%	Operating	Controlled Entity
Bestclass Holdings Ltd	100.00000%	100.000%	Operating	Controlled Entity
Hong Kong CSL Limited	99.99998%	100.000%	Operating	Controlled Entity
CSL Limited	50.00000%	75.000%	Operating	Controlled Entity
Hong Kong CSL Limited	0.00002%	100.000%	Operating	Controlled Entity
Integrated Business Systems Limited	50.00000%	50.000%	Operating	Controlled Entity
One2Free Personalcom Limited	50.00000%	67.500%	Operating	Controlled Entity
RWC HK Limited	0.01000%	99.997%	Operating	Controlled Entity
Integrated Business Systems Limited	50.00000%	50.000%	Operating	Controlled Entity
CSL Limited	50.00000%	75.000%	Operating	Controlled Entity
One2Free Personalcom Limited	50.00000%	67.500%	Operating	Controlled Entity
Canway Holdings Limited	5.00000%	5.000%	Operating	Investment
RWC HK Limited	99.99000%	99.997%	Operating	Controlled Entity
IDC Limited	50.00000%	50.000%	Operating	Joint Venture Entity
Telstra Inc	100.00000%	100.000%	Operating	Controlled Entity
Telstra India (Private) Limited	100.00000%	100.000%	Dormant	Controlled Entity
Telstra International HK Limited	100.00000%	100.000%	Operating	Controlled Entity
Telstra Japan Retail KK	100.00000%	100.000%	Operating	Controlled Entity
Telstra Limited	100.00000%	100.000%	Dormant	Controlled Entity
Telstra Wholesale Inc	100.00000%	100.000%	Operating	Controlled Entity
TelstraClear Limited	58.43380%	58.434%	Operating	Controlled Entity
Citylink Limited	27.17000%	15.876%	Operating	Associated Entity
Independent Newspapers Limited	0.00000%	0.000%	Operating	Investment
IP3 Systems Ltd	0.50000%	0.292	Operating	Investment
Kiwi Cable Company Limited	100.00000%	58.434%	Operating	Controlled Entity
Netlink Limited	100.00000%	58.434%	Operating	Controlled Entity
Paradise.Net Limited	100.00000%	58.434%	Operating	Controlled Entity
Saturn Communications Limited	100.00000%	58.434%	Operating	Controlled Entity
TelstraSaturn Holdings Limited	100.00000%	58.434%	Operating	Controlled Entity
CLEAR Communications Limited	100.00000%	58.434%	Operating	Controlled Entity
Clear Communications (Australia) Pty Ltd	50.00000%	29.217%	Dormant	Controlled Entity
TNAS Limited	50.00000%	29.217%	Operating	Joint Venture Entity
IFree Limited	100.00000%	58.434%	Operating	Controlled Entity

Legal Group Structure

Ordered by Group Structure

Company Name	Immed%age	Ult %age	Company Status	Primary Classification
└─ZTalk Limited	100.00000%	58.434%	Operating	Controlled Entity
├─Telstra International Limited	100.00000%	100.000%	Operating	Controlled Entity
├─Telstra Media Holdings Pty Limited	100.00000%	100.000%	Operating	Controlled Entity
├─IBM Global Services Australia Limited	16.95000%	22.600%	Operating	Associated Entity
├─Telstra Enterprise Services Pty Limited	100.00000%	100.000%	Operating	Controlled Entity
└─Telstra Pay TV Pty Limited	100.00000%	100.000%	Operating	Controlled Entity
├─Telstra Media Pty Limited	100.00000%	100.000%	Operating	Controlled Entity
├─Customer Services Pty Limited	50.00000%	50.000%	Operating	Investment
├─Foxtel Cable Television Pty Ltd	80.00000%	80.000%	Operating	Joint Venture Entity
├─Foxtel Management Pty Limited	50.00000%	50.000%	Operating	Joint Venture Entity
├─Foxtel Partnership	50.00000%	50.000%	Operating	Joint Venture Entity
└─FOXTEL Television Partnership	50.00000%	50.000%	Operating	Joint Venture Entity
├─Telstra Multimedia Pty Limited	100.00000%	100.000%	Operating	Controlled Entity
├─Telstra New Wave Pty Ltd	100.00000%	100.000%	Operating	Controlled Entity
├─Customer Contact Technologies Pty Ltd	100.00000%	100.000%	Operating	Controlled Entity
├─Data & Text Mining Technologies Pty Ltd	100.00000%	100.000%	Operating	Controlled Entity
├─Hypertokens Pty Ltd	100.00000%	100.000%	Operating	Controlled Entity
└─Lyrebird Technologies Pty Ltd	100.00000%	100.000%	Operating	Controlled Entity
├─Telstra OnAir Holdings Pty Ltd	100.00000%	100.000%	Operating	Controlled Entity
└─Telstra OnAir Infrastructure Holdings Pty Ltd	100.00000%	100.000%	Operating	Controlled Entity
└─Telstra 3G Spectrum Holdings Pty Ltd	100.00000%	100.000%	Operating	Controlled Entity
├─Telstra Rewards Pty Ltd	100.00000%	100.000%	Operating	Controlled Entity
└─Telstra Super Financial Planning Pty Ltd	100.00000%	100.000%	Operating	Associated Entity
└─Transport Communications Australia Pty Ltd	100.00000%	100.000%	Dormant	Controlled Entity

Telstra

19 August 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra's wholly owned subsidiary Pacific Access Pty Ltd announces its new corporate name and identity

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

FOR IMMEDIATE RELEASE

MEDIA RELEASE

Pacific Access launches new corporate brand – Sensis

MELBOURNE: Monday, 19 August 2002: Telstra Corporation Limited's advertising subsidiary, and one of Australia's leading advertising, information and directories businesses, Pacific Access Pty Ltd, today launched its new corporate brand and company name – Sensis Pty Ltd.

The Chief Executive Officer of Sensis Pty Ltd, Mr Andrew Day, said the new corporate brand would replace the Pacific Access brand and company name. He said it reflected the company's recent expansion from being solely a Yellow Pages® and White Pages™ print directories business, to become a broader advertising and content services business.

"Over the last two to three years, we have leveraged the core capabilities and unique assets in print and online directory advertising to expand the business into broader new media advertising and business services. This progression has meant we have outgrown the Pacific Access brand, which is associated primarily with the directories business.

"The *Sensis*™ brand gives a visible face to the progress we've made with the business expansion and to our exciting future direction. *Sensis*™ reflects the essence of the business today – keeping people in touch. Its also reflects the key human senses of sight, sound and touch, which, in turn, signify the different media in which we operate – print, voice, online and wireless.

Mr Day said the new company name and brand – *Sensis*™ – was far more flexible, relevant and dynamic for the business than the former Pacific Access brand.

"At our current stage of expansion, we needed a brand and identity that reflected better our new direction and culture. The Pacific Access brand was developed in 1991, when the company was newly formed and was considered to be just a Yellow Pages® directories business, with potential for expansion into the Asia Pacific region.

"The business has experienced significant growth since that time, and now has more than 30 products and services across multiple media. While the Yellow Pages® and White Pages™ print directories remain a core part of the business today, we've now expanded to include content services for larger businesses (including electronic catalogues), location and navigation services (through in-car, web and wireless applications), a web site build product (*Sensis™ WebWorks*), and a host of other services".

Mr Day also commented that Sensis' *CitySearch OnLine* acquisition in May this year had added a new advertising product to *Sensis*™ portfolio around lifestyle and entertainment information, while doubling its online customer base, and extending its online reach. In addition, the recent acquisition of BMC Media Ad Sales complemented the company's growth program, positioning it as Australia's second biggest Internet advertising business.

"*Sensis*™ is a brand that can be applied over a range of services. Importantly, it provides one place for customers and consumers to go to when seeking to access the full suite of *Sensis*™ products and services.

.../2

"While it is the new corporate brand, however, it does not replace the iconic Australian brands of Yellow Pages® and White Pages™, which will continue to be powerful brands in their own right under the *Sensis*™ 'umbrella'. This will also be the case for CitySearch™, WhereiS™, and GOeureka™ brands, which will all retain their brand names."

Mr Day said *Sensis*™ was deliberately implementing a phased communication approach commencing with the brand unveiling today and communication with customers. The company will unfold the brand progressively to the market, allowing its staff and customers to embrace these changes, before communicating to consumers and the wider community through a more visible external communications campaign.

Telstra Corporation Chief Executive Officer, Dr Ziggy Switkowski, said that while *Sensis*™ had always made a significant contribution to Telstra's overall financial performance and shareholder value, it was also important strategically to the corporation as one of its growth engines.

"With a significant 12 per cent share of the total $10 billion national advertising market, *Sensis*™ is already established as a leading player in Australia's advertising space - both traditional and new age," he said.

"Leveraging its core capabilities in print and online directory advertising, *Sensis*™ is now expanding. The new *Sensis*™ identity provides a framework for this growth and reflects Telstra's commitment to continued support and investment in the business as it moves forward."

Telstra Retail Group Managing Director, and *Sensis*™ Chairman, Mr Ted Pretty, also endorsed the new brand.

"Today's proceedings demonstrate the progress *Sensis*™ has made in expanding its business, having adopted a three-stage growth plan of organic growth from the core directory advertising businesses, domestic expansion into broader advertising and business services, and the pursuit of longer-term overseas opportunities," Mr Pretty said.

"*Sensis*™ has solid growth prospects in its print business and is well positioned to further create shareholder value by participating in new growth opportunities in the global advertising and media market."

The *Sensis*™ corporate and product web sites (the Yellow Pages® *OnLine*, White Pages™ *OnLine*, WhereiS™ *OnLine*, CitySearch™ and GOeureka™ sites) will all be relaunched to include the new brand tomorrow. All new Yellow Pages® and White Pages™ print directories will also feature the new brand on their covers.

For more information, please contact:
Samantha Evans, External Communications Manager, Sensis Pty Ltd, ph. 0418 124 762
Mikala Sabin, External Communications, Sensis Pty Ltd, ph. 03 9201 4712

About Sensis Pty Ltd
Sensis is a leading Australian information, advertising and directories business, providing print, voice and online products and services to more than 400,000 customers nationally. As a national, wholly-owned subsidiary of Telstra Corporation Limited, Sensis manages two of Australia's leading brands, Yellow Pages® and White Pages™, along with the Internet city guide, CitySearch™, the interactive location and navigation brand, Whereis™, and the Internet search engine, the GOeureka™ site. For more information, visit www.sensis.com.au.

The Sensis™ Story

19 August 2002

Cautionary statement regarding forward-looking statements

This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; competition in the markets in which Telstra operates; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra operates.

Note on relationships between corporate entities

Sensis Pty Ltd (formerly Pacific Access Pty Ltd) is responsible for the conduct of certain activities relating to Yellow Pages®, White Pages™, GoEureka™, Whereis™ and related products and services for Telstra Corporation Limited and is responsible for the conduct of similar activities relating to CitySearch™ products for CitySearch Australia Pty Ltd. All references to Sensis™ (or "we") or to Sensis™' (or "our") products, services, brands or company should be construed accordingly.

Yellow Pages · White Pages · Whereis · CitySearch · sensis

Sensis™: Introducing our new corporate identity

Why we are rebranding

- Shows we are more than a directories business—Sensis™ is an advertising business
- Communicates the new corporate vision, values and growth strategy
- Helps present a consistent message to customers and consumers
- **Not** just a logo or new design, it is the umbrella for all our company's activities and behaviours
- A rallying point for staff

Why we chose Sensis™

- The Sensis™ brand reflects the very essence of our business—in touch with
  - Customers
  - Consumers
  - Our people internally
  - The wider community
- The Sensis™ brand reflects the human senses of sight, sound and touch, which in turn signify the media in which we operate
- The Sensis™ brand brings to life our vision of being 'the first step in every Australian contact'

Yellow Pages · White Pages · Whereis · CitySearch · sensis

The Sensis™ story

Who we are

- We are a major player in Australia's advertising market
- The brands we manage are well known and trusted by Australian consumers and small businesses
- We operate a broad range of businesses that leverage our distinctive capabilities
- We have and will maintain a history of consistent growth

Our core business

- We have enhanced our value proposition in print directories...
  ...and are optimising our operations and sales in print directories...
  ...as a result, our directories advertising business is an overall leader compared to our peers
- We are expanding beyond print to online...
  ... and our online and voice products are growing

Our plan for growth

- Sensis™ growth will come from 3 areas
  - Continuously extracting value from our core business
  - Growing revenue and earnings from our developing products
  - Seeking opportunities to leverage our core capabilities in new growth areas
- We will focus our expansion on areas where we have a competitive advantage
- Next year's priorities...

We are a major player in Australia's advertising market



Advertising in Australian main media 2001, Percent
Total revenue A$8.4b (estimate)*
Outdoor
White Pages™
Cinema
Magazine
Radio
Newspaper
Yellow Pages®
11
Television



Online advertising in Australia, 2001, Percent
Total revenue A$110m (estimate)
Sensis™ non-directories advertising**
10
21
Sensis™ directories advertising
Other Internet advertisings

Key player in the advertising market

- 13% of Australian main media advertising market
- 31% of Australian online advertising market
- Largest advertising customer base of any media player with more than 400,000 paying customers
- More than 35% of those that advertise with the Yellow Pages® directory spend the majority of their advertising budget on Sensis™ products

* Does not include revenue from web creation and maintenance. Compares financial year data with calendar year data
** Includes CitySearch revenues for FY2002

Source: CEASA, Sensis™

The brands we manage are well known and trusted by Australian consumers and small businesses

Print



New Media

Yellow Pages® OnLine

Yellow Pages Connect

CitySearch .com.au

White Pages® OnLine

Every week, more than 60% of adult Australians use either the Yellow Pages® or White Pages™ directories

Over 2 million Australians regularly use Sensis™ sites (32% of Internet users)

Source: Sensis™, Red Sheriff


Yellow Pages
White Pages
Where
CitySearch
sensis
We operate a broad range of businesses that leverage our distinctive capabilities
Core business
Developing areas
Non-directory products
Directory products
• CitySearch™
• WhereIs™
• GoEureka™
• Sensis MediaSmart™
• LookListings™
• E-Catalogue (B2B & B2C)
• Sensis™ WebWorks
• Location and navigation
• Broadband
• Freecall 1300 and 1800
• Yellow Pages®
• Yellow Pages® OnLine
• White Pages™
• White Pages™ OnLine
• Yellow Pages® Connect
• Electronic White Pages™
• Macromatch
Advertising
Business services


Yellow Pages
White Pages
Where
CitySearch
sensis
We have and will maintain a history of consistent growth
Australian advertising market revenue growth
Growth 2000-01 Percent
Main media
Television -9
Radio 2
Newspaper -7
Magazine -6
Outdoor -2
Cinema -7
Online -1
Sensis™ revenues, FY2002
Revenue FY2001-02 A$ Millions
Growth FY2001-02 Percent
Main media
Yellow Pages® 910 0.2
White Pages™ 211 6.6
Online/electronic 48 17.1
Total 1,169 1.9
Source CEASA; ABN Amro, Sensis™

White Pages® Where CitySearch sensis

We have enhanced our value proposition in print directories...

Yellow Pages®, FY2002

- Introduced new advertising features in Regional and Metro Yellow Pages®
  - Red Bold
  - Colour in Column
  - New banners and fillers
  - Web and e-mail listings
- Successfully re-positioned local directories
- Re-aligned sales force to target specific advertiser and consumer segments

- Sustained 'last 7 days usage' at 44%
- 6.1% of targeted customers bought Red Bold
- 10% of targeted customers bought Colour in Column
- Early results for new local directories show usage increased from 17% to 42%
- Trial shows differential revenue growth of 2.1% with realigned sales force

White Pages™, FY2002

- Enhanced White Pages™ and marketed new features
  - Launched Business/Residential split and surname suppression
  - Launched new marketing approach for Colour Red, e-mail, URL & logo listings
  - Introduced sales of back covers
- Introduced proactive dedicated campaign-based sales force

- Sustained 'last 7 days usage' at 57%
- Customers are receptive and uptake has significantly increased
  - Colour red 71%
  - Email/URL 52%
  - Logos 105%
- 86% of consumers prefer the Business/Residential split
- Paying customers increased by 19%

Source: Sensis™

White Pages® Where CitySearch sensis

...and are optimising our operations and sales in print directories...

Sales and marketing initiatives

- Introduced Siebel to improve customer knowledge management and maximise up-selling opportunities
- Focused inbound call centres on up-selling
- Replaced face-to-face sales at lower end of market with telesales
- Streamlined brands, focusing on 4 power brands and new corporate brand, Sensis™
- Increased customer yield through bundling
- More effectively targeted customers though propensity scoring

Operations improvement initiatives

- Variabilised advertising design costs by outsourcing overflow during peak months of July and August
- Renegotiated print outsourcing contracts
- Consolidated call centres from 22 to 2 using leading-edge technology
- Initiated real time monitoring of staff and customer calls for quality assurance
- Increased post-consumer recycling from 6% in 1999 to 61% in 2001

Infrastructure overhaul

- Migrated IT to open architecture
- Introduced application integration to improve data quality
- Enhanced Customer Analysis capability
- Developed ad production/customer proofing capabilities

Revenue impact

- Increased inbound call centre up-selling by over $8m
- Achieved 10%+ growth at lower end of market through telesales

Cost impact

- Reduced recurring expenses by $55m pa
  - Reduced call centre operating cost by $10m
  - Saved $20m through IT supply contract renegotiation
  - Saved $7m through print outsourcing contract renegotiation

20


White Pages
Whereis
CitySearch
sensis
...as a result, our directories advertising business is an overall leader compared to our peers
0.16
0.14
0.07
Australia
US
Europe
2.9
2.9
1.9
1.9
1.5
1.2
1.0
1.0
0.4
SBC
Verizon
Yell
Sensis™
SEAT
Eniro
VNU
Wanadoo
TPI
13.0
8.6
6.2
Australia
Europe
US
Average Yellow Pages penetration, 2002
43.0
32.6
24.2
Australia
US
Europe
Source: CEASA, The Kelsey Group, ABN Amro, Sensis™


White Pages
Whereis
CitySearch
sensis
We are expanding beyond print to online
• We offer advertisers cross-media packages
• We are creating multiple channels for our users
• We are maintaining print usage while driving additional online usage
• We continue to introduce enhanced options for advertisers to differentiate their listings
Typical directory advertising revenue trend*
Percent
Expected revenue CAGR
Percent
Online
Print
25
2000
2004E
* International directory company example
Source: UBS Warburg, The Kelsey Group


White Pages
Where
CitySearch
sensis
...and our online and voice directories products are growing
White Pages™ OnLine
Initiatives
• Introduced popular Business Finder function
• Added new listing features, eg opening hours
• Introduced hyperlinked cross reference capability to improve user experience
Growth**
• 400% increase in number of paid advertisers
• 29% increase in unique users*
Monthly number of searches
Millions
CAGR* +11%
Yellow Pages® OnLine
Initiatives
• Revamped site and enhanced functionality
• Launched dedicated sales force
• Formed Looksmart alliance to drive traffic and enhance search capability
• Launched location enabled listings
Growth**
• 43% increase in paid advertisers
• 15% increase in revenues to $21.9m
• 9% increase in unique users*
Monthly number of searches
Millions
CAGR* +28%
Yellow Pages® Connect
Initiatives
• Relaunched service on 12451 to enable call connection capability
• Introduced user charge in addition to advertiser charge
Growth**
• Over 5.6 m calls serviced
• 37% increase in revenues to $12.5m with introduction of dual revenue model
Monthly number of calls
Thousands
CAGR +12
CAGR +11%
Introduced dual charge model
* Based on average number over previous 3 months compared with the prior corresponding period; ** Previous 12 months


White Pages
Where
CitySearch
sensis
Sensis'™ growth will come from 3 areas
1
Core business
2
Developing products
3
New growth areas
Print directories
• Yellow Pages®
• White Pages™
New media directories
• Yellow Pages® Online
• White Pages™ Online
• Yellow Pages ® Connect
New media advertising
• CitySearch™
• WhereIs™
• GoEureka™
• Sensis MediaSmart™
• LookListings™
Business services
• E-catalog
• Sensis™ WebWorks
• Location and navigation
• Electronic White Pages™
• Macromatch
Australian advertising
International directories
Business Imperative
Continuously extract value from our core business
Business Imperative
Grow revenue and earnings from our developing products
Where shareholder value is created
Seek opportunities to leverage our core capabilities in new growth areas

Next year's priorities…

Business imperative	Priorities
Continue to extract value from our **core business**	• Launch new product features • Improve sales force effectiveness • Deliver against customer charter • Progressively implement value-based pricing • Implement technical integration initiatives (Siebel, new AMDOCS contract, Technology Horizons Program)
Grow revenue and earnings from our **developing products**	• Consolidate recent acquisitions (CitySearch™ & BMC Media ad sales) • Increase growth from electronic products for corporations/government • Launch e-procurement and e-enablement offers (initially e-Catalogue) • Expand location and navigation services
Seek opportunities to leverage our core capabilities in **new growth areas**	• Seek and explore potential acquisition opportunities where shareholder value is created

Overall priorities
- Launch Sensis™ corporate brand and identity
- Launch Sensis™ customer charter
- Launch Sensis™ people charter

Telstra

19 August 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: TelstraClear secures $NZ600m refinancing

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

MEDIA RELEASE

August 19, 2002

TelstraClear secures $NZ600m refinancing

TelstraClear has secured a five-year $NZ600 million loan facility with Telstra, confirming debt refinancing for the country's second largest communications company.

Today's New Zealand Business Herald features a story suggesting TelstraClear faces a loan crisis in refinancing this sum. This is not true.

TelstraClear Chief Executive Rosemary Howard says the TelstraClear board approved the agreement with Telstra last week, following a review of financing options.

"The Telstra loan facility is a great deal for TelstraClear. It is competitively priced, reflecting Telstra's strong credit rating, and will save TelstraClear millions of dollars in upfront bank fees," says Mrs Howard.

Mrs Howard says, as a result, the company's auditors have confirmed they will remove the fundamental uncertainty paragraph which appeared in the Auditor's Report for the 12 month period ending 31 December 2001. This statement will not appear in their upcoming report for the six-month period to 30 June 2002.

Mrs Howard says TelstraClear's success in securing the debt refinancing well in advance of the September 12 bank maturity date was a reflection on the company's ability to develop its financing options and the confidence of TelstraClear's shareholders.

"Significant efficiencies were forecast at the time of the acquisition of CLEAR Communications by TelstraSaturn. I am delighted to report that the new business is now EBITDA positive and is on track to realise savings in capital expenditure of more than $NZ 100 million over the next five years and annual operating cost savings of $NZ 50 million," she says.

"We look forward to the benefits of the Telecommunications Act for New Zealanders. We expect these to provide an environment that is conducive to competition and choice, assisting in the success of challengers such as TelstraClear," she says.

ENDS

For Further information

Mathew Bolland – TelstraClear

Direct dial + 64 (09) 912 5835
Mobile + 64 (029) 912 5835

Graeme Salt – Telstra International

Direct dial +61 2 9298 5256
Mobile +61 417 653862

TelstraClear Limited

TelstraClear Ltd is New Zealand's second largest full service communications company, providing innovative market leading products, services and customer focus to the business, government, wholesale and residential sectors.

As at January 2002, TelstraClear Ltd serves over 300,000 business and residential customers in every central business district and over 30 regional centres. This represents more than 11% of the New Zealand market through a full voice, data, Internet Protocol and cable TV product range.

Created from the acquisition of CLEAR Communications Ltd by TelstraSaturn Ltd in December 2001, TelstraClear Ltd provides a real choice in the New Zealand communications market, and seamless services to trans-Tasman customers. For further information visit www.telstraclear.co.nz

Telstra

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

28 August 2002

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Corporation Limited - Financial results for the year ended 30 June 2002

In accordance with listing rules I enclose the following for immediate release:

1. Appendix 4B;
2. Year end results and operations review;
3. Media release;
4. Directors' report;
5. Financial report; and
6. Independent audit reports.

Yours sincerely

Douglas Gration
Company Secretary

Rules 4.1, 4.3

Appendix 4B

Preliminary final report

Introduced 30/6/2002.

Name of entity

Telstra Corporation Limited ABN 33 051 775 556

ABN	Half yearly	Preliminary final	Financial year ended ('current period')
33 051 775 556		✓	**30 June 2002**

For announcement to market

Extracts from this report for announcement to the market (see note 1).

SA millions

Revenues from ordinary activities *(item 1.1)*	**down**	**(9.3)%**	to	**20,928**
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	**down**	**(9.8)%**	to	**3,661**
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	**-**			**-**
Net profit (loss) for the period attributable to members (item 1.11)	**down**	**(9.8)%**	to	**3,661**

Dividends (distributions)	Amount per security (cents) ¢	Franked amount per security (cents) ¢
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	**11.0**	**11.0**
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	11.0	11.0

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	**20 September 2002**

Brief explanation of omission of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Nil

Condensed consolidated statement of financial performance

		Current period $A millions	Previous corresponding period $A millions
1.1	Revenues from ordinary activities *(see item 1.23)*	**20,928**	23,086
1.2	Expenses from ordinary activities *(see item 1.23)*	**(14,505)**	(15,837)
1.3	Borrowing costs	**(896)**	(769)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	**(81)**	(183)
1.5	**Profit (loss) from ordinary activities before tax**	**5,446**	6,297
1.6	Income tax on ordinary activities *(see note 4)*	**(1,796)**	(2,236)
1.7	**Profit (loss) from ordinary activities after tax**	**3,650**	4,061
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	**-**	-
1.9	**Net profit (loss)**	**3,650**	4,061
1.10	Net (profit) loss attributable to outside equity interests	**11**	(3)
1.11	**Net profit (loss) for the period attributable to members**	**3,661**	4,058
Non owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity	**(87)**	61
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
	Fair value reserve recognised on acquisition of controlling interest in joint venture entity	**54**	-
	Reserves recognised on equity accounting our interest in joint ventures and associates	**41**	(33)
1.15	Initial adjustments from UIG transitional provisions	**-**	-
1.16	Total transactions and adjustments recognised directly in equity *(items 1.12 to 1.15)*	**8**	28
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**3,669**	4,086

Earnings per security (EPS)

		Current period	Previous corresponding period
1.18	Basic EPS (in cents) ¢	**28.5**	31.5
1.19	Diluted EPS (in cents) ¢	**28.5**	31.5

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current Period $A millions	Previous corresponding period $A millions
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	**3,650**	4,061
1.21	(Less) plus outside equity interests	**11**	(3)
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**3,661**	4,058

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature or function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current Period $A millions	Previous corresponding period $A millions
1.23	Details of revenue and expenses (including specific items)		
	Revenues		
	Sales revenue	**20,196**	18,679
	Other Revenue		
	Interest revenue		
	-joint ventures and associated entities	**2**	2
	-other entities	**124**	101
		126	103
	Dividend revenue		
	-other entities	**1**	16
		1	16
	Revenue from the sale of:		
	- property, plant and equipment	**246**	288
	- investments in controlled entities	**-**	120
	- investments in joint venture entities	**-**	5
	- investments in listed securities and other corporations	**22**	603
	- patents, trademarks and licences	**1**	14
	- businesses	**33**	2,273
		302	3,303
	Other sources of revenue	**303**	985
	Total revenue from ordinary activities	**20,928**	23,086
	Expenses		
	Labour	**3,240**	3,122
	Direct cost of sales	**3,966**	3,133
	Depreciation and amortisation	**3,267**	2,871

Revenue and expenses from ordinary activities (continued)

		Current Period $A millions	Previous corresponding period $A millions
	Other expenses (excluding interest):		
	Net book value of assets we have sold/disposed:		
	- property, plant and equipment	**250**	281
	- investments in controlled entities	**(3)**	116
	- investments in joint venture entities	**-**	3
	- investments in listed securities and other corporations	**27**	337
	- businesses	**33**	1,421
	- patents, trademarks and licences	**-**	6
		307	2,164
	Rental expense of operating leases	**597**	496
	Bad debts written off - trade debtors	**185**	159
	Provisions:		
	- reduction in value of investments	**26**	1,065
	- reduction in value of convertible note issued by PCCW	**96**	-
	- reduction in value of capitalised software	**-**	31
	- other provisions	**29**	(30)
	Net foreign currency conversion losses/(gains)	**17**	(25)
	Auditors' fees	**5**	4
	Service contracts and other agreements	**1,354**	1,334
	Marketing	**284**	308
	General and administration	**776**	827
	Other operating expenses	**356**	378
	Total other expenses (excluding interest)	**4,032**	6,711
	Expenses from ordinary activities excluding interest	**14,505**	15,837
	Borrowing costs		
	- other entities	**1,009**	875
	- finance charges relating to finance leases	**2**	2
		1,011	877
	- borrowing costs capitalised	**(115)**	(108)
		896	769
	Expenses from ordinary activities	**15,401**	16,606
	Net (profit)/loss we have made on sale of:		
	- property, plant and equipment	**4**	(7)
	- investments in controlled entities	**(3)**	(4)
	- investments in joint venture entities	**-**	(2)
	- investments in listed securities and other corporations	**5**	(266)
	- businesses	**-**	(852)
	-patents, trademarks and licences	**(1)**	(8)
		5	(1,139)
Capitalised outlays			
1.24	Interest costs capitalised in asset values	**115**	108
1.25	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	**-**	332

Consolidated retained profits

		Current period $A millions	Previous corresponding period $A millions
1.26	Retained profits (accumulated losses) at the beginning of the financial period	**6,795**	5,170
1.27	Net profit (loss) attributable to members *(item 1.11)*	**3,661**	4,058
1.28	Net transfers from (to) reserves *(details if material)*	**34**	12
1.29	Net effect of changes in accounting policies	**-**	-
1.30	Dividends and other equity distributions paid or payable	**(2,830)**	(2,445)
1.30a	Other	**1**	-
1.31	**Retained profits (accumulated losses) at the end of financial period**	**7,661**	6,795

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A millions	Related tax $A millions	Related outside equity interests $A millions	Amount (after tax) attributable to members $A millions
2.1	Amortisation of goodwill	**87**	**-**	**-**	**87**
2.2	Amortisation of other intangibles	**138**	**4**	**45**	**89**
2.3	**Total amortisation of intangibles**	**225**	**4**	**45**	**176**
2.4	Extraordinary items (details)	**-**	**-**	**-**	**-**
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

Comparison of half year profits

(Preliminary final report only)

		Current year $A millions	Previous year $A millions
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	**2,098**	2,623
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	**1,563**	1,435

Condensed consolidated statement of financial position

		At end of current period $A millions	As shown in last annual report $A millions	As in last half yearly report $A millions
	Current Assets			
4.1	Cash assets	**1,070**	1,077	652
4.2	Receivables	**4,063**	4,307	3,940
4.3	Investments	-	-	-
4.4	Inventories	**204**	320	286
4.5	Other (provide details if material)	**1,038**	549	656
4.6	**Total current assets**	**6,375**	**6,253**	**5,534**
	Non-current assets			
4.7	Receivables	**720**	1,803	1,866
4.8	Investments (equity accounted)	**1,197**	1,259	1,084
4.9	Other investments	**105**	143	111
4.10	Inventories	**20**	8	22
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022)*	-	-	-
4.12	Development properties (mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	**23,421**	22,803	23,699
4.14	Intangibles (net)	**3,421**	3,012	3,063
4.15 (a)	Other (provide details if material)	**2,206**	2,078	2,171
4.15 (b)	Future income tax benefit	**132**	114	95
4.16	**Total non-current assets**	**31,222**	**31,220**	**32,111**
4.17	**Total assets**	**37,597**	**37,473**	**37,645**
	Current liabilities			
4.18	Payables	**2,791**	2,872	2,531
4.19	Interest-bearing liabilities	**1,866**	2,604	3,509
4.20 (a)	Income tax payable	**632**	657	476
4.20 (b)	Provisions	**1,903**	2,018	1,904
4.21	Revenue received in advance	**1,037**	1,128	859
4.22	**Total current liabilities**	**8,229**	**9,279**	**9,279**
	Non-current liabilities			
4.23	Payables	**129**	120	95
4.24	Interest-bearing liabilities	**11,860**	11,386	10,495
4.25 (a)	Income tax payable	-	91	45
4.25 (b)	Provisions	**848**	846	862
4.26	Deferred income tax	**1,987**	1,573	1,880
4.26	Revenue received in advance	**438**	456	462
4.27	**Total non-current liabilities**	**15,262**	**14,472**	**13,839**
4.28	**Total liabilities**	**23,491**	**23,751**	**23,118**
4.29	**Net assets**	**14,106**	**13,722**	**14,527**

Consolidated statement of financial position continued

		At end of current period $A millions	As shown in last annual report $A millions	As in last half yearly report $A millions
	Equity			
4.30	Capital/contributed equity	**6,433**	6,433	6,433
4.31	Reserves	**14**	11	56
4.32	Retained profits (accumulated losses)	**7,661**	6,795	7,507
4.33	**Equity attributable to members of the parent entity**	**14,108**	13,239	**13,996**
4.34	Outside equity interests in controlled entities	**(2)**	483	531
4.35	**Total equity**	**14,106**	**13,722**	**14,527**
4.36	Preference capital included as part of 4.33	**-**	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A millions	Previous corresponding period $A millions
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period	**Not applicable**	Not applicable
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	**Not applicable**	Not applicable

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A millions	Previous corresponding period $A millions
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation	**Not applicable**	Not applicable
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet (item 4.12)**	**Not applicable**	Not applicable

Condensed consolidated statement of cash flows

		Current period $A millions	Previous corresponding period $A millions
	Cash flows related to operating activities		
7.1	Receipts from customers (inclusive of GST)	**22,291**	20,912
7.2	Payments to suppliers and employees (inclusive of GST)	**(11,837)**	(11,136)
7.3	Dividends received from associates	**9**	1
7.3A	Dividends received from joint venture entities	**-**	-
7.4	Other dividends received	**1**	15
7.5	Interest and other items of similar nature received	**52**	70
7.6	Interest and other costs of finance paid	**(897)**	(813)
7.7	Income taxes paid	**(1,503)**	(1,455)
7.8	GST remitted to the Australian Taxation Office (ATO)	**(1,018)**	(995)
7.9	**Net operating cash flows**	**7,098**	6,599
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	**(2,958)**	(3,259)
7.11	Proceeds from sale of property, plant and equipment	**194**	288
7.12	Payment for purchases of equity investments	**(171)**	(3,236)
7.13	Proceeds from sale of equity investments	**209**	932
7.14	Loans to other entities	**-**	-
7.15	Loans repaid by other entities	**-**	-
7.16 (a)	Payment for patents, trademarks and licences	**-**	(332)
7.16 (b)	Payment for capitalised software	**(527)**	(706)
7.16 (c)	Payment for deferred expenditure	**(6)**	(71)
7.16 (d)	Other (provide details if material)	**1**	14
7.17	**Net investing cash flows**	**(3,258)**	(6,370)
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities (shares, options, etc)	**-**	-
7.19	Proceeds from borrowings	**14,474**	23,521
7.20	Repayment of borrowings	**(15,500)**	(19,772)
7.21	Dividends paid	**(2,831)**	(2,316)
7.22 (a)	Payment for convertible note	**-**	(1,366)
7.22 (b)	Other (provide details if material)	**40**	27
7.23	**Net financing cash flows**	**(3,817)**	94
7.24	**Net increase (decrease) in cash held**	**23**	323
7.25	Cash at beginning of period *(see Reconciliation of cash)*	**1,067**	744
7.26	Exchange rate adjustments to item 7.25.	**(20)**	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**1,070**	1,067

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Refer to Attachment 1 for details of non cash financing and investing activities.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A millions	Previous corresponding period $A millions
8.1	Cash on hand and at bank	**311**	201
8.2	Deposits at call	**759**	876
8.3	Bank overdraft	-	(10)
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**1,070**	1,067

Other notes to the condensed financial statements

Ratios

		Current period %	Previous corresponding period %
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	**26.0%**	27.3%
9.2	**Profit after tax / equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.33)*	**25.9%**	30.7%

Earnings per share (EPS)

10 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Refer Attachment 2 for details of earnings per share.

NTA backing *(See note 7)*		Current period (cents) ¢	Previous corresponding period (cents) ¢
11.1	Net tangible asset backing per ordinary security (in cents)	**97.5**	90.8

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Not applicable

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	**TelstraClear Limited**
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired	**($113 million)** **After minority interests (i)**
13.3	Date from which such profit has been calculated	**12 December 2001**
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	**($127 million) (ii)**

(i) Up until the date we acquired control, the results of the TelstraClear Limited joint venture were equity accounted. Our share of losses for this 5 month period amounted to $75 million.

(ii) Our share of equity accounted losses included in the Telstra Group result in the prior corresponding period amounted to $85 million.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	**Not applicable**
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	**Not applicable**
14.3	Date to which the profit (loss) in item 14.2 has been calculated	**Not applicable**
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	**Not applicable**
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	**Not applicable**

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	**28 October 2002**
15.2	Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	**20 September 2002**
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	**Yes**

Amount per security

			Amount per security (cents) ¢	Franked amount per security at 30% tax (2001: 34% tax) (cents) ¢	Amount per security of foreign source dividend (cents) ¢
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year	**11.0**	**11.0**	**Not applicable**
15.5		Previous year	11.0	11.0	Not applicable
	(Half yearly and preliminary final reports)				
15.6	**Interim dividend:**	Current year	**11.0**	**11.0**	**Not applicable**
15.7		Previous year	8.0	8.0	Not applicable

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year (cents) ¢	Previous year (cents) ¢
15.8	Ordinary securities	**22.0**	19.0
15.9	Preference securities	**Not applicable**	Not applicable

Preliminary final report - final dividend (distribution) on all securities

		Current period $A millions	Previous corresponding period $A millions
15.10	Ordinary securities *(each class separately)*	**1,415**	1,416
15.11	Preference securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**1,415**	1,416

The dividend or distribution plans shown below are in operation.

None

The last date(s) for receipt of election notices for the dividend or distribution plans

Not applicable

Any other disclosures in relation to dividends (distributions)

Not applicable

Details of aggregate share of profits (losses) of joint venture entities

Telstra's share of joint venture entities:		Current period $A millions	Previous corresponding period $A millions
16.1A	Profit (loss) from ordinary activities before income tax	38	(11)
16.2A	Income tax on ordinary activities	(41)	(25)
16.3A	**Profit (loss) from ordinary activities after income tax**	(3)	(36)
16.4A	Extraordinary items net of tax	-	-
16.5A	**Net profit (loss)**	(3)	(36)
16.6A	Adjustments	(76)	(92)
16.7A	**Share of net profit (loss) of joint ventures**	(79)	(128)

Details of aggregate share of profits (losses) of associates

Telstra's share of associated entities:		Current period $A millions	Previous corresponding period $A millions
16.1B	Profit (loss) from ordinary activities before income tax	(1)	(29)
16.2B	Income tax on ordinary activities	(2)	(3)
16.3B	**Profit (loss) from ordinary activities after income tax**	(3)	(32)
16.4B	Extraordinary items net of tax	-	-
16.5B	**Net profit (loss)**	(3)	(32)
16.6B	Adjustments	1	(23)
16.7B	**Share of net profit (loss) of associates**	(2)	(55)

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity		Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) *(item 1.9)*	
17.1A	**Equity accounted joint venture entities**	Current period %	Previous corresponding period %	Current period $A millions	Previous corresponding period $A millions
	TelstraClear Limited (formerly TelstraSaturn Limited) (controlled entity from 12 December 2001)	**58.4**	50.0	**(75)**	(85)
	Xantic B.V.	**35.0**	35.0	**-**	(36)
	FOXTEL Partnerships	**50.0**	50.0	**(47)**	(38)
	Customer Services Pty Ltd	**50.0**	50.0	**-**	-
	FOXTEL Management Pty Ltd	**50.0**	50.0	**-**	-
	FOXTEL Cable Television Pty Ltd	**80.0**	80.0	**-**	-
	Stellar Call Centres Pty Ltd	**50.0**	50.0	**4**	2
	Investment 2000 Pty Ltd	**25.0**	25.0	**-**	-
	Telecom Services Kiribati Limited (to 31 May 2001)	**-**	-	**-**	1
	Harmony Telecommunications Pte Ltd (to 1 April 2001)	**-**	-	**-**	(4)
	Reach Ltd (from 1 February 2001)	**50.0**	50.0	**53**	48
	Dynegy Connect L.P. (to 20 August 2001)	**-**	20.0	**(12)**	(16)
	DataOne Corporation Pte Ltd	**20.0**	20.0	**(2)**	-
	TNAS Limited (from 12 December 2001)	**50.0**	-	**-**	-
	IDC Limited (from 17 January 2001)	**50.0**	50.0	**-**	-
17.1A	**Total**			**(79)**	(128)

Name of entity		Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) *(item 1.9)*	
17.1B	**Equity accounted associated entities**	Current period %	Previous corresponding %	Current period $A millions	Previous corresponding $A millions
	IBM Global Services Australia Limited	**22.6**	22.6	**7**	2
	Australian - Japan Cable Limited	**39.9**	39.9	**(12)**	(2)
	Solution 6 Holdings Limited	**15.2**	19.1	**9**	(53)
	Ecard Pty Ltd	**41.0**	41.0	**(15)**	(5)
	PT Mitra Global Telekomunikasi Indonesia	**20.3**	20.3	**9**	-
	Telstra Super Pty Ltd	**100.0**	100.0	**-**	-
	Myinternet Limited (formerly myinternet.com.au Pty Ltd)	**21.1**	20.9	**-**	(8)
	PlesTel Operating Trust (Units redeemed 31 August 2000)	**-**	-	**-**	11
	Keycorp Limited (from 29 June 2002)	**47.9**	50.7	**-**	-
	Keytec Nominees Pty Ltd (to 28 June 2002)	**-**	40.0	**-**	-
	CityLink Limited (from 12 December 2001)	**27.1**	-	**-**	-
	Telstra Foundation Limited (from 13 March 2002)	**100.0**	-	**-**	-
17.1B	**Total**			**(2)**	(55)
17.2	**Total**			**(81)**	(183)
17.3	Other material interests	**-**	-	**-**	-
17.4	**Total**			**(81)**	(183)

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of securities	Total Number	Number quoted	Issue price per security *(see note 15)* (cents) ¢	Amount paid-up per security *(see note 15)* (cents) ¢
18.1	**Preference securities** *(description)*	**Nil**	**Nil**	**Nil**	**Nil**
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	**Nil**	**Nil**	**Nil**	**Nil**
18.3	**Ordinary securities**	**12,866,600,200**	**6,420,604,706**	**50**	**50**
18.4	Changes during current period				
	Opening Balance - 30 June 2001	**12,866,600,200**	**6,420,604,706**		
	(a) Increases through issues	**Nil**	**Nil**	**Nil**	**Nil**
	(b) Decreases through returns of capital, buybacks	**Nil**	**Nil**	**Nil**	**Nil**
	Closing Balance - 30 June 2002	**12,866,600,200**	**6,420,604,706**		
18.5	**Convertible debt securities** *(description and conversion factor)*	**Nil**	**Nil**	**Nil**	**Nil**
18.6	Changes during current period	**Nil**	**Nil**	**Nil**	**Nil**
	(a) Increases through issues	**Nil**	**Nil**	**Nil**	**Nil**
	(b) Decreases through securities - matured, converted	**Nil**	**Nil**	**Nil**	**Nil**
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
		Nil	**Nil**	**Nil**	**Nil**
18.8	Issued during current period	**Nil**	**Nil**	**Nil**	**Nil**
18.9	Exercised during current period	**Nil**	**Nil**	**Nil**	**Nil**
18.10	Expired during current period	**Nil**	**Nil**	**Nil**	**Nil**
18.11	**Debentures** *(totals only)*	**Nil**	**Nil**		
18.12	**Unsecured notes** *(totals only)*	**3,187,219,618**	**2,909,831,263**		

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's accounts should be reported separately and attached to this report).

Refer to attachment 3 for segment information

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of financial report preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during that period.

Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

There were no specifc items recorded for the year ending 30 June 2002. Refer to attachment 4 for details of transactions we recognised as specifc in fiscal 2001

A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with the financial effect quantified (if possible).

Refer to attachment 5 for details of events after balance date

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

At 30 June 2002 the Telstra Entity had $1,067 million in Class C Franking Credits. The Telstra Group had approximately $1,235 million Class C Franking Credits. Due to the introduction of the Business Tax Reform's Simplified Imputation Regime the franking balances were converted to reflect the credit balances on a tax paid basis rather than an after tax distributable profits basis. These converted amounts resulted in a franking balance of $530 million for the Telstra Group and $457 million for the Telstra Entity.

Additional franking credits will arise when the Telstra Entity and it's Australian controlled entities pay tax instalments during fiscal 2003 relating to the fiscal 2000, 2002 and 2003 income tax years.

The 30 June 2002 final dividend is scheduled to be paid on 28 October 2002 and will be fully franked at an income tax rate of 30%.

At present, it is expected that Telstra will be able to fully frank declared ordinary dividends out of fiscal 2003 earnings. This expectation takes into consideration the Business Tax Reform changes to the imputation system which became effective from 1 July 2002. The changes will have no impact on Telstra's franking ability. However, the directors can give no assurance as to the future level of dividends, if any, or of franking of dividends. This is because it depends upon, among other factors, our earnings, Government legislation and announcements and our tax position.

Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

There has been no accounting policy changes made during fiscal 2002.

Revisions of estimates of amounts reported in the previous interim periods. For half yearly reports the nature and amount of the revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

Not applicable

Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last annual report.

Refer attachment 6 for details of contingent liabilities and assets.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	**Not applicable**
20.2	A statement of the fees and commissions payable to the management company or responsible entity.	**Not applicable**

Identify:

• initial service charges • management fees • other fees	**Not applicable**

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place (Principal location)	**Melbourne**
Date	**15 November 2002**
Time	**10:00 am**
Approximate date the annual report will be available	**2 October 2002**

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12)

Identify other standards used	**Not applicable**

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies.

The accounts have been audited.	✓	The accounts have been subject to review.	
The accounts are in the process of being audited or subject to review.		The accounts have *not* yet been audited or reviewed.	

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached.

6 The entity has a formally constituted audit committee.

Sign here: [signature] Date: 28 August 2002

(Company secretary)

Print name: Douglas Gration

Attachment 1: Non cash financing and investing actitivies

(a) Significant financing and investing activities that involve components of non cash

Property, plant and equipment

Our property, plant and equipment includes borrowing costs of $83 million (2001: $77 million) which have been included in the cost of constructed assets.

We acquired plant and equipment with a fair value of $9 million using finance leases during fiscal 2002 (2001: $14 million). As these acquisitions did not involve cash, they are not reported in the statement of cash flows. Our finance lease liability also includes $1 million (2001: $3 million) relating to non cash, foreign currency revaluations.

Sale and leaseback transactions

There were no significant sale and leaseback transactions entered into during fiscal 2002.

During fiscal 2001, we entered into a sale and leaseback of non communications plant, server and mid range IT equipment totalling $110 million. The leaseback entered into is classified as an operating lease, and the revenue received from the sale has directly offset the retirement expense. The cash inflow from this sale is recognised in our proceeds from the sale of property, plant and equipment. During fiscal 2002, there was an additional $23 million sale and leaseback recognised relating to this same transaction.

Software assets (internal use software assets)

Our software assets include borrowing costs of $32 million (2001: $31 million) which have been included in the cost of constructed assets.

(b) Acquisitions

On 12 December 2001, we increased our holding in our joint venture entity TelstraClear Limited (TelstraClear) (formerly TelstraSaturn Limited) by 8.4%. As a result, our 58.4% interest represents a controlling interest in this company. We have consequently ceased equity accounting and have consolidated the financial position, financial performance and cash flows of the TelstraClear Group from 1 December 2001.

Cash consideration for this acquisition was $40 million (NZD$50 million) for which we received an additional 52,500,000 shares in TelstraClear.

On 23 May 2002, we acquired 100% of the share capital in CitySearch Australia Pty Ltd (CitySearch). Cash consideration for this acquisition was $17 million.

The amount of cash, other assets and liabilities we acquired as a result of obtaining our increased interest in TelstraClear and our shareholding in CitySearch are as follows:

Acquisition of controlled entities	Year ended 30 June 2002 $m
Consideration for acquisition	
Cash	56
Costs of acquisition	1
	57
Fair value of assets and liabilities acquired by major class	
Net overdraft held on acquiring control	(5)
Receivables	64
Inventories	17
Property, plant and equipment	777
Identifiable intangible assets	249
Other assets	8
Payables	(55)
Borrowings	(406)
Amounts owed to Telstra Corporation Ltd (a)	(367)
Provisions	(72)
Finance lease liability	(10)
Other liabilities	(80)
Fair value of net assets on gaining control	120
Outside equity interest relating to TelstraClear	(47)
Original 50% interest in fair value of TelstraClear's net assets prior to obtaining increased shareholding	(56)
Net assets acquired	17
Goodwill on acquisition (b)	40
	57
Outflow of cash on acquisition	
Consideration for acquisition	(56)
Net overdraft held by TelstraClear on gaining control	(5)
Costs of acquisition	(1)
	(62)

(a) Included in our repayment of borrowings line in the statement of cash flows is a $367 million loan provided to TelstraClear. This funding was used to facilitate the purchase of the Clear Communications Limited Group.

(b) Included in our goodwill on acquisition is $31 million relating to TelstraClear. Goodwill recognised from the original acquisition of our 50% interest in TelstraClear was $49 million as at 1 December 2001. Upon acquisition of our additional 8.4% controlling interest, the total goodwill relating to TelstraClear was $80 million.

Attachment 1: Non cash financing and investing actitivies (continued)

(b) Acquisitions (continued)

Regional Wireless Company

On 28 June 2002, we acquired an additional 40% interest in Joint Venture (Bermuda) No. 2 Limited (known as Regional Wireless Company or RWC) giving us 100% ownership of this company and its controlled entities. As consideration for this acquisition, PCCW redeemed the US$750 million convertible note and issued a new US$190 million mandatorily converting note. The fair value of consideration for this acquisition amounted to $992 million. As no cash was involved, this transaction is not reflected in our statement of cash flows. In addition, as we controlled RWC prior to this transaction, we were already consolidating their results, financial position and cash flows into the Telstra group. Refer to section (d) for information on the acquisition of our original 60% interest in RWC.

(c) Disposals and entities deconsolidated

During fiscal 2002, we deconsolidated our interests in Keycorp Limited (Keycorp) and Telstra Vishesh Communications Private Limited (Telstra VComm).

We signed a deed poll effective 28 June 2002, which gave up our rights to appoint a majority of the directors to the board of Keycorp. As a result, we no longer have the capacity to control the company and have deconsolidated its statement of financial position as at that date. Refer to section (e) for information on the original acquisition of our interest in Keycorp.

On 13 May 2002, we sold our ordinary shareholding in Telstra VComm and acquired non voting preference shares for $11 million on the same date. As a result of this transaction, we no longer control this company and have deconsolidated its statement of financial position.

The cash, other assets and liabilities deconsolidated as a result of these transactions are as follows:

Assets and liabilities deconsolidated by major class	Year ended 30 June 2002 $m
Carrying amounts of assets and liabilities deconsolidated by major class	
Net overdrafts held on deconsolidation	(12)
Receivables	17
Inventories	24
Property, plant and equipment	11
Intangible assets	18
Other assets	1
Payables	(27)
Borrowings	(47)
Provisions	(3)
Net assets deconsolidated	(18)
Inflow of cash on deconsolidation	
Net overdrafts held	(12)

The inflow of cash relating to overdrafts held on deconsolidation have been offset against our payments for shares in controlled entities in the statement of cash flows.

During fiscal 2001 we had the following significant acquisitions and disposals of businesses:

(d) Telstra's Asian Ventures

In fiscal 2001, we completed our strategic alliance with Pacific Century CyberWorks Limited (PCCW). Under these arrangements, the following acquisitions and disposals took place with effect from 1 February 2001:

- **Reach Ltd**

Reach Ltd (Reach) was formed through the combination of our international wholesale businesses and certain wholesale assets together with certain PCCW assets. In return for the businesses and assets we contributed, we received net cash of $680 million and a 50% equity interest recorded at $1,727 million, including capitalised acquisition costs. Reach operates as a provider of voice, data and internet connectivity services in the Asia Pacific region.

The businesses we contributed included the global wholesale division of Telstra Corporation Limited and a number of controlled entities as listed below:

Attachment 1: Non cash financing and investing actitivies (continued)

(d) Telstra's Asian Ventures (continued)

Global wholesale divisions
- Global Connect (part thereof)
- Global Wholesale - Australian Point of Presence (PoP)
- Telstra Inc. (part thereof)

Controlled entities
- Telstra Global Networks Limited
- Telstra Japan KK
- Telstra Korea Limited
- Telstra Germany GmbH
- Telstra France SA
- Telstra Singapore Pte Ltd
- Telstra International (HK) Holdings Limited
- Telstra Wholesale Trading Inc.
- Telstra (UK) Limited
- Telstra Global Wholesale (NZ) Limited
- Telstra (Malaysia Holdings) Sdn. Bhd.
- Australian Network Company Pty Ltd

The carrying amounts of cash, other assets and liabilities contributed is presented in the following table:

Assets and liabilities contributed by major class	Year ended 30 June 2001 $m
Proceeds on disposal	
Cash	680
Issue of shares (excluding associated costs)	1,692
	2,372
Cash	64
Receivables	142
Property, plant and equipment	647
Other assets	87
Payables	(403)
Borrowings	(16)
Carrying amount of assets contributed	521
Other items	47
Other associated costs (including stamp duty)	100
Book value of businesses and controlled entities contributed to Reach and associated costs	668
Net outflow of cash on contribution	(64)
Net inflow of cash as consideration	680
	616

- **Joint Venture (Bermuda) No. 2 Limited**

We acquired a 60% controlling interest in Joint Venture (Bermuda) No. 2 Limited (known as Regional Wireless Company, or RWC). Consideration for this acquisition totalled $3,085 million (including capitalised acquisition costs). RWC operates as a provider of wireless connectivity services in the Asia Pacific region.

The fair value of cash, other assets and liabilities we acquired as a result of the acquisition is presented in the following table:

Assets and liabilities acquired by major class	Year ended 30 June 2001 $m
Cash	40
Receivables	50
Inventories	14
Property, plant and equipment	430
Identifiable intangible assets	759
Other assets	49
Payables	(198)
Provisions	(103)
Fair value of net assets acquired	1,041
Telstra share of fair value of net assets acquired	625
Goodwill on acquisition	1,461
Write off of acquisition costs	999
	3,085
Inflow of cash on acquisition	40
Outflow of cash on acquisition	3,085

(e) Other acquisitions of businesses

During fiscal 2001, we acquired a 50.9% controlling interest in Keycorp Limited (Keycorp). As consideration, we sold our EFTPOS payments carriage, installation and maintenance business to Keycorp for $426 million.

The amount of cash, other assets and liabilities we acquired as a result of obtaining our interest in Keycorp are presented in the following table.

Attachment 1: Non cash financing and investing actitivies (continued)

(e) Other acquisitions of businesses (continued)

Acquisition of controlled entities and businesses	Year ended 30 June 2001 $m
Consideration for acquisition	
Sale of EFTPOS payments carriage, installation and maintenance business	426
Costs of acquisition	12
	438
Less elimination of goodwill (intercompany transaction)	426
	12
Outside equity interest (49.1%)	17
	29
Fair value of assets and liabilities acquired by major class	
Cash held by Keycorp on acquisition	1
Receivables	40
Inventories	29
Investments	20
Property, plant and equipment	5
Identifiable intangible assets	19
Other assets	7
Payables	(37)
Borrowings	(47)
Provisions	(3)
Fair value of net assets acquired	34
Less discount on acquisition	5
	29
Inflow of cash on acquisition	
Cash held by Keycorp on acquisition	1

Attachment 2: Earnings per share

	Telstra Group		
	Year ended 30 June		
	2002	2001	2000
	¢	¢	¢
Basic and diluted earnings per share (cents) (a)	**28.5**	31.5	28.6
	$m	$m	$m
The following reflects the earnings and share information used in determining our basic and diluted earnings per share:			
Net profit	**3,650**	4,061	3,673
Adjustments:			
Outside equity interests in net profit/(loss)	**11**	(3)	4
Earnings used in the calculation of basic and diluted earnings per share	**3,661**	4,058	3,677
	Number (millions)		
Weighted average number of issued ordinary shares used in the calculation of basic and diluted earnings per share (b)	**12,867**	12,867	12,867

(a) Change in accounting policy

The change in accounting policy for the introduction of SAB 101 during fiscal 2001 is described in attachment 4. This change had the effect of decreasing the earnings per share calculation by 1.1 cents to 31.5 cents in the prior year.

(b) The number of issued and paid up ordinary shares for the last 3 years has been 12,866,600,200.

Attachment 3: Segment information

We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.

Business segments

Our business structure changed during the fiscal year ended 30 June 2002. We have restated our comparative information as if the new business segments and segment accounting policies existed in prior years. The Telstra Group is organised along the following segments:

- ***Telstra Retail's*** primary activities are sales and billing. This covers residential, business and government customers who receive our services, other than wholesale services (which are provided by Telstra Wholesale), mobile services (which are provided by Telstra Mobile), and those customers included in Telstra CountryWide. This business unit:
  - manages our information, connection and payphone services as well as our print and online directories business;
  - sells and provides customer services for a comprehensive range of products, services and customer-driven solutions ranging from basic telephony services to complex voice and data networks; and
  - manages our interests in our North American, Japanese and European retail operations.
- ***Telstra CountryWide*** is responsible for:
  - addressing the telecommunication needs of consumer and business customers that reside and operate outside the mainland state capital cities and in Tasmania and the Northern Territory; and
  - the specific needs of customers which are not as readily accessible as customers in metropolitan areas.
- ***Telstra Mobile*** is responsible for:
  - our mobile and wireless networks and associated systems within Australia; and
  - all mobile retail sales and after sales support, customer service, product development and pricing.
- ***Telstra International*** manages our interests in:
  - the Asia-Pacific region, including our operations in Hong Kong, Vietnam, India, China, New Zealand, and Sri Lanka.
- ***Infrastructure Services*** responsibilities include:
  - planning, design, construction and operation of our domestic fixed communication networks and associated systems to deliver technology solutions, our products, services and customer support;
  - customer service installation and repairs; and
  - competing for some of our annual network expenditure against other suppliers, and also performing construction activities for others, including other telecommunications companies.
- ***Telstra Wholesale*** is responsible for:
  - the provision of domestic wholesale products and services to other carriers and carriage service providers.
- ***Corporate Centre*** is responsible for:
  - finance & administration, legal & regulatory, human resources, and corporate relations; and
  - financial management of the majority of Telstra Entity fixed assets (including network assets) through the Asset Accounting Group. Infrastructure Services maintains control over annual capital expenditure on these assets.

Telstra CountryWide and Telstra Retail have been combined as a single reportable business segment for reconciliation and disclosure purposes as they are considered substantially similar. Corporate Centre is not a reportable segment and has been aggregated in the "Other" segment.

Inter-segment transfers

Segment revenues, segment expenses and segment results include demand driven transfers between business segments. Generally most internal charges between business segments are made on a direct cost recovery basis. As the basis for transfers change from year to year depending on the business structure, we restate our comparatives to reflect the current basis. Certain regulatory, compliance and strategic functions are not charged to the reportable segments. We account for all international transactions between Australian and non-Australian businesses at market value. All internal telecommunications usage of our own products is also accounted for at market value.

The Asset Accounting Group does not allocate depreciation expense to other business segments related to the use of assets owned at the Corporate level.

Segment assets and liabilities

Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.

The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the Corporate level (aggregated in the "Other" segment) and not allocated across segments.

Attachment 3: Segment information (continued)

Telstra Group

	Telstra Retail (a) $m	Telstra Mobile $m	Telstra International $m	Infrastructure Services $m	Telstra Wholesale $m	Other (b) $m	Eliminations (c) $m	Total all segments $m
Year ended 30 June 2002								
Sales revenue from external customers	12,560	3,501	1,497	253	2,334	67	(16)	20,196
Other revenue from external customers	227	-	34	29	11	305	-	606
Total revenue from external customers (excluding interest revenue)	12,787	3,501	1,531	282	2,345	372	(16)	20,802
Less sale of investment/dividend revenue	42	-	14	-	-	-	-	56
Segment revenue from external customers	12,745	3,501	1,517	282	2,345	372	(16)	20,746
Add inter-segment revenue	447	39	1	1,853	1,001	957	(4,298)	-
Total segment revenue	13,192	3,540	1,518	2,135	3,346	1,329	(4,314)	20,746
Segment result	7,318	1,542	(22)	(1,371)	2,076	(4,267)	1,022	6,298
Less share of joint ventures' net losses/(profits)	43	-	36	-	-	-	-	79
Less share of associates' net losses/(profits)	(1)	-	3	-	-	-	-	2
Less net book value of investments sold	40	-	9	-	-	8	-	57
Add sale of investment/dividend revenue	42	-	14	-	-	-	-	56
Earnings before interest and income tax expense (EBIT)	7,278	1,542	(56)	(1,371)	2,076	(4,275)	1,022	6,216
Earnings has been calculated after charging/(crediting) the following:								
Depreciation and amortisation	85	-	421	-	-	2,765	(4)	3,267
Non cash expenses excluding depreciation and amortisation	36	45	25	-	-	1,360	(1,018)	448
Non current assets acquired (excluding those acquired on investment)	335	110	352	2,740	50	75	-	3,662
As at 30 June 2002								
Segment assets (d)	4,291	1,098	6,095	1,436	414	25,736	(1,473)	37,597
Segment assets include the following:								
Investment in joint venture entities	51	-	1,059	-	-	-	-	1,110
Investment in associated entities	26	-	61	-	-	-	-	87
Segment liabilities	2,763	234	1,671	1,530	252	19,691	(2,650)	23,491

(a) Telstra Retail segment revenue from external customers includes $2,406 million relating to Telstra CountryWide.

(b) Included in the other segment result is a specific charge of $855 million relating to a provision for amounts owed by a controlled entity.

(c) Included in segment result is an elimination for the specific charge of $855 million relating to a provision for amounts owed by a controlled entity.

(d) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the Asset Accounting Group.

Attachment 3: Segment information (continued)

Telstra Group

	Telstra Retail (a) (b) $m	Telstra Mobile (c) $m	Telstra International (d) $m	Infrastructure Services $m	Telstra Wholesale $m	Other (e) $m	Eliminations $m	Total all segments $m
Year ended 30 June 2001								
Sales revenue from external customers	11,620	3,144	1,208	282	2,410	67	(52)	18,679
Other revenue from external customers	616	13	2,495	51	22	1,108	(1)	4,304
Total revenue from external customers (excluding interest revenue)	12,236	3,157	3,703	333	2,432	1,175	(53)	22,983
Less sale of investment/dividend revenue	551	-	2,466	-	-	-	-	3,017
Segment revenue from external customers	11,685	3,157	1,237	333	2,432	1,175	(53)	19,966
Add inter-segment revenue	328	38	281	2,124	801	1,020	(4,592)	-
Total segment revenue	12,013	3,195	1,518	2,457	3,233	2,195	(4,645)	19,966
Segment result	6,582	1,329	(773)	(1,205)	2,119	(2,765)	719	6,006
Less share of joint ventures' net losses	36	-	92	-	-	-	-	128
Less share of associates' net losses	53	-	2	-	-	-	-	55
Less net book value of investments sold	297	-	1,574	4	-	-	2	1,877
Add sale of investment/dividend revenue	551	-	2,466	-	-	-	-	3,017
Earnings before interest and income tax expense (EBIT)	6,747	1,329	25	(1,209)	2,119	(2,765)	717	6,963
Earnings has been calculated after charging/(crediting) the following:								
Depreciation and amortisation	84	-	188	19	-	2,584	(4)	2,871
Non cash expenses excluding depreciation and amortisation	(138)	(99)	2,559	144	-	873	(718)	2,621
Non current assets acquired (excluding those acquired on investment)	311	150	3,214	58	3,732	139	-	7,604
As at 30 June 2001								
Segment assets	4,290	1,160	4,437	1,499	479	29,565	(3,957)	37,473
Segment assets include the following:								
Investment in joint venture entities	52	-	1,140	-	-	-	-	1,192
Investment in associated entities	53	-	14	-	-	-	-	67
Segment liabilities	2,829	227	567	1,644	247	23,304	(5,067)	23,751

(a) Specific revenue of $546 million from the sale of Computershare Limited (refer attachment 4) is included in Telstra Retail revenue. This increased profit by $245 million.

(b) Telstra Retail segment revenue was reduced by $745 million relating to the specific SAB101 cumulative adjustment (refer attachment 4). This specific item decreased the segment result by $205 million.

(c) Telstra Mobile segment revenue was reduced by $34 million relating to the specific SAB101 cumulative adjustment (refer attachment 4). This specific item decreased the segment result by $14 million.

(d) Telstra International total revenue includes a specific item of $2,372 million from the sale of our global wholesale business to Reach Ltd. Profit includes specific expenses relating to the book value of our global wholesale business and controlled entities sold of $1,520 million and the RWC write off of acquisition costs of $999 million (refer attachment 4).

(e) Specific revenue of $725 million from the writeback of the Telstra Superannuation Scheme (Telstra Super or TSS) additional contribution liability (refer attachment 4) is included in other segment revenue. This increased the other segment result by $725 million.

Attachment 3: Segment information (continued)

	Telstra Group Year ended/As at 30 June 2002 $m	2001 $m
Total segment revenue	**20,746**	19,966
Add sale of investment/dividend revenue	**56**	3,017
Total revenue from external customers (excluding interest revenue)	**20,802**	22,983
Add interest revenue	**126**	103
Total revenue from ordinary activities	**20,928**	23,086
Earnings before interest and income tax expense (EBIT)	**6,216**	6,963
Add interest revenue	**126**	103
Less borrowing costs	**896**	769
Profit before income tax expense	**5,446**	6,297
Less income tax expense	**1,796**	2,236
Net profit	**3,650**	4,061
Information about our products and services		
Sales revenue from		
Basic access (i)	**2,734**	1,821
Local calls	**1,947**	2,143
National long distance	**1,168**	1,267
Fixed to mobile	**1,419**	1,287
International telephone services	**409**	786
Mobile goods and services (i)	**3,475**	3,121
Data and internet services	**3,138**	3,180
Directory services (i)	**1,169**	943
Customer premise equipment	**226**	280
Intercarrier services	**1,121**	1,133
Inbound calling products	**348**	434
Solutions management	**352**	306
Various controlled entities	**2,001**	1,349
Other sales and service	**689**	629
	20,196	18,679

(i) Sales revenue for year ended 30 June 2001 includes a specifc debit accounting adjustment of $779 million for SAB101. This adjustment has been allocated across our sales revenue as follows: $540 million (basic access), $205 million (directory services), and $34 million (mobile goods and services).

	2002 $m	2001 $m
Information about our geographic operations		
Sales revenue from		
Customers in Australia	**18,699**	17,471
Customers in non Australian countries	**1,497**	1,208
	20,196	18,679
Carrying amount of segment assets		
Customers in Australia	**31,502**	33,036
Customers in non Australian countries	**6,095**	4,437
	37,597	37,473
Non current assets acquired (excluding those acquired on investment)		
Located in Australia	**3,310**	4,390
Located in non Australian countries	**352**	3,214
	3,662	7,604

Attachment 4: Events after balance date

The directors are not aware of any matter or circumstance that has occurred since 30 June 2002 that, in their opinion, has significantly affected or may significantly affect in future years:

- our operations;
- the results of those operations; or
- the state of our affairs;

other than:

On 1 August 2002, we sold a portfolio of seven office properties nationally for $570 million. The carrying value of these properties was $434 million as at 30 June 2002. This balance has been reclassified in our statement of financial position as other current assets. We have entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commence on 19 August 2002.

Attachment 5: Specific items

	Telstra Group		Telstra Entity	
	Year ended 30 June		Year ended 30 June	
	2002	2001	2002	2001
	$m	$m	$m	$m
The following items form part of the ordinary operations of our business but are considered specific due to their nature and amount.				
Our net profit has been calculated after charging/(crediting) specific revenue and expense items from our ordinary activities as follows:				
Specific revenue items:				
Sales revenue				
- revenue recognition accounting policy change (i)	-	779	-	589
Other revenue (excluding interest revenue)				
- sale of global wholesale business and controlled entities to Reach Ltd (ii)	-	(2,372)	-	(2,256)
- writeback of Telstra Superannuation Scheme additional contribution liability (iii)	-	(725)	-	(725)
- sale of our investment in Computershare Limited (iv)	-	(546)	-	-
	-	(3,643)	-	(2,981)
Total specific revenue items	-	(2,864)	-	(2,392)
Specific expense items:				
Direct cost of sales				
- revenue recognition accounting policy change (i)	-	(560)	-	(560)
Other expenses				
- book value of our global wholesale business and controlled entities sold to Reach Ltd (ii)	-	668	-	552
- deferral of unrealised profit arising on sale of businesses and controlled entities to Reach Ltd (ii)	-	852	-	-
- book value on sale of our investment in Computershare Limited (iv)	-	301	-	-
- writeoff of RWC acquisition costs (ii)	-	999	-	999
- provision raised for amounts owed by controlled entities	-	-	855	-
	-	2,820	855	1,551
Total specific expense items	-	2,260	855	991
Net specific items	-	(604)	855	(1,401)
Income tax expense/(benefit)	-	209	-	237
Net specific items after income tax expense	-	(395)	855	(1,164)

Attachment 5: Specific items (continued)

There were no other specific items recorded for the year ending 30 June 2002.

During fiscal 2001, we recognised the following transactions as specific:

(i) Revenue recognition

It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP and, in cases where there is no conflict between the two, we ensure that we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.

The US Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101) had application to us for our USGAAP accounts from 1 July 2000.

SAB101 gives the SEC staff's interpretation of existing accounting principles on the timing of recognition of revenues and associated expenses in the financial statements. As the underlying accounting principles of revenue recognition are the same for both AGAAP and USGAAP, we have applied the more detailed SAB101 guidance to the timing of revenue recognition to both AGAAP and USGAAP financial statements. We accounted for the adoption of SAB101 as a change in accounting principle effective 1 July 2000.

The major revenue and associated expense items impacted were:

- basic access installation and connection fees for in place and new services;
- up-front mobile phone connection fees;
- commission revenue for our printed directories; and
- on line directories and voice services.

Installation and connection fees

Consistent with industry practice, certain installation and connection fees were previously recognised on connection of the service. Under SAB101, these installation and connection fee revenues are deferred and recognised over the average estimated customer contract life. For basic access installation and connections this is an average of five years. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Any costs in excess of the revenue deferred are recognised immediately.

Commission revenue for printed directories

Previously, commission revenue for printed directories earned for sale of directory advertising space was recognised on signing of the advertising agreements with customers, while the balance of the revenue was deferred until the directories were published. Under SAB101 we have deferred the recognition of all revenue earned for a directory until the directory is published.

On line directories and voice services

Previously, revenue for our on line directories and voice services was recognised when agreements for the service were made with the customer. Revenue for these services is now deferred over the life of the service agreements, which is on average one year.

As a result of the change in revenue recognition accounting policy, our net profit for fiscal 2001 decreased as follows:

	Telstra Group Year ended 30 June 2001 $m
Sales revenue	
Cumulative impact of deferring revenue as at 30 June 2000	777
Deferral of additional revenues under new policy for year ended 30 June 2001	410
Part release of cumulative impact for the year ended 30 June 2001	(408)
Total sales revenue - specific impact	779
Direct cost of sales	
Cumulative impact of deferring expenses as at 30 June 2000	(573)
Deferral of additional expenses under new policy for year ended 30 June 2001	(191)
Part release of cumulative impact for the year ended 30 June 2001	204
Total direct cost of sales - specific impact	(560)
Reduction in profit before income tax expense	(219)
Income tax benefit at 34%	74
Reduction in net profit after tax for the year ended 30 June 2001	(145)

(ii) Asian Ventures

As detailed in attachment 1, on 7 February 2001 we completed our strategic alliance with PCCW. Under these arrangements, the following specific items were recognised in the statement of financial performance:

Attachment 5: Specific items (continued)

Reach Ltd

	Year ended 30 June 2001 $m
Other revenue	
Sale of global wholesale business and controlled entities to Reach Ltd	(2,372)
Other expenses	
Book value of businesses and controlled entities sold to Reach Ltd and associated costs	668
	(1,704)
Deferral of unrealised profit before tax	852
	(852)

The other revenue and other expense items represent the fair value of the total consideration received and book value respectively, relating to the divisions and controlled entities that we have sold to Reach Ltd. The book value also includes any costs associated with undertaking this transaction.

The deferral of unrealised profit arises to the extent that we retain an ownership interest in Reach Ltd. The amount deferred is brought to account in the statement of financial performance (through the share of net losses of associates and joint venture entities) on a straight line basis over a period of 20 years.

RWC

The $999 million write off of RWC acquisition costs has resulted from our acquisition of 60% of Joint Venture (Bermuda) No. 2 Limited. This item was recognised as at the date of acquisition and forms part of the reduction in value of investments.

Net effect of entering our Asian Ventures

The net once-off specific item recognised as a result of our Asian ventures is a $147 million loss before tax.

(iii) On 29 August 2000, the trustee of the Telstra Superannuation Scheme (Telstra Super or TSS) and the Commonwealth (who guaranteed our payments) released us from our obligation to contribute $121 million per annum to Telstra Super to 30 June 2011. As part of the terms of the release, we agreed to provide such future employer contributions to Telstra Super as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members vested benefits) in the range of 100-110%.

The removal of our obligation reduced the assets of Telstra Super and resulted in the VBI of the defined benefit divisions reducing from approximately 167% at 30 June 2000 to approximately 147% as at 30 June 2001.

The Trustee agreed to the release of the obligation based on actuarial advice that the removal of these additional contributions, coupled with the employer contribution commitment from us, will maintain the solvency level of Telstra Super at a satisfactory level.

We anticipate that the surplus in Telstra Super will continue and no employer contributions will be required in fiscal 2003 assuming the continued sound performance of Telstra Super.

The net present value of our commitment to Telstra Super was shown as a liability on our statement of financial position as at 30 June 2000. This liability was written back to the statement of financial performance in the year ended 30 June 2001 and increased our result as follows:

	Year ended 30 June 2001 $m
Writeback of the Telstra Super additional contribution liability	(725)
Tax effect at 34%	247
	(478)

(iv) During fiscal 2001, we sold our investment in Computershare Limited (Computershare) in two tranches. On 13 July 2000, our controlled entity, Telstra CB.com Limited, sold 53.3 million ordinary shares in Computershare at $7.25 per share, representing 10% of the issued capital. Revenue received from this sale was approximately $386 million.

On 26 June 2001, Telstra CB.com.Limited sold the remaining balance of 26.6 million shares at $6 per share resulting in revenue of $160 million.

The profit on the sale of this investment was $245 million before tax, as shown in the following table:

	Year ended 30 June 2001 $m
Revenue from sale of Computershare	(546)
Book value of investment in Computershare sold	301
	(245)
Tax effect at 34%	83
	(162)

Attachment 6: Contingent liabilities and contingent assets

We have no significant contingent assets as at 30 June 2002. The details and maximum amounts (where reasonable estimates can be made) are set out below for contingent liabilities.

Telstra Entity

Common law claims

Certain common law claims by employees and third parties are yet to be resolved. The maximum amount of these contingent liabilities cannot be reasonably estimated. Management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity's financial position, results of operations or cash flows.

Indemnities, performance guarantees and financial support

We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:

- Indemnities to financial institutions to support bank guarantees to the value of $311 million (2001: $343 million) in respect of the performance of contracts.

- Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $219 million (2001: $217 million).

- Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $nil (2001: $2 million) and a requirement that the entity remains our controlled entity.

- Guarantee of the performance of joint venture entities under contractual agreements to a maximum amount of $422 million (2001: $567 million).

- Guarantee of the performance of a third party for lease payments to be made by the third party, on our behalf, over the 16 year terms of the finance leases. The lease payments over the remaining period of the lease amount to $1,256 million (US$709 million) (2001: $1,221 million (US$620 million)).

- During fiscal 1998, we resolved to provide our associated entity, IBM Global Services Australia Limited (IBMGSA), with our pro rata 26% share of shareholder guarantees on a several basis up to $210 million. These guarantees may be made with IBMGSA bankers, or directly to IBMGSA customers. Our shareholding in IBMGSA, and our pro rata share of any future payments made under the shareholder guarantees, reduced to 22.6% during fiscal 2000. We issued a shareholder guarantee of $68 million on behalf of IBMGSA during fiscal 2000. As at 30 June 2002, $142 million (2001: $142 million) of the $210 million guarantee facility remains unused.

- Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it.

Controlled entities

Indemnities provided by our controlled entities

At 30 June 2002, our controlled entities had outstanding indemnities in respect of obligations to financial institutions and corporations. The maximum amount of our controlled entities' contingent liabilities in respect of these indemnities was $58 million (2001: $9 million).

During fiscal 2002, our controlled entity Hong Kong CSL Limited (HK CSL) guaranteed a performance bond of $57 million (HK$250 million) issued by a bank to the Office of Telecommunications Authority of Hong Kong (OFTA) in respect of the 3G licence awarded to HK CSL. The performance bond equals the minimum annual fees payable to the OFTA for the next five years. Total expenditure commitments pursuant to the 3G licence, including the next five years, are represented within other commitments.

Other

The PT Mitra Global Telekomunikasi Indonesia (MGTI) joint venture agreement (JVA) was renegotiated during the financial year ending 30 June 2000. The revised JVA reduced the amount of base equity to be contributed by shareholders from US$340 million to US$208 million (which has now been contributed).

However, Telstra Global Limited (TGL), under the JVA, may be severally liable for calls against standby equity that would be made by MGTI if certain conditions are met. Should this equity be called, TGL will be liable to contribute additional equity of $30 million (US$17 million) (2001: $33 million (US$17 million)). If the other shareholders in MGTI default on contributing their share of a standby equity call, TGL may be liable to contribute an additional $120 million (US$68 million) (2001: $133 million (US$68 million)) as standby equity.

TGL has granted a limited recourse pledge over its shares in MGTI in support of MGTI's obligations under a $850 million (US$480 million) (2001: $945 million (US$480 million)) Loan Agreement dated 23 September 1996 between MGTI and various lenders. As a result of agreements with lenders reached in September 1999 the facility is now limited to the debt drawn and outstanding. The outstanding debt under this facility is currently $175 million (US$99 million) (2001: $214 million (US$109 million)). Repayments are being made on schedule. The lenders have no recourse under the pledge to the assets of Telstra Global Limited other than to its shares in MGTI (except in the case of a breach of representation, warranty or covenant by TGL).

In February 2001, changes in Indonesian banking regulations required MGTI to cash in currency hedges associated with the loan facility. These hedges yielded a gain of $75 million (US$38 million), which was applied against the principal of the loan.

Attachment 6: Contingent liabilities and contingent assets (continued)

Other

FOXTEL minimum subscriber guarantees

The Telstra Entity and its partners, News Corporation and Publishing and Broadcasting Limited, and Telstra Media and its partner, Sky Cable, have entered into agreements relating to pay television programming with various parties. These involve commitments for minimum subscriber fees. Due to joint and several liability under the agreements, if News Corporation, Publishing and Broadcasting Limited or Sky Cable fail to meet any of their obligations, the Telstra Entity and Telstra Media would be contingently liable to the extent of those failures.

ASIC deed of cross guarantee

(1) The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):

- Telstra Corporation Limited;
- Telstra Holdings Pty Ltd;
- Telstra International Limited;
- Telstra Communications Limited;
- Telstra New Wave Pty Ltd (formerly Telstra R&D Management Pty Ltd);
- Telstra Multimedia Pty Ltd;
- On Australia Pty Ltd;
- Telstra Media Holdings Pty Ltd;
- Network Design and Construction Limited;
- Pacific Access Pty Ltd;
- Telstra CB Holdings Limited;
- Telstra CB.net Limited;
- Telstra CB.Com Limited;
- Telstra CB.fs Limited;
- InsNet Pty Ltd;
- Australasian Insurance Systems Pty Ltd;
- TRC Computer Systems Pty Ltd;
- DBA Limited;
- Brokerlink Pty Ltd;
- DBA Computer Systems Pty Ltd;
- Unilink Group Pty Ltd;
- Telstra Media Pty Ltd;
- Telstra Enterprise Services Pty Ltd (formerly Advantra Pty Ltd);
- Telstra Pay TV Pty Ltd (formerly Telstra Datacasting Pty Ltd) *; and
- NDC Global Holdings Pty Ltd *.

Telstra Finance Limited is trustee to the deed of cross guarantee.

* These entities were added to the deed of cross guarantee during fiscal 2002 by an assumption deed dated 19 June 2002.

Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up.

Telstra Corporation Limited
Year end results and operations review
Year ended 30 June 2002

Integrated full service model delivers strong result in tough market.

Financial highlights

- **Reported earnings before interest and tax** declined 10.7% to $6.2 billion with reported revenues declining 9.5% to $20.8 billion, and reported total expenses declining 9.0% to $14.6 billion. Large asset sales, and the writeback of the superannuation contribution provision of $725 million impacted fiscal 2001 results. **Reported net profit after tax and minorities** declined 9.8% to $3.7 billion.

- **Underlying[1] sales revenue** increased 1.7% to $18.8 billion, with strong growth in mobile services and fixed to mobile, partly offset by a fall in intercarrier and a marginal decline across data and internet. **Underlying[1] total revenue** (excluding interest) increased 1.8% to $19.1 billion.

- **Underlying[1] operating expenses** (before depreciation, amortisation & interest) declined 2% to $9.5 billion, driven by the continuation of the company's cost reduction programs. **Underlying[1] total expenses** (including depreciation and amortisation but before interest) marginally increased 0.1% to $12.4 billion.

- **Underlying[1] earnings before interest and tax** increased 5.0% to $6.7 billion, with strong focus on cost control in an environment of modest underlying[1] revenue growth.

- **Underlying[1] profit after tax and minorities** increased 11.5% to $4.1 billion.

- **Operating capital expenditure** declined 13.0% to $3.6 billion following tight control of the capital expenditure program. Excluding RWC, TelstraClear and the Global Wholesale business **Core operational capital expenditure** declined 15.2% to $3.4 billion.

- **Free cash flow[3]** increased 35.5% to $3.8 billion, excluding the net investment in the Asian Ventures in fiscal 2001.

- A **fully franked final dividend** of 11 cents per share has been declared and is payable on 28 October 2002.

- **Dividends per share** have increased 15.8% from 19 cents to 22 cents.

- **Telstra's performance** across both customer service guarantee and non customer service guarantee indicators remains high, particularly connections and fault restoration in rural and remote areas.

Footnotes:

1. Underlying results are produced to allow like for like comparison by removing those items which are either;
   i) not of a comparable nature owing to structural changes to the business e.g. acquisitions/consolidations;
   ii) material and non recurring; or
   iii) not part of the core operations of the business.

   Underlying results EXCLUDE:
   (a) Fiscal 2002 and fiscal 2001 proceeds from asset/investment sales and book value of asset/investment sales, from fiscal 2002 and fiscal 2001 revenue and expense and diminution in value of investments;
   (b) Superannuation contribution write-back from fiscal 2001 revenue;
   (c) New business venture[2] results from fiscal 2002 and fiscal 2001 revenue and expenses;
   (d) Global Wholesale business results from the prior year (1 July 2000 - 31 January 2001);
   (e) TelstraSaturn equity loss from the non comparable period in the prior year (December 2000 - June 2001);
   (f) Costs associated with restructuring of the business; and
   (g) The impact of movements in tax provisions resultant from the change in company income tax rates.

   Underlying results INCLUDE:
   An adjustment to fiscal 2001 to reflect the impact of the accounting policy change from the implementation of SAB101.

2 New business ventures; the Reach Ltd joint venture (Reach) adjust for periods February 2001 to June 2001 and July 2001 to June 2002; Regional Wireless Company (RWC) February 2001 to June 2001 and July 2001 to June 2002; Keycorp Ltd January 2001 to June 2001 and July 2001 to June 2002 and TelstraClear December 2001 to June 2002.

3 Free cash flow = operating cash flow less cash used in Investing activities.

4 All results stated in $A unless otherwise indicated.

Statement of financial performance
for year ended 30 June 2002

	Year ended 30 June					
	2002		2001		Reported Change	Underlying[1] Change
	Reported	Underlying[1]	Reported	Underlying[1]	%	%
	(in $ million)					
Basic access	2,734	2,734	1,821	2,360	50.1	15.8
Local calls	1,947	1,947	2,143	2,143	(9.1)	(9.1)
National long distance	1,168	1,168	1,267	1,267	(7.8)	(7.8)
Fixed to mobile	1,419	1,419	1,287	1,287	10.3	10.3
International telephone services	409	409	786	425	(48.0)	(3.8)
Mobile services	3,242	3,242	2,906	2,940	11.6	10.3
Mobile handsets	233	233	215	215	8.4	8.4
Data and internet services	3,138	3,138	3,180	3,170	(1.3)	(1.0)
Directory services	1,169	1,169	943	1,147	24.0	1.9
Customer premise equipment	226	226	280	280	(19.3)	(19.3)
Intercarrier services	1,121	1,121	1,133	1,162	(1.1)	(3.5)
Inbound calling products	348	348	434	434	(19.8)	(19.8)
Solutions management	352	352	306	306	15.0	15.0
Various controlled entities - NDC	162	162	259	259	(37.5)	(37.5)
Various controlled entities - other	1,839	412	1,090	429	68.7	(4.0)
Other sales & service	689	689	629	629	9.5	9.5
Sales revenue	20,196	18,769	18,679	18,453	8.1	1.7
Other revenue	606	291	4,304	276	(85.9)	5.4
Total revenue (excl interest rev)	20,802	19,060	22,983	18,729	(9.5)	1.8
Expenses:						
Labour	3,240	2,773	3,122	2,996	3.8	(7.4)
Direct cost of sales	3,966	3,346	3,133	3,282	26.6	2.0
Other expenses	4,032	3,292	6,711	3,326	(39.9)	(1.0)
Expenses before equity acc/depn/amort/interest	11,238	9,411	12,966	9,604	(13.3)	(2.0)
Share of net equity accounted losses	81	86	183	87	(55.7)	(1.1)
Total operating expense & share of net equity accounted losses before depn/amort/interest	11,319	9,497	13,149	9,691	(13.9)	(2.0)
EBITDA	9,483	9,563	9,834	9,038	(3.6)	5.8
EBITDA excl associates/joint ventures	9,564	9,649	10,017	9,125	(4.5)	5.7
Depreciation	2,612	2,464	2,402	2,329	8.7	5.8
Amortisation (excl goodwill)	568	443	426	361	33.3	22.7
Goodwill amortisation	87	6	43	12	102.3	(50.0)
Total depn/amort	3,267	2,913	2,871	2,702	13.8	7.8
Total operating expenses & share of net equity accounted losses	14,586	12,410	16,020	12,393	(9.0)	0.1
EBIT	6,216	6,650	6,963	6,336	(10.7)	5.0
EBIT excl associates/joint ventures	6,297	6,736	7,146	6,423	(11.9)	4.9
Net interest	770	734	666	666	15.6	10.2
PBT	5,446	5,916	6,297	5,670	(13.5)	4.3
Tax (excl. unusuals effect) (*)	1,796	1,852	2,236	1,984	(19.7)	(6.7)
PAT (bef. min int)	3,650	4,064	4,061	3,686	(10.1)	10.3
Minority interest (**)	(11)	(48)	3	(1)	N/M	N/M
PAT	3,661	4,112	4,058	3,687	(9.8)	11.5
Effective tax rate	33.0%	31.3%	35.5%	35.0%	(2.5%)	(3.7%)
EBITDA margin on sales revenue	50.8%	51.2%	52.6%	49.0%	(1.9%)	2.2%
EBIT margin on sales revenue	30.8%	35.4%	37.3%	34.3%	(6.5%)	1.1%
Earnings per share (12866.6m shares) (cents)	28.5	32.0	31.5	28.7	(9.8)	11.5

(*) Underlying tax calculations represent management's best estimates
(**) N/M refers to not meaningful

Where necessary in fiscal 2001, we adjusted comparative figures to align with changes in presentation in fiscal 2002.

Cash flow summary
for year ended 30 June 2002

	Year ended 30 June 2002	2001
	(in $ millions)	
Receipts from Customers	**22,291**	21,023
Payments to Suppliers/Employees	**(11,837)**	(11,136)
Net Interest and Finance Charges	**(844)**	(743)
Income Tax Paid	**(1,503)**	(1,455)
Dividends Received	**10**	16
GST Remitted to the ATO	**(1,018)**	(1,106)
Operating Cash Flow	**7,098**	6,599
Operating Capital Expenditure	**(3,606)**	(4,144)
Capital Interest	**115**	108
Operating Capital Expenditure - excluding capitalised interest	**(3,491)**	(4,036)
Investment Expenditure	**(171)**	(3,236)
Patents, Trademarks and Licences (including 3G spectrum)	**0**	(332)
Capital Expenditure - excluding Capitalised Interest	**(3,662)**	(7,604)
Receipts from Asset Sales/Other Proceeds	**404**	1,234
Cash flow used in Investing Activities	**(3,258)**	(6,370)
Free Cash Flow (Operating Cash Flow less Cash Flow used in Investing Activities)	**3,840**	229
Net Investment in Asian Ventures	**0**	2,605
Free Cash Flow (excl. net investment in Asian Ventures)	**3,840**	2,834
Movements in Borrowings/Finance Leases	**(1,026)**	3,749
Payment for Convertible Note	**0**	(1,366)
Employee Share Loans (Net)	**40**	27
Dividends Paid	**(2,831)**	(2,316)
Net Financing Activities	**(3,817)**	94
Net Cash Flow	**23**	323
Capital Expenditure		
Capital Expenditure - excluding capitalised interest	**3,662**	7,604
Capitalised Interest	**115**	108
Capital Expenditure including Capitalised Interest	**3,777**	7,712

Statement of financial position
as at 30 June 2002

	Year ended 30 June 2002	2001
	(in $ millions)	
Current Assets	**6,375**	6,253
Intangibles	**3,421**	3,012
Property, Plant and Equipment	**23,421**	22,803
Total Non-Current Assets	**31,222**	31,220
Net Debt	**11,553**	10,630
Total Liabilities	**23,491**	23,751
Gross Debt	**13,726**	13,990
Net Assets/Shareholders' Equity	**14,106**	13,722

Statistical data summary

for year ended 30 June 2002

	Year Ended 30 June		
	2002	2001	
	(in millions)		Growth %
Billable traffic data (in millions)			
Local calls (number of calls)	10,799	11,198	(3.6%)
National long distance minutes [1]	8,946	8,833	1.3%
Fixed-to-mobile minutes	3,691	3,268	12.9%
International outgoing minutes[2]	819	739	10.8%
Mobile telephone minutes[3]	5,780	5,277	9.5%
Inbound Calling Products	3,458	4,008	(13.7%)
Network and operations data (at year end)			
Basic access lines in service [4]			
Residential	6.35	6.29	1.0%
Business	2.39	2.47	(3.2%)
Total retail customers	8.74	8.76	(0.2%)
Domestic wholesale	1.27	1.30	(2.3%)
Total basic access lines in services	10.01	10.06	(0.5%)
FaxStream® services access lines (in thousands)[5]	400	413	(3.2%)
ISDN access (basic lines equivalents) (in thousands)[6]	1,268	1,235	2.7%
Mobile services in operation (SIO) (in thousands)			
GSM	5,346	4,712	13.5%
CDMA	596	464	28.4%
Mobile services in operations	5,942	5,176	14.8%
Online subscribers (thousands)			
Narrowband subscribers	1,108	890	24.5%
Broadband subscribers [7]	168	78	115.4%
Total online subscribers	1,276	968	31.8%
FOXTEL subscribers (thousands)			
FOXTEL cable subscribers	487	477	2.1%
FOXTEL direct to home satellite subscribers	313	268	16.9%
Total FOXTEL subscribers	800	744	7.5%
Value-added services (thousands)			
Mobile messagebank customers	5,062	4,258	18.9%
Easycall® call waiting customers	5,605	5,604	0.0%
Fixed line Messagebank® customers	1,448	1,414	2.4%
Calling number display customers	897	785	14.2%
Employee data			
Domestic full-time staff [8]	40,427	44,874	(9.9%)
Full-time staff and equivalents [9]	44,977	48,317	(6.9%)

[1] Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones to Australian fixed telephones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks, and FaxStream® services.

[2] International outgoing minutes for international settlement purposes also include minutes from mobile telephone services, ISDN and public payphones.

[3] Includes all calls made from mobile telephones including long distance, international and data calls.

[4] Excludes advanced access services, such as ISDN and FaxStream® services.

[5] Facsmile access product.

[6] Expressed in equivalent number of clear voice channels.

[7] Within Broadband, retail products include cable, satellite, and ADSL, while wholesale products include ISP, HyperConnect and Flexstream.

[8] Excludes offshore, casual and part time employees

[9] Includes all domestic and offshore employees, including controlled entities, however it excludes Keycorp due to deconsolidation.

Summary of operating results

for year ended 30 June 2002

Telstra Corporation Limited reported a profit after tax and minorities of $3,661 million for the year ended 30 June 2002, representing a decrease of 9.8% over the prior corresponding year. The fiscal 2001 net profit after tax and minorities included the effect of a number of one-off items, particularly the sale of our Global Wholesale business and controlled entities ($875 million after tax), the sale of our interest in Computershare ($162 million after tax), the superannuation contribution writeback ($478 million after tax) and the write down of our investment in RWC ($999 million after tax).

After adjusting to allow like for like comparisons with fiscal 2001, our underlying[1] NPAT grew 11.5% to $4,112 million. Underlying[1] EBIT grew 5.0% to $6,650 million with underlying[1] EBITDA growing 5.8% to $9,563 million.

The fourth quarter saw a stronger performing mobiles segment following absorption of the new offerings, and a high growth in directories due to the later issue of books in fiscal 2002. Intercarrier revenues continue to decline from lower interconnect rates while data revenues stabilised.

Revenue

Underlying[1] sales revenue increased 1.7% to $18,769 million, with continued strong growth in mobile services and fixed to mobile. The continuing impact of rebalancing initiatives has resulted in an increase in basic access revenue offset by decreases in local call and national long distance revenues. Data and internet services revenue declined due to a softer overall market but displayed signs of stabilisation with growth in new generation data products. Intercarrier revenues fell as a result of reduced interconnect rates.

Underlying[1] total revenue increased 1.8% to $19,060 million.

Expenses

Underlying[1] operating expenses (before depreciation, amortisation and interest) declined 2.0% to $9,497 million largely due to a 7.4% decline in underlying[1] labour expenses attributable to a reduction in staff numbers, partly offset by higher labour substitution costs resulting from outsourcing arrangements. Underlying[1] discretionary spending declined 16% due to strong cost management. This was partially offset by underlying[1] direct cost of sales growth of 2.0%, driven by higher network payments from increased volumes of interconnect and international minutes.

Underlying[1] total expenses (including depreciation and amortisation but before interest) increased 0.1% to $12,410 million.

Reported net interest expense increased 15.6% to $770 million. The increase relates mainly to the debt borrowed for the net investment in the Asian Ventures in February 2001 partly offset by lower interest rates, a reduction in liquidity levels and the reduction in gross debt due to stronger cash flows.

Reported tax expense decreased 19.7% to $1,796 million. This was due to a 13.5% decrease in reported net profit before tax as well as a decrease in the reported effective tax rate from 35.5% to 33.0% mainly due to the reduction in the Corporate tax rate from 34% to 30% from 1 July 2001.

Free cash flow[3] increased from $229 million to $3,840 million driven by an operating cash flow increase of 7.6% to $7,098 million. Operating cash flow has shown strong growth resulting from tight control of expenditure and improved working capital management partly offset by higher interest and tax payments. Investing cash outflow decreased 48.9% to $3,258 million driven by tighter control of the capital expenditure program in fiscal 2002. Reported free cash flow in fiscal 2001 was impacted by the net investment in the Asian Ventures. Excluding the net investment in the Asian Ventures, free cash flow increased 35.5% to $3,840 million.

Treasury operations
Telstra's financial position remains very strong. During fiscal 2002 S&P upgraded their credit rating. S&P, Moody's and Fitch rate Telstra at AA-, Aa3 and AA- respectively, with all maintaining a stable outlook. Telstra's credit quality ranks amongst the highest in the world in the telecommunications sector.

Dividends
A fully franked final dividend of 11 cents per share has been declared and is payable on 28 October 2002.

For enquiries on these results contact:

David Moffatt
Chief Financial Officer
Telstra Corporation Limited

Wayne Treeby
General Manager, Investor Relations
Telstra Corporation Limited
Phone: 61 3 9634 8014
Email: Investor.relations@team.telstra.com

Operating and Financial Review and Prospects

Results of operations

The following table illustrates our reported and underlying[1] results for fiscal 2002 and fiscal 2001.

Table 1 - Results of operations

	Year ended 30 June 2002		2001			
	Reported	Underlying[1]	Reported	Underlying[1]	Reported Change %	Underlying[1] Change %
	(in $ million)					
Sales revenue	20,196	18,769	18,679	18,453	8.1	1.7
Other revenue	606	291	4,304	276	(85.9)	5.4
Total revenue (excl interest rev)	20,802	19,060	22,983	18,729	(9.5)	1.8
Operating expenses (excl depn/amort/interest)	11,238	9,411	12,966	9,604	(13.3)	(2.0)
Share of equity accounted losses	81	86	183	87	(55.7)	(1.1)
Depreciation & amortisation	3,267	2,913	2,871	2,702	13.8	7.8
Earnings before interest & tax (EBIT)	6,216	6,650	6,963	6,336	(10.7)	5.0

Our reported earnings before interest and tax or "EBIT" for fiscal 2002 was $6,216 million compared with $6,963 million for fiscal 2001. A number of items in both fiscal 2002 and fiscal 2001 occurred that make like-for-like comparisons difficult. After adjusting for these items, our underlying[1] EBIT for fiscal 2002 was $6,650 million representing a 5.0% increase over our underlying[1] EBIT for fiscal 2001 of $6,336 million.

The items requiring adjustment for this comparison consist of:

- the one-time benefit of $725 million in fiscal 2001 due to the release from our obligations under the Telstra Additional Contributions agreement to the Telstra Superannuation Scheme;
- the sale of our Global Wholesale business and controlled entities in February 2001 into our joint venture, Reach Ltd. We equity account for our 50% interest in Reach and recognised $53 million of equity accounted profits for fiscal 2002 and $48 million of equity accounted profits from February 2001 to June 2001. In addition, our Global Wholesale business contributed $160 million of EBIT from July 2000 to January 2001 which did not recur in fiscal 2002;
- in February 2001, we acquired a 60% controlling interest in Regional Wireless Company (RWC), that owns 100% of Hong Kong CSL Limited. RWC contributed $77 million to our fiscal 2002 EBIT and $36 million from February 2001 to June 2001. On 28 June 2002 we increased our shareholding in RWC to 100%;
- we incurred restructuring expenses for employee redundancies of $289 million in fiscal 2002 charged directly to profits compared with $44 million in fiscal 2001. Total cash restructuring costs, including those charged to a provision were $326 million in fiscal 2002 compared with $453 million in fiscal 2001;
- we acquired a controlling interest in Keycorp Limited in December 2000. Keycorp generated a loss before interest and tax of $28 million for fiscal 2002 and $24 million from January 2001 to June 2001. Keycorp was de-consolidated from 28 June 2002 after we issued a deed poll to amend our right to appoint a majority of directors;

- in December 2001, we increased our ownership interest in TelstraSaturn Limited and began consolidating its results. At the same time, TelstraSaturn acquired Clear Communications Limited and its name was changed to TelstraClear Limited. The consolidated results of TelstraClear for June 2002 and our equity accounted share of TelstraSaturn's pre-acquisition costs generated a loss before interest and tax of $120 million. TelstraSaturn's equity accounted loss for December 2000 to June 2001 was $42 million;
- our asset and investment sales, impairment of investments and the marked to market reduction in value of the PCCW convertible note ($96 million), generated a loss before interest and tax of $127 million in fiscal 2002 and a loss before interest and tax of $28 million in fiscal 2001;
- we began applying Staff Accounting Bulletin 101 (SAB101) revenue recognition rules in the second half of fiscal 2001 resulting in historical adjustments relating to prior years. Had SAB101 been in force prior to fiscal 2001 these historical adjustments would not have been booked in fiscal 2001 and our EBIT would have been $204 million higher;
- we adjusted our deferred tax balances in fiscal 2001 to reflect the current company tax rate of 30%.

Operating revenues

The following table includes our reported and underlying operating revenues to enable like for like comparisons for fiscal 2002 and fiscal 2001.

Table 2 - Operating revenue by major product and service category

	Year ended 30 June					
	2002		2001		Reported Change	Underlying[1] Change
	Reported	Underlying[1]	Reported	Underlying[1]	%	%
	(in $ million)					
Basic access	**2,734**	**2,734**	1,821	2,360	50.1	15.8
Local calls	**1,947**	**1,947**	2,143	2,143	(9.1)	(9.1)
National long distance	**1,168**	**1,168**	1,267	1,267	(7.8)	(7.8)
Fixed to mobile	**1,419**	**1,419**	1,287	1,287	10.3	10.3
International telephone services	**409**	**409**	786	425	(48.0)	(3.8)
Mobile services	**3,242**	**3,242**	2,906	2,940	11.6	10.3
Mobile handsets	**233**	**233**	215	215	8.4	8.4
Data and internet	**3,138**	**3,138**	3,180	3,170	(1.3)	(1.0)
Directory services	**1,169**	**1,169**	943	1,147	24.0	1.9
Customer premise equipment	**226**	**226**	280	280	(19.3)	(19.3)
Intercarrier services	**1,121**	**1,121**	1,133	1,162	(1.1)	(3.5)
Inbound calling products	**348**	**348**	434	434	(19.8)	(19.8)
Solutions management	**352**	**352**	306	306	15.0	15.0
Various controlled entities - NDC	**162**	**162**	259	259	(37.5)	(37.5)
Various controlled entities - Other	**1,839**	**412**	1,090	429	68.7	(4.0)
Other sales & service	**689**	**689**	629	629	9.5	9.5
Sales revenue	**20,196**	**18,769**	18,679	18,453	8.1	1.7
Other revenue (excl interest income)	**606**	**291**	4,304	276	(85.9)	5.4
Total operating revenue (excl interest)	**20,802**	**19,060**	22,983	18,729	(9.5)	1.8

Our reported operating revenue was $20,802 million for fiscal 2002, a decrease of 9.5% compared with our reported operating revenue of $22,983 million for fiscal 2001. The principal reason for this decrease was the inclusion in fiscal 2001 of:

- $725 million of other revenue relating to the one-time benefit of the release of our obligations under the Telstra Additional Contributions agreement to the Telstra Superannuation Scheme;
- $486 million of revenue from our Global Wholesale business, which was sold to Reach in February 2001;

- $492 million of revenue from RWC, acquired February 2001, and $25 million of revenue from Keycorp acquired December 2000; and
- $3,303 million of other revenue relating to asset and investment sales.

The effects of these fiscal 2001 revenue items was partly offset by the inclusion in fiscal 2002 of:

- $1,440 million of revenue from RWC, Keycorp and TelstraClear, which were not reflected in the fiscal 2001 year revenues for a comparative period; and
- $302 million of other revenue relating to asset and investment sales.

To derive our underlying[1] revenue we have adjusted fiscal 2002 and 2001 revenues for these items, and removed the impact of SAB101 adjustments booked in fiscal 2001 relating to prior periods. Underlying[1] fiscal 2002 total revenue was $19,060 million, an increase of $331 million or 1.8% compared with $18,729 million underlying[1] total revenue for fiscal 2001, primarily reflecting continued growth in our mobile services and fixed to mobile business.

The continuing impact of rebalancing initiatives has resulted in an increase in basic access revenue with decreases in local call and national long distance revenues. Data and internet services revenue declined due to a softer overall market but displayed signs of stabilisation with growth in new generation data products. Intercarrier revenues declined as a result of lower interconnect rates, and controlled entities revenue from NDC has declined due to the general slow down of the construction market.

Basic Access

The following table shows information about our basic access service.

Table 3 - Basic access

	Year ended 30 June			
	2002	2001	change	change
	(in millions)			%
Basic access revenue - underlying				
Retail	2,394	2,057	337	16.4
Domestic wholesale	340	303	37	12.2
Basic access revenue - underlying	2,734	2,360	374	15.8
Adjustments - SAB101	-	(539)	539	N/M
Basic access revenue - reported	$2,734	$1,821	$913	50.1
Basic access lines in service (at year end)(*)				
Residential	6.35	6.29	0.06	1.0
Business	2.39	2.47	(0.08)	(3.2)
sub-total	8.74	8.76	(0.02)	(0.2)
Domestic wholesale	1.27	1.30	(0.03)	(2.3)
Total access lines in service	10.01	10.06	(0.05)	(0.5)

Note: statistical data represents management's best estimates

(*) Excludes basic access lines for our internal use

After removing the impact of SAB101 adjustments booked in fiscal 2001 relating to prior periods, our underlying[1] revenue from basic access services increased in both retail and wholesale primarily as a result of the continuation of access price rebalancing introduced in March 2000. The increases in our basic access fees have generally been offset by lower local call charges and some capped long distance charges. As part of our rebalancing initiatives, we have been introducing new basic access packages which have had a positive effect on our basic access revenue growth, despite an overall decrease in basic access lines in service. Some of these pricing initiatives include:

- introduction of Telstra Homeline Options in February 2001;
- introduction of Telstra Businessline packaging in June 2001; and
- increases in Telstra Homeline access prices and new Telstra Businessline customer access prices from September 2001, and existing Telstra Businessline customer access prices from February 2002.

Growth in basic telephone access lines has been affected by competition, particularly with our business and wholesale customers. Residential access lines have grown in response to attractive packaging and as a result of increased first home buyers.

Local Calls

The following table shows information on our local call business.

Table 4 - Local calls

	Year ended 30 June			
	2002	2001	change	change
	(in millions)			%
Local call revenue				
Retail	**1,525**	1,683	(158)	(9.4)
Domestic wholesale	**255**	295	(40)	(13.6)
Sub-total	**1,780**	1,978	(198)	(10.0)
Value added services revenue				
Retail	**143**	141	2	1.4
Domestic wholesale	**24**	24	0	0.0
Sub-total	**167**	165	2	1.2
Total local call revenue	**$1,947**	$2,143	($196)	(9.1)
Number of local calls	**10,799**	11,198	(399)	(3.6)

Note: statistical data represents management's best estimates

Local call prices excluding value added services have decreased by an average of 6.7% in fiscal 2002 reflecting the rebalancing of access and call product prices. In addition we are offering our customers a number of pricing packages that have the effect of lowering local call prices. For example, our Homeline Plus package allows customers to choose lower call price options that carry higher access charges. The number of Homeline Plus customers has increased 44% to approximately 2.9 million in fiscal 2002 compared to fiscal 2001.

Our revenue from billable value added services was relatively flat during the period, with continued growth in call number display, offset by call return which has declined due to the reduction in marketing.

The product group is also impacted by migration to other products such as ISDN, mobile and fixed to mobile which resulted in declining call volumes in fiscal 2002 from lower number of services, and lower calls per service.

National long distance calls

The following table shows information about our national long distance calls.

Table 5 - National long distance

	Year ended 30 June			
	2002	2001	change	change
		(in millions)		%
National long distance revenue				
Retail	**1,161**	1,252	(91)	(7.3)
Domestic wholesale	**7**	15	(8)	(53.3)
Total national long distance revenue	**$1,168**	$1,267	($99)	(7.8)
National long distance minutes	**8,946**	8,833	113	1.3

Note: statistical data represents management's best estimates

Our national long distance calls have continued to face strong competition. Revenue from national long distance services fell during fiscal 2002 despite minutes of use increasing slightly. We maintained volumes by introducing offerings such as "1 cent Saturdays" from August 2001 to November 2001 and the increasing take-up of packages with capped price calls. This positive impact on volumes has been offset by a reduction in the effective price paid by customers resulting from these various offerings and the rebalancing of access and call product prices. The prices on some capped calls were also reduced during fiscal 2002. With the continued strong growth of mobiles in the Australian market, our national long distance revenues have also been impacted by customer migration to mobile and fixed to mobile.

Fixed to mobile calls

The following table shows information about our fixed to mobile calls.

Table 6 - Fixed to mobile calls

	Year ended 30 June			
	2002	2001	change	change
		(in millions)		%
Fixed to mobile revenue				
Retail	**1,401**	1,261	140	11.1
Domestic wholesale	**18**	26	(8)	(30.8)
Total fixed to mobile revenue	**$1,419**	$1,287	$132	10.3
Fixed to mobile minutes	**3,691**	3,268	423	12.9

Note: statistical data represents management's best estimates

Our fixed to mobile revenue has continued the recent trends of strong growth due largely to the increased number of mobile services in the Australian market. There has been continued competitive pressure on per minute prices for this product, although this has been mostly offset by an increase in the connection charges, particularly for our Homeline and Businessline customers.

Fixed to mobile minutes have increased resulting in some substitution from the fixed line network.

International telephone services

The following table shows information about our international telephones services.

Table 7 - International telephone services

	Year ended 30 June			
	2002	2001	change	change
	(in millions)			%
Outbound	**319**	326	(7)	(2.1)
International assisted/other	**90**	99	(9)	(9.1)
International services revenue - underlying	**409**	425	(16)	(3.8)
Adjustments	-	361	(361)	N/M
International services revenue - reported	**$409**	$786	($377)	(48.0)
International outgoing minutes (*)	**819**	739	80	10.8

Note: statistical data represents management's best estimates

(*) International outgoing minutes for international settlement purposes also include international outgoing minutes from mobile telephone service, ISDN and public payphones operated by us.

Our reported revenue from international telephone services for fiscal 2001 included $361 million of revenue from our Global Wholesale business, which we sold to Reach in February 2001. Excluding this from fiscal 2001 our revenue for outgoing calls declined slightly despite an increase in minutes of use reflecting the continuing strong competition in this market. Our 0018 Free ½ hour offering from April 2001 and 10 minute capped calls offering from September 2001 helped to increase volumes and market share in fiscal 2002. However, these increases were offset by lower effective prices paid by our customers resulting from these various offerings and the rebalancing of access and call product prices.

Our revenues from international assisted and other calls decreased in fiscal 2002 principally due to lower Telecard volumes.

Mobile goods and services

The following table shows information about our mobile goods and services.

Table 8 - Mobiles goods and services

	Year ended 30 June			
	2002	2001	change	change
	(in millions, unless otherwise stated)			%
Access fees and call charges	**2,734**	2,601	133	5.1
Value added services				
International roaming	**143**	120	23	19.2
Mobile messagebank	**149**	96	53	55.2
Mobile data	**216**	123	93	75.6
Total value added services	**508**	339	169	49.9
Mobile services revenue	**3,242**	2,940	302	10.3
Mobile handset sales	**233**	215	18	8.4
Mobile goods and services revenue (*) - underlying	**3,475**	3,155	320	10.1
Adjustments - SAB101	**-**	(34)	34	N/M
Mobile goods and services revenue (*) - reported	**$3,475**	$3,121	$354	11.3
Market Penetration (**)	**64%**	58%	-	6.0
GSM mobile SIO's (thousands)	**5,346**	4,712	634	13.5
CDMA mobile SIO's (thousands)	**596**	464	132	28.4
Total mobile SIO's (thousands)	**5,942**	5,176	766	14.8
Prepaid mobile SIO's (thousands)	**1,880**	1,212	668	55.1
Postpaid mobile SIO's (thousands)	**4,062**	3,964	98	2.5
Total mobile SIO's (thousands)	**5,942**	5,176	766	14.8
Deactivation rate	**14.7%**	17.3%	-	(2.6)
Total mobile telephone minutes (***)	**5,780**	5,277	503	9.5
Average minutes per SIO per month	**87**	95	(8)	(8.4)
	(in $ service in operation)			
Average revenue per user per month (****)	**48.60**	52.47	(3.87)	(7.4)
Average prepaid revenue per user per month (*****)	**10.05**	13.24	(3.19)	(24.1)
Average postpaid revenue per user per month (****)	**63.16**	61.26	1.90	3.1
Average prepaid revenue per user per month (****)	**13.01**			
Mobile data revenue per SIO per month	**3.24**	2.21	1.03	46.6

Note:
statistical data represents management's best estimates
average revenue per user per month is calculated using average SIO's

(*) Excludes revenue from:
- call termination charges, including calls from our fixed network which we categorise as fixed to mobile; and
- resale of analogue and CDMA services to other carriers.
- RWC

(**) Estimate of total market mobile services in operation divided by Australia total population.
(***) Outbound minutes based on calling party pays billing.
(****) Average revenue per user based on mobile services revenue. Comparative data for average prepaid revenue per user per month not available.
(*****) Average revenue per user based on voice only revenue

Mobile services revenue growth in fiscal 2002 was mainly due to the continued growth in both the number of services in operation and mobile data revenues. The growth in mobile services in operation and consequently total minutes of use did not have a corresponding increase in revenues due to the higher percentage of new customers connecting to pre-paid services. Pre-paid customers display a diverse usage pattern with a high share of low use customers. At June 2002, pre-paid SIO's comprise 31.6% of total SIO's, up from 23.4% at June 2001.

CDMA services now comprise approximately 10% of our mobile services and continue to grow strongly at 28.4% over fiscal 2001, following completion of our CDMA network roll out in October 2000.

Average revenue per user fell in fiscal 2002, generally reflecting a higher component of prepaid SIO's within the base. Despite ongoing pricing pressures, average revenue per user for postpaid services increased by 3.1% in fiscal 2002 due to increased usage of value added services, particularly the penetration of mobile data, largely SMS.

Strong positive trends continue across the value added services products:

- international roaming from additional intercarrier agreements;
- mobile messagebank due to a reclassification from access fees and call charges;
- mobile data, such as our short message service which had a penetration rate of approximately 35% of our mobile customer base at June 2002. In fiscal 2002 1,011 million messages were sent compared with 642 million in fiscal 2001.

In fiscal 2002, revenue from handset sales has increased as we now charge customers higher prices for handsets, following the removal of handset subsidies (excluding corporates) under our 'more 4 you' and 'more 4 business' offerings.

Mobile number portability has not had a material impact on services in operation since its introduction, with our deactivation rate declining 2.6% over the period to 14.7%.

Under SAB101, we now recognise revenue on some services, such as upfront connection fees and some prepaid services over the average customer life rather than at the point of sale. After removing the impact of SAB101 adjustments booked in fiscal 2001 relating to prior periods, our mobile goods and services revenue is $34 million higher in that period.

Mobile services revenues in the fourth quarter grew 8.7%, reflecting an increase from quarter three growth of 6.2%. This is mostly attributable to stronger usage per SIO as the 'more 4 you' and 'more 4 business' offerings gained further acceptance. There was also an increase in SIO's aided by the winter sale promotion in June 2002.

Given the growth in the prepaid subscriber base over the past two years we have recently undertaken a review of subscriber profiles to determine those subscribers who were outside the existing 12 month contractual recharge only period and not revenue generating. This review identified 226,000 prepaid services which did not respond to our advice to recharge the service. As a result we have commenced deactivating those services which have not been used for 12 months. This process will be completed within the first quarter of fiscal 2003.

Given the proximity of the deactivation to the end of fiscal 2002, the following table details the effect of the deactivation of these prepaid subscribers on the mobiles business key performance indicators if it had been effective on 30 June 2002.

Assumed deactivation of 226K prepaid services at 30/06/02:

Market Penetration (**)	63%
GSM mobile SIO's (thousands)	5,120
CDMA mobile SIO's (thousands)	596
Total mobile SIO's (thousands)	5,716
Prepaid mobile SIO's (thousands)	1,654
Postpaid mobile SIO's (thousands)	4,062
Total mobile SIO's (thousands)	5,716
Average minutes per SIO per month	88
	(in $ service in operation)
Average revenue per user per month (****)	49.61
Average prepaid revenue per user per month (*****)	10.84
Average postpaid revenue per user per month (****)	63.16
Average prepaid revenue per user per month (****)	14.04
Mobile data revenue per SIO per month	3.31

Note:
statistical data represents management's best estimates
average revenue per user per month is calculated using average SIO's

(**) Estimate of total market mobile services in operation divided by Australia total population.

(****) Average revenue per user based on mobile services revenue. Comparative data for average prepaid revenue per user per month not available.

(*****) Average revenue per user based on voice only revenue

In addition, from early August 2002, we have now introduced a 6 month recharge only period for new prepaid services, to better reflect our active and revenue generating customer base. Prepaid subscribers who fall outside the recharge only periods will be automatically deactivated. Going forward we will report our SIO base and key performance indicators net of prepaid deactivations.

Data and internet services

The following table shows information about our data and internet services.

Table 9 - Data and internet services

	Year ended 30 June			
	2002	2001	change	change %
	(in millions, except access lines and subscriber numbers in thousands)			
Data and internet services revenue - underlying				
Retail	**2,641**	2,662	(21)	(0.8)
Domestic wholesale	**497**	508	(11)	(2.2)
Total data and internet services revenue(*) - underlying	**3,138**	3,170	(32)	(1.0)
Adjustments	**-**	10	(10)	N/M
Total data and internet services revenue(*) - reported	**$3,138**	$3,180	($42)	(1.3)
Consisting of:				
Integrated services (incl. ISDN)	**1,188**	1,256	(68)	(5.4)
Data lines	**339**	353	(14)	(4.0)
Leased lines	**224**	233	(9)	(3.9)
International leased	**110**	221	(111)	(50.2)
Packet switching	**434**	431	3	0.7
Faxstream	**290**	299	(9)	(3.0)
Internet and ISP	**553**	377	176	46.7
Total data and internet services revenue - underlying	**3,138**	3,170	(32)	(1.0)
Adjustments	**-**	10	(10)	N/M
Total data and internet services revenue - reported	**$3,138**	$3,180	($42)	(1.3)
Alternatively referred to as:				
New generation	**1,034**	827	207	25.0
Traditional	**2,104**	2,343	(239)	(10.2)
Total data and internet servicesrevenue(*) - underlying	**3,138**	3,170	(32)	(1.0)
Adjustments	**-**	10	(10)	N/M
Total data and internet servicesrevenue(*) - reported	**$3,138**	$3,180	($42)	(1.3)
ISDN access lines (basic access line equivalents) (**)	**1,268**	1,235	33	2.7
FaxStream® services access lines	**400**	413	(13)	(3.1)
Narrowband subscribers (***)	**1,108**	890	218	24.5
Broadband subscribers(****)	**168**	78	90	115.4
Total online subsribers	**1,276**	968	308	31.8

Note: statistical data represents management's best estimates

(*) Excludes calling charges associated with internal access.

(**) Physicals previously reported have been restated as follows; March 1,228 and June 2001 1,235, due to previously including internal services.

(***) Physicals previously reported have been restated as follows: March 1,109, December 1,070, and September 991. This resulted from the identification of multiple accounts per subscriber, which are now excluded.

(****) Physicals previously reported have been restated as follows: March 128, December 110, and September 93. This resulted from the removal of Big Pond Direct services and the inclusion of Wholesale Broadband customers.

Data and internet services reported revenue in fiscal 2001 included $10 million of revenue attributable to our Global Wholesale business which was sold to Reach in February 2001.

Data revenues fell marginally overall in fiscal 2002 but show signs of stabilising with continued growth in new generation data products.

Demand for new generation products and services remains strong with revenue up 25%. This has been driven largely by internet and internet service provider revenues with total on-line subscribers up 32% and broadband subscribers up 115%. Packet switching revenues have remained flat with solid growth from our domestic frame relay and ATM services. This was offset by approximately $31 million of Transend and Argent product revenues in fiscal 2001, which is included in various controlled entities because it was generated by Keycorp as a controlled entity.

International leased lines revenue has fallen as multiple participants and excess capacity in the market are driving prices down. The international global economy has driven the slowdown in international line demand decreasing international leased line revenues during fiscal 2002.

ISDN services declined in fiscal 2002 due to the impact of rebalancing which resulted in the overall reduction of effective prices. While ISDN access revenues remained flat, voice and data revenues have declined by 6.4% and 12.7% respectively.

Data revenues in the fourth quarter grew 4.2%, reversing a trend of negative quarterly growths. This growth was impacted by a lower fourth quarter in fiscal 2001 which included rebate adjustments relating to prior quarters. After taking this into account a modest quarterly growth rate illustrates the stabilisation of the data market.

Directory services

The following table shows information about our directories services revenues.

Table 10 - Directory services

	Year ended 30 June			
	2002	2001	change	change
	(in $ millions)			%
Directory services revenue - underlying	**1,169**	1,147	22	1.9
Adjustments	-	(204)	204	N/M
Directory services revenue - reported	**1,169**	943	226	24.0

Our reported directory services revenue increased in fiscal 2002 largely due to the impact of the historical adjustments relating to the application of SAB101 in fiscal 2001. Under SAB101, we now recognise all revenue when the Yellow Pages® directory is published and delivered to greater than 60% of the market, instead of 40% at the point of sale and 60% when the directory is published. After removing the impact of SAB101 adjustments booked in fiscal 2001 relating to prior periods, our directory services revenue is $204 million higher.

Underlying[1] revenue from directory services has increased marginally in fiscal 2002. In a market environment where revenues in most forms of advertising, especially print advertising, declined over the past year, our Yellow Pages® print advertising revenue grew marginally at 0.2 %, and our White Pages™ business exhibited strong growth of 6.6%. In addition, our online and electronic products experienced growth of 17.1%, albeit from a low base.

During fiscal 2002, we also acquired City Search and the Web Ad Sales unit of BMC Media. These acquisitions will be fully integrated during fiscal 2003 and are expected to contribute markedly to the future directory services revenue.

Directory revenues in the fourth quarter grew 9.9%, following a third quarter growth of 2.2%. The fourth quarter performance is attributable to:

- the recording of specific directories revenues in the fourth quarter in fiscal 2002, which were recorded in the third quarter in fiscal 2001;
- the introduction of new regional Yellow Pages® directories in Hills District; and
- strong growth in Newcastle and Gold Coast White Pages™ directories.

Customer premises equipment

The following table shows revenues from our customer premises equipment.

Table 11 - Customer premises equipment

	Year ended 30 June			
	2002	2001	change	change
	(in $ millions)			%
Customer premises equipment revenue	**226**	280	(54)	(19.3)

Our revenues from customer premises equipment products and services declined 19.3%. This was principally due to the sale of our PABX business in the first half of 2002, consistent with our strategy to exit the customer premises equipment market, and the continued competition in the market with an expanding range of products.

Intercarrier services

The following table shows revenues from our intercarrier services.

Table 12 - Intercarrier services

	Year ended 30 June			
	2002	2001	change	change
	(in $ millions)			%
Intercarrier services revenue - underlying	**1,121**	1,162	(41)	(3.5)
Adjustments	-	(29)	29	N/M
Intercarrier services revenue - reported	**1,121**	1,133	(12)	(1.1)

Our reported revenue from intercarrier services in fiscal 2002 included revenue from international inbound call terminating services that we now charge Reach following the sale of our Global Wholesale business to Reach in February 2001. Had revenues from these international inbound call terminating services been applied to intercarrier services revenue for the 2001 fiscal year, it would have been $29 million higher.

Taking this revenue into account when comparing the revenue from fiscal 2002 with fiscal 2001 our underlying[1] revenue from intercarrier services declined 3.5%. This decline is driven by the following:

- the progressive reduction of interconnect rates of up to 60% for PSTN/ISDN originating and terminating, local call interconnect and mobile originating and terminating through commercial negotiations with our wholesale customers. These rate reductions are consistent with the industry trend of lower interconnect rates;
- the reduction in SIO's following the collapse of One Tel in May 2001;
- a decline in facilities access due to the inclusion of revenues in fiscal 2001 which related to prior years;
- partly offset by increased volumes of up to 40% across both mobiles and PSTN/ISDN originating and terminating access.

Underlying[1] Intercarrier services revenues in the fourth quarter declined 9.7%, following a third quarter decline of 16.8%. The fourth quarter decline was not as steep as the third quarter as a result of:

- the lesser impact of the One Tel collapse on fourth quarter revenues in the prior period; and
- an increase in facilities access due to lower revenues in the fourth quarter in fiscal 2001 from Vodafone Mobile Tower access and Optus Duct access credits.

After taking this into account the quarter four decline was driven by the full year trends of lower interconnect rates despite increased volumes.

Inbound calling products

The following table shows revenues from our inbound calling products.

Table 13 - Inbound calling products

	Year ended 30 June			
	2002	2001	change	change
	(in millions)			%
Inbound calling products revenue	**$348**	$434	($86)	(19.8)
Inbound minutes	**3,458**	4,008	(550)	(13.7)

Revenue for inbound calling products is mainly derived from our Freecall 1800 product and the B party (called party) revenue of our Priority One3 and Priority 1300 products. These have declined as a result of the introduction of Inbound Number Portability in November 2000 creating a more competitive environment, which is negatively effecting prices and volumes. This product consists of a base of major customers. The loss of one of these in the first half had a considerable impact on second half revenues in fiscal 2002.

A party (calling party) revenue is recognised in local calls.

Solutions management

The following table shows revenues from solutions management products.

Table 14 - Solutions management

	Year ended 30 June			
	2002	2001	change	change
	(in $ millions)			%
Solutions management revenue	352	306	46	15.0

Our revenue from solutions management is derived from managing all or part of a customer's information technology or telecommunications services.

Revenue increased in fiscal 2002 largely due to continued strong growth in our Telstra Managed Services business. While there has been a general softening in the market we have renewed long standing customer contracts and secured a number of new major contracts.

Solutions management revenues in the fourth quarter increased by 32.9% after a third quarter increase of 8.1%. The fourth quarter was impacted by the following:

- additional project work on large contracts; and
- the recognition of revenue in the fourth quarter in fiscal 2002 relating to prior quarters.

Various controlled entities

The following table includes information about our revenues from controlled entities.

Table 15 - Various controlled entities

	Year ended 30 June			
	2002	2001	change	change
	(in $ millions)			%
Controlled entity revenue from:				
NDC	**162**	259	(97)	(37.5)
Other	**412**	429	(17)	(4.0)
Total controlled enitity - underlying	**574**	688	(114)	(16.6)
Adjustments	**1,427**	661	766	N/M
Total controlled enitity - reported	**2,001**	1,349	652	48.3

Our reported revenue from various controlled entities increased 48.3% in fiscal 2002 compared with fiscal 2001 primarily due to the inclusion of revenues from RWC, TelstraClear and Keycorp in our consolidated results for non comparable periods.

Excluding this revenue, and adjusting fiscal 2001 for revenues of $144 milion related to the Global Wholesale business which we sold to Reach in February 2001, our underlying[1] controlled entities revenue decreased 16.6%. This was driven by a decrease in external construction activity, undertaken by NDC, attributable to a general slow down of the construction market.

In addition, Vietnam and Cambodia Business Co-operation Contract (BCC) operations were scaled down as expected, resulting in lower revenues. These decreases are partially offset by approximately $61 million of revenue in fiscal 2002 from Transend and Argent products previously reported under data and internet. These revenues are included under this category because they were generated by Keycorp, as a controlled entity. Keycorp is no longer a controlled entity and from 28 June 2002 will no longer be consolidated.

Other sales and services

The following table includes information about our revenues from other sales and services.

Table 16 - Other sales and services

	Year ended 30 June			
	2002	2001	change	change
	(in $millions)			%
Other sales and services revenue from:				
Payphones	**154**	166	(12)	(7.2)
Operator assisted services	**116**	122	(6)	(4.9)
Other minor items	**419**	341	78	22.9
Total other sales and services	**689**	629	60	9.5

Our payphones business revenue has continued to decrease impacted by the substitution of other products, particularly mobiles, and the reduction in effective price yields for non local calls.

Operator assisted services volumes are falling due to customers using alternative products, such as white and yellow pages on-line and Telstra call connect.

Minor products have increased in fiscal 2002 due to increase in provision of products/ services such as Conferlink, Securidial, Securitel and Internetwork Management services.

Other revenue

The following table provides a breakdown of our other revenue.

Table 17 - Other revenue by category

	Year ended 30 June			
	2002	2001	change	change
	(in $ millions)			%
Other revenue - underlying				
Dividends received/receivable	**1**	16	(15)	(93.8)
Miscellaneos revenue	**290**	260	30	11.5
Total other revenue - underlying	**291**	276	15	5.4
Revenue from sale of:				
Property, plant and equipment	**246**	288	(42)	(14.6)
Investments	**7**	57	(50)	(87.7)
Controlled entities	**0**	120	(120)	(100.0)
Listed entities	**15**	546	(531)	(97.3)
Patents, trademarks and licences	**1**	14	(13)	(92.9)
Business	**33**	2,278	(2,245)	(98.6)
Total revenue from sale of assets	**302**	3,303	(3,001)	(90.9)
Miscellaneous revenue	**-**	725	(725)	(100.0)
Adjustments	13	-	13	N/M
Total other revenue underlying adjustments	**315**	4,028	(3,713)	(92.2)
Total other revenue - reported	**606**	4,304	(3,698)	(85.9)

Our reported other revenue decreased in fiscal 2002 compared with fiscal 2001 principally due to the sale of our Global Wholesale business and controlled entities to Reach in February 2001 for $2,372 million, and $546 million of proceeds from the sale of our interest in Computershare Ltd. The one-time revenue contribution to the fiscal 2001 results of $725 million from the release of our obligation to continue to pay additional contributions to the Telstra Superannuation Scheme has also contributed to the decrease.

Excluding this revenue and other revenue generated from sales of assets, investments and interests in listed entities during both years, our underlying[1] other revenue increased 5.4% in fiscal 2002 compared with fiscal 2001.

Dividends received in fiscal 2002 were lower compared with fiscal 2001 due to dividends paid by Intelstat in fiscal 2001 under contractual obligations while it was a satellite consortium. Since incorporation on 18 July 2001, Intelsat has not declared a dividend.

Miscellaneous revenue increased $30 million in fiscal 2002 compared to fiscal 2001 mostly due to increased revenue from the government for work under the Extended Zone Untimed Local Call tender as part of the Rural Telecommunications Infrastructure Fund, ($89 million in fiscal 2002 compared with nil in fiscal 2001). This was offset in part by lower Universal Service Obligations levy receipts.

Operating expenses

The following table includes our reported operating expenses, and in order to allow like for like comparisons, our underlying[1] operating expenses, for fiscal 2002 and fiscal 2001.

Table 18 - Operating expenses

	Year ended 30 June					
	2002		2001			
	Reported	Underlying[1]	Reported	Underlying[1]	Reported Change %	Underlying[1] Change %
	(in $ million)					
Expenses						
Labour	**3,240**	**2,773**	3,122	2,996	3.8	(7.4)
Direct cost of sales	**3,966**	**3,346**	3,133	3,282	26.6	2.0
Other expenses	**4,032**	**3,292**	6,711	3,326	(39.9)	(1.0)
Expenses before equity acc/depn/amort	**11,238**	**9,411**	12,966	9,604	(13.3)	(2.0)
Share of net equity accounted losses	**81**	**86**	183	87	(55.7)	(1.1)
Total expenses & share of net equity accounted losses before depn/amort	**11,319**	**9,497**	13,149	9,691	(13.9)	(2.0)
Total depn/amort	**3,267**	**2,913**	2,871	2,702	13.8	7.8
Total operating expenses & share of net equity accounted losses before depn/amort	**14,586**	**12,410**	16,020	12,393	(9.0)	0.1

Our reported operating expenses were $14,586 million for fiscal 2002, a decrease of 9.0% compared with our reported operating expenses of $16,020 million for fiscal 2001. The principal reason for this decrease was the inclusion in the fiscal 2001 year of:

- $326 million of expense from our Global Wholesale business, which was sold to Reach in February 2001;
- $456 million of expenses from RWC, $49 million of expenses from Keycorp, $42 million of TelstraSaturn equity accounted losses for December 2000 to June 2001, and $48 million Reach equity accounted profits; and
- $3,331 million of costs relating to our asset and investment sales and the impairment of investments.

The effect of these fiscal 2001 expense items were partly offset by the inclusion in fiscal 2002 of:

- $1,511 million of expenses from RWC, Keycorp and TelstraClear, which were not reflected in fiscal 2001 for a comparative period; and
- $429 million of costs relating to our asset and investment sales and the impairment of investments.

To derive our underlying[1] operating expenses we have adjusted fiscal 2002 and fiscal 2001 expenses for these items, and removed the impact of SAB101 adjustments booked in fiscal 2001 relating to prior periods. Underlying[1] fiscal 2002 total expenses was $12,410 million, an increase of $17 million or 0.1% compared with $12,393 million underlying[1] total expenses for fiscal 2001. Excluding depreciation and amortisation, underlying[1] operating expenses have decreased 2.0% to $9,497 million. These reductions were primarily driven by the company's continuing cost reduction programs.

The following tables provide information about our reported and underlying[1] expenses for each of our expense groupings.

Labour expense

The following table shows information about our labour and restructuring expenses.

Table 19 - Labour expense

	Year ended 30 June			
	2002	2001	Change	Change %
	(in $ millions, except staff numbers in whole numbers)			
Labour expense - underlying (excl restructuring)	**2,773**	2,996	(223)	(7.4)
Adjustments	**178**	82	96	N/M
Labour expense - reported (excl restructuring)	**2,951**	3,078	(127)	(4.1)
Restructuring expenses	**289**	44	245	N/M
Total labour expense - reported	**3,240**	3,122	118	3.8
Full time staff & equivalents - underlying	**42,750**	46,610	(3,860)	(8.3)
Adjustments	(2,227)	(1,707)	(520)	N/M
Full time staff & equivalents - reported	**44,977**	**48,317**	(3,340)	(6.9)

Since June 2001 we have reduced our reported full time staff and equivalents from 48,317 to 44,977. Our reported labour expenses have increased 3.8% in the fiscal 2002 compared with fiscal 2001, reflecting the increase in restructuring costs charged against profit and the inclusion of labour expenses relating to RWC, TelstraClear, Keycorp and Global Wholesale for non comparable periods. These are partly offset by several cost reduction strategies that resulted in a proportion of labour costs being transferred into service contracts and IT professional costs.

Restructuring expenses have increased as the majority of these costs have been charged against profit in fiscal 2002. Approximately $150 million of the fiscal 2002 restructuring expenses related to NDC Limited. Total cash restructuring costs, including those charged to a provision were $326 million in fiscal 2002 compared with $453 million in fiscal 2001.

Excluding restructuring expenses and the labour expenses relating to RWC, TelstraClear, Keycorp and Global Wholesale, underlying[1] labour expense declined by 7.4% in fiscal 2002 compared with fiscal 2001, reflecting a reduction in the underlying[1] labour force of full time staff.

Award staff received an average increase of 4% in December 2001 in accordance with the current enterprise agreements. This was the second average increase of 4% after the initial increase in December 2000.

Staff on individual contracts received an average increase of 5% in October 2001, after an average increase of 4% in October 2000.

Based on the latest actuarial advice provided on the financial position of the Telstra Superannuation Scheme as at 30 June 2000, we expect that a surplus in the superannuation schemes will continue. As a result, employer contributions were not required in fiscal 2002, and assuming this continued compliance with the vested benefits index range, we have agreed with the scheme trustee, employer contributions will not be required in fiscal 2003 and 2004.

Direct cost of sales

The following table shows a breakdown of our direct cost of sales.

Table 20 - Direct cost of sales

	Year ended 30 June			
	2002	2001	Change	Change
	(in $ millions)			%
Direct cost of sales - underlying				
Cost of goods sold	**447**	401	46	11.5
Mobile subsidies/incentives/commissions	**736**	848	(112)	(13.2)
Network payments	**1,640**	1,515	125	8.3
Costs of external construction - NDC	**184**	254	(70)	(27.6)
Other	**339**	264	75	28.4
Total direct cost of sales - underlying	**3,346**	3,282	64	2.0
Adjustments	**620**	(149)	769	N/M
Total direct cost of sales - reported	**3,966**	3,133	833	26.6

Our reported direct cost of sales increased 26.6% during fiscal 2002 compared with fiscal 2001, principally due to the implementation of SAB101 in fiscal 2001 and the increased cost of goods sold and network payments associated with the inclusion of costs relating to RWC, TelstraClear, Keycorp and Global Wholesale for non comparable periods. After excluding these impacts, our underlying[1] direct costs of sales increased 2.0% in fiscal 2002 compared with fiscal 2001.

Underlying[1] cost of goods sold have increased due to customers now purchasing handsets, with consistent increases in handset revenues. Handset subsidies continue on a limited basis.

Underlying[1] mobile subsidies/incentives/commissions have decreased largely due to:

- the progressive removal of handset subsidies (excluding corporates) in preparation for the introduction of More 4 you and More 4 business offers. There is also a lower proportion of 24 month contracts, decreasing deferred subsidies and the ongoing amortisation charge of these subsidies. Amortisation of previously deferred subsidies and subsidies for new corporate customers will continue to be charged against profits over the life of the contract;

- lower commission rates combined with the termination of the United Customer Management Solutions (UCMS) agreement, resulting in a group of Mobilenet customers being managed internally. Also a decrease in the average commission paid on prepaid card sales, partly offset by an increase in volumes from the increased postpaid customer base through the external channel;

- a decrease in dealer administration fees due to the channel mix increasingly favouring internal channels; and

- partly offset by an increase in dealer incentives driven by additional CDMA incentives to stimulate demand and increase the subscriber base.

Underlying[1] network payments increased in fiscal 2002 largely due to increased volumes of terminating traffic caused by:

- increased mobile voice, data (SMS) and international roaming traffic terminating on other networks, partly offset by lower interconnect rates;
- higher volumes in international direct; and
- the increased sales of our Wholesale Global Linx product.

Network payments include payments to Reach, a joint venture entity for purchases of, and entitlement to capacity and connectivity services, made on normal commercial terms and conditions.

Costs of external construction, primarily relating to the cost of activities provided by NDC to external parties, have decreased reflecting a slow down in the construction market.

Information service provider payments increased mainly as a result of the increased volume of content provided on the Telstra.com portal and paper purchasing and printing costs increased in fiscal 2002 due to the printing of additional telephone directories.

Other expenses

The following table includes information about our other expenses.

Table 21 - Other expenses

	Year Ended 30 June			
	2002	2001	Change	Change
	(in $ millions)			%
Other expenses - underlying				
Rental expense on operating leases	**484**	447	37	8.3
Reduction in value of capitalised software	**0**	31	(31)	(100.0)
Bad debts written off - trade debtors	**181**	157	24	15.3
Doubtful debt provision	**20**	(18)	38	200.0
Reduction in value of inventories	**1**	(21)	22	100.0
Net foreign currency conversion losses/(gains)	**18**	(33)	51	150.0
Auditors fees	**5**	4	1	25.0
Service contracts and other agreements	**1,350**	1,332	18	1.4
Marketing	**259**	301	(42)	(14.0)
General administration	**694**	781	(87)	(11.1)
Other operating expense	**280**	345	(65)	(18.8)
Total other expenses - underlying	**3,292**	3,326	(34)	(1.0)
Adjustments:				
Net book value of assets sold:				
Property, plant and equipment	**250**	281	(31)	(11.0)
Investments in controlled entities	**(3)**	116	(119)	(102.6)
Investments in joint venture entities	**0**	3	(3)	(100.0)
Investments in listed securities and other corporations	**27**	337	(310)	(92.0)
Patents, trademarks and licences	**0**	7	(7)	(100.0)
Businesses	**33**	1,420	(1,387)	(97.7)
Reduction in value of investments/ convertible note				
Reduction in value of investments	**26**	1,065	(1,039)	(97.6)
Reduction in value of convertible note issued by PCCW	**96**	0	96	N/M
Other adjustments	**311**	156	155	N/M
Total underlying adjustments	**740**	3,385	(2,645)	(78.1)
Total other expenses - reported	**4,032**	6,711	(2,679)	(39.9)

Our reported other expenses include costs associated with asset and investments sales and the impairment of investments:

- fiscal 2002 includes $429 million including the $96 million from the marked to market reduction in value of the PCCW convertible note; and
- fiscal 2001 includes $3,229 million comprising the sale of our Global Wholesale business and controlled entities to Reach, Computershare, and Extant, and the write down of our investment in RWC.

After excluding these costs and taking into account other expenses relating to RWC, TelstraClear, Keycorp and Global Wholesale for non comparable periods our underlying[1] other expenses decreased 1.0% in fiscal 2002 when compared to fiscal 2001.

Our underlying[1] expenses in fiscal 2002 reflected the following:

- increased operating lease rental due to the sale and leaseback of midrange IT equipment, offset by lower deprecation;
- bad and doubtful debt increased mostly attributable to:
  - increased bad debts in the consumer market ;
  - fiscal 2001 benefit of a write back following settlement of disputed amounts provided for in earlier years not being matched in fiscal 2002 by similar write backs or the sale of old debt;
  - partly offset by lower corporate write offs following the collapse of One Tel in fiscal 2001.
- the increase in currency conversion costs is mainly attributable to the revaluation of foreign entities to reflect the fluctuation in exchange rates;
- an overall increase in service contracts and other agreements which included network maintenance, fault repairs, pre provisioning and activation work. This was attributable to increases in both volume and price, as well as other minor issues such as an increase in maintenance costs for the CDMA network as costs were previously covered by warranties. Also there were increases in the use of outsourcing agreements (particularly in relation to IT Professional Services) in preference to full time staff. These were offset by decreases in labour and consultancy costs;
- other discretionary items such as marketing, general and administration expenses, and other operating expenses, continue to decrease in line with cost reduction initiatives.

Share of net equity accounted losses

The following table shows information about our share of net losses of associates and joint ventures.

Table 22 - Share of net losses of associates and joint ventures

	Year ended 30 June			
	2002	2001	Change	Change
	(in $ millions)			%
Share of net losses of associates and joint venture entities - underlying	**86**	87	(1)	(1.1)
Adjustments	(5)	96	(101)	N/M
Share of net losses of associates and joint venture entities - reported	**81**	183	(102)	(55.7)

Our reported net equity accounted losses decreased 55.7% during fiscal 2002 compared with fiscal 2001. This was principally due to a $102 million write down in fiscal 2001 of goodwill implicit in the carrying value of our equity accounted investments in Solution6, My Internet, TelstraSaturn and Xantic. After adjusting for this and excluding the following non comparable items:

- Reach equity accounted profits of $53 million in fiscal 2002 and $48 million in fiscal 2001;
- $48 million TelstraClear pre-acquisition costs in fiscal 2002; and
- TelstraSaturn $42 million equity accounted loss for the period December 2000 to June 2001;

our underlying[1] equity accounted losses marginally decreased.

Underlying[1] net equity accounted losses have decreased marginally due to:

- lower profits from Xantic;

- we no longer have significant influence over Commander Communications and consequently no longer equity account for this investment;
- higher Australian Japan Cable losses due to the commencement of depreciation following the completion of the network in December 2001; and
- higher Foxtel losses, $48 million compared with $38 million in fiscal 2001.

These increased losses/decreased profits were mostly offset by decreased losses in Solution 6 and an adjustment to reflect the dilution in shareholding. We continue to equity account for this investment.

Depreciation and amortisation

The following table shows information about our depreciation and amortisation charges.

Table 23 - Depreciation and amortisation

	Year ended 30 June			
	2002	2001	Change	Change
	(in $ millions)			%
Depreciation - underlying	**2,464**	2,329	135	5.8
Amortisation (excl goodwill) - underlying	**443**	361	82	22.7
Amortisation (goodwill) - underlying	**6**	12	(6)	(50.0)
Total depreciation and amortisation - underlying	**2,913**	2,702	211	7.8
Adjustments	**354**	169	185	N/M
Total depreciation and amortisation - reported	**3,267**	2,871	396	13.8

The increase in reported depreciation and amortisation was mainly attributable to the growth in the communications plant asset base, and capitalised software development, which is consistent with our level of capital expenditure over recent years. Reported amortisation of goodwill has increased due to the acquisition of RWC in February 2001, resulting in amortisation of $73 million in fiscal 2002 compared with $30 million in fiscal 2001. The inclusion of depreciation and amortisation for RWC, TelstraClear, Keycorp and Global Wholesale, over non-comparable periods has also contributed towards this increase.

The increase in reported depreciation and amortisation was offset in part by:

- adjustments to asset service lives; and
- sale and leaseback of midrange IT equipment and mechanical aid assets.

After taking into account the adjustments to derive our underlying[1] results, depreciation and amortisation for fiscal 2002 increased 7.8% reflecting growth in the communications plant asset base, and capitalised software development.

International

HKCSL (CSL) Financial Summary

HKCSL (CSL) Financial Summary

Table 24 - CSL Financial Summary

	Year ended 30 June					
	2002 (*)	2001 (*)(**)	2002 (*)	2001 (*)	Change	Change
	(in $A millions)		(in $HK millions)			%
Revenue						
Access fees and call charges			2,438	2,624	(186)	(7)
Value added services						
International direct			193	221	(28)	(13)
Roaming			998	1,067	(69)	(6)
Data			98	44	54	123
Feature			136	196	(60)	(31)
Total Value added services			1,425	1,528	(103)	(7)
Total mobile service revenue			3,863	4,152	(289)	(7)
Handset sales			463	678	(215)	(32)
Other revenue			92	87	5	6
Total CSL goods and services revenue	1,084	492	4,418	4,917	(499)	(10)
Total opex	746	334	3,022	3,699	(677)	(18)
EBITDA (***)	338	158	1,396	1,218	178	15
EBIT (***)	79	36	393	405	(12)	(3)
CAPEX (****)	70	56	323	493	(170)	(34)
Key performance indicators						
EBITDA margin	31%	32%	32%	25%		
ARPU (HK$)			388	442	(54)	(12)
Churn rate			3.3%	3.4%		
Customer No. ('000)			1,018	1,072	(54)	(5)

(*) Amounts presented in HK$ have been prepared in accordance with HKGAAP. Amounts presented in A$ have been prepared in accordance with AGAAP and represent Telstra's consolidated result.

(**) CSL results from February 2001

(***) Excludes write-down of investment in RWC for $999m in fiscal 2001.

(****) Capex in A$ is reported on a cash accounting basis.HK$ capex is recorded on an accrual accounting basis.

Competitive pressures in the local cellular market has seen revenue decline by 10% in fiscal 2002. Due to the aggressive pricing from CSL's competitors, ARPU fell by HK$54 but remains well above the market average of approximately HK$200. Data revenue is growing strongly, albeit from a low base. A reduction in handset subsidies, attributable to lower negotiated prices and a change in business model, coupled with ongoing efforts to reduce roaming and IDD expenses resulted in EBITDA growth of 15%. EBITDA margin improved from 25% to 32%.

The EBIT decline of 3% included the one off catch up of amortisation for handset subsidies of HK$83 million and the writedown of the TDMA network (HK$100m in fiscal 2002 compared with HK$40m in fiscal 2001). Excluding these items EBIT growth was 32%. Neither of these were required in fiscal 2002 in the A$ consolidated results as Telstra had taken these to account upon initial consolidation in February 2001.

Capital Expenditure for the year was HK$323 million (A$70 million), representing a 34% decrease from fiscal 2001. The reduction in capital expenditure was due to CSL's tight control over the capital program in light of high market penetration and a weak economic outlook.

CSL's market share remains stable at 20% and CSL continues to be the most profitable operator in the Hong Kong market.

Reach Financial Summary

Table 25 - Reach Financial Summary

	Year ended 30 June 2002		5 months ended 30 June 2001	
	US$ million (*)	A$ million (*)	US$ million (*)	A$ million (*)
Total Revenue	1,297	2,468	617	1,215
EBITDA	417	793	187	367
EBIT	206	491	103	285
Net Profit	83	255	40	161
Telstra 50% Share		129		80
Less amortisation of goodwill		(119)		(50)
Add amortisation of unrealised profit		43		18
Equity accounted profit		53		48

(*) Amounts presented in USD$ have been prepared in accordance with USGAAP. Amounts presented in A$ have been prepared in accordance with AGAAP.

During fiscal 2002, Reach has continued to experience pricing pressure and lower than anticipated volume growth consistent with the trends in international telecommunications markets. In response to these tough conditions Reach reorganised the business with the emphasis on cost rationalisation and productivity improvement. This has resulted in cost savings.

Notwithstanding these market conditions, Reach has the opportunity to consolidate its position and take advantage of the availability of distressed assets, to underpin its longer term position in the market. This advantage was demonstrated in December 2001 when Reach acquired the Asian assets of Level 3 Inc. This acquisition provided Reach with substantial Asian and trans-Pacific capacity at a much lower cost than it would take to build, while increasing its capability to deliver end-to-end services to new markets such as Japan, Taiwan and in the longer term Korea.

Historically, Telstra has been a substantial acquirer of cross border connectivity services from Reach, and we expect this to continue. These services are important in supporting our growth in domestic businesses, particularly in areas of data and internet and the broadband rollout.

The above EBITDA includes purchases made by the Telstra Group of $788 million and Telstra Entity of $735 million from Reach Ltd, a joint venture entity. These amounts were for both the purchase of, and entitlement to, capacity and connectivity services. These purchases were made on normal commercial terms and conditions. Entitlement to capacity with Reach takes into account our future needs and growth opportunities. The entitlement to capacity is in excess of historical capacity requirements. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $115 million and Telstra Entity of $94 million to Reach.

TelstraClear Financial Summary

Table 26 - TelstraClear Financial Summary

	7 months ended 30 June 2002	
	A$ million	NZ $ million
Total Revenue	296	354
Total Opex	281	337
EBITDA	15	17
EBIT	(72)	(78)
CAPEX	102	122
EBITDA margin	4.8%	5.1%

(*) Amounts presented in A$ have been prepared in accordance with AGAAP. Amounts presented in NZ$ have been prepared in accordance with NZGAAP.

TelstraClear, the second largest full service carrier in New Zealand, has been operative since December 2001.

The implementation phase, including the consolidation of operational sites is well advanced and will allow for operating synergies and expenditure savings. TelstraClear and Telstra have been working together to provide customers on both sides of the Tasman with seamless communication and information technology solutions. The ability to do so was instrumental in winning a 5 year contract with the National Australia Bank and Bank of New Zealand to provide outsourcing solutions of this nature.

Net Interest expenses

Reported net interest expense has increased 15.6% to $770 million in fiscal 2002. Interest expense increased 16.5% to $896 million, mainly due to the full year impact of the costs relating to the $4 billion debt borrowed to fund the net investment in the Asian Ventures. This was partly offset by lower interest rates, reduction in liquidity levels and the reduction in gross debt due to stronger cash flows.

Table 27 - Net Interest

	Year ended 30 June			
	2002	2001 (in $ millions)	change	change %
Gross interest expenses	**1,011**	877	**134**	**15.3**
less capitalised interest	**(115)**	(108)	**(7)**	**6.5**
Interest expense	**896**	769	**127**	**16.5**
Interest received/receivable	**126**	103	**23**	**22.3**
Net Interest	**770**	666	**104**	**15.6**

Income Tax expense

Income tax expense decreased 19.7% to $1,796 million. This was due to a 13.5% decrease in reported net profit before tax as well as a decrease in the company tax rate from 34% to 30%. Income tax expense on underlying[1] profit before tax has decreased 6.7% to $1,852 million. This was due to the decline in the effective tax rate from 35% to 31.3% which more than offsets the 4.3% increase in underlying[1] net profit before tax.

Dividends

On 28 August 2002, we declared a fully franked final dividend (at 30% tax rate) of 11 cents per share, amounting to $1,415 million.

The final dividend will be paid to shareholders on 28 October 2002.

Cash flow

The following table includes information about our cash flows.

Table 28 - Cash flow data

	Year ended 30 June			
	2002	2001 (in $ millions)	change	change %
Net cash provided by operating activities	**7,098**	6,599	499	7.6
Net cash used in investing activities	**(3,258)**	(6,370)	3,112	(48.9)
Free Cash Flow	**3,840**	229	3,611	1,576.9
Net cash used in financing activities	**(3,817)**	94	(3,911)	(4,160.6)
Net increase/(decrease) in cash	**23**	323	(300)	(92.9)
Free Cash Flow	**3,840**	229	3,611	1,576.9
Adjustment: Net Investment in Asian Ventures	**0**	2,605	(2,605)	N/M
Free Cash Flow (excl net investment in Asian Ventures)	**3,840**	2,834	1,006	35.5

Net cash provided by operating activities grew strongly from tight control over expenditure, improved working capital management and the benefit of a full year consolidation of RWC. This was partly offset by higher interest payments relating to the full year impact of the net investment in the Asian Ventures and additional tax payments relating to fiscal 2000 pursuant to PAYG.

Table 29 - Net cash used in investing activities

	Year ended 30 June			
	2002	2001 (in $ millions)	change	change %
Switching	**661**	735	(74)	(10.1)
Transmission	**416**	429	(13)	(3.0)
Customer access	**891**	971	(80)	(8.2)
Mobile telecommunications networks	**255**	390	(135)	(34.6)
Broadband network	**38**	33	5	15.2
International telecommunications infrastructure	**233**	172	61	35.5
Capitalised software	**559**	737	(178)	(24.2)
Other items [1]	**553**	677	(124)	(18.3)
Operating capital expenditure	**3,606**	4,144	(538)	(13.0)
Capitalised interest included in above	**(115)**	(108)	(7)	6.5
Capital expenditure excluding capitalised interest	**3,491**	4,036	(545)	(13.5)
Add: patents, trademarks and licences (including 3G spectrum)	**0**	332	(332)	(100.0)
Add: investments	**171**	3,236	(3,065)	(94.7)
Capitalised exp. (excl. int.) and investments	**3,662**	7,604	(3,942)	(51.8)
Sale of capital equipment, investments and other pp&e	**(404)**	(1,234)	830	(67.3)
Net cash used in investing activities	**3,258**	6,370	(3,112)	(48.8)
Capital expenditures (including interest) and investments	**3,777**	7,712	(3,935)	(51.0)

(1) *"Other items" includes IT equipment for on line products network power and air-conditioning and customer radio equipment non-network properties.*

Net cash used in investing activities has decreased 48.8% to $3,258 million driven by a decline in capital expenditure, partly offset by reduced proceeds from sale of capital equipment, investments and other assets.

The reduction in capital expenditure in fiscal 2002 is due to tighter control over the capital expenditure program as a result of improved processes. Operating capital expenditure includes the spend by RWC and TelstraClear in fiscal 2002 and the spend by RWC and Global Wholesale in fiscal 2001. After removing these impacts the core operational capital expenditure for fiscal 2002 declined 15.2% to $3,434 million which is in line with market expectations. The key areas of movement for fiscal 2002 compared with fiscal 2001 include:

- a specific initiative for improved Customer Access Network (CAN) service levels via rehabilitation of the CAN concluded in fiscal 2001;
- reduced demand for new service connections and new estate infrastructure resulted in reduced capital expenditure for CAN;
- spend on the GSM infrastructure in fiscal 2002 was lower than fiscal 2001 mainly due to additional capacity being available following the Olympics. Extra capacity was also provided at the end of fiscal 2001 in expectation of higher demand early in fiscal 2002;
- the majority of GPRS infrastructure was deployed in fiscal 2001. As a consequence GPRS spend in fiscal 2002 was lower;
- reduced growth across a broad range of Telstra voice and wideband products in fiscal 2002 resulted in reduced investment requirements for domestic switching and transmission compared to fiscal 2001;
- spend in International networks greatly increased in fiscal 2002 due to capital works conducted for the first time by our controlled entity TelstraClear;
- capital expenditure was incurred by Telstra's Global Wholesale business in fiscal 2001 prior to its sale to the 50% owned joint venture Reach; and
- Telstra's revised capital management process enabled a more targeted capital spend, and greater overall capital efficiency, which resulted in a reduction in investment.

Investments and patents, trademarks and licences reduced due to the net investment in Asian Ventures, and the purchase of 3G spectrum licence in fiscal 2001 respectively. Acquisitions in fiscal 2002 include CitySearch $17 million and TelstraClear $40 million. Equity injections include Australian Japan Cable $40 million, Telstra Saturn $25 million and Foxtel $42 million.

Proceeds from asset and investing sales significantly reduced by 66.3% to $416 million due to the sale of Telstra's Global Wholesale business and sales of Computershare and IT equipment sale and leaseback in fiscal 2001.

Corporate Governance and Board Practices

The Telstra board aims for best practice in the area of corporate governance. This section describes the main corporate governance practices in place during fiscal 2002.

While the Commonwealth owns more than 50% of the shares in Telstra, we will remain subject to various ministerial and other controls to which other publicly listed companies are not subject. This includes a ministerial power to give us written directions that the Communications Minister believes are in the public interest (Section 9 Telstra Act). Within these constraints, the board continues to strive to achieve best corporate governance practice.

The board

The board is accountable to shareholders for the management of the business and affairs of Telstra and delegates responsibility for day-to-day management to the chief executive officer (CEO). The CEO is an executive director and the chairman, the deputy chairman and other members of the board are non-executive directors.

The maximum number of directors provided for by our constitution is 13. We currently have 12 directors. A casual vacancy to the board may be filled or an additional director appointed, up to the maximum number of directors, either:

- by the directors after consulting with the Communications Minister; or
- by an ordinary resolution of shareholders.

The tenure of the CEO is linked to his executive office while one third of all other directors are subject to retirement by rotation each year. Directors who retire by rotation may be re-elected. A director, appointed by the directors, is subject to re-election at the next annual general meeting. The board's general policy on board membership for non-executive directors is:

- the maximum retirement age is 72 years; and
- the maximum tenure is 12 years (i.e. four terms of three years).

Non-executive directors' remuneration is determined in accordance with Telstra's constitution.

Directors and board committees are able to obtain professional advice independent of management or Telstra's advisers. This advice may be obtained, with the chairman's approval, at Telstra's cost and is provided to all directors.

We have in place a share trading policy that prohibits directors and senior management (and their associates) from engaging in short-term trading of our securities. This policy also restricts the buying or selling of our securities to three "window" periods (between 24 hours and 30 working days) following the release of our annual results, the release of our half-yearly results, the close of our annual general meeting, and at such other times as the board permits. In addition, directors and senior management must notify the company secretary before they or their close relatives buy or sell our securities. Changes to the interests of directors in our securities are, as required by law, notified to the ASX.

Furthermore, as required by law, buying or selling of our securities is not permitted at any time by any person who possesses price-sensitive information which is not generally available in relation to those securities.

The Corporations Act and our constitution require directors to disclose any conflicts of interest and to abstain from participating in any discussion or voting on matters in which they have a material personal interest. In addition, the board has developed procedures to be followed by a director who believes he or she may have a conflict of interest or material personal interest in a matter.

The board has a charter that incorporates these board governance policies.

Meetings of the board

The board normally meets for both scheduled meetings and on other occasions to deal with specific matters that require attention between scheduled meetings.

The regular business of the board includes:

- business investments and strategic matters;
- governance and compliance;
- chief executive officer's report;
- financial reports ; and
- on a rotational basis, business unit reviews.

The board also liaises with senior management as required and may consult with other Telstra employees. Directors can use advisers and seek additional information on request.

Committees of the board

The board also operates through committees that hold responsibility for particular areas. The two main committees which operated during the year, and their responsibilities are the Audit Committee and the Appointments and Compensations Committee. Each committee operates in accordance with a charter.

The Audit Committee is a committee of the board of directors whose primary function is to assist the board of directors in its oversight of:

- the reliability and integrity of accounting policies and financial reporting and disclosure practices;
- the provision of advice to the board on the matter of financial statements, due diligence, financial systems integrity and business risks to enable the board to fulfil its fiduciary and stewardship obligations; and
- the establishment and maintenance of processes to ensure that there is:
  - compliance with all applicable laws, regulations and company policy; and
  - an adequate system of internal control, management of business risks and safeguard of assets.

These functions are carried out by:

- reviewing the appropriateness of the accounting principles adopted by management in the composition and presentation of financial reports;
- overseeing the financial reports and the results of the external audit of these reports;
- reviewing the external and internal audit and risk management programme and monitoring those results;
- monitoring compliance with a code of conduct covering individual and company ethics that recognises Telstra's business, environmental and statutory responsibilities;
- overseeing the establishment and management of risk limits and tolerances across and within, the business units and operations of Telstra; and
- evaluating the independence both of the non-executive directors and the external auditors.

Membership of the committee

The Audit Committee consists of three or more non-executive directors as determined by the board in its business judgment. At least one member of the committee must have accounting or related financial management expertise.

The members of the Audit Committee are all non-executive directors:

- John Stocker (Chairman);
- John Ralph;
- Charles Macek;
- Belinda Hutchinson; and
- Anthony Clark.

Meetings

The Audit Committee meets four times per year or more frequently as circumstances require. The quorum for such meetings is two members of the committee. Any other board member may attend such meetings as he or she wishes. The external auditor attends Audit Committee meetings. The committee may ask management and/or others to attend these meetings and provide such input and advice as required.

Relationship with the external auditor

In accordance with section 36 of the Telstra Act:

- the auditor of the Telstra group for Australian financial reporting purposes is required by law to be the Auditor-General. The Auditor-General, in consultation with the Telstra Audit Committee and board, subcontracts this work to an accounting firm. The incumbent is Ernst and Young who have had the contract since fiscal 2000; and
- the Audit Committee and the board appoint the auditor for filings outside Australia.

The Auditor-General, as auditor of Telstra, owes duties to Telstra and its shareholders as a whole. The Auditor-General also owes statutory duties as an independent officer of the Commonwealth Parliament.

The auditor appointed by the Telstra Audit Committee and board, for filings outside Australia, is accountable to the board of directors, Audit Committee and shareholders.

The Audit Committee and board of directors have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor for filings outside Australia.

The Audit Committee requires the external auditor and its subcontractor to:

- submit on a periodic basis to the Audit Committee a formal written statement delineating all relationships between the auditor and Telstra;
- consider whether the external auditor's provision of non-audit services to the company is compatible with maintaining the independence of the external auditor; and
- if applicable, shall recommend that the board take appropriate action in response to the external auditor's report to satisfy itself of the external auditor's independence.

Recurring processes
The Audit Committee is required to, on an annual basis:

- review its charter to determine its adequacy for current circumstances and recommend to the board the formal adoption of the revised charter for future operations of the Audit Committee;
- meet separately with the internal auditor and the external auditor, with and without management, to discuss the results of their audits;
- review with management and the external auditor, the financial report to be included in the annual report including:
  - the external auditors' responsibilities under generally accepted auditing standards;
    - significant accounting policies;
    - management judgments and accounting estimates;
    - adjustments arising from the audit;
  - the external auditors' judgments about the quality, not just the acceptability, of accounting principles as applied in the financial report; and
  - prepare or consider any report or other disclosures to be included in the company's annual report or other communications to shareholders on the relationships between the external auditors and the company.

The Appointments and Compensation Committee reviews senior manager remuneration and appointments including:

- recommending the appointment of the CEO to the board; and
- reviewing and reporting to the board on the proposed remuneration strategy and package for the CEO and senior executives and succession plans for senior executives.

The members of the Appointments and Compensation Committee are all non-executive directors, except for Dr Switkowski:

- John Ralph;
- Donald McGauchie;
- Robert Mansfield; and
- Ziggy Switkowski.

Subsequent to 30 June 2002 it has been decided the CEO will cease to be a member of the Appointments and Compensation Committee.

Business values and code of conduct
We provide guidance to our employees on how to deal with business issues through our company values and code of conduct policies. Through these policies we reinforce the standards of ethical behaviour we expect from all employees which are aimed at understanding and complying with the spirit and letter of legal and regulatory standards. We have a mandatory ethics training programme for all employees to reinforce these standards. We also provide assistance to employees on the application and interpretation of the company values and code of conduct policies through employee help lines.

Business risk
Telstra is committed to the management of risks throughout its operations to protect its employees, the environment, assets, markets, earnings, reputation and shareholder value.

The Audit Committee provides advice to the board on the status of business risks to Telstra through an integrated risk management and assurance function whereby it oversees:

- the establishment and management of risk limits and tolerances across the organisation;
- the progress of risk management within the business units; and
- the existence of an appropriate risk management culture.

The risk management and assurance function has promoted a common language and approach used by business units in identifying, measuring and prioritising business risks. The Audit Committee receives reports independently prepared by the Risk Management and Assurance group, on significant business risks and the strategies to manage these risks.

In addition, Telstra uses risk financing techniques including insurance to reduce the financial impact of uncontrollable and catastrophic risks. A central treasury function manages the financial exposures to reduce the volatility of cash flows and asset values arising from interest rate and exchange rate movements in accordance with board approved limits. Details of the nature of these exposures and the value at risk are shown in [note 29] to our consolidated financial statements in this annual report.

External auditors
In accordance with the Telstra Act, our Australian auditor is the Auditor-General. Ernst & Young is the Australian sub-contractor to the Auditor-General and our U.S. auditor.

The Audit Committee has put in place a number of processes to ensure the independence of the external auditor which include:

- a specific company policy which requires Director of Finance approval for all non-audit consultancy work to be undertaken by the external auditor to determine that the work will not compromise auditor independence. As such, the following examples are specifically prohibited:
  - internal audit services;
  - accounting policy advice;
  - services relating to setting up and/ or maintenance of significant accounting records;
  - services relating to preparation of accounts and records on financial statements;
  - services relating to fundamental aspects of Telstra's business and/ or strategic planning;
  - valuation of assets for carrying value purposes;

- a policy that consultancy services exceeding $250,000 require a tender process;

- a quantitative cap set by the Audit Committee, on the amount of non-audit services that can be provided by the external auditor. The current cap is set at 1.5 times the fees for audit related work; and

- the Audit Committee receives an interim and annual report on performance against the cap and general confirmation from management and the external auditor that in their view independence has not been impaired in the period under consideration.

Proposed changes

As part of its charter, the Audit Committee is committed to continually reviewing and updating its practices. Many new corporate governance requirements and guidance have been recently proposed by the New York Stock Exchange, the Securities & Exchange Commission, and the Australian Stock Exchange. The Board and the Audit Committee will evaluate and, if appropriate, implement these proposals to ensure that we continue to maintain best practice in corporate governance.

Continuous disclosure

We have in place a comprehensive continuous disclosure procedure. We review and update the procedure on a regular basis.

The aim of the procedure is to ensure that we release price-sensitive information in a timely fashion to the various stock exchanges on which our shares and debt securities are listed. Our procedure runs as follows:

- ultimate management responsibility for continuous disclosure rests with the CEO and the Chief Financial Officer/Group Managing Director, Finance and Administration (CFO/GMD F&A). All announcements must be first approved by either the CEO or CFO/GMD F&A;
- our Continuous Disclosure Committee (Committee), chaired by the Group General Counsel, advises the CFO/GMD F&A and the CEO on disclosure matters. The Committee is responsible for an internal disclosure system which ensures that information that might be disclosable is identified and reviewed quickly. The Committee's membership includes the Group General Counsel, the Managing Director - Corporate Relations, the General Counsel - Finance & Administration, the Director of Finance, the Director of Legal, the General Manager - Investor Relations Unit and the Company Secretary;
- senior management (including the CEO, the CFO, all other GMDs and their direct reports, all group controllers and all legal and regulatory counsel) must inform the Committee of any potentially price sensitive information or proposal as soon as they become aware of it;
- a collective recommendation regarding disclosure is then made to the CFO/GMD F&A and the CEO. If the matter is disclosable, an announcement is prepared and immediately sent via the Company Secretary's office electronically or by facsimile to all relevant stock exchanges;
- we implement several practices internally to reinforce the importance of Telstra's continuous disclosure obligations and the need to keep the Committee informed about potentially disclosable matters. These are reviewed regularly and include the following:
    - every director is made aware of our continuous disclosure obligations upon taking office; each member of senior management undertakes training with Telstra's General Counsel - Finance and Administration, in relation to Telstra's continuous disclosure obligations;
    - a weekly e-mail is sent to all senior management reminding them to immediately notify the Committee if they become aware of any potentially price sensitive information or proposals;
    - the Committee maintains a list of issues which, although not yet disclosable, need to be monitored in case they become disclosable;

- all proposed media releases and external speeches and presentations to be made by senior management are reviewed by internal counsel to see if they should be disclosed;
- an internal policy is in place governing communications with and provision of information to shareholders, brokers, analysts and financial media; and
- the office of the company secretary maintains a record of all market announcements made. The announcements are also posted on Telstra's web site telstra.com® after market release is confirmed.

Application of critical accounting policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Australia. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgements including those related to customer incentives, bad debts, inventories, investments, intangible assets, income taxes, financing activities, restructuring costs, retirement benefits, contingencies and litigation. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our accounting policies have been developed over many years as the telecommunications industry and Generally Accepted Accounting Principles or "GAAP" have evolved. As our financial statements are prepared under AGAAP our accounting policies are necessarily compliant with all aspects of AGAAP. AGAAP is based on a 'substance over form' conceptual framework that requires us to look through the legal interpretation of an arrangement or transaction to its underlying purpose and to reflect it in our financial statements on that basis.

In developing accounting policies, in addition to AGAAP requirements, we also consider telecommunications industry practice in other countries. Where there is no conflict with AGAAP we also align our accounting policies with generally accepted accounting principles in the United States (USGAAP). This reduces the number of AGAAP/USGAAP reconciliation differences required to be adjusted in note 30 to our financial statements.

In all material respects our accounting policies are applied consistently across the Telstra group of companies. To the extent that the accounting policies of entities we account for under the equity accounting method differ materially from ours, adjustments are made to the results of those entities, to align them with our accounting policies. The critical accounting policies discussed below generally apply to all segments of the company. Management has discussed the development and selection of these critical accounting policies and estimates with the audit committee of our board of directors, and the audit committee has reviewed the company's disclosure relating to them in this Financial Highlights.

The following are the critical accounting policies we apply in producing our AGAAP financial statements:

Carrying value of investments, goodwill, and other intangible assets
We assess the carrying value of our investments in controlled entities, associates, partnerships and other investments, including acquired goodwill and other intangible assets, for impairment at least bi-annually. Our assessments vary depending on the nature of the particular investment concerned and generally include methodologies such as discounted cash flow analysis, review of comparable entities' revenue or earnings multiples, or in the case of listed investees, monitoring of share prices. These methodologies sometimes rely on factors such as forecasts of future performance and long-term growth rates of the investee, selection of discount rates and appropriate risk weightings, and determination of appropriate comparable entities and multiples. If these forecasts and assumptions prove to be incorrect, we may be required to write-down our investments.

These assessments have resulted in write-downs totalling:
- A$26 million in fiscal 2002; and

- A$1,065 million in fiscal 2001, mainly from the write-down of our investment in RWC by $999 million.

As we assess these values bi-annually we believe that as at 30 June 2002 our investments, goodwill and other intangible assets are recoverable at the amounts at which they are stated in our financial statements, which are attached.

Capitalisation of costs
When we incur costs, we classify them as either operating expenses or capital costs. We expense operating expenses to the statement of financial performance as they are incurred. We only capitalise costs where we consider that they will generate future economic benefits. Capital costs are recorded as assets and shown in our statement of financial position based on the asset class considered most appropriate to those costs. Management judgement is used in determining costs to be capitalised in relation to the following major asset categories:

- ***Deferred expenditure***

We defer significant items of expenditure to the extent that they are recoverable from future revenue and will contribute to our future earning capacity. Expenditure is not deferred if it only relates to revenue that has already been recorded. We amortise this deferred expenditure over the average period in which the related benefits are expected to be realised (5 years in fiscal 2001 and fiscal 2002). Each year we also review expenditure deferred in previous periods to determine the amount, if any, that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance. Our deferred expenditure after amortisation, including deferred mobile handset subsidies, was A$819 million at 30 June 2002 and A$863 million at 30 June 2001.

- ***Capitalisation of software assets developed for internal use***

We capitalise direct costs associated with the development of network and business software for internal use where we regard the success of a project to be probable. Management apply judgement to assess this probability.

We capitalise costs such as external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees and contractors directly associated with a project and borrowing costs incurred while developing the software.

At 30 June 2002 our capitalised software assets for internal use, after amortisation, were A$1,804 million and A$1,625 million at 30 June 2001. If management has incorrectly assessed the probability of the success of a project we may be required to write down the value of the software assets we have recorded.

- ***Constructed property, plant, and equipment***

The cost of our constructed property, plant and equipment includes purchased materials, direct labour, direct and indirect overheads, and borrowing costs. Indirect overheads and borrowing costs cannot be directly attributed to constructed assets. As a result of this, the allocation of these costs between capital assets and operating expenses involves a degree of management judgement.

Indirect overheads are generally attributable to the construction of assets and do not usually vary with construction activity volumes. Examples of indirect costs include planning and design of construction projects, and the management of construction contracts. Where the role of a part of the work force is predominantly management, design and construction of communication assets, we allocate all indirect overheads associated with the operations and management of that work force to the projects undertaken by them. Where some projects undertaken by an organisational area do not relate to capital projects, indirect overheads are only allocated to capital projects based on the proportion that capital projects make up of the total costs of that organisational area. The remaining costs of that work force are expensed as incurred.

Borrowing costs are capitalised on all assets constructed. We do not specifically borrow to fund construction of assets due to the constant nature of our construction process. As a result the allocation of borrowing costs to these assets is general and does not reflect funds specifically borrowed for each asset.

Carrying value and depreciation of property, plant and equipment assets and software assets developed for internal use

Property, plant and equipment assets make up 62% of our total assets in fiscal 2002 and 61% in fiscal 2001. We therefore consider our accounting policies around the carrying value and depreciation of these assets to be critical. We have adopted the cost basis of recording our property, plant and equipment, rather than the fair value basis. We assess the recoverable amounts of our fixed assets bi-annually based on expected future net cash flows discounted to present value. Where assets can be shown to be working together to generate net cash flows, this assessment is performed over the group of assets rather than individually. If our estimates of future cash flows prove to be incorrect we may be required to write-down assets in the future. In applying this policy we have not written down any property, plant, and equipment assets during the past two years.

In addition, we assess the appropriateness of the service lives of our property, plant and equipment assets on an annual basis. This includes a comparison against our service life estimates and international trends for other telecommunications companies. In relation to communications assets this assessment includes a determination of when the asset may be superseded technologically. If our assessments of useful life prove to be incorrect, we may incur either higher or lower depreciation charges in the future, or, in certain circumstances be required to write-down these assets.

Software developed for internal use is an exception to the above annual revision of service lives. With reference to global industry practice, it was judged that, for administrative simplicity, internally developed software on average would have a useful life of 5 years. This is currently under review, as some major systems have a longer useful life. The impact of the review, if any, will be reflected in amortisation expense in fiscal 2003 and beyond.

Doubtful debts

We maintain provisions for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us for services rendered to them. These provisions are based on historical trends and management's assessment of general economic conditions. If the financial condition of our customers deteriorates these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the provisions we have raised will not sufficiently cover bad debts arising out of the receivables we currently have on hand.

Our provision for doubtful debts was A$221 million at 30 June 2002 and A$192 million at 30 June 2001. Trade debtors were A$2,663 million at 30 June 2002 and A$2,799 million at 30 June 2001.

Changes in accounting policies

We have not changed any of our accounting policies in fiscal 2002.

In fiscal 2001 we adopted SAB 101 "Revenue Recognition". Further information regarding the changes in our accounting policies is provided in note 1.2 to our consolidated financial statements.

Telstra Corporation Limited (ABN 033 051 775 556)
Full Year ended 30 June 2002
Normalisation Schedule

This schedule details the adjustments made to the reported results for the years ended 30 June 2002 and 2001 to arrive at the underlying business performance.

Year ended 30 June 2002

$m	Reported Jun 01/02	A RWC	A Keycorp	A Telstra Clear (From Dec'00)	A Telstra Clear (pre acquisition costs)	A Reach	B Asset / Investment Sales	C Restructuring	D Diminution	Total Adjust.	Underlying Jun 01/02
Basic access	2,734									0	2,734
Local Calls	1,947									0	1,947
National long distance	1,168									0	1,168
Fixed to mobile	1,419									0	1,419
International telephone services	409									0	409
Mobile services	3,242									0	3,242
Mobile handsets	233									0	233
Data and internet services	3,138									0	3,138
Directory services	1,169									0	1,169
Customer premise equipment	226									0	226
Intercarrier services	1,121									0	1,121
Inbound calling products	348									0	348
Solutions management	352									0	352
Various controlled entities - NDC	162									0	162
Various controlled entities - Other	1,839	(1,080)	(53)	(294)						(1,427)	412
Other sales & service	689									0	689
Sales revenue	20,196	(1,080)	(53)	(294)	0	0	0	0	0	(1,427)	18,769
Other revenue	606		(11)	(2)			(302)			(315)	291
Total revenue	20,802	(1,080)	(64)	(296)	0	0	(302)	0	0	(1,742)	19,060
Labour	3,240	(98)	(25)	(55)				(289)		(467)	2,773
Direct cost of sales	3,966	(399)	(43)	(178)						(620)	3,346
Other Expenses	4,032	(248)	(15)	(48)			(307)		(122)	(740)	3,292
Expenses before equity acc/depn/amort/interest	11,238	(745)	(83)	(281)	0	0	(307)	(289)	(122)	(1,827)	9,411
Share of net equity accounted losses	81	0	0	0	(48)	53				5	86
Total operating expenses & share of net equity accounted losses before depn/amort/interes	11,319	(745)	(83)	(281)	(48)	53	(307)	(289)	(122)	(1,822)	9,497
EBITDA	9,483	(335)	19	(15)	48	(53)	5	289	122	80	9,563
EBITDA excl associates/joint ventures	9,564	(335)	19	(15)	0	0	5	289	122	85	9,649
Depreciation	2,612	(76)	(3)	(69)						(148)	2,464
Amortisation (excl goodwill)	568	(109)	(4)	(12)						(125)	443
Goodwill amortisation	87	(73)	(2)	(6)						(81)	6
Total depn/amort	3,267	(258)	(9)	(87)	0	0	0	0	0	(354)	2,913
Total operating expenses & share of net equity accounted losses	14,586	(1,003)	(92)	(368)	(48)	53	(307)	(289)	(122)	(2,176)	12,410
EBIT	6,216	(77)	28	72	48	(53)	5	289	122	434	6,650
EBIT excl associates/joint ventures	6,297	(77)	28	72	0	0	5	289	122	439	6,736
Net interest	770	6	0	(42)						(36)	734
PBT	5,446	(83)	28	114	48	(53)	5	289	122	470	5,916
Tax (excl. unusuals effect)	1,796	(33)	0	0			2	87		56	1,852
PAT (bef. min int)	3,650	(50)	28	114	48	(53)	3	202	122	414	4,064
Minority Interest	(11)	(50)	13	0						(37)	(48)
PAT	3,661	0	15	114	48	(53)	3	202	122	451	4,112
Effective tax rate	33.0%										31.3%
EBITDA margin on sales revenue	50.8%										51.2%
EBIT margin on sales revenue	30.8%										35.4%
Earnings per share (12866.6m shares)	28.5	cents									32.0

Year ended 30 June 2001

$m	Reported Jun 00/01	A RWC	A Keycorp	A Saturn	A Reach	A Global Wholesale	B Asset / Investment Sales	C Restructuring	D Diminution	E Super	F Acct policy	G Tax Rate Change	Total Adjust.	Underlying Jun 00/01	Reported Growth %	Underlying Growth %	Underlying M/ment
Basic access	1,821										539		539	2,360	50.1%	15.8%	374
Local Calls	2,143												0	2,143	(9.1%)	(9.1%)	(196)
National long distance	1,267												0	1,267	(7.8%)	(7.8%)	(99)
Fixed to mobile	1,287												0	1,287	10.3%	10.3%	132
International telephone services	786					(361)							(361)	425	(48.0%)	(3.8%)	(16)
Mobile services	2,906										34		34	2,940	11.6%	10.3%	302
Mobile handsets	215												0	215	8.4%	8.4%	18
Data and internet services	3,180					(10)							(10)	3,170	(1.3%)	(1.0%)	(32)
Directory services	943										204		204	1,147	24.0%	1.9%	22
Customer premise equipment	280												0	280	(19.3%)	(19.3%)	(54)
Intercarrier services	1,133					29							29	1,162	(1.1%)	(3.5%)	(41)
Inbound calling products	434												0	434	(19.8%)	(19.8%)	(86)
Solutions management	306												0	306	15.0%	15.0%	46
Various controlled entities - NDC	259												0	259	(37.5%)	(37.5%)	(97)
Various controlled entities - Other	1,090	(492)	(25)			(144)							(661)	429	68.7%	(4.0%)	(17)
Other sales & service	629												0	629	9.5%	9.5%	60
Sales revenue	18,679	(492)	(25)	0	0	(486)	0	0	0	0	777	0	(226)	18,453	8.1%	1.7%	316
													0				
Other revenue	4,304						(3,303)			(725)			(4,028)	276	(85.9%)	5.4%	15
Total revenue	22,983	(492)	(25)	0	0	(486)	(3,303)	0	0	(725)	777	0	(4,254)	18,729	(9.5%)	1.8%	331
Labour	3,122	(45)	(18)			(19)		(44)					(126)	2,996	3.8%	(7.4%)	(223)
Direct cost of sales	3,133	(186)	(15)			(223)					573		149	3,282	26.6%	2.0%	64
Other Expenses	6,711	(103)	(13)			(40)	(2,164)		(1,065)				(3,385)	3,326	(39.9%)	(1.0%)	(34)
Expenses before equity acc/depn/amort/interest	12,966	(334)	(46)	0	0	(282)	(2,164)	(44)	(1,065)	0	573	0	(3,362)	9,604	(13.3%)	(2.0%)	(193)
Share of net equity accounted losses	183			(42)	48				(102)				(96)	87	(55.7%)	(1.1%)	(1)
Total operating expenses & share of net equity accounted losses before depn/amort/interes	13,149	(334)	(46)	(42)	48	(282)	(2,164)	(44)	(1,167)	0	573	0	(3,458)	9,691	(13.9%)	(2.0%)	(194)
EBITDA	9,834	(158)	21	42	(48)	(204)	(1,139)	44	1,167	(725)	204	0	(796)	9,038	(3.6%)	5.8%	525
EBITDA excl associates/joint ventures	10,017	(158)	21	0	0	(204)	(1,139)	44	1,065	(725)	204	0	(892)	9,125	(4.5%)	5.7%	524
Depreciation	2,402	(33)	(1)			(39)							(73)	2,329	8.7%	5.8%	135
Amortisation (excl goodwill)	426	(59)	(1)			(5)							(65)	361	33.3%	22.7%	82
Goodwill amortisation	43	(30)	(1)										(31)	12	102.3%	(50.0%)	(6)
Total depn/amort	2,871	(122)	(3)	0	0	(44)	0	0	0	0	0	0	(169)	2,702	13.8%	7.8%	211
Total operating expenses & share of net equity accounted losses	16,020	(456)	(49)	(42)	48	(326)	(2,164)	(44)	(1,167)	0	573	0	(3,627)	12,393	(9.0%)	0.1%	17
EBIT	6,963	(36)	24	42	(48)	(160)	(1,139)	44	1,167	(725)	204	0	(627)	6,336	(10.7%)	5.0%	314
EBIT excl associates/joint ventures	7,146	(36)	24	0	0	(160)	(1,139)	44	1,065	(725)	204	0	(723)	6,423	(11.9%)	4.9%	313
Net interest	666	2	(2)										0	666	15.6%	10.2%	68
PBT	6,297	(38)	26	42	(48)	(160)	(1,139)	44	1,167	(725)	204	0	(627)	5,670	(13.5%)	4.3%	246
Tax (excl. unusuals effect)	2,236	(16)	0			(54)	(75)	15		(247)	69	56	(252)	1,984	(19.7%)	(6.7%)	(132)
PAT (bef. min int)	4,061	(22)	26	42	(48)	(106)	(1,064)	29	1,167	(478)	135	(56)	(375)	3,686	(10.1%)	10.3%	378
Minority Interest	3	(21)	17										(4)	(1)	N/M	N/M	(47)
PAT	4,058	(1)	9	42	(48)	(106)	(1,064)	29	1,167	(478)	135	(56)	(371)	3,687	(9.8%)	11.5%	425
Effective tax rate	35.5%													35.0%	(2.5%)	(3.7%)	
EBITDA margin on sales revenue	52.6%													49.0%	(1.9%)	2.2%	
EBIT margin on sales revenue	37.3%													34.3%	(6.5%)	1.1%	
Earnings per share (12866.6m shares)	31.5													28.7	(9.8%)	11.5%	

Notes:
(*) Underlying tax calculations represent management's best estimates
(**) N/M refers to not meaningful

Adjustments to derive Underlying result

(A) New Business Ventures

We have removed from our reported results the effects of our new and old business ventures for non comparable periods, Regional Wireless Company (RWC), Reach Ltd, Keycorp, TelstraClear, and Global Wholesale. (The results are net of any asset/investments sales, dimunition and restructuring charges as these are reflected in the columns B, C and D)

- We acquired 60% of RWC in February 2001, and the additional 40% in June 2002.
- We acquired a 50% interest in Reach Ltd in February 2001 and at the same time our Global Wholesale business was s… to Reach Ltd
- We acquired a controlling interest in Keycorp in December 2000 and consolidated its results from 1 January 2001. On June 28, 2002, we relinquished control and we no longer consolidate Keycorp results.
- In December 2001 we increased our ownership in TelstraSaturn and began consolidating its results. At the same time TelstraSaturn acquired Clear Communications and its name was changed to TelstraClear.

30 June 2002

(B) Asset Sales ($m)	Proceeds	NBV	Profit	Tax Effect @30% if applicable	Profit after tax
Investments					
Sausage shares	6	5	0	0	0
Sausage options	5	4	1	0	1
New Skies	10	9	1	0	1
Esign	1	1	0	0	0
Telstra Vishesh	0	(4)	4	1	3
CorPorcure	0	7	(7)	(2)	(5)
Sale of listed and other investments	21	22	(1)	(1)	(0)
Sale of PABX business	29	29	0	0	0
Telstra Wholesale Trading Inc	3	3	0	0	0
Minor	1	2	0	0	(1)
Total Investment sales	55	56	(1)	(1)	(1)
PC Lease	23	23	0	0	0
Asset sales	224	228	(4)	(1)	(3)
Total Asset sales	247	251	(4)	(1)	(3)
Total Asset/Investment Sales	302	307	(5)	(2)	(3)

(C) Restructuring Costs

We incurred restructuring costs for employee redundancies of $289 million in the 2002 year and $44 million in the 2001 year

(D) Diminution ($m)	Diminution	Associates (i)	Total
Solution 6	9		9
Sausage - Shares	1		1
Gemini Israel	1		1
Commander	2		2
New Skies	3		3
Telstra V-Comm	11		11
Ecard	(11)		(11)
Marked to market PCCW convertible note	96		96
Myinternet	1		1
Keycorp (CPR Card Group)	9		9
			0
Diminution	122	0	122

(i) This relates to writedowns of the goodwill implicit in the carrying value of joint ventures and associates and is recorded in the share of associate profit/(Loss) line in the profit and loss.

Changes to Comparative numbers

The following changes have been made to the numbers reported for the 30 June 2001 year.

Digital Data Access, Wholesale Internet and Quickstream products ($34 million) have been moved from Intercarrier to Data and Internet, Enhanced CPE Data ($3 million) has been moved from Customer Premises Equipment to Data and Internet and Other Minor Items ($4m) have been reallocated from Customer Premises Equipment to Other Sales and Service.

30 June 2001

(B) Asset Sales ($m)	Proceeds	NBV	Profit	Tax Effect @34% if applicable	Profit after tax
Investments					
Computer Share	546	301	245	83	162
Extant	57	36	21	7	14
Sale of listed and other investments	603	337	266	90	176
Patents, trademarks & licenses	14	7	7	2	5
Sale of Atlas	17	13	4	1	3
Sale of Business (Dama)	4	3	1	0	1
Sale of GW assets and cont entities to Reach	2,372	1,520	852	(23)	875
Kiribati	3	1	2	1	1
Harmony	2	2	0	0	0
Total Investment sales	3,015	1,883	1,132	72	1,060
PC Lease	107	107	0	0	0
Asset sales	181	174	7	3	4
Total Asset sales	288	281	7	3	4
Total Asset/Investment Sales	3,303	2,164	1,139	75	1,064

(D) Diminution ($m)	Diminution	Associates (i)	Total
Solution 6	16	25	41
Sausage - Shares	14		14
Sausage - Options	14		14
Commander	12		12
Myprice	9		9
Station 12		50	50
Ecard	11	(1)	10
Telstra Saturn	(21)	21	0
Myinternet		7	7
Keycorp (CPR Card Group)	11		11
RWC	999		999
Diminution	1,065	102	1,167

(i) This relates to writedowns of the goodwill implicit in the carrying value of joint ventures and associates and is recorded in the share of associate profit/(Loss) line in the profit and loss.

(E) Superannuation writeback $725m

Telstra during the period has been released from its obligations to contribute $121m pa per annum to the Telstra Superannuation Scheme. This obligation was recorded as a liability on Telstra's balance sheet at 30 June 2000 at $725m. It is recorded as revenue in fiscal 2001 and needs to be removed out of revenue to normalise the number. There is no adjustment required for fiscal 2002.

(F) SAB101

We began applying SAB101 revenue recognition in the second half of fiscal 2001. We have adjuste fiscal 2001 to include the effects of SAB101 had it been applied then.

(G) Tax rate Change

From 1 July 2001 the Company tax rate reduced to 30%. This adjustment restates the deferred tax balances at 30 June 2001 to 30%.

Telstra Corporation Limited (ABN 033 051 775 556)
Full Year ended 30 June 2002

Summary Underlying[1] Quarterly data

	FY	YTD PCP[2] Growth	Half 2 YTD	YTD PCP[2] Growth	Q4 QTR	QTR PCP[2] Growth	Q3 YTD	YTD PCP[2] Growth	Q3 QTR	QTR PCP[2] Growth	Half 1 YTD	YTD PCP[2] Growth	Q2 QTR	QTR PCP[2] Growth	Q1 QTR	QTR PCP[2] Growth
	Jun-02	Jun-02	Jun-02	Jun-02	Jun-02	Jun-02	Mar-02	Mar-02	Mar-02	Mar-02	Dec-01	Dec-01	Dec-01	Dec-01	Sep-01	Sep-01
Sales Revenue																
Basic Access	2,734	15.8%	1,391	14.9%	709	15.1%	2,025	16.1%	682	14.6%	1,343	16.9%	686	22.3%	657	11.7%
Local Calls	1,947	-9.1%	924	-10.3%	464	-9.2%	1,483	-9.1%	460	-11.4%	1,023	-8.1%	504	-8.5%	519	-7.7%
National long distance	1,168	-7.8%	580	-6.6%	285	-5.6%	883	-8.5%	295	-7.5%	588	-9.0%	294	-9.8%	294	-8.1%
Fixed to Mobile	1,419	10.3%	712	8.5%	358	9.5%	1,061	10.5%	354	7.6%	707	12.0%	362	13.5%	345	10.6%
International telephone services	409	-3.8%	193	-4.0%	97	-7.6%	312	-2.5%	96	0.0%	216	-3.6%	108	-1.8%	108	-5.3%
Mobile Services	3,242	10.3%	1,611	7.5%	825	8.7%	2,417	10.8%	786	6.2%	1,631	13.2%	837	14.0%	794	12.3%
Mobile Handsets	233	8.4%	111	8.8%	60	17.6%	173	5.5%	51	0.0%	122	8.0%	76	26.7%	46	-13.2%
Data, internet																
New generation	1,034	25.0%	545	29.1%	295	26.2%	739	24.6%	249	32.7%	490	20.9%	258	21.1%	232	20.6%
Traditional	2,104	-10.2%	1,014	-8.9%	508	-5.4%	1,596	-11.6%	506	-12.0%	1,090	-11.4%	528	-13.8%	562	-9.1%
Total Data, internet	3,138	-1.0%	1,558	1.6%	803	4.2%	2,335	-2.7%	755	-1.0%	1,580	-3.4%	786	-4.8%	794	-2.1%
Directory services	1,169	1.9%	455	6.6%	267	9.9%	902	-0.2%	188	2.2%	714	-0.8%	557	-1.9%	157	3.3%
Customer Premise Equipment	226	-19.3%	101	-24.1%	56	-12.5%	170	-21.3%	45	-34.8%	125	-15.0%	73	0.0%	52	-29.7%
Intercarrier services	1,121	-3.5%	553	-13.4%	280	-9.7%	841	-1.3%	273	-16.8%	568	8.4%	290	2.8%	278	14.9%
Inbound Calling Products	348	-19.8%	155	-24.4%	69	-24.2%	279	-18.7%	86	-24.6%	193	-15.7%	94	-7.8%	99	-22.0%
Solutions Management	352	15.0%	190	18.8%	113	32.9%	239	8.1%	77	2.7%	162	11.0%	85	16.4%	77	5.5%
Various controlled entities - NDC	162	-37.5%	92	-19.3%	51	1.9%	111	-46.8%	41	-35.7%	70	-51.7%	41	-44.0%	29	-59.8%
Various controlled entities - Other	412	-4.0%	250	-2.7%	178	-0.6%	234	-6.4%	72	-7.6%	162	-5.8%	82	15.7%	79	-21.1%
Other sales & service	689	9.5%	267	18.7%	91	33.8%	598	6.6%	176	12.1%	422	4.5%	228	0.9%	193	8.4%
Sales Revenue	18,769	1.7%	9,144	1.4%	4,706	3.8%	14,063	1.0%	4,438	-1.0%	9,625	2.0%	5,104	3.0%	4,521	0.8%
Other revenue (excl interest)	291	5.4%	137	-0.7%	85	7.6%	206	4.6%	52	-11.9%	154	11.6%	54	-34.1%	100	78.6%
Total Revenue	19,060	1.8%	9,281	1.4%	4,791	3.9%	14,269	1.1%	4,490	-1.1%	9,779	2.1%	5,158	2.4%	4,621	1.8%
Billable traffic data (in millions)																
Local calls (number of calls)	10,799	-3.6%	5,288	-4.3%	2,657	-3.6%	8,142	-3.6%	2,631	-4.9%	5,511	-2.9%	2,753	-2.8%	2,758	-3.0%
National long distance minutes																
Fixed-to-fixed minutes	8,946	1.3%	4,480	2.5%	2,250	3.7%	6,696	0.5%	2,230	1.4%	4,466	0.0%	2,252	0.4%	2,214	-0.3%
Fixed-to-mobile minutes	3,691	12.9%	1,858	11.5%	939	12.6%	2,752	13.1%	919	10.3%	1,833	14.5%	936	14.6%	897	14.4%
Total national long distance minutes	12,637	4.4%	6,338	5.0%	3,189	6.2%	9,448	3.9%	3,149	3.8%	6,299	3.9%	3,188	4.2%	3,111	3.5%
International outgoing minutes	819	10.8%	400	9.6%	197	4.8%	622	12.9%	203	14.7%	419	12.0%	214	11.5%	205	12.6%
Mobile telephone minutes	5,780	9.5%	2,869	9.6%	1,455	11.3%	4,325	8.9%	1,414	7.9%	2,911	9.5%	1,489	12.5%	1,422	6.5%
Network and operations data																
Basic access lines in service (millions)	10.01	-0.5%	10.01	-0.5%	10.01	-0.5%	10.03	-0.5%	10.03	-0.5%	10.00	-0.7%	10.00	-0.7%	10.04	-0.8%
ISDN access (basic lines equivalents) (000's)	1,268	2.7%	1,268	2.7%	1,268	2.7%	1,228	1.8%	1,228	1.8%	1,245	6.0%	1,245	6.0%	1,242	12.0%
Mobile services in operation (000's)	5,942	14.8%	5,942	14.8%	5,942	14.8%	5,790	17.6%	5,790	17.6%	5,636	20.1%	5,636	20.1%	5,414	23.2%
Narrowband subscribers	1,108	24.5%	1,108	24.5%	1,108	24.5%	1,109	47.9%	1,109	47.9%	1,070	59.5%	1,070	59.5%	991	62.0%
Broadband subscribers	168	115.4%	168	115.4%	168	115.4%	128	119.9%	128	119.9%	110	149.7%	110	149.7%	93	166.2%
On-line subscribers (000's)	1,276	31.8%	1,276	31.8%	1,276	31.8%	1,237	53.1%	1,237	53.1%	1,180	65.0%	1,180	65.0%	1,084	67.6%

1. Underlying numbers exclude Regional Wireless Company, KeyCorp, TelstraClear, Global Wholesale and asset sales.
2. PCP refers to growth on prior corresponding period.

Where necessary we adjusted quarterly results and physicals to reflect current interpretation.

Media Release

28 August, 2002 **253/2002**

Telstra – on strategy and on target

Telstra today announced that underlying sales revenues grew 1.7 percent to $18.8 billion and underlying earnings before interest and tax (EBIT) rose by five percent to $6.7 billion for the full year ended 30 June 2002.

Telstra Directors have declared a final ordinary dividend of 11 cents per share fully franked at a 30 percent tax rate bringing the full year dividend to 22 cents per share. This represents a full year dividend payment of $2.8 billion, up 15.8 percent on last year for the company's 1.9 million shareholders.

The satisfactory EBIT result was underpinned by continuing restructuring and ongoing focus on process improvement, to deliver good cost control in an environment of modest industry growth in Australia and worldwide.

Telstra's Chief Executive Officer, Dr Ziggy Switkowski, said this result, in the current market conditions, was a creditable one and an endorsement of the company's fully integrated, full service telecommunications strategy and its commitment to ongoing improvements in service levels to its customers.

"We have delivered - with improved and record levels of services to customers, good cost management, targeted capital expenditure and strong cash flows, while defending market shares in a competitive environment," he said.

Telstra's underlying results are produced to allow a like-for-like comparison over a given period, and these represent the core metrics used to measure performance.

Strong underlying revenue growth was delivered by mobile services and fixed to mobile services which were both up by 10.3 percent.

Price rebalancing initiatives have resulted in a 15.8 percent rise in underlying basic access revenue offset by a 9.1 percent decrease in local call revenue, a 7.8 percent decline in national long distance call revenue and a 3.8 percent decline in IDD revenue, as Telstra increased access charges and reduced direct call costs to its customers.

Despite volume growing, a softer market overall in data and Internet services, pushed underlying revenues down one percent but this market sector showed signs of stabilising in the fourth quarter.

The demand for new data products and services, like BigPond™, remained strong with revenue up 25 percent. This has been driven largely by Internet and Internet Service Provider revenues with total online subscribers up 32 percent to 1.276 million subscribers, including broadband subscribers up 115 percent to more than 168,000 customers.

"These growth rates indicate that Telstra remains on-track to meet its target of one million broadband subscribers by the end of 2005 and our investment in the broadband network is running to plan," Dr Switkowski said.

Dr Switkowski said Telstra's statutory results showed a decline in Telstra's EBIT of 10.7 percent to $6.2 billion, a decline in net profit after minorities of 9.8 percent to $3.7 billion and a decline in total revenue excluding interest, of 9.5 percent to $20.8 billion.

The decline in these group results is due to a number of one-off items in the previous year including large asset sales and the writeback of the superannuation contribution provision of $725 million.

Telstra's underlying free cash flow, excluding the net investment in the Asian ventures in fiscal 2001, increased 35.5 percent to a healthy $3.8 billion, and on a reported basis increased by $3.6 billion.

"We have excellent cash flow, a strong balance sheet and AA- credit ratings maintaining a stable outlook. Telstra's credit rating quality ranks amongst the highest in the world in the telecommunications sector," he said.

In addition, the full year results show that expenses have been tightly managed as the company continued its track record in cost containment and productivity improvements. Underlying operating expenses and equity accounted losses before depreciation, amortisation and interest, declined by two percent to $9.5 billion.

Telstra's core operating capital expenditure (excluding off-shore controlled entities) declined 15 percent to $3.4 billion, reflecting better value from suppliers and a more focused approach to capital allocation.

Dr Switkowski said that performance across all customer service measures remained high, particularly connections and fault restoration in rural and remote areas.

"Telstra Country Wide is a successful business serving the needs of all our regional and rural customers and has helped deliver outstanding improvements to regional customers," he said.

In addition, Telstra increased its asset base in Asia where its international investments were expected to make substantive contributions in the years ahead. During fiscal 2002 Regional Wireless Company (RWC) – which now owns 100 percent of Hong Kong CSL Ltd - contributed $79 million to EBIT.

The record date of payment for the final dividend is 20 September, 2002 and the dividend will be paid on Monday, 28 October 2002. Shares begin trading ex-dividend on 16 September, 2002, that is, the date up to which a shareholder can buy shares in order to be eligible for the dividend payment recorded on 20 September, 2002.

-0-

Telstra's statement to the market also included a detailed section explaining the company's Critical Accounting and Corporate Governance policies. For a detailed financial summary refer to the Financial Highlights located at http://www.telstra.com.au/investor/....

Media Inquiries:
Michael Grealy
Telephone: **02 9206 0106** *Mobile:* **0419 217 343**
michael.grealy@team.telstra.com
Stephen Morrison
Telephone: 03 9634 5611 *Mobile:* 0417 053 501
stephen.morrison@team.telstra.com

Telstra Media Releases are posted on the Telstra Newsroom at; www.telstra.com.au/newsroom

Directors' report

The directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2002.

Principal activity

Telstra's principal activity during the financial year was to provide telecommunications services for domestic and international customers. There has been no significant change in the nature of this activity during the year.

Results of operations

Telstra's net profit for the year was $3,661 million (2001: $4,058 million). This was after:

- deducting income tax expense of $1,796 million (2001: $2,236 million); and
- allowing for net losses attributable to outside equity interests in controlled entities of $11 million (2001: net profit of $3 million).

Earnings before interest and income tax expense was $6,216 million, representing a decrease from the prior year's result of $6,963 million.

Earnings per share decreased from 31.5 cents per share in fiscal 2001 to 28.5 cents per share in the current year. Year on year results have been impacted by acquisitions and specific accounting adjustments in both fiscal 2002 and fiscal 2001 (see below).

Review of operations

Profit before income tax expense for fiscal 2002 has declined from the prior year primarily due to the inclusion of a number of one off items in fiscal 2001. These included:

- the sale of our global wholesale business and certain controlled entities into our 50% owned joint venture Reach Ltd. We recognised 50% of our profit on sale, which amounted to $852 million in the fiscal 2001 profit before income tax;
- the acquisition of a 60% controlling interest in Joint Venture (Bermuda) No. 2 Limited (referred to as RWC). At the time of acquisition, we recognised that there was a general decline in the value of telecommunications companies, and based on an independent valuation of our interest, we recognised this decline by writing down our acquisition costs in RWC by $999 million;
- the once off benefit of $725 million in other revenue arising from the release of our obligations under the Telstra Additional Contributions (TAC) agreement to the superannuation fund;
- the application of more prescriptive rules on revenue recognition to our financial statements for both Australian and US reporting purposes. (This instruction on accounting treatment is referred to as US Securities and Exchange Commission Staff Accounting Bulletin 101 (or SAB101).) This change had the effect of decreasing our sales revenue by $779 million and decreasing our direct cost of sales by $560 million; and
- the sale of our interest in Computershare Limited resulting in a profit before income tax of $245 million.

During the current year, we have continued to focus on cost control in an environment where there has been modest revenue growth.

Sales revenue increased by $1,517 million to $20,196 million due to the fiscal 2001 SAB101 adjustment and:

- continued strong growth in mobile services ($336 million), and fixed to mobile ($132 million). Partially offsetting this growth was the decline in intercarrier revenues as a result of reduced rates ($12 million) and a marginal decline in data and internet services ($42 million);
- continuing impact of our rebalancing initiatives resulting in increased basic access revenue (excluding fiscal 2001 SAB101 adjustment: $374 million) and decreased local call ($196 million) and national long distance revenues ($99 million); and
- the inclusion of revenues from our controlled entities RWC and TelstraClear Limited ($1,374 million), partially offset by the loss of revenues from the sale of our global wholesale business ($486 million) in the prior year.

Operating expenses (before borrowing costs) decreased by $1,332 million to $14,505 million primarily due to the effect of the one off items previously discussed. Other contributors to the movement in expenses include:

- higher labour expenses resulting from increased restructuring costs charged against profit, largely for the restructure of Network Design and Construction Limited. This was partially offset by lower labour expenses achieved through reductions in staff numbers. Higher labour substitution costs resulting from outsourcing arrangements are included in other expenses;
- an increase in direct cost of sales due to higher network payments resulting from increased volumes of outgoing calls terminating on other carriers' networks, in part offset by the progressive removal of mobile handset subsidies;
- an increase in depreciation and amortisation expense due to continued capital expenditure on our communications plant asset base and ongoing software development;
- a decline in discretionary spending in line with continuing cost reduction initiatives; and
- the consolidation of expenditure from our controlled entities, RWC and TelstraClear Limited.

Our free cash flow increased 35.5% to $3,840 million (excluding our investment in the Asian ventures in fiscal 2001) after improved cash inflow from our operating activities and a decrease in capital expenditure. Operating capital expenditure declined 20.1% to $3,491 million following tight control of our capital expenditure program. Investment expenditure (excluding Asian ventures) has remained constant at $171 million with the major component relating to our additional 8.43% acquisition to give us a controlling interest in TelstraClear Limited ($40 million).

Normalised results from operations

We have taken the reported results and adjusted for the one off items that have occurred in both fiscal 2002 and fiscal 2001 so that a like for like comparison of results may be made. On a normalised basis:

- sales revenue increased in fiscal 2002 by 1.7% to $18,769 million, reflecting the continued growth in mobile services and the fixed to mobiles business. Total underlying revenue (excluding interest) increased by 1.8%; and
- through the continued implementation of our ongoing cost reduction program, our underlying operating expenses (before depreciation, amortisation and interest) declined by 2.0%. Total underlying expenses (before interest), including equity accounted losses, increased marginally by 0.1% to $12,410 million.

The underlying earnings before interest and income tax expense increased by 5.0% to $6,650 million.

Events occurring after the end of the financial year

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra's operations, the results of those operations or the state of Telstra's affairs other than:

- On 1 August 2002, we sold a portfolio of seven office properties nationally for $570 million. The carrying value of these properties was $434 million as at 30 June 2002. This balance has been reclassified in our statement of financial position as other current assets. We have entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commence on 19 August 2002.

Dividends

The directors have declared a final dividend for the year ended 30 June 2002 of 11 cents per share ($1,415 million) fully franked. The tax rate at which the dividend is franked is 30%. The record date for the final dividend will be 20 September 2002 with payment being made on 28 October 2002.

During fiscal 2002, the following dividends were paid:

Dividend	Date declared	Date paid	Dividend per share	Total dividend
Final dividend for the year ended 30 June 2001	29 August 2001	26 October 2001	11 cents franked to 100%	$1,416 million
Interim dividend for the year ended 30 June 2002	6 March 2002	29 April 2002	11 cents franked to 100 %	$1,415 million

Under current legislation, it is expected that Telstra will be able to fully frank declared ordinary dividends out of fiscal 2003 earnings. This expectation takes into consideration the Business Tax Reform changes to the imputation system effective from 1 July 2002. However, the directors can give no assurance as to the future level of dividends, if any, or of franking of dividends. This is because our ability to pay dividends depends upon, among other factors, our earnings, Government legislation and our tax position.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of Telstra during the financial year other than:

- On 28 June 2002, Pacific Century CyberWorks (PCCW) redeemed in full a US$750 million convertible note held by Telstra. The proceeds were then used to acquire PCCW's 40% interest in RWC and to subscribe for a new US$190 million mandatorily converting note. As a result of this transaction, we now own 100% of RWC. Total consideration for this investment amounted to $992 million.
- On 12 December 2001, we increased our holding in our joint venture entity TelstraClear Limited (TelstraClear) (formerly TelstraSaturn Limited) by 8.4%. As a result, our 58.4% interest represents a controlling interest in this company. We have consequently ceased equity accounting and have consolidated the financial position, financial performance and cash flows of TelstraClear from 1 December 2001. Property, plant and equipment relating to TelstraClear and consolidated into the Telstra Group was $818 million as at 30 June 2002. As at 30 June 2001, our consolidated non current assets included $79 million as an investment in joint venture entities relating to TelstraClear.

Likely developments

The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:

- the likely developments in Telstra's operations; or
- the expected results of those operations in the future.

Details about directors and executives

Retirement of directors

N Ross Adler (appointed October 1996), Malcolm G Irving (appointed July 1997) and Elizabeth A Nosworthy (appointed December 1991) retired from office at the annual general meeting on 16 November 2001. The board thanks the directors for their valuable contribution during their terms of office and welcomes the appointment of new directors.

Information about directors is provided as follows and forms part of this directors' report:

- names of directors and details of their qualifications, experience and special responsibilities are given on pages 8 to 10;
- number of board and committee meetings and attendance by directors at these meetings is provided on page 11;
- details of directors' shareholdings in Telstra are shown on pages 11 and 12; and
- details of directors' emoluments are given on pages 12 and 13.

Senior executive emoluments

This information is provided on pages 12 to 16 and forms part of this report.

Share options

All existing Telstra compensation based share and option plans have performance hurdles. If the hurdles are not met there is no vesting entitlement to the shares and options. Telstra expenses the fair value of all share options, performance rights and restricted shares under USGAAP. Consistent with AGAAP, the company only expenses options and employee shares when it is certain that there is an actual cost that will be realised by Telstra. When an International Accounting Standard is issued and adopted as AGAAP, Telstra will apply this standard to the accounting for its option and employee share plans.

Since inception, $285 million has been expensed in the company's USGAAP financial statements in relation to the shares allocated under TESOP 97 and TESOP 99. Share option, performance rights and restricted share plans have given rise to an expense of $59 million in the USGAAP financial statements since inception. An amount of $12 million has been expensed in the AGAAP financial statements in relation to only the performance rights and restricted shares. In fiscal 2002, $47 million was expensed under USGAAP and $6.5 million under AGAAP. Refer to note 19 of the financial statements for an explanation of the option and employee share plans and the accounting treatment applied to each plan.

Telstra's options and employee share plans are different from other companies in that the Telstra Corporation Act (1991) prohibits the Commonwealth's shareholding falling below 50.1%. In order to fulfil its obligations under the Act and under any option or share plan, the trustee of the plan must purchase actual shares on market for cash to the extent of the assessed liability, for which Telstra provides funding to the trustee. Telstra expenses immediately the funding of the purchase of shares to underpin the allocation of performance rights and restricted shares. The purchase of shares to underpin options is accounted for as a receivable in Telstra's balance sheet as funding is provided to the trustee by Telstra.

From 1 July 2002, Telstra has suspended its option plan. Previously issued options remain outstanding and valid. These will be expensed for AGAAP purposes in accordance with any new accounting standard that is established.

Directors' and officers' indemnity

Constitution

Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:

- the liability is not owed to us or a related body corporate;
- the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act; and
- the liability does not arise out of conduct involving a lack of good faith. Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer's or employee's capacity as a director of that other company. It is also subject to any corporate policy made by our chief executive officer. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms "officer", "employee" and "outside officer" are defined in our constitution.

Deeds of indemnity in favour of directors, officers and employees

Telstra has also executed deeds of indemnity in favour of:

- directors (including past directors);
- executive officers (other than directors) and certain employees generally; and
- employees (including executive officers other than directors) involved in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991).

Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of officers. The indemnity in favour of directors also gives directors a right of access to board papers and requires Telstra to maintain insurance cover for the directors. The indemnity in favour of employees relating to Telstra sale schemes is confined to liabilities incurred as an employee in connection with the formulation, entering into or carrying out, of a Telstra sale scheme.

Directors' and officers' insurance

Telstra maintains a directors' and officers' insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of the Telstra Entity and its subsidiaries. The directors' and officers' insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Environmental regulation and performance

Performance in relation to particular and significant environmental legislation

Telstra's operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:

- the impact of the rollout of telecommunications infrastructure;
- site contamination; and
- waste management.

Telstra has established procedures to monitor and manage compliance with existing environmental regulations and new regulations as they come into force.

The directors are not aware of any significant breaches of environmental regulation during the financial year.

Legal and Regulatory Compliance

Telstra is committed to conducting its business in compliance with all of its legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to Telstra's commitment to its customers, employees, shareholders and the community.

Whilst we have always had in place systems to ensure compliance with our legal and regulatory obligations we have now taken steps to further formalise our compliance program. Under this compliance program each business unit is working to prepare and implement a work plan setting out how they intend to achieve legal and regulatory compliance in their operations. A Legal and Regulatory Compliance and Risk Report is also being prepared for the Audit Committee every quarter. This report provides the

Audit Committee with an oversight of the initiatives being taken to achieve legal and regulatory compliance and with information on the significant legal cases in which Telstra is currently involved.

Rounding of amounts

The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.

This report is made in accordance with a resolution of the directors.

Rob. Mansfield.

Robert C Mansfield
Chairman

J. E. Switkowski

Ziggy Switkowski
Chief Executive Officer and Managing Director
28 August 2002

Directors' Profiles

As at 28 August 2002, our directors were as follows:

Name	Age	Position	Year of initial appointment	Year last re-elected [1]
Robert C Mansfield	51	Chairman	1999	-
John T Ralph	69	Deputy Chairman	1996	2000
Zygmunt E Switkowski..	54	Chief Executive Officer, Managing Director	1999	-
Samuel H Chisholm	62	Director	2000	-
Anthony J Clark...........	63	Director	1996	1999
John E Fletcher............	51	Director	2000	-
Belinda J Hutchinson....	49	Director	2001	-
Catherine B Livingstone.	46	Director	2000	-
Charles Macek............	55	Director	2001	-
Donald G McGauchie	52	Director	1998	2001
William A Owens..........	62	Director	2001	-
John W Stocker...........	57	Director	1996	2001

[1] *Other than the chief executive officer, one third of directors are subject to re-election by rotation each year*

A brief biography for each of the directors as at 28 August 2002 is presented below:

Robert C Mansfield - AO, BCom, FCPA
Age 51
Chairman
Director since November 1999 and Chairman since January 2000

Chairman, CDS Technologies Pty Ltd; Director, Datacraft Asia Ltd, Dimension Data Holdings plc, Westfield Management Limited and Westfield America Management Limited; formerly Chief Executive Officer of McDonald's Australia Ltd, Wormald International Ltd, Optus Communications Ltd and John Fairfax Holdings Limited. He is also Chairman of the Starlight Children's Foundation Australia.

John T Ralph - AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv(ACU)
Age 69
Deputy Chairman
Director and Deputy Chairman since October 1996

Chairman, Commonwealth Bank of Australia; Director, BHP Billiton Ltd and BHP Billiton plc; Chairman, Australian Foundation for Science; Member, Board of Melbourne Business School.

Zygmunt E Switkowski - BSc (Hons), PhD
Age 54
Chief Executive Officer and Managing Director
Managing Director and Chief Executive Officer since March 1999

Dr Switkowski has been Chief Executive Officer of Optus Communications Ltd and Chairman and Managing Director of Kodak (Australasia) Pty Ltd. He is a Director of Reach Ltd, Foxtel and the Business Council of Australia.

Samuel H Chisholm
Age 62
Director since November 2000

Chairman, Foxtel (Foxtel Management Pty Ltd, Foxtel Cable Television Pty Ltd, Customer Services Pty Ltd) and Chairman of the Macquarie Radio Network. Director of Australian Wool Services Ltd. He was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of the News Corporation (1990 - 1997). For 17 years previously he was Chief Executive and Managing Director of the Nine Network Australia Limited.

Anthony J Clark - AM, FCA, FCPA, FAICD
Age 63
Director since October 1996

Chartered Accountant; formerly Managing Partner KPMG NSW (1992 – 1998); Chairman, Maritime Industry Finance Company Ltd and Cumnock Coal Limited; Deputy Chairman, Australian Tourist Commission; Director, Amalgamated Holdings Ltd Group, Ramsay Health Care Ltd and Carlton Investments Ltd.

John E Fletcher - FCPA
Age 51
Director since November 2000

Managing Director and Chief Executive Officer of Coles Myer Ltd from 10 September 2001. Former Chief Executive and Managing Director, Brambles Industries Ltd (retired 1 August 2001). Mr Fletcher was employed by Brambles in various management positions for 27 years including an assignment in Europe.

Belinda J Hutchinson – BEc, FCA
Age 49
Director since November 2001

Director, Energy Australia Limited, TAB Ltd, QBE Insurance Group Limited, Crane Group Ltd, St Vincent's and Mater Health Sydney Ltd and State Library of NSW. Consultant, Macquarie Bank Limited. Ms Hutchinson has a long association with the banking industry. Ms Hutchinson has been associated with the Macquarie Bank since 1993 and was an Executive Director of Macquarie Bank. Ms Hutchinson was previously a Vice President of Citibank Ltd.

Catherine B Livingstone - BA (Hons), FCA
Age 46
Director since November 2000

Chairman, CSIRO and the Australian Business Foundation; Director, Goodman Fielder Ltd, Rural Press Ltd and the Sydney Institute; Member, Department of Accounting and Finance Advisory Board Macquarie University; former Managing Director, Cochlear Ltd.

Charles Macek – BEc, MAdmin, FSIA, FAICD, FCPA, FAIM
Age 55
Director since November 2001

Chairman, Sustainable Investment Research Institute Pty Ltd, Australian Focus Funds Management Pty Ltd, Centre for Eye Research Australia Ltd; Director, Famoice Technology Pty Ltd, Wesfarmers Ltd and IOOF Holdings Ltd; Member, Financial Reporting Council; Victorian Councillor, Australian Institute of Company Directors. Former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd. Mr Macek has had a long association with the finance and investment industry.

Donald G McGauchie
Age 52
Director since September 1998

Senior Partner, C&E McGauchie - Terrick West; Deputy Chairman, Australian Wool Testing Authority Ltd; Director, Reserve Bank of Australia, Ridley Corporation Ltd, National Foods Ltd, GrainCorp Ltd, Australian Centre for International Agricultural Research and International Policy Council Agriculture Food and Trade.

William A Owens – BS Maths, BA, MA, MBA (Hons)
Age 62
Director since November 2001

Vice Chairman and Co-Chief Executive Officer, Teledesic LLC; Vice Chairman, ICO Global Communications (Holdings) Ltd, Corp; Director, Polycom Inc, Viasat Inc, Microvision Inc, Symantec Inc,Metal Storm Ltd, BAT Ltd, Biolase Inc, Cray Inc, Lucent Networks, IDT Inc and TIBCO Inc. Former roles include President and Chief Operating Officer, Science Applications International Corporation (SAIC); Vice Chairman, US Joint Chiefs of Staff; Deputy Chief, US Naval Operations; Commander, US Sixth Fleet. Mr Owens has had a strong history in corporate management of broadband telecommunications, information technology and internet applications.

John W Stocker - AO, MB, BS, BMedSc, PhD, FRACP, FTSE
Age 57
Director since October 1996
Chairman, Grape and Wine Research and Development Corporation and Sigma Company Ltd; Director, Cambridge Antibody Technology Group plc, Circadian Technologies Ltd and Nufarm Ltd; Principal, Foursight Associates Pty Ltd; former Chief Scientist, Commonwealth of Australia.

Directors' meetings

Each director attended the following meetings and board committees during the year as a member of the board or relevant committee:

	Board		Committees			
			Audit		Appointments and Compensation	
	a	b	a	b	a	b
R C Mansfield [1]	11	11	2	2	2	2
J T Ralph	11	10	4	4	2	2
Z E Switkowski	11	11	-	-	2	2
N R Adler [2]	6	6	2	1	-	-
S H Chisholm	11	10	-	-	-	-
A J Clark [3]	11	11	2	2	-	-
J E Fletcher	11	10	-	-	-	-
B J Hutchinson [3][4]	5	5	2	2	-	-
M G Irving [2]	6	5	2	2	-	-
C B Livingstone	11	11	-	-	-	-
C Macek [4][5]	5	5	2	2	-	-
D G McGauchie [6]	11	11	-	-	1	1
E A Nosworthy [7]	6	6	2	2	-	-
W A Owens [4]	5	5	-	-	-	-
J W Stocker [8]	11	10	4	4	-	-

Column a: number of meetings held while a member.
Column b: number of meetings attended.
(1) *Retired as a member of the audit committee on 11 December 2001.*
(2) *Retired as a director and member of the audit committee on 16 November 2001.*
(3) *Appointed as member of the audit committee on 11 December 2001.*
(4) *Appointed as director on 16 November 2001.*
(5) *Appointed as member of the audit committee on 20 February 2002.*
(6) *Appointed as member of the appointments and compensation committee on 20 February 2002.*
(7) *Retired as a director and chairman of the audit committee on 16 November 2001.*
(8) *Appointed as chairman of the audit committee on 11 December 2001.*

Directors' shareholdings in Telstra

As at 28 August 2002:

	Number of shares held		
	Direct interest	Indirect Interest[1]	Total
R C Mansfield	36,139	39,200	75,339
J T Ralph	9,071	50,000	59,071
Z E Switkowski [2][3]	46,520	89,130	135,650
S H Chisholm	-	-	-
A J Clark	14,595	50,000	64,595
J E Fletcher	3,744	32,000	35,744
B J Hutchinson	38,775	19,600	58,375
C B Livingstone	14,144	5,000	19,144
C Macek	1,554	20,000	21,554
D G McGauchie	4,373	18,700	23,073
W A Owens	1,997	-	1,997
J W Stocker	6,178	35,735	41,913

(1) *Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.*
(2) *Includes:*

- *400 shares acquired with an interest free loan and 200 free shares under the terms of the Telstra Employee Share Ownership Plan 1999;*

- *2,000 shares acquired with an interest free loan plus 500 free shares under the terms of the Telstra Employee Share Ownership Plan 1997 and 200 loyalty shares obtained under the "one for ten loyalty offer" available to all employees who participated in the 1997 public offer; and*
- *80 loyalty shares received under the "one for ten loyalty offer" available to all employees who participated in the 1999 public offer.*

(3) During fiscal 2002, Dr Switkowski was granted 258,000 performance rights and 2,692,000 options (ie. 200% of allocation) under the terms and conditions of the Telstra Growthshare Trust Deed. These options and shares are in addition to the above.

Emoluments for board members and senior executives

Remuneration strategy and relationship to company performance

Telstra's senior manager remuneration strategy is designed to provide competitive total reward levels conditional upon the achievement of business improvement and personal performance accountabilities. Senior manager total remuneration has a variable, or "at risk" component dependent on achievement of defined goals. For achievement of targeted performance, a senior manager's at risk component could be higher at the discretion of the Appointments and Compensation Committee of the board. Incentive plans and personal performance reviews are based on fundamental improvement drivers and increased shareholder value.

Non-executive directors' remuneration

Remuneration for non-executive directors for fiscal 2002 was comprised of a fixed annual base fee, part of which is provided as a share allocation through DirectShare, and superannuation. Directors also receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the board or committees or when otherwise engaged on the business of the company in accordance with board policy. Directors who retire are also eligible to receive additional retirement benefits.

Name	Position	Base fee $	DirectShare $	Total fee $	Other benefits [1] $	Total $
Robert Mansfield...........	Chairman	192,000	48,000	240,000	19,200	259,200
John T Ralph..................	Deputy Chairman	96,000	24,000	120,000	9,600	129,600
N Ross Adler [3]...............	Director	22,500	7,500	30,000	124,005	154,005
Samuel H Chisholm [4]...	Director	-	-	-	-	-
Anthony J Clark.............	Director	57,000	14,250	71,250	5,700	76,950
John E Fletcher..............	Director	52,000	13,000	65,000	5,200	70,200
Belinda J Hutchinson [2]	Director	37,500	9,375	46,875	3,750	50,625
Malcolm G Irving [3].......	Director	22,500	7,500	30,000	99,627	129,627
Catherine B Livingstone....................	Director	52,000	13,000	65,000	5,200	70,200
Charles Macek [2]...........	Director	35,226	8,750	43,976	3,523	47,499
Donald G McGauchie	Director	52,000	13,000	65,000	48,400 [5]	113,400
Elizabeth A Nosworthy [3]....................................	Director	27,000	9,000	36,000	246,584	282,584
William A Owens [2].......	Director	45,000	11,250	56,250	33,482 [6]	89,732
John W Stocker.............	Director	67,500	16,875	84,375	6,750	91,125

(1) Other benefits include superannuation, payments on retirement, and other related fees.
(2) Director from 16 November 2001.
(3) Retired as a director on 16 November 2001.
(4) Fee declined by director's choice.
(5) Includes an amount for membership of the Telstra Country Wide Advisory Board.
(6) Mr Owens, a US based Director, received management consultancy fees (paid in US dollars).

DirectShare

As part of the overall remuneration strategy, Directors received 20% of their remuneration by way of restricted Telstra shares through the DirectShare Plan. The shares were purchased on market and allocated to the participating director at market price. The shares are held in trust for a period of 5 years unless the participating director ceases earlier with the Telstra Group.

Senior executive remuneration

Our senior executive remuneration strategy provides competitive remuneration aimed at:

- aligning managers' rewards with shareholder value;
- supporting business plans and corporate strategies; and
- rewarding performance improvement.

Senior managers participate in an annual performance review process that assesses the individual's performance against set key accountabilities. Performance against these accountabilities impacts directly on their annual incentive payments and salary movements.

Senior executive remuneration components

In fiscal 2002, Telstra introduced a new approach to senior executives remuneration. The approach is designed to focus on the total annual offering provided to the executive (**Total Remuneration**). Total Remuneration includes the executives fixed remuneration and their "at target" Short Term Incentive. The separate components of the executives' "package" are defined as a function of the overall Total Remuneration amount.

Our senior executive Total Remuneration consists of fixed and variable components:

- **Fixed remuneration**

  Fixed remuneration is made up of salary, company superannuation contributions and benefits including fringe benefits tax and is defined as a ratio of the Total Remuneration amount.

- **Short-term incentive**

  The management incentive plan rewards senior managers for meeting or exceeding specific key business objectives, at the corporate, business unit and individual level. The incentive for fiscal 2002 was between 12% and 52% of the total remuneration package depending on the senior manager's role. Measures and targeted achievement levels are reviewed each year to reflect changes in the business.

- **Long-term incentive - Telstra Growthshare**

  A long-term incentive plan based on equity (Telstra Growthshare) was introduced in early fiscal 2000. As a practical result of the Telstra Act, we are not able to issue new shares and therefore Telstra Growthshare purchases existing Telstra shares. Allocations are in the form of performance rights (restricted shares prior to fiscal 2002) and options over existing shares, the right to exercise both of which vests when a performance hurdle is achieved.

  For the September 2001 and March 2002 plans to achieve 100% of vesting entitlement, the Telstra 30 day average total shareholder return 'TSR' must exceed the 50th percentile of the 30 day average TSR performance of the companies comprising the ASX 200 industrials ("Peer Group") at allocation date between the third and fifth anniversary of allocation.

To achieve 200% of vesting entitlement, the TSR must exceed the 75th percentile of the Peer Group in Quarter 1 of the performance period or at least the 50th percentile in Quarter 1 and obtaining the 75th percentile in any of the remaining seven quarters. If the 50th percentile is not achieved in Quarter 1, no vesting above the 100% allocation is available.

For the performance hurdle to be achieved in relation to the September 1999, September 2000 and March 2001 plans, the 30 day average of the Telstra Accumulation Index exceeds the 30 day average of the All Industrials Accumulation index between the third and fifth anniversary of allocation.

Options are then exercisable up to 10 years after the original date of allocation. The exercise price is the market price at the time of grant of the options. Performance rights can only be traded once the performance hurdle is achieved. Restricted shares (1999 - 2000) generally may not be traded for five years from the date of allocation.

Offers under Telstra Growthshare are made to managers at the discretion of the board. For fiscal 2002, between 16.5% and 36% of total senior manager potential reward was delivered through Telstra Growthshare. Cumulatively over a five year period the total number of shares and options over shares delivered through Telstra Growthshare is not expected to exceed 1% of shares on issue.

As Telstra is not able to issue new equity, Telstra Growthshare purchases shares on market in accordance with the allocation of performance rights and options and forward liabilities for all allocations, past and present. Telstra funds the proportion of shares that are purchased to underpin the allocation of performance rights and treats these funds as an expense by the company. In addition, Telstra provides a loan to Telstra Growthshare to fund the purchase of shares to underpin the options which are allocated. This loan is treated as a receivable on the balance sheet. The Telstra Growthshare Trustee pays interest to Telstra (currently 3.5%) on the loan balance and may repay capital from time to time. If options are exercised the senior executive pays the original exercise price to the Telstra Growthshare Trustee and the loan is repaid. As a result there is no direct expense to Telstra.

Telstra employee share ownership plans

All employees, including our senior managers, who were classed as "eligible employees" at 20 September 1997 and again on 27 August 1999, were eligible to participate in the Telstra Employee Share Ownership Plans, TESOP97 and TESOP99. The terms and conditions of participation in these plans for senior managers were the same as for all other employees.

Telstra OwnShare

To facilitate increasing their shareholding in us, Telstra operates a restricted share plan (Telstra OwnShare) that enables employees with access to salary sacrifice arrangements to be able to take part of their remuneration in the form of Telstra shares. The shares were purchased on market and allocated at market value and held in trust for either a three or five year period (unless the employee leaves the Telstra Group earlier).

Senior executive emoluments (current employees)

Australian Corporations Act requires disclosure of the details of the nature and amount of each element of the emolument of each director and each of the five named officers of the company receiving the highest emoluments. The information for the chief executive officer, who is also a director, and the five other officers, currently employed, who received the highest emoluments during fiscal 2002, is provided in the following table:

Name & Position	Remuneration				Telstra Growthshare [4] & [8]	
	Fixed Remuneration [1] $	Short Term Incentive [2] $	Other benefits [3] $	Total Annual Reward $	Performance Rights/ Restricted Shares	Options
Zygmunt Switkowski Director and Chief Executive Officer	1,245,000	1,150,000	850	**2,395,850**	50,000 [5] 96,000 [6] 258,000 [9]	300,000 [5] 464,000 [6] 2,692,000 [9]
Ted Pretty Group Managing Director, Telstra Retail	1,000,000	-	700,000	**1,700,000**	21,000 [5] 136,000 [10]	120,000 [5] 1,602,000 [10]
David Moffatt Group Managing Director, Finance & Administration	887,500	401,400	400,000	**1,688,900**	40,000 [7] 142,000 [9]	150,000 [7] 1,480,000 [9]
Gerry Moriarty Group Managing Director, Infrastructure Services	875,000	377,308	850	**1,253,158**	28,000 [5] 48,000 [6] 142,000 [9]	160,000 [5] 232,000 [6] 1,480,000 [9]
Douglas Campbell Group Managing Director, Telstra Country Wide	737,500	456,800	850	**1,195,150**	26,000 [5] 42,000 [6] 118,000 [9]	160,000 [5] 203,000 [6] 1,234,000 [9]
Bruce Akhurst Group Managing Director, Telstra Wholesale Media Legal & Regulatory	725,000	337,900	850	**1,063,750**	21,000 [5] 39,000 [6] 118,000 [9]	120,000 [5] 188,000 [6] 1,234,000 [9]

Senior executive emoluments (ceased employees)

Telstra chooses to disclose the following senior executive even though he has ceased employment with Telstra.

Name & Position	Remuneration				Telstra Growthshare 2001/02 [4]	
	Fixed Remuneration [1] $	Short Term Incentive [2] $	Other benefits [3] $	Total Annual Reward $	Performance Rights	Options
John Hibbard former Managing Director Global Wholesale	77,316	149,467	1,118,618	**1,345,401**	nil	nil

Details of allocations to all managers under Telstra Growthshare:

	Total Options/ Performance Rights allocated	Eligible managers participating (4) & (8)	Exercise price $	Expiry date	Allocation date	Market price at allocation date (4) & (8) $
Options	2,125,667	29	8.02	13 Sept 2009	13 Sept 1999	8.02
	4,020,841	102	6.28	8 Sept 2010	8 Sept 2000	6.28
	168,710	2	6.55	16 Mar 2011	16 Mar 2001	6.55
	36,501,695	152	4.90	6 Sept 2011	6 Sept 2001	4.90
	2,068,000	4	5.63	14 Mar 2012	14 Mar 2002	5.63
Restricted shares	350,668	28	n/a	13 Sept 2004	13 Sept 1999	8.02
	826,883	101	n/a	8 Sept 2005	8 Sept 2000	6.28
	43,817	2	n/a	16 Mar 2006	16 Mar 2001	6.55
Performance Rights	3,486,241	152	n/a	6 Dec 2006	6 Sept 2001	4.90
	167,200	4	n/a	14 Jun 2007	14 Mar 2002	5.63

(1) *Fixed Remuneration is the sum of salary, benefits, and all superannuation contributions and fringe benefits tax.*

(2) *Short Term Incentive relates to performance for the year ended 30 June 2002 and is based on actual performance for Telstra and the individual.*

(3) *Includes the benefit of interest free loans under TESOP 97 and TESOP 99 as well as special contractual payments and for payments made on commencement of service or cessation of service.*

(4) *For allocations prior to September 2001, an option or restricted share represents a right to own a share in Telstra. Generally, options or restricted shares may only be converted to Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, a payment of the exercise price is made. The performance hurdle for options and restricted shares allocated prior to September 2001 is that the 30 day average Telstra Accumulation Index must exceed the 30 day average All Industrial Accumulation Index any time during the stated performance period - that is, between the third and fifth anniversary of allocation. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the tenth anniversary of allocation; otherwise they will lapse. If the performance hurdle is satisfied in the performance period, restricted shares may be exercised at any time before the fifth anniversary of allocation; otherwise they will lapse. The market value was calculated as the weighted average price at which Telstra's ordinary shares were traded on the ASX during the 5 days prior to and including the allocation date.*

(5) *September 1999 Growthshare allocations at an exercise price of $8.02. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of $1.38 per option. The value of the restricted shares is taken to be their market price at the allocation date.*

(6) *September 2000 Growthshare allocations at an exercise price of $6.28. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of $0.89 per option. The value of the restricted shares is taken to be their market price at the allocation date.*

(7) *March 2001 Growthshare allocations at an exercise price of $6.55. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of $0.80 per option. The value of the restricted shares is taken to be their market price at the allocation date.*

(8) *For the September 2001 and March 2000 allocations, an option or performance right represents a right to own a share in Telstra. Generally, options or performance rights may only be converted to Telstra shares if a performance hurdle is satisfied in the performance period and, in the case of options, a payment of the exercise price is made. The performance hurdle for options and performance rights allocated in fiscal 2002 is that the Telstra 30 day average total shareholder return 'TSR' must exceed the 50th percentile of the 30 day average TSR performance of the companies comprising the ASX 200 Industrials ("Peer Group") at allocation date between the third and fifth anniversary of allocation. Options and performance rights vest on a performance scale. If the 50th percentile ranking is achieved 100% of the allocation will vest. If at least the 50th percentile ranking is achieved in the first quarter of the performance window, additional options and performance rights may vest on a sliding scale where a higher ranking is achieved up to 75th percentile ranking. The full allocation (ie. 200%) will vest if the 75th percentile ranking is achieved. If the 50th percentile ranking is not achieved in the first quarter of the performance period, half of the maximum allocation will have a $nil value and will lapse. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the tenth anniversary of allocation; otherwise they will lapse. If the performance hurdle is satisfied in the performance period, performance rights may be exercised at any time before the fifth anniversary plus 90 days of allocation; otherwise they will lapse. The market value was calculated as the weighted average price at which Telstra's ordinary shares were traded on the ASX during the 5 days prior to and including the allocation date.*

(9) *September 2001 Growthshare allocations at an exercise price of $4.90. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of $0.90 per option. The value of the performance rights is taken to be their market price at the allocation date. The number of performance rights and options disclosed are the maximum number that may vest (ie. 200%) if the 75th percentile ranking is achieved.*

(10) *March 2002 Growthshare allocations at an exercise price of $5.63. The option valuation applies simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. This returned a fair value of $0.97 per option. The value of the performance rights is taken to be their market price at the allocation date. The number of performance rights and options disclosed are the maximum number that may vest (ie. 200%) if the 75th percentile ranking is achieved.*

Telstra Corporation Limited and controlled entities

Australian Business Number (ABN): 33 051 775 556

Financial Report

as at 30 June 2002

Page Number

Financial Statements

This financial report combines the disclosure requirements for both Australian and United States generally accepted accounting principles.

Statement of Financial Performance

for the year ended 30 June 2002

	Note	Telstra Group				Telstra Entity	
		Year ended 30 June				Year ended 30 June	
		2002	2002	2001	2000	2002	2001
		$m	US$m	$m	$m	$m	$m
Ordinary activities							
Revenue							
Sales revenue	2,3	20,196	11,310	18,679	19,343	18,217	17,701
Other revenue (excluding interest revenue)	2,3	606	339	4,304	1,162	487	3,943
		20,802	11,649	22,983	20,505	18,704	21,644
Expenses							
Labour	3	3,240	1,814	3,122	3,800	2,575	2,724
Direct cost of sales (1.26)	3	3,966	2,221	3,133	4,063	3,004	2,389
Other expenses	3	4,032	2,258	6,711	4,021	5,055	6,541
		11,238	6,293	12,966	11,884	10,634	11,654
Share of net losses of associates and joint venture entities	24	81	45	183	58	-	-
		11,319	6,338	13,149	11,942	10,634	11,654
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) (1.26)		9,483	5,311	9,834	8,563	8,070	9,990
Depreciation and amortisation	3	3,267	1,830	2,871	2,646	2,782	2,618
Earnings before interest and income tax expense (EBIT) (1.26)		6,216	3,481	6,963	5,917	5,288	7,372
Interest revenue	2	126	71	103	62	183	194
Borrowing costs	3	896	502	769	630	913	815
Net borrowing costs		770	431	666	568	730	621
Profit before income tax expense		5,446	3,050	6,297	5,349	4,558	6,751
Income tax expense	4	1,796	1,006	2,292	1,848	1,833	2,244
Effect of decrease in tax rates on deferred tax balances	4	-	-	(56)	(172)	-	(64)
Total income tax expense		1,796	1,006	2,236	1,676	1,833	2,180
Net profit		3,650	2,044	4,061	3,673	2,725	4,571
Outside equity interests in net (profit)/loss		11	6	(3)	4	-	-
Net profit available to Telstra Entity shareholders		3,661	2,050	4,058	3,677	2,725	4,571
Other valuation adjustments to equity							
Net exchange differences on translation of non-Australian controlled entities' financial statements		(87)	(49)	61	12	-	-
Reserves recognised on equity accounting our interest in joint ventures and associates		41	23	(33)	(9)	-	-
Fair value reserve recognised on acquisition of controlling interest in joint venture entity		54	30	-	-	-	-
Asset revaluation decrements taken through the reserve		-	-	-	(25)	-	-
Valuation adjustments available to Telstra Entity shareholders and recognised directly in equity		8	4	28	(22)	-	-
Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners		3,669	2,054	4,086	3,655	2,725	4,571
		¢	US¢	¢	¢		
Basic and diluted earnings per share (cents per share)	6	28.5	16.0	31.5	28.6		
Final dividend per share (cents per share)	7	11.0	6.0	11.0	10.0		

The notes following the financial statements form part of the financial report.

Statement of Financial Position

as at 30 June 2002

		Telstra Group			Telstra Entity	
		As at 30 June			As at 30 June	
		2002	2002	2001	2002	2001
	Note	$m	US$m	$m	$m	$m
Current assets						
Cash assets	8	1,070	599	1,077	489	795
Receivables	9	4,063	2,275	4,307	5,522	9,911
Inventories	10	204	114	320	160	200
Other assets	14	1,038	582	549	947	524
Total current assets		6,375	3,570	6,253	7,118	11,430
Non current assets						
Receivables	9	720	403	1,803	836	1,892
Inventories	10	20	11	8	7	8
Investments - accounted for using the equity method	11	1,197	670	1,259	34	33
Investments - other	11	105	59	143	4,762	3,355
Property, plant and equipment	12	23,421	13,116	22,803	21,852	21,867
Future income tax benefit	4	132	74	114	-	-
Intangible assets	13	3,421	1,916	3,012	274	373
Other assets	14	2,206	1,235	2,078	2,062	1,885
Total non current assets		31,222	17,484	31,220	29,827	29,413
Total assets		37,597	21,054	37,473	36,945	40,843
Current liabilities						
Payables	15	2,791	1,563	2,872	2,231	2,148
Interest-bearing liabilities	16	1,866	1,045	2,604	3,038	7,433
Income tax payable	4	632	354	657	572	622
Provisions	17	1,903	1,065	2,018	1,723	1,902
Revenue received in advance		1,037	581	1,128	859	904
Total current liabilities		8,229	4,608	9,279	8,423	13,009
Non current liabilities						
Payables	15	129	72	120	68	3
Interest-bearing liabilities	16	11,860	6,642	11,386	11,829	11,345
Income tax payable	4	-	-	91	-	91
Deferred income tax		1,987	1,113	1,573	1,831	1,472
Provisions	17	848	475	846	757	769
Revenue received in advance		438	245	456	420	432
Total non current liabilities		15,262	8,547	14,472	14,905	14,112
Total liabilities		23,491	13,155	23,751	23,328	27,121
Net assets		14,106	7,899	13,722	13,617	13,722
Shareholders' equity						
Telstra Entity						
Contributed equity	18	6,433	3,602	6,433	6,433	6,433
Reserves		14	8	11	277	277
Retained profits		7,661	4,290	6,795	6,907	7,012
Shareholders' equity available to Telstra Entity shareholders		14,108	7,900	13,239	13,617	13,722
Outside equity interests						
Contributed equity		212	119	490	-	-
Reserves		34	19	33	-	-
Accumulated losses		(248)	(139)	(40)	-	-
Total outside equity interests		(2)	(1)	483	-	-
Total shareholders' equity		14,106	7,899	13,722	13,617	13,722

Expenditure commitments, contingent liabilities and assets 20,21

The notes following the financial statements form part of the financial report.

Statement of Cash Flows

for the year ended 30 June 2002

		Telstra Group				Telstra Entity	
		Year ended 30 June				Year ended 30 June	
		2002	2002	2001	2000	2002	2001
	Note	$m	US$m	$m	$m	$m	$m
Cash flows from operating activities							
Receipts from trade and other receivables (inclusive of goods and services tax (GST)) (c) (1.20)		**22,291**	**12,483**	20,912	18,533	**20,034**	19,766
Payments of accounts payable and to employees (inclusive of GST) (c) (1.20)		**(11,837)**	**(6,628)**	(11,136)	(10,493)	**(9,715)**	(10,355)
Interest received		**52**	**29**	70	60	**92**	166
Borrowing costs paid		**(897)**	**(502)**	(813)	(622)	**(943)**	(876)
Dividends received		**10**	**6**	16	16	**1**	39
Income taxes paid		**(1,503)**	**(842)**	(1,455)	(947)	**(1,479)**	(1,393)
GST remitted to the Australian Taxation Office (ATO)		**(1,018)**	**(570)**	(995)	-	**(945)**	(993)
Net cash provided by operating activities (a)		**7,098**	**3,976**	6,599	6,547	**7,045**	6,354
Cash flows from investing activities							
Payments for:							
- property, plant and equipment		**(2,958)**	**(1,657)**	(3,259)	(4,006)	**(2,778)**	(3,151)
- internal use software assets		**(527)**	**(295)**	(706)	(577)	**(536)**	(571)
- patents, trademarks and licences		**-**	**-**	(332)	(101)	**-**	(4)
- deferred expenditure		**(6)**	**(3)**	(71)	(21)	**(3)**	(14)
Capital expenditure (before investments)		**(3,491)**	**(1,955)**	(4,368)	(4,705)	**(3,317)**	(3,740)
- shares in controlled entities		**(50)**	**(28)**	(3,056)	(163)	**(118)**	(2,165)
- investment in joint venture entities		**(67)**	**(37)**	(131)	(37)	**-**	-
- investment in associated entities		**(40)**	**(22)**	(11)	(131)	**-**	-
- shares in listed securities and other investments		**(14)**	**(8)**	(38)	(267)	**(13)**	(20)
Investment expenditure		**(171)**	**(95)**	(3,236)	(598)	**(131)**	(2,185)
Total capital expenditure	5	**(3,662)**	**(2,050)**	(7,604)	(5,303)	**(3,448)**	(5,925)
Proceeds from:							
- sale of property, plant and equipment		**194**	**109**	288	243	**189**	287
- sale of patents, trademarks and licences		**1**	**1**	14	-	**-**	14
- sale of shares in controlled entities		**-**	**-**	4	27	**-**	4
- sale of joint venture entities and operations		**-**	**-**	3	7	**-**	-
- sale of listed securities and other investments		**176**	**98**	397	130	**5**	5
- sale of business		**33**	**18**	528	-	**29**	524
Net cash used in investing activities		**(3,258)**	**(1,824)**	(6,370)	(4,896)	**(3,225)**	(5,091)
Cash flows from financing activities							
Proceeds from:							
- borrowings		**13,487**	**7,552**	23,521	15,396	**13,667**	22,498
- Telstra bonds		**987**	**553**	-	495	**987**	-
Repayment of:							
- borrowings		**(15,441)**	**(8,647)**	(19,193)	(13,290)	**(15,941)**	(19,373)
- Telstra bonds		**(41)**	**(23)**	(565)	(81)	**(41)**	(565)
- finance leases principal amount		**(18)**	**(10)**	(14)	(26)	**(7)**	(17)
Payments for convertible note		**-**	**-**	(1,366)	-	**-**	(1,366)
Employee share loans (net)		**40**	**22**	27	-	**40**	27
Dividends paid		**(2,831)**	**(1,586)**	(2,316)	(4,375)	**(2,831)**	(2,316)
Net cash (used in)/provided by financing activities		**(3,817)**	**(2,139)**	94	(1,881)	**(4,126)**	(1,112)
Net increase/(decrease) in cash		**23**	**13**	323	(230)	**(306)**	151
Foreign currency conversion		**(20)**	**(11)**	-	-	**-**	-
Cash at the beginning of the year		**1,067**	**597**	744	974	**795**	644
Cash at the end of the year (b)		**1,070**	**599**	1,067	744	**489**	795

The notes following the financial statements form part of the financial report.

Statement of Cash Flows (continued)

for the year ended 30 June 2002

	Note	Telstra Group				Telstra Entity	
		Year ended 30 June				Year ended 30 June	
		2002	2002	2001	2000	2002	2001
		$m	US$m	$m	$m	$m	$m
Cash flow notes							
(a) Reconciliation of net profit to net cash provided by operating activities							
Net profit		**3,650**	**2,044**	4,061	3,673	**2,725**	4,571
Add/(subtract) the following transactions							
Depreciation and amortisation	3	**3,267**	**1,830**	2,871	2,646	**2,782**	2,618
Accrued interest on convertible note issued by PCCW		**(85)**	**(48)**	(29)	-	**(85)**	(29)
Dividends received from associated entities	24	**9**	**5**	1	4	**-**	1
(Profit)/loss on sale of property, plant and equipment	3	**4**	**2**	(7)	(26)	**4**	(10)
(Profit) on sale of patents, trademarks and licences	3	**(1)**	**(1)**	(8)	-	**-**	(11)
(Profit)/loss on sale of controlled entities	3	**(3)**	**(2)**	(4)	(97)	**-**	17
(Profit) on sale of joint venture and associated entities	3	**-**	**-**	(2)	(25)	**-**	-
(Profit)/loss on sale of listed securities and other corporations	3	**5**	**3**	(266)	(133)	**(1)**	-
(Profit) on sale of business	3	**-**	**-**	(852)	(58)	**-**	(2,130)
Borrowing costs included in the cost of constructed assets	3	**(115)**	**(64)**	(108)	(125)	**(115)**	(108)
Share of joint venture entities' net losses	24	**79**	**44**	128	51	**-**	-
Share of associated entities' net losses	24	**2**	**1**	55	7	**-**	-
Provision for reduction in value of investments	3	**26**	**15**	1,065	39	**445**	2,176
Provision for reduction in value of convertible note	3	**96**	**54**	-	-	**96**	-
Provision for reduction in value of controlled entity receivables	3	**-**	**-**	-	-	**830**	-
Reduction in value of internal use software assets	3	**-**	**-**	31	-	**-**	31
Net foreign currency conversion differences		**(14)**	**(8)**	14	(20)	**-**	14
Writeback of TSS additional contributions	2	**-**	**-**	(725)	-	**-**	(725)
Decrease in non cash revenue received in advance		**225**	**126**	779	-	**(62)**	589
Increase in non cash operating deferred expenditure		**(7)**	**(4)**	(560)	-	**29**	(560)
Other		**31**	**17**	-	-	**3**	-
Movements in operating assets and liabilities							
(Increase)/decrease in trade debtors and other debtors		**233**	**131**	(464)	(253)	**67**	(407)
(Increase)/decrease in inventories		**94**	**53**	25	(90)	**37**	(31)
(Increase)/decrease in deferred expenditure and prepayments		**(45)**	**(25)**	7	13	**(15)**	(29)
(Increase)/decrease deferred mobile phone handset subsidies		**52**	**29**	(79)	(174)	**52**	(79)
Increase/(decrease) in accounts payable and other creditors		**(219)**	**(122)**	457	151	**70**	227
Increase/(decrease) in revenue received in advance		**(338)**	**(189)**	(15)	-	**4**	1
Increase in net taxes payable		**293**	**164**	781	729	**354**	770
Increase/(decrease) in provisions		**(176)**	**(99)**	(583)	232	**(174)**	(542)
Movement in foreign currency conversion reserve		**35**	**20**	26	3	**-**	-
Net cash provided by operating activities		**7,098**	**3,976**	6,599	6,547	**7,045**	6,354
(b) Reconciliation of cash							
Cash at the end of the year as shown in the statement of cash flows agrees to the net amount of the following items in the notes to the financial statements:							
Cash assets	8	**1,070**	**599**	1,077	751	**489**	795
Bank overdraft	16	**-**	**-**	(10)	(7)	**-**	-
		1,070	**599**	1,067	744	**489**	795

Statement of Cash Flows (continued)

for the year ended 30 June 2002

Cash flow notes (continued)

(c) Goods and Services Tax (GST)

Our receipts from trade and other receivables includes estimated GST of $1,975 million (2001: $1,888 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. GST paid associated with operating activities amounted to $615 million (2001: $553 million) whilst GST paid relating to investing activities amounted to $342 million (2001: $340 million).

(d) Significant financing and investing activities that involve components of non cash

Property, plant and equipment

Our property, plant and equipment includes borrowing costs of $83 million (2001: $77 million; 2000: $102 million) which have been included in the cost of constructed assets.

We acquired plant and equipment with a fair value of $9 million using finance leases during fiscal 2002 (2001: $14 million; 2000: $23 million). As these acquisitions did not involve cash, they are not reported in the statement of cash flows. Our finance lease liability also includes $1 million (2001: $3 million; 2000: $9 million) relating to non cash, foreign currency revaluations.

Sale and leaseback transactions

There were no significant sale and leaseback transactions entered into during fiscal 2002.

During fiscal 2001, we entered into a sale and leaseback of non communications plant, server and mid range IT equipment totalling $110 million. The leaseback entered into is classified as an operating lease, and the revenue received from the sale has directly offset the retirement expense. The cash inflow from this sale is recognised in our proceeds from the sale of property, plant and equipment. During fiscal 2002, there was an additional $23 million sale and leaseback recognised relating to this same transaction.

In June 2000, we entered into a sale and leaseback of certain communication plant totalling $463 million. As the sale and leaseback entered into was a finance lease, the gain on sale (which was not significant) was deferred and no sales revenue was recognised. Under the terms of the agreement, we prepaid all amounts due under the lease by offsetting them against the sale proceeds. As no cash flows resulted from this transaction it is not reported in the statement of cash flows.

Software assets (internal use software assets)

Our software assets include borrowing costs of $32 million (2001: $31 million, 2000: $23 million) which have been included in the cost of constructed assets.

(e) Financing facilities

Details of credit standby arrangements and loan facilities are shown in note 16.

(f) Acquisitions

On 12 December 2001, we increased our holding in our joint venture entity TelstraClear Limited (TelstraClear) (formerly TelstraSaturn Limited) by 8.4%. As a result, our 58.4% interest represents a controlling interest in this company. We have consequently ceased equity accounting and have consolidated the financial position, financial performance and cash flows of the TelstraClear Group from 1 December 2001.

Cash consideration for this acquisition was $40 million (NZD$50 million) for which we received an additional 52,500,000 shares in TelstraClear.

On 23 May 2002, we acquired 100% of the share capital in CitySearch Australia Pty Ltd (CitySearch). Cash consideration for this acquisition was $17 million.

Statement of Cash Flows (continued)

for the year ended 30 June 2002

Cash flow notes (continued)

(f) Acquisitions (continued)

The amount of cash, other assets and liabilities we acquired as a result of obtaining our increased interest in TelstraClear and our shareholding in CitySearch are as follows:

Acquisition of controlled entities	Year ended 30 June 2002 $m
Consideration for acquisition	
Cash	56
Costs of acquisition	1
	57
Fair value of assets and liabilities acquired by major class	
Net overdraft held on acquiring control	(5)
Receivables	64
Inventories	17
Property, plant and equipment	777
Identifiable intangible assets	249
Other assets	8
Payables	(55)
Borrowings	(406)
Amounts owed to Telstra Corporation Ltd (a)	(367)
Provisions	(72)
Finance lease liability	(10)
Other liabilities	(80)
Fair value of net assets on gaining control	120
Outside equity interest relating to TelstraClear	(47)
Original 50% interest in fair value of TelstraClear's net assets prior to obtaining increased shareholding	(56)
Net assets acquired	17
Goodwill on acquisition (b)	40
	57
Outflow of cash on acquisition	
Consideration for acquisition	(56)
Net overdraft held by TelstraClear on gaining control	(5)
Costs of acquisition	(1)
	(62)

(a) Included in our repayment of borrowings line in the statement of cash flows is a $367 million loan provided to TelstraClear. This funding was used to facilitate the purchase of the Clear Communications Limited Group.

(b) Included in our goodwill on acquisition is $31 million relating to TelstraClear. Goodwill recognised from the original acquisition of our 50% interest in TelstraClear was $49 million as at 1 December 2001. Upon acquisition of our additional 8.43% controlling interest, the total goodwill relating to TelstraClear was $80 million.

Regional Wireless Company

On 28 June 2002, we acquired an additional 40% interest in Joint Venture (Bermuda) No. 2 Limited (known as Regional Wireless Company or RWC) giving us 100% ownership of this company and its controlled entities. As consideration for this acquisition, PCCW redeemed the US$750 million convertible note and issued a new US$190 million mandatorily converting note. The fair value of consideration for this acquisition amounted to $992 million (refer to note 9 and note 23 for further details). As no cash was involved, this transaction is not reflected in our statement of cash flows. In addition, as we controlled RWC prior to this transaction, we were already consolidating their results, financial position and cash flows into the Telstra group. Refer to section (h) for information on the acquisition of our original 60% interest in RWC.

(g) Disposals and entities deconsolidated

During fiscal 2002, we deconsolidated our interests in Keycorp Limited (Keycorp) and Telstra Vishesh Communications Private Limited (Telstra VComm).

We signed a deed poll effective 28 June 2002, which gave up our rights to appoint a majority of the directors to the board of Keycorp. As a result, we no longer have the capacity to control the company and have deconsolidated its statement of financial position as at that date (refer to note 23 and 24 for further details). Refer to section (i) for information on the original acquisition of our interest in Keycorp.

On 13 May 2002, we sold our ordinary shareholding in Telstra VComm and acquired non voting preference shares for $11 million on the same date. As a result of this transaction, we no longer control this company and have deconsolidated its statement of financial position (refer to note 23 for further details).

Statement of Cash Flows (continued)

for the year ended 30 June 2002

Cash flow notes (continued)

(g) Disposals and entities deconsolidated (continued)

The cash, other assets and liabilities deconsolidated as a result of these transactions are as follows:

Assets and liabilities deconsolidated by major class	Year ended 30 June 2002 $m
Carrying amounts of assets and liabilities deconsolidated by major class	
Net overdrafts held on deconsolidation	(12)
Receivables	17
Inventories	24
Property, plant and equipment	11
Intangible assets	18
Other assets	1
Payables	(27)
Borrowings	(47)
Provisions	(3)
Net assets deconsolidated	(18)
Inflow of cash on deconsolidation	
Net overdrafts held	(12)

The inflow of cash relating to overdrafts held on deconsolidation have been offset against our payments for shares in controlled entities in the statement of cash flows.

During fiscal 2001 and fiscal 2000 we had the following significant acquisitions and disposals of businesses:

(h) Telstra's Asian Ventures

In fiscal 2001, we completed our strategic alliance with Pacific Century CyberWorks Limited (PCCW). Under these arrangements, the following acquisitions and disposals took place with effect from 1 February 2001:

- **Reach Ltd**

Reach Ltd (Reach) was formed through the combination of our international wholesale businesses and certain wholesale assets together with certain PCCW assets. In return for the businesses and assets we contributed, we received net cash of $680 million and a 50% equity interest recorded at $1,727 million, including capitalised acquisition costs. Reach operates as a provider of voice, data and internet connectivity services in the Asia Pacific region.

The businesses we contributed included the global wholesale division of Telstra Corporation Limited and a number of controlled entities as listed below:

Global wholesale divisions
- Global Connect (part thereof)
- Global Wholesale - Australian Point of Presence (PoP)
- Telstra Inc. (part thereof)

Controlled entities
- Telstra Global Networks Limited
- Telstra Japan KK
- Telstra Korea Limited
- Telstra Germany GmbH
- Telstra France SA
- Telstra Singapore Pte Ltd
- Telstra International (HK) Holdings Limited
- Telstra Wholesale Trading Inc.
- Telstra (UK) Limited
- Telstra Global Wholesale (NZ) Limited
- Telstra (Malaysia Holdings) Sdn. Bhd.
- Australian Network Company Pty Ltd

Statement of Cash Flows (continued)
for the year ended 30 June 2002

Cash flow notes (continued)

(h) Telstra's Asian Ventures (continued)

The carrying amounts of cash, other assets and liabilities contributed is presented in the following table:

Assets and liabilities contributed by major class	Year ended 30 June 2001 $m
Proceeds on disposal	
Cash	680
Issue of shares (excluding associated costs)	1,692
	2,372
Cash	64
Receivables	142
Property, plant and equipment	647
Other assets	87
Payables	(403)
Borrowings	(16)
Carrying amount of assets contributed	521
Other items	47
Other associated costs (including stamp duty)	100
Book value of businesses and controlled entities contributed to Reach and associated costs (note 3)	668
Net outflow of cash on contribution	(64)
Net inflow of cash as consideration	680
	616

Refer note 24 for further details on our investment in Reach.

• Joint Venture (Bermuda) No. 2 Limited

We acquired a 60% controlling interest in Joint Venture (Bermuda) No. 2 Limited (known as Regional Wireless Company, or RWC). Consideration for this acquisition totalled $3,085 million (including capitalised acquisition costs). RWC operates as a provider of wireless connectivity services in the Asia Pacific region.

The fair value of cash, other assets and liabilities we acquired as a result of the acquisition is presented in the following table:

Assets and liabilities acquired by major class	Year ended 30 June 2001 $m
Cash	40
Receivables	50
Inventories	14
Property, plant and equipment	430
Identifiable intangible assets	759
Other assets	49
Payables	(198)
Provisions	(103)
Fair value of net assets acquired	1,041
Telstra share of fair value of net assets acquired	625
Goodwill on acquisition	1,461
Write off of acquisition costs	999
	3,085
Inflow of cash on acquisition	40
Outflow of cash on acquisition	3,085

Refer note 23 for further details on our investment in RWC.

(i) Other acquisitions of businesses

During fiscal 2001, we acquired a 50.9% controlling interest in Keycorp Limited (Keycorp). As consideration, we sold our EFTPOS payments carriage, installation and maintenance business to Keycorp for $426 million.

The amount of cash, other assets and liabilities we acquired as a result of obtaining our interest in Keycorp are presented in the following table.

Statement of Cash Flows (continued)

for the year ended 30 June 2002

Cash flow notes (continued)

(i) Other acquisitions of businesses (continued)

Acquisition of controlled entities and businesses	Year ended 30 June 2001 $m
Consideration for acquisition	
Sale of EFTPOS payments carriage, installation and maintenance business	426
Costs of acquisition	12
	438
Less elimination of goodwill (intercompany transaction)	426
	12
Outside equity interest (49.1%)	17
	29
Fair value of assets and liabilities acquired by major class	
Cash held by Keycorp on acquisition	1
Receivables	40
Inventories	29
Investments	20
Property, plant and equipment	5
Identifiable intangible assets	19
Other assets	7
Payables	(37)
Borrowings	(47)
Provisions	(3)
Fair value of net assets acquired	34
Less discount on acquisition	5
	29
Inflow of cash on acquisition	
Cash held by Keycorp on acquisition	1

There were no significant acquisitions of businesses during fiscal 2000.

(j) Other disposals of businesses

In fiscal 2000, the cash, other assets and liabilities disposed of related to the sale of Telstra New Zealand and Netlink Limited (as a consolidated group), Modi Telstra Limited, Lawpoint Pty Ltd and the sale of assets to Xantic B.V. (formerly Station 12 B.V.) and are presented in the table below:

Disposal of controlled entities and businesses	Year ended 30 June 2000 $m
Proceeds on disposal	
Cash	27
Issue of shares	391
	418
Carrying amounts of assets and liabilities disposed of by major class	
Cash net of bank overdrafts held by the entities on disposal	27
Receivables	81
Investments	23
Property, plant and equipment	93
Intangible assets	20
Other assets	3
Payables	(50)
Borrowings	(12)
Provisions	(4)
Net assets disposed	181
Net inflow of cash on disposals	-

In fiscal 2000, we were involved in the following significant transactions that did not involve cash:

- on 6 April 2000, we sold Telstra New Zealand and its wholly owned controlled entity Netlink Limited in exchange for a 50% interest in the company then known as TelstraSaturn Limited. We received shares valued at A$195 million;
- on 17 May 2000, we sold our 60% interest in our controlled entity Lawpoint Pty Ltd for $26 million in exchange for shares in Solution 6 Holdings Limited; and
- on 15 May 2000, we sold our global satellite business with tangible assets of $75 million (including our investment in INMARSAT HOLDINGS PLC), to Xantic 12 B.V., a joint venture entity, in exchange for shares in Xantic 12 B.V. valued at $170 million (a 35% interest). Cash was not received for this sale and no cash was used to pay for the shares in Xantic 12 B.V..

Statement of Changes in Shareholders' Equity

for the year ended 30 June 2002

Telstra Group

		Reserves					
	Contributed equity (i) $m	Asset revaluation (ii) $m	Foreign currency translation (iii) $m	General (iv) $m	Retained profits $m	Outside equity interests $m	Total $m
Balance at 30 June 1999	6,433	57	(44)	1	3,809	38	10,294
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net loss)	-	-	-	-	-	(27)	(27)
- net profit/(loss)	-	-	-	-	3,677	(4)	3,673
- reduction in value of property, plant and equipment	-	(25)	-	-	-	-	(25)
- reserves recognised on equity accounting our interest in joint venture entities'	-	-	(9)	-	-	-	(9)
- adjustment on translation of non-Australian controlled entities' financial statements	-	-	12	-	-	-	12
- dividends (Note 7)	-	-	-	-	(2,316)	-	(2,316)
Balance at 30 June 2000	6,433	32	(41)	1	5,170	7	11,602
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net profit)	-	-	-	-	-	473	473
- net profit	-	-	-	-	4,058	3	4,061
- reserves recognised on equity accounting our interest in joint venture entities' and associates	-	-	(33)	3	-	-	(30)
- adjustment on translation of non-Australian controlled entities' financial statements	-	-	61	-	-	-	61
- transfer of foreign currency conversion reserve on sale of controlled entities	-	-	(12)	-	12	-	-
- dividends (Note 7)	-	-	-	-	(2,445)	-	(2,445)
Balance at 30 June 2001	6,433	32	(25)	4	6,795	483	13,722

(continued over page)

The notes following the financial statements form part of the financial report.

Statement of Changes in Shareholders' Equity (continued)

Telstra Group

	Contributed equity (i) $m	Reserves: Asset revaluation (ii) $m	Reserves: Foreign currency translation (iii) $m	Reserves: General (iv) $m	Reserves: Consolidation Fair Value $m	Retained profits $m	Outside equity interests $m	Total $m
Balance at 30 June 2001.	6,433	32	(25)	4	-	6,795	483	13,722
- change in outside equity interests capital, reserves and accumulated losses (apart from interests in net profit) . . .	-	-	-	-	-	-	(445)	(445)
- net profit/(loss).	-	-	-	-	-	3,661	(11)	3,650
- reserves recognised on equity accounting our interest in joint venture entities' and associates.	-	-	62	(21)	-	-	-	41
- adjustment on conversion of non-Australian controlled entities' financial statements	-	-	(87)	-	-	-	-	(87)
- dilution of outside equity interest on acquisition of controlled entity through additional share issue	-	-	-	-	-	29	(29)	-
- fair value adjustment on acquisition of controlling interest in joint venture entity	-	-	-	-	54	1	-	55
- transfer of foreign currency translation reserve on sale of controlled entities .	-	-	(5)	-	-	5	-	-
- dividends (Note 7)	-	-	-	-	-	(2,830)	-	(2,830)
Balance at 30 June 2002.	6,433	32	(55)	(17)	54	7,661	(2)	14,106
Balance at 30 June 2002 US$m	3,602	19	(31)	(10)	30	4,290	(1)	7,899

(i) Refer to note 18 for details of the Telstra Group's contributed equity.

(ii) The asset revaluation reserve was previously used to record revaluations in the value of non current assets. From 1 July 2000, as allowed under AASB 1041, "Revaluation of Non-Current Assets", we have deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount from 1 July 2000 must be made through the statement of financial performance (refer note 1.12).

As a consequence of implementing AASB 1041, we have also discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve is no longer able to be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.

(iii) The foreign currency translation reserve is used to record exchange differences arising from the conversion of our non-Australian operations' financial statements into Australian dollars. Conversion for operations where entities operate on their own are taken to the foreign currency translation reserve whilst conversion for those entities that operate with us are taken to the statement of financial performance (refer note 1.5). This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non-Australian investments.

The foreign currency translation reserve applicable to joint venture entities and associated entities is shown in note 24.

(iv) The general reserve represents our share of the capital reserve of joint venture entities and associated entities as a result of equity accounting. The amount of reserves applicable to these investments are shown in note 24.

Statement of Changes in Shareholders' Equity (continued)

for the year ended 30 June 2002

Telstra Entity

	Contributed equity (i) $m	Reserves: Asset revaluation (ii) $m	Retained profits $m	Total $m
Balance at 30 June 1999	6,433	302	3,559	10,294
- net profit	-	-	3,643	3,643
- reduction in value of property, plant and equipment	-	(25)	-	(25)
- dividends	-	-	(2,316)	(2,316)
Balance at 30 June 2000	6,433	277	4,886	11,596
- net profit	-	-	4,571	4,571
- dividends (Note 7)	-	-	(2,445)	(2,445)
Balance at 30 June 2001	6,433	277	7,012	13,722
- net profit	**-**	**-**	**2,725**	**2,725**
- dividends (Note 7)	**-**	**-**	**(2,830)**	**(2,830)**
Balance at 30 June 2002	**6,433**	**277**	**6,907**	**13,617**

(i) Refer to note 18 for details of the Telstra Entity's contributed equity.

(ii) The asset revaluation reserve was previously used to record revaluations in the value of non current assets. From 1 July 2000, as allowed under AASB 1041, "Revaluation of Non-Current Assets", we have deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount from 1 July 2000 must be made through the statement of financial performance (refer note 1.12).

As a consequence of implementing AASB 1041, we have also discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve is no longer able to be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.

Notes to the Financial Statements

1. Summary of accounting policies

In this financial report, we, us, our, Telstra and the Telstra Group - all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.

Our financial or fiscal year ends on 30 June. Unless we state differently, the following applies:

- year, fiscal year or financial year means the year ended 30 June;
- balance date means the date 30 June; and
- 2002 means fiscal 2002 and similarly for other fiscal years.

The main accounting policies we used in preparing the financial report of the Telstra Entity and the Telstra Group are listed below. These are presented to assist your understanding of the financial reports. These accounting policies are consistent with those adopted in previous periods, unless a change in accounting policy has been made and brought to your attention.

1.1 Basis of preparation of the financial report

This financial report is a general purpose financial report prepared in accordance with:

- the Australian Corporations Act 2001;
- Accounting Standards applicable in Australia;
- other authoritative pronouncements of the Australian Accounting Standards Board;
- Urgent Issues Group Consensus Views; and
- Australian generally accepted accounting principles (AGAAP).

This financial report is prepared in accordance with historical cost, except for some categories of investments which are equity accounted. Cost is the fair value of the consideration given in exchange for net assets.

We have prepared this financial report using Australian dollars. For convenience of our international readers we show some information in United States dollars and this is clearly highlighted.

In preparing this financial report, we have been required to make estimates and assumptions that affect:

- the reported amounts of assets and liabilities;
- the disclosure of contingent assets and liabilities; and
- revenues and expenses for the period.

Actual results could differ from those estimates.

Note 30 contains a reconciliation of the major differences between our financial report prepared under Australian generally accepted accounting principles (AGAAP) and those applicable under United States generally accepted accounting principles (USGAAP).

United States dollar conversions

This financial report has been prepared using Australian dollars (A$m). For the convenience of readers outside Australia we have converted our statement of financial performance, statement of financial position, statement of cash flows and United States generally accepted accounting principles disclosures from A$ to US$ for fiscal 2002.

These conversions appear under columns headed "US$m" and represent rounded millions of US dollars. The conversion has been made using the noon buying rate in New York City for cable transfers in non-US currencies. This rate is certified for custom purposes by the Federal Reserve Bank of New York. The rate on 30 June 2002 was A$1.00 = US$0.56.

These conversions are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

1.2 Change in accounting policies

There have been no accounting policy changes made during fiscal 2002.

The following accounting policy change occurred during fiscal 2001

Revenue recognition

It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP and, in cases where there is no conflict between the two, we ensure that we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.

The US Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101) had application to us for our USGAAP accounts from 1 July 2000.

SAB101 gives the SEC staff's interpretation of existing accounting principles on the timing of recognition of revenues and associated expenses in the financial statements. As the underlying accounting principles of revenue recognition are the same for both AGAAP and USGAAP, we have applied the more detailed SAB101 guidance to the timing of revenue recognition to both AGAAP and USGAAP financial statements. We accounted for the adoption of SAB101 as a change in accounting principle effective 1 July 2000.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.2 Change in accounting policies (continued)

The major revenue and associated expense items impacted were:

- basic access installation and connection fees for in place and new services;
- up-front mobile phone connection fees;
- commission revenue for our printed directories; and
- on line directories and voice services.

Installation and connection fees

Consistent with industry practice, certain installation and connection fees were previously recognised on connection of the service. Under SAB101, these installation and connection fee revenues are deferred and recognised over the average estimated customer contract life. For basic access installation and connections this is an average of five years. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Any costs in excess of the revenue deferred are recognised immediately.

Commission revenue for printed directories

Previously, commission revenue for printed directories earned for sale of directory advertising space was recognised on signing of the advertising agreements with customers, while the balance of the revenue was deferred until the directories were published. Under SAB101 we have deferred the recognition of all revenue earned for a directory until the directory is published.

On line directories and voice services

Previously, revenue for our on line directories and voice services was recognised when agreements for the service were made with the customer. Revenue for these services is now deferred over the life of the service agreements, which is on average one year.

Refer to note 3 for details on items recognised in our statement of financial performance as specific.

As a result of the change in revenue recognition accounting policy, our net profit for fiscal 2001 decreased as follows:

	Telstra Group Year ended 30 June 2001 $m
Sales revenue	
Cumulative impact of deferring revenue as at 30 June 2000	777
Deferral of additional revenues under new policy for year ended 30 June 2001	410
Part release of cumulative impact for the year ended 30 June 2001	(408)
Total sales revenue - specific impact	779
Direct cost of sales	
Cumulative impact of deferring expenses as at 30 June 2000	(573)
Deferral of additional expenses under new policy for year ended 30 June 2001	(191)
Part release of cumulative impact for the year ended 30 June 2001	204
Total direct cost of sales - specific impact	(560)
Reduction in profit before income tax expense	(219)
Income tax benefit at 34%	74
Reduction in net profit after tax for the year ended 30 June 2001	(145)

1.3 Recently issued accounting standards to be applied in Australia in future periods

The following new and revised Australian accounting standards will apply in future financial reports. We have also included discussion on the introduction of the new tax consolidation regime. The impact of these new standards has not yet been determined.

AASB 1012: "Foreign currency translation" is applicable for financial years beginning on or after 1 January 2002. The purpose of the revised AASB 1012 is to:

- specify methods of accounting for foreign currency transactions, including foreign currency hedging transactions;
- specify methods of translating the financial reports of foreign operations which reflect the underlying relationships between the entity and its foreign operations; and
- require the disclosure of information that will enable users to assess the significance to the entity of movements in exchange rates.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.3 Recently issued accounting standards to be applied in Australia in future periods (continued)

AASB 1020: "Income taxes" is applicable for financial years beginning on or after 1 July 2003. The revised standard introduces a fundamental shift in the method of accounting for income taxes. The new method is known as the balance sheet liability method, while the previous method was known as the income statement liability method.

The balance sheet method places emphasis upon the determination of tax assets and liabilities with income tax expense a residual of the process. In implementing the new method the revised standard:

- introduces new terminology;
- is formula based;
- defines tax assets and liabilities as the product of temporary differences that arise between the carrying amount and the tax base of items recognised in the statement of financial position; and
- increases the level of disclosures about income taxation.

AASB 1028: "Employee benefits" is applicable for financial years beginning on or after 1 July 2002. Previously, the standard contained only general recognition criteria applying to a broad range of employee benefits. The new standard contains, in addition to the general criteria, specific recognition requirements for wages and salaries (including non-monetary benefits), compensated absences, profit sharing and bonus plans, termination benefits and some post-employment benefits.

AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets" is applicable for financial years beginning on or after 1 July 2002. The standard deals with the recognition, measurement and presentation of provisions, contingent assets and contingent liabilities.

In general, the introduction of the standard will result in a tightening of the rules relating to the recognition of provisions, especially restructuring provisions, will only allow recognition of provisions for final dividends if the dividend is declared prior to balance date, and contains extensive disclosure requirements, including the disclosure of movements during the reporting period for each class of provision.

New Tax Consolidation Regime

The Government has released for public comment a revised exposure draft of legislation to allow wholly-owned groups to elect to be treated as a single consolidated entity for income tax purposes from 1 July 2002. The revised draft takes into account suggestions made by businesses to the previous draft released in December 2000.

When the new consolidation regime takes effect:

- a consolidated group will be able to elect to consolidate up until the time the group lodges its first consolidated income tax return at the end of the year;
- the head entity of a consolidatable group can choose for itself and all its eligible wholly-owned Australian subsidiaries to be treated as a consolidated group for income tax purposes. However, once the decision to consolidate is made it generally remains in effect until the head company ceases to be a head company;
- businesses will not have the option of continuing with the existing grouping provisions - they must consolidate if they want access to any form of single entity treatment;
- a consolidated group can be formed by a single, Australian-resident head company and all its eligible wholly-owned Australian subsidiaries. The subsidiaries may be companies, partnerships or trusts; and
- a foreign-owned group of Australian resident subsidiaries that does not have a single Australian-resident head company may be able to consolidate by forming a multiple entry consolidated (MEC) group.

Where a group decides to consolidate and is treated as a single entity for income tax purposes, the taxing of the group as a single tax entity will:

- allow pooling of losses and credits, which will simplify obligations and deliver cost savings for consolidated groups;
- eliminate many complex provisions applying to intra-group transactions; and
- reduce impediments to group restructuring, by allowing assets to be moved between group entities without triggering a capital gain or loss and without the need to meet formal roll-over requirements.

1.4 Principles of consolidation

Our consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the financial year and the consolidated results and cash flows for the financial year. The effect of all intergroup transactions and balances are removed in full from our consolidated financial report.

Where we do not control an entity for the whole year, results and cash flows for those entities are only included from the date on which control commences. Where there is loss of control of an entity, results and cash flows for the entity are included for the part of the reporting period during which control existed.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.4 Principles of consolidation (continued)

Our consolidated retained profits include controlled entities' retained profits/accumulated losses from the time they became a controlled entity until control ceases. Outside equity interests in the results and equity of controlled entities are shown separately in our consolidated statement of financial performance and consolidated statement of financial position.

The financial statements of controlled entities are prepared for the same reporting period as the Telstra Entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies.

An entity is considered to be a controlled entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Our controlled entities are listed in note 23.

Investments in associated entities and joint ventures are accounted for as set out in note 1.10.

1.5 Foreign currency translation

(a) Transactions

Foreign currency transactions are translated into Australian currency at market exchange rates applicable at the date of the transactions. Amounts payable or receivable in foreign currencies at balance date are converted into Australian currency at market exchange rates at balance date. Currency translation gains and losses are included in our net profit or loss for the year.

Where we enter into a hedge for a specific expenditure commitment or for the construction of a qualifying asset, currency translation gains and losses and hedging costs on forward foreign currency contracts are deferred and included with the expenditure commitment or cost of the asset.

Where we enter into a hedge for general expenditure commitments or for the construction of a non-qualifying asset, currency translation gains and losses are recorded in the statement of financial performance in the same period as the currency translation differences on the items covered by the hedge transactions. Costs on such contracts are amortised over the life of the hedge contract.

Premiums and discounts on forward exchange contracts arising at the time of entering into the hedge are deferred and amortised over the life of the contract and included in borrowing costs.

(b) Translation of financial reports of foreign operations

Non-Australian entities that operate with us

Where our non-Australian operations, either directly or indirectly, rely on us financially and operationally, their financial reports are converted to Australian dollars using a method known as the temporal method of accounting.

Under this method:

- monetary statement of financial position items such as cash and receivables are converted into Australian dollars using market exchange rates at balance date;
- non monetary statement of financial position items (including equity at the date of investment) are converted at market exchange rates applicable at the date of the transactions (or at the date of revaluation);
- statements of financial performance are converted into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions which are converted at the exchange rate that existed on the date of the transaction; and
- currency translation gains and losses are recorded in the statement of financial performance.

Non-Australian entities that operate on their own

Where our non-Australian operations operate independently of us both financially and operationally, their financial reports are converted to Australian dollars using the current rate method of accounting.

Under this method:

- assets and liabilities are converted into Australian dollars using market exchange rates at balance date;
- shareholders' equity at the date of investment is converted into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/losses) are converted at the exchange rates current at the dates of those movements;
- statements of financial performance are converted into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions which are converted at the exchange rate that existed on the date of the transaction; and
- currency translation gains and losses are recorded in the foreign currency translation reserve.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.6 Cash and cash equivalents (note 8)

Cash includes cash at bank and on hand, bank deposits, bills of exchange and commercial paper with an original maturity date not greater than three months.

Bank deposits (including those with an original maturity in excess of three months, which are classified as receivables) are recorded at amounts to be received and interest revenue is recognised on an effective yield to maturity basis.

Bills of exchange and commercial paper (including those with an original maturity in excess of three months, which are classified as receivables) are valued at amortised cost with interest revenue recognised on an effective yield to maturity basis.

Statement of cash flows discloses cash net of outstanding bank overdrafts. Bank overdrafts are shown in note 16.

1.7 Receivables (note 9)

Trade debtors are recorded at amounts to be received. A provision for doubtful debts is raised based on a general and specific review of outstanding amounts at balance date. Bad debts which have been specifically provided for in previous years are recorded against the provision for doubtful debts (the provision is reduced). In all other cases, bad debts are written off as an expense directly in the statement of financial performance.

Employee share loans are carried at the amount advanced to each employee, less after tax dividend repayments and loan repayments. The outstanding principal on these loans is mainly interest free. The current portion of the loan receivable is calculated using estimated loan repayments expected to be received from tax adjusted dividend payments and estimated loan repayments as a result of staff exiting the employee share plans described in note 19.

1.8 Inventories (note 10)

Our finished goods include goods available for sale, and material and spare parts to be used in constructing and maintaining the telecommunications network. We value inventories at the lower of cost and net realisable value.

We allocate cost to the majority of inventory items on hand at balance date using the weighted average cost basis. For the remaining quantities on hand, actual cost is used.

Current inventories are inventory items held for resale or items to be consumed into the telecommunications network within one year. Non current inventories are items which will be consumed into the telecommunications network after one year.

1.9 Construction contracts (note 10)

(a) Valuation

We record construction contracts in progress at cost (net of any provision for foreseeable losses) less progress billings where profits are yet to be recognised.

Cost includes:

- both variable and fixed costs directly related to specific contracts;
- amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and
- costs expected to be incurred under penalty clauses, warranty provisions and other variances.

Where a significant loss is estimated to be made on completion, a provision for foreseeable losses is brought to account and recorded against the gross amount of construction work in progress.

(b) Recognition of profit

Profit is recognised on an individual project basis using the percentage of completion method. The percentage of completion is calculated based on estimated costs of completion (refer to note 1.19(d)).

Profits are recognised when:

- the stage of contract completion can be reliably determined;
- costs to date can be clearly identified; and
- total contract revenues to be received and costs to complete can be reliably estimated.

(c) Disclosure

The construction work in progress balance is recorded in current inventories after deducting progress billings (refer note 10). Where progress billings exceed the balance of construction work in progress balance the net amount is shown as a current liability within other creditors.

1.10 Investments (note 11)

(a) Controlled entities

Our investments in controlled entities are valued at cost less any amount provided for permanent reduction in the investment value.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.10 Investments (note 11) (continued)

(b) Equity method of accounting

Our investments in joint venture entities and associated entities are accounted for using the equity method of accounting. Equity accounting adjustments are only recorded in the Telstra Group financial statements, except for partnerships, which are also recorded in the Telstra Entity financial statements. For the Telstra Entity we record equity accounted investments (other than partnerships) at cost less any amount provided for permanent reduction in the value of the investment.

For equity accounting we adjust the initial recorded amount of the investment for our share of:

- net profits or losses after tax since the date of investment;
- reserve movements since the date of investment;
- unrealised profits or losses and adjustments to asset values;
- notional goodwill amortisation;
- any dividends or distributions received; and
- deferred profit brought to account.

Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the statement of financial performance.

Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not start again until our share of profits and reserves exceeds the cumulative prior year share of losses and reserve reductions.

We also assess the recoverable amount of our equity accounted investments. Where the equity accounted amount of an investment has been reduced to recoverable amount, we only reverse reductions to the extent the new recoverable amount at balance date exceeds the carrying amount at that date.

Where we contribute or sell businesses or assets to a joint venture entity or associate in which we retain an ownership interest, a portion of the profit arising on contribution or sale is deferred. The amount deferred is determined with reference to our ownership percentage in the joint venture entity or associate. The deferred amount is released to the statement of financial performance through the equity accounted results over a period consistent with the utilisation of the underlying assets.

(c) Joint venture entities

A joint venture entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions.

(i) Joint venture entities that are partnerships

Our interest in partnerships is measured by applying the equity method of accounting in both the Telstra Group's and Telstra Entity's financial report. This involves adjusting the cost of the investment by our share of the partnership profit or loss. Our share of partnership profit or loss is calculated by multiplying the partnership profit or loss by our ownership interest and this amount is recorded in the statement of financial performance. Any goodwill that exists on acquisition of an interest in a partnership is amortised over the expected period of benefit. The amortisation is recorded in the share of joint venture profits and losses line in the statement of financial performance. This period is subject to a maximum of 20 years from the date of acquisition.

(ii) Joint venture entities that are not partnerships

The Telstra Entity uses the cost method of accounting for joint venture entities that are not partnerships and the Telstra Group records the equity accounted entries as described in note 1.10(b).

Any goodwill that exists on acquisition of an interest in a joint venture entity that is not a partnership is amortised over the expected period of benefit. The amortisation is recorded in the share of joint venture profits and losses line in the statement of financial performance. This period is subject to a maximum of 20 years from the date of acquisition.

(d) Joint venture operations

A joint venture operation means a contractual arrangement (that is not a joint venture entity) whereby two or more parties undertake an economic activity which is governed by joint control. This usually involves the shared use of assets. Joint control involves the contractually agreed sharing of control where two or more parties must consent to all major decisions. Where the investment is significant, we record assets and liabilities relating to our share in each asset and liability used in the joint venture operation (refer property, plant and equipment accounting policies note 1.12). We record expenses based on our percentage interest in the joint venture. We record revenue from the sale or use of our share of the output as described in our revenue policy (refer note 1.19).

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.10 Investments (note 11) (continued)

(e) Associated entities

Where we hold an interest in the equity of an entity and are able to apply significant influence to the decisions of the entity, that entity is an associated entity. The Telstra Entity uses the cost method of accounting for associated entities and the Telstra Group records the equity accounted entries as described in note 1.10(b).

Any goodwill that arises on acquisition of an interest in an associated entity is amortised over the expected period of benefit. The amortisation is included in the share of associates profits and losses line in the statement of financial performance. This period is subject to a maximum of 20 years from the date of acquisition.

(f) Satellite consortium investment

Until fiscal 2002, our investment in Intelsat Ltd was structured as the INTELSAT satellite consortium. Our interest in this consortium was recorded as an investment, originally made in US dollars. INTELSAT's value was based on our share of the net assets at balance date, converted to Australian currency at the exchange rate applicable at that date. Any gain or loss was taken to the statement of financial performance.

During fiscal 2002, the INTELSAT satellite consortium was incorporated, and the carrying value of the investment at the time was deemed to be the cost going forward. This investment is now classified as an other investment and recorded at cost less any amount provided for the permanent reduction in value (refer 1.10(g)).

The main activity of Intelsat Ltd (and the former INTELSAT satellite consortium) is the provision of satellite capacity to equity members and external customers.

(g) Listed securities and investments in other corporations

Listed securities and investments in other corporations are valued at cost less any amount provided for permanent reduction in their value.

For our disclosure, net fair values of investments are calculated on the following bases:

- for listed securities traded in an organised financial market we use the current quoted market bid price at balance date; and
- for investments in unlisted securities not traded in an organised financial market, we record these at cost. Where the investment cost is greater than its recoverable amount the investment value is reduced to recoverable amount. Fair value is determined by reference to the net assets of the unlisted security.

1.11 Recoverable amount of non current assets

Non current assets measured using the cost basis are not carried at an amount above their recoverable amount, and where carrying value exceeds this recoverable amount, assets are written down.

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. Where the carrying amount of a non current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. Any decrement in the carrying value is recognised as an expense in the statement of financial performance in the reporting period in which the recoverable amount write down occurs.

The expected net cash inflows included in determining recoverable amounts of non current assets are discounted to their present values using a market determined, risk adjusted, discount rate.

1.12 Property, plant and equipment (note 12)

(a) Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as described in note 1.12(c). The cost of our constructed property, plant and equipment includes:

- the cost of material and direct labour;
- an appropriate proportion of direct and indirect overheads; and
- borrowing costs up to the date the asset is installed ready for use.

Our weighted average capitalisation interest rate for borrowing costs for fiscal 2002 was 7.2% (2001: 7.9%; 2000: 8.4%). Interest revenue is not deducted in the calculation of borrowing costs included in the cost of constructed assets when those borrowings are not for a specific asset.

(b) Revaluation

We obtain valuations of all our land and buildings at least once every three years, or more frequently if necessary, to accord with the note disclosure requirements in AASB 1040 "Statement of Financial Position". From 1 July 2000, we applied AASB 1041 "Revaluation of Non-Current Assets" which has seen us discontinue our policy of revaluing our property, plant and equipment upwards. Any notional increase in book value as a result of the triennial valuation will therefore be disclosed in a note to the financial statements but not booked.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.12 Property, plant and equipment (note 12) (continued)

(b) Revaluation (continued)

As part of the application of AASB 1041, we have also elected to:

- apply the cost basis of recording property, plant and equipment in our financial statements; and
- deem all our revalued property, plant and equipment carrying amounts as at 30 June 2000 to be their cost going forward. This means that the asset revaluation reserve of $32 million is fixed as at 1 July 2000 and writedowns of previously revalued assets may no longer be made through the asset revaluation reserve.

We reduce the value of our property, plant and equipment to its recoverable amount where our carrying amount is greater than recoverable amount. Any writedown of this type is charged to the statement of financial performance.

The profit or loss on disposal of assets written down to recoverable amount is calculated as the difference between the carrying amount of the asset at the time of disposal, and the revenue received on disposal. This is included in the statement of financial performance in the year of disposal.

The effect of capital gains tax has not been taken into account in calculating the revalued amounts of property, plant and equipment.

(c) Depreciation and amortisation

Items of property, plant and equipment, including buildings and leasehold property, but excluding freehold land, are depreciated or amortised on a straight line basis over their estimated service lives to us. We start depreciating or amortising assets when they are installed and ready for use.

The service lives of our significant items of property, plant and equipment are listed as follows:

	Telstra Group	
	As at 30 June	
	2002	2001
Property, plant and equipment	Service life (years)	Service life (years)
Buildings - general purpose	55	55
- fitout	10 - 20	10 - 21
Communication assets		
Buildings - network	55	55
- fitout	10 - 20	15 - 25
Customer premises equipment	3 - 8	3 - 8
Transmission equipment	5 - 16	7 - 16
Switching equipment	3 - 10	3 - 10
Cables	8 - 25	9 - 25
Ducts and pipes - main cables	40	40
- distribution	30	30
Other communications plant	4 - 18	4 - 18
Other assets		
Leasehold plant and equipment	7 - 15	9
Other plant, equipment and motor vehicles	3 - 15	3 - 12

We apply a unit method of accounting to assets where it is practical and feasible and in line with commercial practice.

A group method of accounting is adopted for certain communication assets. Group assets are automatically removed from our financial statements on reaching the group life. Therefore, any individual asset may be physically retired before or after the group life is attained.

The service lives and residual values (where applicable) of all assets are reviewed each year.

Our major repairs and maintenance expenses relate to maintaining our exchange equipment and the customer access network (CAN). We charge the cost of repairs and maintenance, including the cost of replacing minor items, which are not substantial improvements, to operating expenses.

1.13 Leased plant and equipment (note 12)

We account for leases in accordance with Accounting Standard AASB 1008 "Leases". We distinguish between finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases under which the lessor effectively retains all such risks and benefits.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.13 Leased plant and equipment (note 12) (continued)

Where we acquire non current assets by using a finance lease, the present value of future minimum lease payments are disclosed as equipment under finance lease at the beginning of the lease term. Capitalised lease payments are amortised on a straight line basis over the shorter of the lease term or the expected useful life of the assets. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred. Operating lease rental expense is disclosed in note 3.

Where we lease properties, costs of improvements to these properties are capitalised and are disclosed as leasehold improvements and amortised over the shorter of the useful life of the improvements or the term of the lease.

1.14 Intangible assets (note 13)

Intangible assets are assets that have value but do not have physical characteristics.

(a) Goodwill

When we pay an amount greater than the fair value of the identifiable net assets of an entity, this excess is recorded as goodwill. We calculate the amount of goodwill at the date of purchasing our ownership interest in the entity.

For the purchase of a controlled entity, the amount of goodwill is recorded in intangible assets. Goodwill is amortised on a straight line basis over the period of expected benefit. This period is subject to a maximum of 20 years from the date of gaining control. The carrying amount of goodwill is reviewed annually and adjusted to the extent that future benefits are not considered probable. The weighted average goodwill amortisation period for fiscal 2002 was 19 years (2001: 19 years).

We continually assess whether changes have occurred that would require revision of the remaining estimated useful life of goodwill, or whether changes will render the goodwill not recoverable. If such circumstances arise, the recoverable amount of goodwill is determined based on estimates on the discounted value of expected future cash flows of the business. Market interest rates and discount rates are considered when calculating discounted cashflows.

We also calculate goodwill when we acquire joint venture entities and associated entities. However, for these entities the goodwill amount is included as part of the cost of the investment and not shown separately as intangible assets. The amortisation of this goodwill is shown as part of the share of net profit/(loss) of associates and joint venture entities line in the statement of financial performance. Refer to note 1.10 for information regarding goodwill for associates and joint venture entities.

(b) Identifiable intangible assets

Identifiable intangible assets include patents, trademarks and licences (including network and business software and spectrum licences), brandnames and customer bases. Where the costs spent on such assets have a benefit or relationship to more than one accounting period, these costs are deferred and amortised on a straight line basis over the period of expected benefit, which averages 13 years for fiscal 2002 (2001: 12 years). The recoverable amounts of identifiable intangible assets are reviewed annually and the carrying amount is adjusted down where considered necessary.

1.15 Other assets (note 14)

(a) Research and development costs

Research and development costs are recorded as an expense as incurred unless future economic benefits are attainable from the expenditure, in which case they are capitalised.

(b) Deferred mobile handset subsidies

Where mobile handsets are sold as part of service contracts lasting two years or greater, the cost of any associated subsidy is deferred and written off over the term of the contract. The provision of any subsidy is considered a cost of entering into the contract with the customer, and the expense is recognised over the life of the contract, consistent with the timing of revenue earned.

(c) Deferred expenditure

Deferred expenditure mainly includes upfront payments for basic access installation and connection fees for in place and new services, and loan flotation costs.

Significant items of expenditure:

- are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity; and
- cannot be deferred if they only relate to revenue which has already been recorded.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.15 Other assets (note 14) (continued)

(c) Deferred expenditure (continued)

We amortise deferred expenditure over the average period in which the related benefits are expected to be realised. This period is a weighted average of 5 years for fiscal 2002 (2001: 5 years). Each year we also review expenditure deferred in previous periods to determine the amount (if any) that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance.

(d) Software assets developed for internal use

We record direct costs associated with the development of network and business software for internal use as software assets. These amounts are recorded as software assets where project success is regarded as probable.

Costs included in software assets developed for internal use are:

- external direct costs of materials and services consumed;
- payroll and direct payroll-related costs for employees (including contractors) directly associated with the project; and
- borrowing costs incurred while developing the software.

Software assets developed for internal use are amortised on a straight line basis over their useful lives to us, generally 5 years (2001: 5 years). Amortisation starts once the software is ready for use.

1.16 Payables (note 15)

Accounts payable, including accruals, are recorded when we are required to make future payments as a result of a purchase of assets or services.

1.17 Interest-bearing liabilities (note 16)

Bills of exchange and commercial paper are recorded as borrowings when issued at the amount of the net proceeds received. They are carried at amortised cost until the liabilities are fully settled. Interest is recorded as an expense on a yield to maturity basis.

Bank loans are carried at cost.

Telstra bonds are carried at cost or adjusted cost. Adjusted cost is the face value of debt adjusted for any unamortised premium or discount. Interest is calculated on a yield to maturity basis. Bonds repurchased are cancelled against the original liability and any gains or losses are recorded in the statement of financial performance as borrowing costs.

Other loans are carried at cost or adjusted cost. Discounts and premiums are amortised on a straight line basis over the period to maturity. Interest is calculated on a yield to maturity basis. Amounts denominated in foreign currency are revalued daily. Any exchange gains or losses are taken to the statement of financial performance.

Other loans include Australian dollar loans and foreign currency loans. They also include the net (receivable)/payable on currency swaps entered into to hedge these borrowings. A description of the objectives and significant terms and conditions relating to cross currency swaps used to hedge the foreign currency loans is detailed in note 29.

1.18 Provisions (note 17)

Provisions are recognised when the group has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events and a reliable estimate can be made of the amount of the obligation.

(a) Employee entitlements

We accrue liabilities for employee entitlements to wages and salaries, annual leave and other current employee entitlements at actual amounts to be paid. These are calculated on the basis of current wage and salary rates and include related on costs.

Telstra Entity employees who have been employed by the Telstra Entity for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in other employee entitlements.

We accrue liabilities for other employee entitlements not expected to be paid or settled within twelve months of balance date at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of ten years. For fiscal 2002, this rate was 4.0% (2001: 4.0%). We calculate present values using appropriate rates based on government guaranteed securities with similar due dates to our liabilities. The weighted average discount rate (before tax) used for fiscal 2002 was 6.0% (2001: 6.0%).

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.18 Provisions (note 17) (continued)

(b) Workers' compensation

The Telstra Entity and certain controlled entities self insure their workers' compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates (refer note 1.18(a)). The majority of our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers' compensation liabilities.

1.19 Revenue (note 2)

Sales revenue

Our categories of sales revenue listed in note 2 are recorded after deducting sales returns, trade allowances, duties and taxes. Refer to note 1.2 for details of changes in our revenue recognition policies in fiscal 2001.

(a) Delivery of services

Revenue from the provision of our telecommunications services includes:

- access to retail and wholesale fixed and mobile networks;
- telephone calls; and
- other services and facilities provided such as internet and data.

We record revenue earned from:

- providing access to the network over the period of access provided;
- telephone calls on completion of the call; and
- other services generally at completion, or over the period of service provided.

Installation and connection fee revenues are deferred and recognised over the average estimated customer contract life. For basic access installation and connections this is an average of five years. For mobile phone connections, this is an average of two years. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Any costs in excess of the revenue deferred are recognised immediately.

(b) Sale of goods

Our revenue from the sale of goods includes revenue from the sale of customer equipment and similar goods. This revenue is recorded on delivery of the goods sold.

(c) Rent of network facilities

We earn rent mainly from the rent of dedicated lines, customer equipment, property, plant and equipment and other facilities. The revenue is recorded on an accrual basis over the rental period.

(d) Construction contracts

We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract (refer note 1.9 for further information).

(e) Directory services

All of our Yellow Pages® directory advertising revenue is recognised on publication of the directories. We consider our directories published when they have been delivered to greater than 60% of the market. Revenue from online directories and voice services is deferred over the life of service agreements, which is on average one year.

Other revenue

(f) Dividend revenue

We record dividend revenue in the statement of financial performance from the following entities when declared by them:

- controlled entities;
- joint venture entities and associated entities (when received by the Telstra Entity); and
- listed investments and other investments.

We record distributions from trusts when the distribution is receivable.

For our consolidated financial statements, dividends and distributions received from joint venture entities and associated entities are recorded as a reduction of the balance in the investment account and not as dividend revenue of the Telstra Group.

(g) Revenue from the sale of non current assets

Revenue from the sale of our non current assets is recorded when all conditions required to complete the sale have been settled and finalised.

(h) Interest revenue

We record interest revenue on an accruals basis. For financial assets, interest revenue is determined by the effective yield on the instrument (total return).

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.19 Revenue (note 2) (continued)

Other revenue (continued)

(i) Share of net profits/(losses) of associates and joint venture entities

We record our share of the net profits/(losses) of associates and joint venture entities by taking up the profit/(loss) after tax multiplied by our ownership interest after adjusting for:

- amortisation of goodwill;
- deferral and subsequent reversal of unrealised profits after tax arising from transactions and the sale of assets from us to our associates; and
- deferral and subsequent reversal of unrealised profits after tax arising from trading and the sale of assets from our associates to us.

Where:

- we trade with our associates or joint venture entities or they trade with us; and
- either party records the amount traded as an asset in the statement of financial position; then
- the net profit amount that is recorded in the statement of financial performance is removed to the extent of our ownership percentage in the associate or joint venture entity.

Revenue received in advance

Revenue received in advance consists mainly of revenue from providing access to the fixed and mobile network and directories advertising revenue. This revenue is initially recorded as a liability and then transferred to earned revenue in line with the revenue policies described above.

Accrued revenue

Accrued revenue represents revenue earned that has not been billed to the customer. This revenue is recorded in accordance with the revenue policies described above.

1.20 Taxation (note 4)

Income Tax

We apply tax-effect accounting using the liability method to calculate income tax. Income tax is calculated on accounting profit after allowing for permanent differences and is recorded as an expense.

Permanent differences are:

- items of revenue or expense that are included in taxable income but will never be included in accounting profit; or
- items of revenue and expense that are included in accounting profit but will never be included in taxable income.

To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)

We record our revenue, expenses and assets net of any applicable goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.

Receivables and payables balances include GST where we have either included GST in our price charged to customers or a supplier has included GST in their price charged to us. The net amount of GST due, but not paid, to the ATO is included under payables.

We do not include any estimate for GST in either accrued revenue or accrued expense balances. Our accruals refer to a combination of items some of which will be supported by the issue or receipt of a tax invoice at a later time depending on the nature of the item. In general, no tax invoice has been received or issued at the time the accrual is recorded.

To accord with Urgent Issues Group Abstract 31 - Accounting for Goods and Services Tax (GST), which requires cash flows on a gross basis, we have completed our cash flow statement in the following manner:

- we have derived from our accounting records the amounts which we have shown in our statement of financial performance and statement of financial position, which are on a net GST basis where the GST is recoverable from the ATO; and
- we have estimated the amount of GST that is required to be added to various line items in the cash flow statement by reference to our business activity statements prepared for the ATO.

Our commitments are recorded net of GST, except where there is non-recoverable GST (refer note 20).

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.21 Earnings per share (note 6)

Basic earnings per share

Basic earnings per share (EPS) is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share

Where an entity has on issue potential ordinary shares which are dilutive, diluted EPS must be calculated. As we do not have any ordinary shares which are considered dilutive, diluted EPS is the same as basic EPS.

1.22 Superannuation (note 22)

Defined benefit funds

For funding purposes actuarial valuations are required to be performed at least every three years. In prior years, if there has been a shortfall in the net market value of scheme assets when compared to members' vested entitlements, we have provided for the amount to the extent that a present obligation exists to rectify the financial position of the schemes.

Accumulation schemes

Our commitment to accumulation type benefits is limited to making the contributions specified in the trust deed.

All superannuation schemes

Contributions to employee superannuation schemes are recorded as an expense in the statement of financial performance as the contributions become payable.

1.23 Employee share plans (note 19)

We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). We do not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf. As a result, we do not consolidate the operations of the trust into the Telstra Group.

Telstra incurs expenses on behalf of both the TESOP97 and the TESOP99. These expenses are in relation to administration costs of the trusts and are recorded in the statement of financial performance as incurred.

Telstra is precluded from issuing options that gives rise to the issue of new shares by the Telstra Act. The Telstra Growthshare Trust was established to allocate options, restricted shares, performance rights, directshares and ownshares. Options and restricted shares are subject to performance hurdles.

We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust (Growthshare). We do not control or significantly influence the trust as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf.

An option, restricted share or performance right represents a right to acquire a share in Telstra. Telstra provides loans to the trustee to enable it to purchase shares on market to underpin options issued. When exercised, the executive pays for the shares at the exercise price and the loan is repaid to us. On the basis that the loan is fully repaid by the executive, there is no expense associated with the allocation of options. Telstra receives interest on the loans to the trust.

Restricted shares are recorded as an expense to Telstra when we provide funding to the trust to purchase the shares. The expense recorded in the statement of financial performance represents the market price of the shares at the time of purchase on market.

Directshare enables non-executive directors to receive up to 20% of their fees in Telstra shares. Ownshare enables eligible employees to be provided part of their remuneration in Telstra shares. Telstra purchases shares to meet the requirements of directshare and ownshare and expenses these costs as part of the participant's remuneration.

We have also provided funding to the trustee to enable it to meet its other obligations under the trust deed.

1.24 Derivative financial instruments (note 29)

Gains and losses on derivatives are accounted for on the same basis as the underlying physical transactions. Therefore, hedge gains and losses are recorded in the statement of financial performance when the gains or losses arising from the related physical exposures are recorded in the statement of financial performance.

The foreign exchange gains and losses on the principal value of the cross currency swaps are recorded in the statement of financial performance using the spot rate which offsets the foreign exchange gains and losses recorded on the underlying hedged transaction.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.24 Derivative financial instruments (note 29) (continued)

We account for our interest rate swaps and cross currency swaps that hedge an underlying physical exposure using the accrual method of accounting.

Interest receivable and payable under the terms of the interest rate swaps and cross currency swaps are accrued over the period to which the payments or receipts relate. The interest receivable and payable under the swaps is recorded as part of our borrowing costs. Changes to the underlying market value of the remaining interest rate swap and cross currency swap payments and receipts are not recorded in the financial statements.

Gains and losses on futures contracts are deferred and amortised over the life of the underlying hedged asset or liability.

Forward foreign exchange contracts are accounted for as outlined in note 1.5(a). Gains and losses on forward foreign exchange contracts intended to hedge anticipated future transactions are deferred and recognised when the anticipated future transaction occurs.

Net fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated at prices based on amounts quoted on Reuters to close out existing contracts (both favourable and unfavourable). Net fair values of interest rate futures are determined at a price equal to the mid point between the last bid and the last offer price quoted on the Sydney Futures Exchange at 30 June.

1.25 Insurance

We specifically carry the following types of insurance:

- property;
- travel/personal accident;
- third party liability;
- directors' and officers' liability;
- company reimbursement; and
- other insurance from time to time.

For risks not covered by insurance, any losses are charged to the statement of financial performance in the year in which the loss is reported.

The Telstra Entity and certain controlled entities are self insured for workers' compensation. Further details are provided in note 1.18(b).

1.26 Further clarification of terminology used in our statement of financial performance

Under the requirements of the revised AASB 1018: "Statement of Financial Performance" we must classify all of our expenses (apart from any borrowing costs and shares of net losses of associates and joint venture entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.

Our direct cost of sales includes the cost of the purchase of goods held for sale and the purchase cost of mobile handsets from third party suppliers. This cost does not include any indirect costs and therefore is not identical to the functional expense category of "cost of sales".

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. It is used as a measure of financial performance by excluding certain variables that affect our net profit but may not directly relate to all financial aspects of the operations of the company. EBITDA is not a measure of operating income, performance or liquidity under AGAAP or USGAAP and may be calculated differently by other companies.

Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA but takes into account the effect of depreciation and amortisation.

When a specific revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining our financial performance for the reporting period, its nature and amount have been disclosed separately in note 3. For comparative purposes, amounts classified as unusual in fiscal 2001 have been restated as specific in accordance with the format of the current year financial statements.

1.27 Rounding

All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m or A$m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998 and issued under section 341(1) of the Corporations Act 2001.

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.28 Comparative figures

Where necessary, we adjust comparative figures to align with changes in presentation in the current year. The presentation of our statement of financial performance has changed due to the first time application of the revised AASB 1018: "Statement of Financial Performance".

The Australian Accounting Standards Board amended AASB 1018 with certain changes proposed in Exposure Draft 105 "Amendments to AASB 1018/AAS1". The amended AASB 1018 is applicable to years ending on or after 30 June 2002 and was adopted in the preparation of this financial report.

The main amendments to AASB 1018 were to:

- improve and clarify the requirements relating to the face of the statement of financial performance; and
- clarify the required disclosures of expenses.

The revised standard clarified our ability to include the subtotals of earnings before interest and income tax expense (EBIT) and earnings before interest, income tax expense, depreciation and amortisation (EBITDA) in our statement of financial performance and also resulted in changes to the presentation of certain revenue and expense items from the previous year (refer note 1.26).

Notes to the Financial Statements (continued)

	Note	Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
		2002	2001	2000	2002	2001
		$m	$m	$m	$m	$m
2. Revenue						
Our revenue from ordinary operating activities (including specific items) is made up of revenue from the following activities:						
Sales revenue (i)						
Delivery of services (1.19(a))	3(c)	14,239	13,721	14,084	12,780	13,064
Sale of goods (1.19(b))		441	417	371	262	245
Rent of network facilities (1.19(c))		4,111	3,420	2,804	4,126	3,438
Construction contracts (1.19(d))	3(c)	278	212	997	274	213
Directory services (1.19(e))		1,127	909	1,087	775	741
		20,196	18,679	19,343	18,217	17,701
Other revenue (excluding interest revenue)						
Dividend revenue (1.19(f))						
- controlled entities	27	-	-	-	-	23
- other entities		1	16	12	1	16
		1	16	12	1	39
Revenue from the sale of non current assets (1.19(g))						
- property, plant and equipment		246	288	243	241	287
- investments in controlled entities	3(c)	-	120	248	-	4
- investments in joint venture entities		-	5	-	-	-
- investments in associated entities		-	-	25	-	-
- investments in listed securities and other corporations	3(c)	22	603	177	5	-
- patents, trademarks and licences		1	14	-	-	14
- businesses	3(c)	33	2,273	149	29	2,682
		302	3,303	842	275	2,987
Other sources of revenue						
Rent from property and motor vehicles (1.19(c))		44	39	61	44	39
Writeback of Telstra Superannuation Scheme additional contribution liability	3(c)	-	725	-	-	725
Other revenue		259	221	247	167	153
		303	985	308	211	917
		606	4,304	1,162	487	3,943
Revenue from ordinary activities (excluding interest revenue)		20,802	22,983	20,505	18,704	21,644
Interest revenue (1.19(h))						
- controlled entities	27	-	-	-	67	97
- joint ventures and associated entities	27	2	2	2	2	2
- other entities		124	101	60	114	95
		126	103	62	183	194
Total revenue from ordinary activities		20,928	23,086	20,567	18,887	21,838

(i) During an update of our internal reporting systems, we have reviewed the classification of our revenue categories, resulting in some reallocation between categories. As a result of the reallocation in the current year, we have changed the comparative data presented to ensure consistency of presentation. This reallocation has not effected total revenue recorded.

Notes to the Financial Statements (continued)

	Note	Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
		2002	2001	2000	2002	2001
		$m	$m	$m	$m	$m
3. Profit from ordinary activities						
(a) Our profit before income tax expense (including specific items) has been calculated after charging/(crediting) the following items:						
Labour						
Included in our labour expenses are the following:						
Ownership based remuneration schemes		**9**	5	3	**9**	5
Employee redundancy		**289**	44	38	**130**	40
Movement in provisions - increase/(decrease):						
- workers' compensation		**(16)**	(21)	(8)	**(16)**	(21)
- other employee entitlements		**(5)**	(15)	24	**(5)**	(15)
Direct cost of sales						
Included in our direct cost of sales and relating to sale of goods is:						
Cost of goods sold		**620**	555	475	**304**	325
Other expenses						
Net book value of assets we have sold:						
- property, plant and equipment		**250**	281	217	**246**	277
- investments in controlled entities	3(c)	**(3)**	116	151	**-**	21
- investments in joint venture entities		**-**	3	-	**-**	-
- investments in listed securities and other corporations	3(c)	**27**	337	44	**4**	-
- patents, trademarks and licences		**-**	6	-	**-**	3
- businesses	3(c)	**33**	1,421	91	**29**	552
		307	2,164	503	**279**	853
Rental expense on operating leases		**597**	496	403	**440**	403
Bad debts written off - trade debtors		**185**	159	191	**186**	142
Movement in provisions - increase/(decrease):						
- doubtful debts - trade debtors		**28**	(9)	-	**-**	(11)
- reduction in value of inventories (finished goods)		**1**	(21)	(6)	**2**	(21)
- reduction in value of investments	3(c)	**26**	1,065	39	**445**	2,176
- reduction in value of convertible note issued by PCCW		**96**	-	-	**96**	-
- reduction in value of amounts owed by controlled entities		**-**	-	-	**830**	-
- reduction in value of capitalised software		**-**	31	-	**-**	31
- other provisions		**-**	-	(19)	**-**	-
Net foreign currency conversion losses/(gains) (1.5)		**17**	(25)	(8)	**6**	(18)
Auditors' fees	3(b)	**5**	4	4	**4**	3
Service contracts and other agreements		**1,354**	1,334	1,285	**1,373**	1,302
Marketing		**284**	308	333	**218**	257
General and administration		**776**	827	856	**581**	689
Other operating expenses		**356**	378	440	**595**	735
		4,032	6,711	4,021	**5,055**	6,541

Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

(a) Our profit before income tax expense (including specific items) has been calculated after charging/(crediting) the following items: (continued)

	Note	Telstra Group Year ended 30 June 2002 $m	2001 $m	2000 $m	Telstra Entity Year ended 30 June 2002 $m	2001 $m
Depreciation and amortisation						
Depreciation of:						
- general purpose buildings	12	**45**	41	43	**42**	41
- communication assets	12	**2,452**	2,205	2,081	**2,209**	2,079
- other plant, equipment and motor vehicles	12	**115**	156	233	**85**	140
		2,612	2,402	2,357	**2,336**	2,260
Amortisation of:						
- equipment under finance lease	12	**2**	8	12	**-**	5
- leasehold improvements	12	**39**	15	15	**37**	14
- goodwill		**87**	43	20	**1**	-
- patents, trademarks and licences		**40**	55	42	**26**	43
- brandnames		**12**	5	-	**-**	-
- customer bases		**86**	34	-	**-**	-
- deferred expenditure		**1**	12	7	**1**	4
- software assets		**388**	297	193	**381**	292
		655	469	289	**446**	358
		3,267	2,871	2,646	**2,782**	2,618
Borrowing costs						
- controlled entities	27	**-**	-	-	**58**	66
- other entities		**1,009**	875	754	**970**	857
- finance charges relating to finance leases		**2**	2	1	**-**	-
		1,011	877	755	**1,028**	923
- borrowing costs included in the cost of constructed assets		**(115)**	(108)	(125)	**(115)**	(108)
		896	769	630	**913**	815
Other disclosures						
Research and development expenses (before crediting any grants) (1.15(a))		**28**	29	29	**27**	28
Net (profit)/loss we have made on the sale of:						
- property, plant and equipment		**4**	(7)	(26)	**4**	(10)
- investments in controlled entities	3(c)	**(3)**	(4)	(97)	**-**	17
- investments in joint venture entities		**-**	(2)	-	**-**	-
- investments in associated entities		**-**	-	(25)	**-**	-
- investments in listed securities and other corporations	3(c)	**5**	(266)	(133)	**(1)**	-
- patents, trademarks and licences		**(1)**	(8)	-	**-**	(11)
- businesses	3(c)	**-**	(852)	(58)	**-**	(2,130)
		5	(1,139)	(339)	**3**	(2,134)

Notes to the Financial Statements (continued)

	Telstra Group			Telstra Entity	
	Year ended 30 June			Year ended 30 June	
	2002	2001	2000	**2002**	2001
	$m	$m	$m	**$m**	$m

3. Profit from ordinary activities (continued)

(b) Auditors' fees

The Australian statutory auditor of the Telstra Entity has charged the following amounts for:

	Telstra Group 2002 $m	2001 $m	2000 $m	Telstra Entity 2002 $m	2001 $m
Auditing and reviewing the financial reports (a)	**3.753**	3.257	3.208	**3.207**	3.347
Other services (a)	**-**	0.101	0.268	**-**	-
Auditors other than the Australian statutory auditor have charged the following amounts for:					
Auditing and reviewing the financial reports	**1.553**	1.041	0.915	**0.591**	-
Total auditors' fees	**5.306**	4.399	4.391	**3.798**	3.347
In addition to auditing and assurance activities, other services have been provided by EY in their own right as follows:					
Other services (a) (b)	**5.714**	4.820	12.936		

(a) Our Australian statutory auditor is the Australian National Audit Office (ANAO). The audit and other services provided by the ANAO have been subcontracted to Ernst & Young (EY) from fiscal 2000.

We have processes in place to maintain the independence of the external auditor, including the level of expenditure on other services. Fees earned by EY for non assurance work are capped at a maximum of 1.5 times the base audit and assurance fees. In addition to the establishment of this cap, there is a requirement for the Director of Finance to approve all proposals involving the provision of services by EY. As part of the approval process, an assessment is made by the Director of Finance on the appropriateness of the services from an independence stand point. Monthly meetings are held with EY to monitor the process.

EY also has specific internal processes in place to ensure auditor independence.

(b) Of the fiscal 2000 amount, $1.724 million related to contracts awarded prior to the EY appointment as ANAO sub-contractor.

Notes to the Financial Statements (continued)

	Telstra Group			Telstra Entity	
	Year ended 30 June			Year ended 30 June	
	2002	2001	2000	2002	2001
	$m	$m	$m	$m	$m

3. Profit from ordinary activities (continued)

(c) Specific items

The following items form part of the ordinary operations of our business but are considered specific due to their nature and amount.

Our net profit has been calculated after charging/(crediting) specific revenue and expense items from our ordinary activities as follows:

		2002	2001	2000	2002	2001
Specific revenue items:						
Sales revenue						
- revenue recognition accounting policy change (i)		-	779	-	-	589
- revenue from JORN contract (v)		-	-	(734)	-	-
			779	(734)	-	589
Other revenue (excluding interest revenue)						
- sale of global wholesale business and controlled entities to Reach Ltd (ii)		-	(2,372)	-	-	(2,256)
- writeback of Telstra Superannuation Scheme additional contribution liability (iii)		-	(725)	-	-	(725)
- sale of our investment in Computershare Limited (iv)		-	(546)	-	-	-
		-	(3,643)	-	-	(2,981)
Total specific revenue items		-	(2,864)	(734)	-	(2,392)
Specific expense items:						
Labour						
- redundancy and restructuring provision (vi)		-	-	572	-	-
		-	-	572	-	-
Direct cost of sales						
- revenue recognition accounting policy change (i)		-	(560)	-	-	(560)
- expenses in performing obligations under JORN contract (v)		-	-	734	-	-
		-	(560)	734	-	(560)
Other expenses						
- book value of our global wholesale business and controlled entities sold to Reach Ltd (ii)		-	668	-	-	552
- deferral of unrealised profit arising on sale of businesses and controlled entities to Reach Ltd (ii)		-	852	-	-	-
- book value on sale of our investment in Computershare Limited (iv)		-	301	-	-	-
- writeoff of RWC acquisition costs (ii)		-	999	-	-	999
- provision raised for amounts owed by controlled entities	27	-	-	-	855	-
		-	2,820	-	855	1,551
Total specific expense items		-	2,260	1,306	855	991
Net specific items		-	(604)	572	855	(1,401)
Income tax expense/(benefit)		-	209	(206)	-	237
Net specific items after income tax expense		-	(395)	366	855	(1,164)

Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

(c) Specific items (continued)

Refer to note 27 for information regarding the specific item in the Telstra Entity that was recognised during fiscal 2002. There were no other specific items recorded for the year ending 30 June 2002.

During fiscal 2001, we recognised the following transactions as specific:

(i) Revenue recognition

Refer to note 1.2 for specific item resulting from change in accounting policy.

(ii) Asian Ventures

As detailed in the accompanying notes to our statement of cash flows, on 7 February 2001 we completed our strategic alliance with PCCW. Under these arrangements, the following specific items have been recognised in the statement of financial performance:

Reach Ltd

	Year ended 30 June 2001 $m
Other revenue	
Sale of global wholesale business and controlled entities to Reach Ltd	(2,372)
Other expenses	
Book value of businesses and controlled entities sold to Reach Ltd and associated costs	668
	(1,704)
Deferral of unrealised profit before tax	852
	(852)

The other revenue and other expense items represent the fair value of the total consideration received and book value respectively, relating to the divisions and controlled entities that we have sold to Reach Ltd. The book value also includes any costs associated with undertaking this transaction.

The deferral of unrealised profit arises to the extent that we retain an ownership interest in Reach Ltd. The amount deferred is brought to account in the statement of financial performance (through the share of net losses of associates and joint venture entities) on a straight line basis over a period of 20 years. The deferral of unrealised profit is combined with the net book value of businesses we have sold for the other expenses disclosure in note 3(a).

RWC

The $999 million write off of RWC acquisition costs has resulted from our acquisition of 60% of Joint Venture (Bermuda) No. 2 Limited. This item was recognised as at the date of acquisition and forms part of the reduction in value of investments in note 3(a).

Net effect of entering our Asian Ventures

The net once-off specific item recognised as a result of our Asian ventures is a $147 million loss before tax.

(iii) On 29 August 2000 the trustee of the Telstra Superannuation Scheme (Telstra Super or TSS) and the Commonwealth (who guaranteed our payments) released us from our obligation to contribute $121 million per annum to Telstra Super to 30 June 2011. As part of the terms of the release, we agreed to provide such future employer contributions to Telstra Super as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members vested benefits) in the range of 100-110%.

The removal of our obligation reduced the assets of Telstra Super and resulted in the VBI of the defined benefit divisions reducing from approximately 167% at 30 June 2000 to approximately 147% as at 30 June 2001.

The Trustee agreed to the release of the obligation based on actuarial advice that the removal of these additional contributions, coupled with the employer contribution commitment from us, will maintain the solvency level of Telstra Super at a satisfactory level.

We anticipate that the surplus in Telstra Super will continue and no employer contributions will be required in fiscal 2003 assuming the continued sound performance of Telstra Super.

The net present value of our commitment to Telstra Super was shown as a liability on our statement of financial position as at 30 June 2000. This liability was written back to the statement of financial performance in the year ended 30 June 2001 and increased our result as follows:

	Year ended 30 June 2001 $m
Writeback of the Telstra Super additional contribution liability	(725)
Tax effect at 34%	247
	(478)

Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

(c) Specific items (continued)

(iii) (continued)

Our interest expense associated with Telstra Super liability in the current period was $nil (2001: $nil; 2000: $89 million). Interest expense arose from the difference between the actual amount of payments we were required to make and the recorded amount of these discounted commitments. No interest expense has been incurred since the release of our obligations to Telstra Super.

(iv) During fiscal 2001, we sold our investment in Computershare Limited (Computershare) in two tranches. On 13 July 2000, our controlled entity, Telstra CB.com Limited, sold 53.3 million ordinary shares in Computershare at $7.25 per share, representing 10% of the issued capital. Revenue received from this sale was approximately $386 million.

On 26 June 2001, Telstra CB.com.Limited sold the remaining balance of 26.6 million shares at $6 per share resulting in revenue of $160 million.

The profit on the sale of this investment was $245 million before tax, as shown in the following table:

	Year ended 30 June 2001 $m
Revenue from sale of Computershare	(546)
Book value of investment in Computershare sold	301
	(245)
Tax effect at 34%	83
	(162)

In fiscal 2000, we recorded the following abnormal items. Due to a change in Australian accounting standards applicable from fiscal 2001, abnormal items are no longer relevant. Any item previously classified in the prior year as an abnormal has been restated in accordance with the format of the current year financial statements.

(v) On 13 June 1991, we entered into a contract with the Commonwealth to design, construct, install and maintain the Jindalee Operational Radar Network (JORN). Over the period of the contract we recorded provisions for losses of $585 million (with $394 million disclosed as an abnormal item in the 1997 financial report).

On 14 February 1997, we entered into arrangements with Lockheed Martin Corporation and Tenix Defence Pty Ltd to manage the JORN project.

As Lockheed Martin and Tenix Defence Pty Ltd assumed full responsibility for the JORN project, we recorded both the revenue (progress billings) and the expenses (net of provision of $585 million) associated with this project. For comparative purposes they were recognised as a specific item in the statement of financial performance. There was no amount charged for income tax expense.

(vi) The redundancy and restructuring specific item of $572 million before tax in fiscal 2000 consisted of two components:

- $86 million relating to amounts paid to 1,374 staff made redundant from 1 March 2000 to 30 June 2000; and
- A provision of $486 million raised in the financial statements relating to 8,272 staff to be made redundant over the two years to 30 June 2002. The two year redundancy plan was approved prior to 30 June 2000 and the amount raised represented the estimated redundancy and associated costs to be paid as a result of the implementation of this plan.

The amount credited for income tax expense was $206 million with a net amount after income tax expense of $366 million.

Notes to the Financial Statements (continued)

4. Income tax expense

	Telstra Group			Telstra Entity	
	Year ended 30 June			Year ended 30 June	
	2002	2001	2000	2002	2001
	$m	$m	$m	$m	$m
Notional income tax expense on profit agrees to actual income tax expense recorded as follows:					
Profit before income tax expense	**5,446**	6,297	5,349	**4,558**	6,751
Australian statutory rate of taxation	**30%**	34%	36%	**30%**	34%
Notional income tax expense on profit calculated at 30% (2001: 34%, 2000: 36%)	**1,634**	2,141	1,926	**1,367**	2,295
Which is adjusted by the tax effect of:					
Effect of lower rates of tax on overseas income	**(13)**	(23)	(18)	**-**	-
Research and development concessions	**(6)**	(12)	(8)	**(4)**	(9)
Share of net losses of associates and joint venture entities	**9**	49	3	**-**	-
Profit on sale of property, plant and equipment	**(8)**	(355)	(14)	**(8)**	(790)
Non deductible depreciation and amortisation	**(4)**	16	11	**2**	-
Reduction in the value of investments and intercompany receivables	**4**	362	14	**390**	740
Rebateable dividends (non taxed dividends)	**-**	-	(16)	**-**	(8)
Assessable foreign source income not included in accounting profit	**22**	29	-	**-**	-
Under/(over) provision of tax in prior years	**16**	6	(30)	**15**	(5)
Other adjustments	**142**	79	(20)	**71**	21
Income tax expense on profit	**1,796**	2,292	1,848	**1,833**	2,244
Effect of decrease in tax rates on deferred tax balances (i)	**-**	(56)	(172)	**-**	(64)
Income tax expense	**1,796**	2,236	1,676	**1,833**	2,180
Our income tax expense contains the following items:					
Current taxation provision	**1,608**	1,475	1,169	**1,466**	1,438
Movement in future income tax benefit	**(240)**	(3)	255	**-**	-
Movement in deferred income tax liability	**412**	758	282	**352**	747
Under/(over) provision of tax in prior years	**16**	6	(30)	**15**	(5)
	1,796	2,236	1,676	**1,833**	2,180
Future income tax benefits as at 30 June that we have not recorded in the statement of financial position for:					
Income tax losses (ii)	**116**	1	1	**-**	-
	116	1	1	**-**	-

(i) During fiscal 2000, the Commonwealth lowered the income tax rates applicable to companies from 36% to 30% in two stages. From 1 July 2000, the income tax rates were lowered from 36% to 34%. From 1 July 2001, the income tax rate has been lowered from 34% to 30%. As a result we have restated our deferred tax balance to the rates applicable when the timing differences are expected to reverse. This has had the effect of lowering our deferred tax balances by $nil (2001: $56 million; 2000: $172 million) for the group and $nil (2001: $64 million; 2000: $195 million) for the Telstra Entity.

Notes to the Financial Statements (continued)

4. Income tax expense (continued)

(ii) Our benefit for tax losses may be used in future years if the following criteria are met:

- our controlled entities have sufficient future assessable income to enable the tax losses to be offset against the assessable income or if the tax losses can be transferred to one of our other eligible controlled entities;
- our controlled entities continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and
- there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.

Our future income tax benefit (recorded on the statement of financial position) contains the following tax losses carried forward:

	Telstra Group		
	As at 30 June		
	2002	2001	2000
	$m	$m	$m
Future income tax benefit balance	**132**	114	111
Amount of future income tax benefit related to tax losses carried forward	**1**	2	4

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
Income tax payable				
Current				
Income tax payable (iii)	**632**	657	**572**	622
Non current				
Income tax payable (iii)	**-**	91	**-**	91

(iii) Under the Pay-As-You-Go transitional rules, we opted to pay part of the final instalment of income tax for fiscal 2000 over 10 equal quarterly instalments to 21 April 2003. As a result, in the previous year we classified $91 million, representing 4 of these instalments as non current.

Notes to the Financial Statements (continued)

5. Segment information

We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.

Business segments

Our business structure changed during the fiscal year ended 30 June 2002. We have restated our comparative information as if the new business segments and segment accounting policies existed in prior years. The Telstra Group is organised along the following segments:

- ***Telstra Retail's*** primary activities are sales and billing. This covers residential, business and government customers who receive our services, other than wholesale services (which are provided by Telstra Wholesale), mobile services (which are provided by Telstra Mobile), and those customers included in Telstra CountryWide. This business unit:
  - manages our information, connection and payphone services as well as our print and online directories business;
  - sells and provides customer services for a comprehensive range of products, services and customer-driven solutions ranging from basic telephony services to complex voice and data networks; and
  - manages our interests in our North American, Japanese and European retail operations.
- ***Telstra CountryWide*** is responsible for:
  - addressing the telecommunication needs of consumer and business customers that reside and operate outside the mainland state capital cities and in Tasmania and the Northern Territory; and
  - the specific needs of customers which are not as readily accessible as customers in metropolitan areas.
- ***Telstra Mobile*** is responsible for:
  - our mobile and wireless networks and associated systems within Australia; and
  - all mobile retail sales and after sales support, customer service, product development and pricing.
- ***Telstra International*** manages our interests in:
  - the Asia-Pacific region, including our operations in Hong Kong, Vietnam, India, China, New Zealand, and Sri Lanka.
- ***Infrastructure Services*** responsibilities include:
  - planning, design, construction and operation of our domestic fixed communication networks and associated systems to deliver technology solutions, our products, services and customer support;
  - customer service installation and repairs; and
  - competing for some of our annual network expenditure against other suppliers, and also performing construction activities for others, including other telecommunications companies.
- ***Telstra Wholesale*** is responsible for:
  - the provision of domestic wholesale products and services to other carriers and carriage service providers.
- ***Corporate Centre*** is responsible for:
  - finance & administration, legal & regulatory, human resources, and corporate relations; and
  - financial management of the majority of Telstra Entity fixed assets (including network assets) through the Asset Accounting Group. Infrastructure Services maintains control over annual capital expenditure on these assets.

Telstra CountryWide and Telstra Retail have been combined as a single reportable business segment for reconciliation and disclosure purposes as they are considered substantially similar. Corporate Centre is not a reportable segment and has been aggregated in the "Other" segment.

Inter-segment transfers

Segment revenues, segment expenses and segment results include demand driven transfers between business segments. Generally most internal charges between business segments are made on a direct cost recovery basis. As the basis for transfers change from year to year depending on the business structure, we restate our comparatives to reflect the current basis. Certain regulatory, compliance and strategic functions are not charged to the reportable segments. We account for all international transactions between Australian and non-Australian businesses at market value. All internal telecommunications usage of our own products is also accounted for at market value.

The Asset Accounting Group does not allocate depreciation expense to other business segments related to the use of assets owned at the Corporate level.

Segment assets and liabilities

Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.

The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the Corporate level (aggregated in the "Other" segment) and not allocated across segments.

Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group

	Telstra Retail (a) $m	Telstra Mobile $m	Telstra International $m	Infrastructure Services $m	Telstra Wholesale $m	Other (b) $m	Eliminations (c) $m	Total all segments $m
Year ended 30 June 2002								
Sales revenue from external customers	12,560	3,501	1,497	253	2,334	67	(16)	20,196
Other revenue from external customers	227	-	34	29	11	305	-	606
Total revenue from external customers (excluding interest revenue)	12,787	3,501	1,531	282	2,345	372	(16)	20,802
Less sale of investment/dividend revenue	42	-	14	-	-	-	-	56
Segment revenue from external customers	12,745	3,501	1,517	282	2,345	372	(16)	20,746
Add inter-segment revenue	447	39	1	1,853	1,001	957	(4,298)	-
Total segment revenue	13,192	3,540	1,518	2,135	3,346	1,329	(4,314)	20,746
Segment result	7,318	1,542	(22)	(1,371)	2,076	(4,267)	1,022	6,298
Less share of joint ventures' net losses/(profits)	43	-	36	-	-	-	-	79
Less share of associates' net losses/(profits)	(1)	-	3	-	-	-	-	2
Less net book value of investments sold	40	-	9	-	-	8	-	57
Add sale of investment/dividend revenue	42	-	14	-	-	-	-	56
Earnings before interest and income tax expense (EBIT)	7,278	1,542	(56)	(1,371)	2,076	(4,275)	1,022	6,216
Earnings has been calculated after charging/(crediting) the following:								
Depreciation and amortisation	85	-	421	-	-	2,765	(4)	3,267
Non cash expenses excluding depreciation and amortisation	36	45	25	-	-	1,360	(1,018)	448
Non current assets acquired (excluding those acquired on investment)	335	110	352	2,740	50	75	-	3,662
As at 30 June 2002								
Segment assets (d)	4,291	1,098	6,095	1,436	414	25,736	(1,473)	37,597
Segment assets include the following:								
Investment in joint venture entities	51	-	1,059	-	-	-	-	1,110
Investment in associated entities	26	-	61	-	-	-	-	87
Segment liabilities	2,763	234	1,671	1,530	252	19,691	(2,650)	23,491

(a) Telstra Retail segment revenue from external customers includes $2,406 million relating to Telstra CountryWide.

(b) Included in the other segment result is a specific charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 27).

(c) Included in segment result is an elimination for the specific charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 27).

(d) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the Asset Accounting Group.

Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group

	Telstra Retail (a) (b) $m	Telstra Mobile (c) $m	Telstra International (d) $m	Infrastructure Services $m	Telstra Wholesale $m	Other (e) $m	Eliminations $m	Total all segments $m
Year ended 30 June 2001								
Sales revenue from external customers	11,620	3,144	1,208	282	2,410	67	(52)	18,679
Other revenue from external customers	616	13	2,495	51	22	1,108	(1)	4,304
Total revenue from external customers (excluding interest revenue)	12,236	3,157	3,703	333	2,432	1,175	(53)	22,983
Less sale of investment/dividend revenue	551	-	2,466	-	-	-	-	3,017
Segment revenue from external customers	11,685	3,157	1,237	333	2,432	1,175	(53)	19,966
Add inter-segment revenue	328	38	281	2,124	801	1,020	(4,592)	-
Total segment revenue	12,013	3,195	1,518	2,457	3,233	2,195	(4,645)	19,966
Segment result	6,582	1,329	(773)	(1,205)	2,119	(2,765)	719	6,006
Less share of joint ventures' net losses	36	-	92	-	-	-	-	128
Less share of associates' net losses	53	-	2	-	-	-	-	55
Less net book value of investments sold	297	-	1,574	4	-	-	2	1,877
Add sale of investment/dividend revenue	551	-	2,466	-	-	-	-	3,017
Earnings before interest and income tax expense (EBIT)	6,747	1,329	25	(1,209)	2,119	(2,765)	717	6,963
Earnings has been calculated after charging/(crediting) the following:								
Depreciation and amortisation	84	-	188	19	-	2,584	(4)	2,871
Non cash expenses excluding depreciation and amortisation	(138)	(99)	2,559	144	-	873	(718)	2,621
Non current assets acquired (excluding those acquired on investment)	311	150	3,214	58	3,732	139	-	7,604
As at 30 June 2001								
Segment assets	4,290	1,160	4,437	1,499	479	29,565	(3,957)	37,473
Segment assets include the following:								
Investment in joint venture entities	52	-	1,140	-	-	-	-	1,192
Investment in associated entities	53	-	14	-	-	-	-	67
Segment liabilities	2,829	227	567	1,644	247	23,304	(5,067)	23,751

(a) Specific revenue of $546 million from the sale of Computershare Limited (refer note 3) is included in Telstra Retail revenue. This increased profit by $245 million.

(b) Telstra Retail segment revenue was reduced by $745 million relating to the specific SAB101 cumulative adjustment (refer note 3). This specific item decreased the segment result by $205 million.

(c) Telstra Mobile segment revenue was reduced by $34 million relating to the specific SAB101 cumulative adjustment (refer note 3). This specific item decreased the segment result by $14 million.

(d) Telstra International total revenue includes a specific item of $2,372 million from the sale of our global wholesale business to Reach Ltd. Profit includes specific expenses relating to the book value of our global wholesale business and controlled entities sold of $1,520 million and the RWC write off of acquisition costs of $999 million (refer note 3).

(e) Specific revenue of $725 million from the writeback of the Telstra Superannuation Scheme (Telstra Super or TSS) additional contribution liability (refer note 3) is included in other segment revenue. This increased the other segment result by $725 million.

Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group

	Telstra Retail	Telstra Mobile	Telstra Interna-tional	Infrastruc-ture Services	Telstra Wholesale	Other (a) (b)	Elimina-tions	Total all segments
	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2000								
Sales revenue from external customers	12,522	3,003	1,113	158	1,779	800	(32)	19,343
Other revenue from external customers	265	10	526	44	-	454	(137)	1,162
Total revenue from external customers (excluding interest revenue)	12,787	3,013	1,639	202	1,779	1,254	(169)	20,505
Less sale of investment/dividend revenue	73	-	519	7	-	151	(139)	611
Segment revenue from external customers	12,714	3,013	1,120	195	1,779	1,103	(30)	19,894
Add inter-segment revenue	342	32	287	2,385	843	509	(4,398)	-
Total segment revenue	13,056	3,045	1,407	2,580	2,622	1,612	(4,428)	19,894
Segment result	7,258	1,209	329	(1,242)	1,694	(3,704)	106	5,650
Less share of joint ventures' net losses	39	-	12	-	-	-	-	51
Less share of associates' net losses	-	-	3	-	-	-	4	7
Less net book value of investments sold	20	-	259	6	-	138	(137)	286
Add sale of investment/dividend revenue	73	-	519	7	-	151	(139)	611
Earnings before interest and income tax expense (EBIT)	7,272	1,209	574	(1,241)	1,694	(3,691)	100	5,917
Earnings has been calculated after charging/(crediting) the following:								
Depreciation and amortisation	75	-	88	7	-	2,476	-	2,646
Non cash expenses excluding depreciation and amortisation	47	(174)	282	28	-	436	(255)	364
Non current assets acquired (excluding those acquired on investment)	236	170	154	4,229	65	449	-	5,303
As at 30 June 2000								
Segment assets	3,833	606	877	1,236	379	24,540	(1,132)	30,339
Segment assets include the following:								
Investment in joint venture entities	42	-	242	-	-	-	-	284
Investment in associated entities	152	-	14	-	-	-	-	166
Segment liabilities	1,955	230	439	1,809	176	15,425	(1,297)	18,737

(a) Other segment revenue includes a $734 million specific item relating to the JORN contact (refer note 3). This specific item has a $nil impact on segment result in fiscal 2000 due to related expenses of $734 million in performing obligations under the JORN contract.

(b) Specific expense of $572 million related to redundancy and restructuring provision (refer note 3) decreased the other segment result in fiscal 2000.

Notes to the Financial Statements (continued)

5. Segment information (continued)

	Note	Telstra Group		
		Year ended/As at 30 June		
		2002	2001	2000
		$m	$m	$m
Total segment revenue		**20,746**	19,966	19,894
Add sale of investment/dividend revenue		**56**	3,017	611
Total revenue from external customers (excluding interest revenue)		**20,802**	22,983	20,505
Add interest revenue		**126**	103	62
Total revenue from ordinary activities		**20,928**	23,086	20,567
Earnings before interest and income tax expense (EBIT)		**6,216**	6,963	5,917
Add interest revenue		**126**	103	62
Less borrowing costs		**896**	769	630
Profit before income tax expense		**5,446**	6,297	5,349
Less income tax expense		**1,796**	2,236	1,676
Net profit		**3,650**	4,061	3,673
Information about our products and services				
Sales revenue from				
Basic access (i)		**2,734**	1,821	2,005
Local calls		**1,947**	2,143	2,646
National long distance		**1,168**	1,267	1,406
Fixed to mobile		**1,419**	1,287	1,220
International telephone services		**409**	786	972
Mobile goods and services (i)		**3,475**	3,121	2,993
Data and internet services		**3,138**	3,180	2,841
Directory services (i)		**1,169**	943	1,122
Customer premise equipment		**226**	280	336
Intercarrier services		**1,121**	1,133	828
Inbound calling products		**348**	434	433
Solutions management		**352**	306	235
Various controlled entities		**2,001**	1,349	910
Other sales and service		**689**	629	1,396
	2	**20,196**	18,679	19,343

(i) Sales revenue for year ended 30 June 2001 includes a specifc debit accounting adjustment of $779 million for SAB101. This adjustment has been allocated across our sales revenue as follows: $540 million (basic access), $205 million (directory services), and $34 million (mobile goods and services) (refer note 3).

	Note	2002	2001	2000
Information about our geographic operations				
Sales revenue from				
Customers in Australia		**18,699**	17,471	18,230
Customers in non Australian countries		**1,497**	1,208	1,113
	2	**20,196**	18,679	19,343
Carrying amount of segment assets				
Customers in Australia		**31,502**	33,036	29,462
Customers in non Australian countries		**6,095**	4,437	877
		37,597	37,473	30,339
Non current assets acquired (excluding those acquired on investment)				
Located in Australia		**3,310**	4,390	5,149
Located in non Australian countries		**352**	3,214	154
		3,662	7,604	5,303

Notes to the Financial Statements (continued)

6. Earnings per share

	Telstra Group		
	Year ended 30 June		
	2002	2001	2000
	¢	¢	¢
Basic and diluted earnings per share (cents) (a)	**28.5**	31.5	28.6
	$m	$m	$m
The following reflects the earnings and share information used in determining our basic and diluted earnings per share (see note 1.21):			
Net profit	**3,650**	4,061	3,673
Adjustments:			
Outside equity interests in net profit/(loss)	**11**	(3)	4
Earnings used in the calculation of basic and diluted earnings per share	**3,661**	4,058	3,677
	Number (millions)		
Weighted average number of issued ordinary shares used in the calculation of basic and diluted earnings per share (b)	**12,867**	12,867	12,867

(a) Change in accounting policy

The change in accounting policy for the introduction of SAB 101 during fiscal 2001 is described in note 1.2. This change had the effect of decreasing the earnings per share calculation by 1.1 cents to 31.5 cents in the prior year.

(b) The number of issued and paid up ordinary shares for the last 3 years has been 12,866,600,200.

Notes to the Financial Statements (continued)

	Note	Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
		2002	2001	2000	**2002**	2001
		$m	$m	$m	**$m**	$m
7. Dividends						
Ordinary shares						
Interim dividend paid		**1,415**	1,029	1,029	**1,415**	1,029
Final ordinary dividend provided for	17	**1,415**	1,416	1,287	**1,415**	1,416
Total dividend provided for or paid		**2,830**	2,445	2,316	**2,830**	2,445
Dividends per share (cents)		**¢**	¢	¢		
Interim dividend		**11.0**	8.0	8.0		
Final ordinary dividend		**11.0**	11.0	10.0		
Total dividend		**22.0**	19.0	18.0		

Our dividends provided for or paid are fully franked, in aggregate and per share, to the same amount in the relevant tables above, apart from:

	Telstra Group	
	¢ per share	$m
30 June 2000		
Interim dividend		
Franked	3.9	506
Unfranked	4.1	523
Total special dividend	8.0	1,029

We have paid dividends as listed in the table below:

	Telstra Group		
	Year ended 30 June		
	2002	2001	2000
	$m	$m	$m
Dividends paid			
Interim dividend	**1,415**	1,029	1,029
Previous year final ordinary dividend paid in the current year	**1,416**	1,287	1,287
Previous year final special dividend paid in the current year	**-**	-	2,059
Total dividends	**2,831**	2,316	4,375

The final dividend for fiscal 2002 is due to be paid on 28 October 2002.

Our dividends have been franked as listed in the table below:

	Telstra Group		
	Year ended 30 June		
	2002	2001	2000
	%	%	%
C class franking credit percentages			
Interim dividend (i)	**100**	100	49.17
Final ordinary dividend (i)	**100**	100	100

(i) The tax rate at which the fiscal 2002 final ordinary dividend will be franked is 30% (2001: 30%; 2000: 34%). The tax rate at which the interim dividend was franked was 30% (2001: 34%; 2000: 36%).

Notes to the Financial Statements (continued)

7. Dividends (continued)

	Telstra Group			Telstra Entity	
	Year ended 30 June			Year ended 30 June	
	2002	2001	2000	**2002**	2001
	$m	$m	$m	**$m**	$m
The combined amount of exempting and franking credits available to us for the next fiscal year are:					
Combined exempting and franking account balance as at 30 June (i) . . .	**530**	645	74	**457**	466
Franking credits that will arise from the payment of income tax payable as at 30 June (ii)	**1,475**	1,620	1,439	**1,335**	1,664
Franking debits that will arise when we pay our final dividend provided for as at 30 June (iii)	**(606)**	(1,416)	(1,287)	**(606)**	(1,416)
Franking credits and exempting credits that we may be prevented from distributing in the next fiscal year	**(15)**	(153)	(14)	**-**	-
	1,384	696	212	**1,186**	714

(i) With the introduction of the Business Tax Reform's Simplified Imputation Regime which became effective from 1 July 2002, the Telstra Entity's and Telstra Group's franking balances as at 30 June 2002 have been converted to reflect the credit balances on a tax paid basis rather than on an after tax distributable profits basis. The tax paid balances basically represent the imputation tax credits that are available for distribution.

As at 30 June 2002, the Telstra Entity had a combined exempting and franking account balance of $457 million. This balance represents the tax paid amount and equates to a fully franked distributable dividend of $1,067 million.

(ii) Franking credits that will arise from the payment of income tax in fiscal 2003 are expressed at the 30% tax rate on a tax paid basis. Franking credits for the fiscal 2002 and fiscal 2001 disclosures are also expressed at the 30% tax rate but on an after tax distributable profit basis.

(iii) The franking debits that will arise when we pay our final dividend have been expressed as the amount of imputation tax credits that will be attached to a fully franked distribution of $1,415 million.

As at 30 June 2002, the Telstra Entity had a surplus in its C class franking account of $457 million (2001: surplus of $466 million; 2000: deficit of $141 million) and a surplus of $0.1 million (2001: $0.2 million; 2000: $141 million) in its C class exempting credit account restated on a tax paid basis.

Additional franking credits will arise when the Telstra Entity and its Australian controlled entities pay tax instalments during fiscal 2003 relating to the fiscal 2000, 2002 and 2003 income tax years.

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
8. Cash assets				
Cash at bank and on hand	**311**	201	**132**	102
Bank deposits, bills of exchange and commercial paper (a)	**759**	876	**357**	693
	1,070	1,077	**489**	795

(a) Bank deposits are held in the short term money market. The carrying amount of bank deposits, bills of exchange and commercial paper is approximately equal to net fair value due to their short term to maturity.

Notes to the Financial Statements (continued)

	Note	Telstra Group As at 30 June 2002 $m	Telstra Group As at 30 June 2001 $m	Telstra Entity As at 30 June 2002 $m	Telstra Entity As at 30 June 2001 $m
9. Receivables					
Current					
Trade debtors (a)		2,663	2,799	1,864	1,893
Provision for doubtful debts		(221)	(192)	(162)	(137)
		2,442	2,607	1,702	1,756
Amounts owed by controlled entities (other than trade debtors)	27	-	-	3,148	6,665
Provision for amounts owed by controlled entities (other than trade debtors)	27	-	-	(855)	-
		-	-	2,293	6,665
Accrued revenue		1,153	1,055	1,088	1,002
Bank deposits, bills of exchange and commercial paper (b)		388	409	388	409
Share loans to employees (c)	19,27	25	37	25	37
Loans to joint venture entities and associated entities	27	16	34	16	34
Other receivables		39	165	10	8
		4,063	4,307	5,522	9,911
Non current					
Amounts owed by controlled entities (other than trade debtors)	27	-	-	202	227
Provision for amounts owed by controlled entities (other than trade debtors)	27	-	-	(86)	(111)
		-	-	116	116
Bank deposits and bills of exchange (b)		-	8	-	6
Share loans to employees (c)	19,27	205	233	205	233
Loans to joint venture entities and associated entities	27	46	-	46	-
Converting note (2001: convertible note) issued by PCCW (d)		337	1,496	337	1,496
Other receivables (e)		132	66	132	41
		720	1,803	836	1,892
Australian dollar equivalents					
Australian dollar equivalents of amounts receivable in foreign currencies not effectively hedged:					
- Euro		4	-	4	-
- British pounds sterling		2	5	2	5
- Japanese yen		3	7	3	7
- United States dollars		15	26	15	26
- French francs		-	4	-	4
- German deutschemarks		-	6	-	6
		24	48	24	48

(a) Our policy requires trade debtors to pay us within 14 days. We have no significant exposure to any individual customer, geographical location or industry category. All credit and recovery risk associated with trade debtors has been provided for in the financial statements. The carrying amount of trade debtors is approximately equal to net fair value.

(b) Bank deposits, bills of exchange and commercial paper as at 30 June 2002 include $6 million current (2001: $5 million) and $nil non current (2001: $6 million) Japanese yen deposits. These relate to our Japanese finance lease liabilities and are held to satisfy our requirements under the leases which are payable in July 2002. The carrying amount of bank deposits, bills of exchange and commercial paper are approximately equal to net fair value.

Notes to the Financial Statements (continued)

9. Receivables (continued)

(c) Share loans to employees represent amounts receivable from employees under all employee share plans. Refer to note 19 for details regarding the share plans. The carrying amount of share loans to employees is approximately equal to net fair value. The loan balance is considered fully recoverable over the period of the employee share schemes.

(d) On 7 February 2001, Pacific Century CyberWorks (PCCW) issued a convertible note to us for US$750 million (A$1,366 million). The term of the convertible note was 6 years with an interest coupon compounding quarterly of 5% for the first four years and 7% for the remaining two years. On 28 June 2002, this convertible note was redeemed in full by PCCW. Under an agreement, the fair value of the redemption was applied to acquire PCCW's 40% interest in Regional Wireless Company (RWC) and to subscribe for a new US$190 million (A$337 million) mandatorily converting secured note issued by PCCW. This note has a three year term and an interest coupon compounding at a rate of 5% per annum. PCCW's obligations under the note are secured by an equitable mortgage of shares over all of PCCW's 50% shareholding in Reach Ltd.

(e) Included in our other non current receivables is an amount of $115 million (2001: $41 million) from Telstra Growthshare (the senior executive equity participation scheme). Refer to note 19 for further information on Telstra Growthshare. The carrying value of our other receivables are approximately equal to net fair value.

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2002	2001	2002	2001
	$m	$m	$m	$m
10. Inventories				
Current				
Raw materials and stores recorded at cost	7	49	7	18
Construction contracts (a) (1.9)	35	62	-	-
Finished goods recorded at cost	161	156	135	129
Finished goods recorded at net realisable value	27	83	22	58
Total finished goods	188	239	157	187
Provision for stock obsolescence	(26)	(30)	(4)	(5)
	204	320	160	200
Non current				
Finished goods recorded at cost	18	3	5	3
Finished goods recorded at net realisable value	14	21	14	21
	32	24	19	24
Provision for stock obsolescence	(12)	(16)	(12)	(16)
	20	8	7	8

(a) Construction contract disclosures are shown in the table below.

Gross amount of construction work in progress	125	280	-	-
Profits recognised to date	15	4	-	-
	140	284	-	-
Progress billings and advances received	(106)	(222)	-	-
	34	62	-	-
Advances received (included in accounts payable)	-	7	-	7

Notes to the Financial Statements (continued)

	Note	Telstra Group As at 30 June 2002 $m	Telstra Group As at 30 June 2001 $m	Telstra Entity As at 30 June 2002 $m	Telstra Entity As at 30 June 2001 $m
11. Investments					
Investments - accounted for using the equity method (1.10)					
Carrying value of investments in joint venture entities (a) (b)	24	**1,110**	1,192	**3**	3
Investment in associated entities (a)		**101**	123	**57**	57
Provision for reduction in value		**(14)**	(56)	**(26)**	(27)
Carrying amount of investment in associated entities (a) (b) (c)	24	**87**	67	**31**	30
		1,197	1,259	**34**	33
Investments - other non current (1.10)					
Listed securities					
Investment in listed corporations (at cost)		**58**	86	**38**	38
Provision for reduction in value		**(17)**	(26)	**(14)**	(12)
Total listed securities excluding investment in associated entity (d)	11(i)	**41**	60	**24**	26
Unlisted securities and other investments					
Investment in controlled entities (at cost)	23	**-**	-	**9,553**	7,708
Provision for reduction in value	23	**-**	-	**(4,875)**	(4,442)
		-	-	**4,678**	3,266
Investment in other corporations (at cost) (e)		**79**	60	**73**	19
Provision for reduction in value		**(15)**	(37)	**(13)**	(16)
Total investment in other corporations (b) (e)	11(ii)	**64**	23	**60**	3
Satellite consortium investment (b) (e)					
INTELSAT		**-**	60	**-**	60
		105	143	**4,762**	3,355

(a) Our investments in joint venture entities and associated entities recorded in the Telstra Entity are at cost. The carrying value of our investments in the Telstra Entity are at cost less any provision for reduction in value.

(b) The net fair value of these investments is approximately equal to their carrying amounts.

(c) Our associated entity, Solution 6 Holdings Limited is a listed entity. Its equity accounted value at 30 June 2002 was $14 million (2001: $34 million) and is recorded as part of the total investment in associated entities. Its net fair value at 30 June 2002 was $18 million (market price excluding transaction disposal costs) (2001: $34 million).

(d) The net fair value of our listed securities excluding our listed associate, Solution 6 Holdings Limited, as at 30 June 2002 was $144 million (2001: $476 million) excluding transaction costs.

(e) INTELSAT was incorporated on 18 July 2001 and subsequently changed its name to Intelsat Ltd. Accordingly, our interest in this investment has been reclassified in the current year from a satellite consortium investment to an investment in other corporations (refer note 1.10(f)).

Notes to the Financial Statements (continued)

11. Investments (continued)

Listed securities and investments in other corporations are shown as follows:

Name of investment	Principal activities	Ownership interest		Telstra Group's recorded amount of investment (*)		Telstra Entity's recorded amount of investment (*)	
		As at 30 June		As at 30 June		As at 30 June	
		2002	2001	2002	2001	2002	2001
		%	%	$m	$m	$m	$m
(i) Listed securities							
SMS Management and Technology Limited (formerly Sausage Software Limited) (a)	Software development, internet development and eCommerce solutions	-	4.87	-	6	-	-
Infonet Services Corporation	International communications and computing services	5.3	5.3	11	11	11	11
Commander Communications Ltd	Voice and data transmission services	16.62	16.62	16	18	13	15
New Skies Satellites, N.V.	Provision of satellite capacity	0.8	1.39	9	21	-	-
Other listed investments				5	4	-	-
				41	60	24	26
(ii) Investments in other corporations							
Intelsat Ltd (b)	Provision of satellite capacity	1.71	-	60	-	60	-
corProcure Pty Ltd (c)	Horizontal open market exchange services	-	16.74	-	6	-	-
CPI Card Group (d)	Manufacture and sale of financial magnetic stripe cards	-	10.0	-	9	-	-
Other investments				4	8	-	3
				64	23	60	3

(*) Amounts shown net of provision for reduction in value.

(a) We now have a nil shareholding in SMS Management and Technology Limited following the sell down of options and shares in September 2001 and November 2001.

(b) INTELSAT was incorporated on 18 July 2001 and subsequently changed its name to Intelsat Ltd. Our interest in this investment has been reclassified in the current year from a satellite consortium investment to an investment in other corporations (refer note 1.10(f).

(c) During fiscal 2002, we sold our shareholding in corProcure Pty Ltd.

(d) Keycorp Limited (Keycorp) is no longer treated as a controlled entity but is considered to be an associated entity (refer note 23 and note 24). Accordingly, investments held by Keycorp in the CPI Card Group are no longer carried in our financial statements. These investments were fully written down in the current financial year.

Notes to the Financial Statements (continued)

12. Property, plant and equipment

Telstra Group	Note	(a) Land & site imp'mnt $m	(b) Buildings (incl l'hold imp'mnt) $m	(c) CA's (incl. l'hold imp'mnt) $m	(d) CA's under finance lease $m	(e) Other plant, equip & MV $m	(f) Equip under finance lease $m	Total $m
30 June 2002								
Carrying amount at cost (1.12)								
Balance at 30 June 2001		160	1,339	34,149	906	1,817	65	38,436
- additions		-	46	2,792	-	128	-	2,966
- disposals		(33)	(32)	(738)	-	(276)	(24)	(1,103)
- acquisitions of businesses		1	17	671	-	82	6	777
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		-	(3)	(19)	-	(1)	-	(23)
- other		(47)	(589)	417	(48)	7	-	(260)
Balance at 30 June 2002		81	778	37,272	858	1,757	47	40,793
Accumulated depreciation/amortisation								
Balance at 30 June 2001		-	(408)	(13,883)	(164)	(1,140)	(38)	(15,633)
- disposals		-	15	670	-	155	24	864
- depreciation and amortisation expense	3	-	(84)	(2,373)	(79)	(115)	(2)	(2,653)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		-	-	3	-	-	-	3
- other		-	212	(203)	48	(6)	(4)	47
Balance at 30 June 2002		-	(265)	(15,786)	(195)	(1,106)	(20)	(17,372)
Net book value								
As at 30 June 2002		81	513	21,486	663	651	27	23,421

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Telstra Group	Note	(a) Land & site imp'mnt $m	(b) Buildings (incl l'hold imp'mnt) $m	(c) CA's (incl. l'hold imp'mnt) $m	(d) CA's under finance lease $m	(e) Other plant, equip & MV $m	(f) Equip under finance lease $m	Total $m
30 June 2001								
Carrying amount at cost (1.12)								
Balance at 30 June 2000		185	1,241	32,313	954	2,316	62	37,071
- additions		1	92	2,956	-	277	3	3,329
- disposals		(26)	(31)	(1,786)	(6)	(840)	-	(2,689)
- acquisitions of businesses		-	30	398	-	62	-	490
- recoverable amount writedowns		-	-	-	-	(2)	-	(2)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		-	3	39	-	7	-	49
- other		-	4	229	(42)	(3)	-	188
Balance at 30 June 2001		160	1,339	34,149	906	1,817	65	38,436
Accumulated depreciation/amortisation								
Balance at 30 June 2000		-	(351)	(12,881)	(117)	(1,381)	(25)	(14,755)
- disposals		-	14	851	-	371	-	1,236
- acquisitions of businesses		-	(1)	5	-	(15)	-	(11)
- recoverable amount writedowns		-	-	-	-	1	-	1
- depreciation and amortisation expense	3	-	(56)	(2,116)	(89)	(156)	(8)	(2,425)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		-	-	(3)	-	(1)	-	(4)
- other		-	(14)	261	42	41	(5)	325
Balance at 30 June 2001		-	(408)	(13,883)	(164)	(1,140)	(38)	(15,633)
Net book value								
As at 30 June 2001		160	931	20,266	742	677	27	22,803

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Telstra Entity	Note	(a) Land & site imp'mnt $m	(b) Buildings (incl l'hold imp'mnt) $m	(c) CA's (incl. l'hold imp'mnt) $m	(d) CA's under finance lease $m	(e) Other plant, equip & MV $m	(f) Equip under finance lease $m	Total $m
30 June 2002								
Carrying amount at cost (1.12)								
Balance at 30 June 2001		160	1,267	33,259	905	1,504	24	37,119
- additions		-	63	2,682	-	37	-	2,782
- disposals		(33)	(32)	(713)	-	(246)	(24)	(1,048)
- other		(47)	(588)	407	(47)	1	-	(274)
Balance at 30 June 2002		80	710	35,635	858	1,296	-	38,579
Accumulated depreciation/amortisation								
Balance at 30 June 2001		-	(396)	(13,694)	(164)	(974)	(24)	(15,252)
- disposals		-	15	650	-	142	24	831
- depreciation and amortisation expense	3	-	(79)	(2,130)	(79)	(85)	-	(2,373)
- other		-	213	(191)	48	(3)	-	67
Balance at 30 June 2002		-	(247)	(15,365)	(195)	(920)	-	(16,727)
Net book value								
As at 30 June 2002		80	463	20,270	663	376	-	21,852

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Telstra Entity	Note	(a) Land & site imp'mnt $m	(b) Buildings (incl l'hold imp'mnt) $m	(c) CA's (incl. l'hold imp'mnt) $m	(d) CA's under finance lease $m	(e) Other plant, equip & MV $m	(f) Equip under finance lease $m	Total $m
30 June 2001								
Carrying amount at cost (1.12)								
Balance at 30 June 2000		185	1,224	31,598	954	2,056	24	36,041
- additions		1	70	2,916	-	209	-	3,196
- disposals		(26)	(30)	(1,472)	(6)	(759)	-	(2,293)
- recoverable amount writedowns		-	-	-	-	1	-	1
- other		-	3	217	(43)	(3)	-	174
Balance at 30 June 2001		160	1,267	33,259	905	1,504	24	37,119
Accumulated depreciation/amortisation								
Balance at 30 June 2000		-	(341)	(12,512)	(117)	(1,221)	(19)	(14,210)
- disposals		-	15	839	-	348	-	1,202
- depreciation and amortisation expense	3	-	(55)	(1,990)	(89)	(140)	(5)	(2,279)
- other		-	(15)	(31)	42	39	-	35
Balance at 30 June 2001		-	(396)	(13,694)	(164)	(974)	(24)	(15,252)
Net book value								
As at 30 June 2001		160	871	19,565	741	530	-	21,867

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Communication assets

Communication assets include certain network land and buildings which are essential to the operation of communication assets.

Current value of all land and buildings

We obtain valuations of all of our land and buildings at least once every three years and the current value as at 30 June 2002 is as follows:

- $2,906 million for the Telstra Group (fiscal 2001: $3,321 million); and
- $2,866 million for the Telstra Entity (fiscal 2001: $3,313 million).

These current values are not at independent valuation. The following bases are used in determining the current value of property, plant and equipment:

Property, plant and equipment category	Valuation basis
General purpose land and buildings	Market value
Communication assets and other plant and equipment	
Network land	Market value
Network buildings	Depreciated replacement cost

These valuations do not include land and buildings held for resale as included in note 14.

Details of our capital expenditure and finance lease commitments are shown in note 20 to these financial statements.

Assets pledged as security

Included in our balances of property, plant and equipment are assets which have been pledged as collateral for a bank loan entered into by our controlled entity, TelstraClear Limited. The property, plant and equipment and other assets subject to this pledge are detailed in the table below:

	Telstra Group	Telstra Entity
	As at 30 June 2002 $m	As at 30 June 2002 $m
Property, plant and equipment	818	-
Other assets	415	-
	1,233	-

Notes to the Financial Statements (continued)

13. Intangible assets

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2002	2001	2002	2001
	$m	$m	$m	$m
Goodwill (1.14(a))	2,219	1,623	6	-
Accumulated amortisation	(156)	(75)	(1)	-
	2,063	1,548	5	-
Patents, trademarks and licences (1.14(b))	697	970	340	554
Accumulated amortisation	(87)	(198)	(71)	(181)
	610	772	269	373
Brandnames (1.14(b))	247	228	-	-
Accumulated amortisation	(16)	(5)	-	-
	231	223	-	-
Customer bases (1.14(b))	629	504	-	-
Accumulated amortisation	(112)	(35)	-	-
	517	469	-	-
	3,421	3,012	274	373

As at 30 June 2002, the net goodwill balance was from investments made in the following controlled entities:

	Telstra Group	
	As at 30 June	
	2002	2001
	$m	$m
Regional Wireless Company (i)	1,884	1,431
TelstraClear Limited (ii)	79	-
Pacific Access Pty Ltd (iii)	41	43
Telstra Enterprise Services Pty Ltd (iv)	39	45
InsNet Pty Ltd	11	14
Other (v)	9	15
Net goodwill	2,063	1,548

(i) On 28 June 2002, we acquired the remaining 40% shareholding of Regional Wireless Company that we did not hold, resulting in additional goodwill of $522 million. For further information, refer note 23.

(ii) On 12 December 2001, we acquired an additional 8.4% interest in TelstraClear Limited giving a 58.4% controlling interest in this company. For further information, refer note 23.

(iii) On 19 August 2002, Pacific Access Pty Ltd changed its name to Sensis Pty Ltd.

(iv) During fiscal 2002, Advantra Pty Ltd changed its name to Telstra Enterprise Services Pty Ltd. For further information, refer note 23.

(v) Included within the other category for fiscal 2001 was net goodwill relating to Keycorp Limited (Keycorp). We have deconsolidated Keycorp from 28 June 2002 and reclassified our investment from a controlled entity to an associated entity due to loss of control. For further information, refer note 23.

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2002	2001	2002	2001
	$m	$m	$m	$m

14. Other assets

	Telstra Group 2002 $m	Telstra Group 2001 $m	Telstra Entity 2002 $m	Telstra Entity 2001 $m
Current				
Net deferred mobile phone handset subsidies (1.15(b))	184	198	184	198
Deferred expenditure (1.15(c))	233	212	197	209
Prepayments	187	139	132	117
Land and buildings held for resale (i)	434	-	434	-
	1,038	549	947	524
Non current				
Deferred expenditure (1.15(c))	397	409	396	368
Accumulated amortisation	(12)	(11)	(12)	(10)
	385	398	384	358
Software assets developed for internal use (1.15(d))	2,627	2,310	2,469	2,146
Accumulated amortisation	(823)	(685)	(808)	(675)
	1,804	1,625	1,661	1,471
Net deferred mobile phone handset subsidies (1.15(b))	17	55	17	56
	2,206	2,078	2,062	1,885

(i) We have reclassified $434 million of land and buildings from property, plant and equipment as these assets are considered to be held for sale as at 30 June 2002. Subsequent to balance date, we have entered an agreement to sell the land and buildings that are subject to the reclassification (refer to note 28 for further details).

Notes to the Financial Statements (continued)

		Telstra Group		Telstra Entity	
		As at 30 June		As at 30 June	
		2002	2001	2002	2001
	Note	$m	$m	$m	$m

15. Payables

	Note	Telstra Group 2002 $m	Telstra Group 2001 $m	Telstra Entity 2002 $m	Telstra Entity 2001 $m
Current					
Trade creditors (a)		**606**	737	**424**	533
Accrued expenses		**1,328**	1,396	**999**	946
Accrued capital expenditure		**194**	210	**277**	285
Accrued interest		**237**	234	**234**	234
Other creditors (a)		**426**	295	**172**	147
Amounts owed to controlled entities (other than trade creditors)	27	**-**	-	**125**	3
		2,791	2,872	**2,231**	2,148
Non current					
Other creditors		**129**	120	**68**	3
Australian dollar equivalents					
Australian dollar equivalents of amounts payable in foreign currencies not effectively hedged:					
- Euro		**54**	37	**54**	37
- British pounds		**10**	10	**10**	10
- Japanese yen		**7**	-	**7**	-
- United States dollars		**341**	478	**327**	478
- Canadian dollars		**21**	-	**21**	-
		433	525	**419**	525

(a) We generally pay trade creditors and other creditors within 30 days of the date of invoice for electronic funds transfer payments, or 30 days from the end of the month of invoice for other payments. The carrying value of these balances is approximately equal to net fair value.

Notes to the Financial Statements (continued)

	Note	Telstra Group As at 30 June 2002 $m	Telstra Group As at 30 June 2001 $m	Telstra Entity As at 30 June 2002 $m	Telstra Entity As at 30 June 2001 $m
16. Interest-bearing liabilities					
Current					
Short term debt					
Bank overdrafts (a)		-	10	-	-
Loan from joint venture entities and associated entities (b)	27	4	-	4	-
Bills of exchange and commercial paper (c)		602	2,542	602	2,510
		606	2,552	606	2,510
Long term debt - current portion					
Bank loans (d)		539	3	20	-
Loans from controlled entities	27	-	-	1,704	4,879
Telstra bonds (e)		582	39	582	39
Other loans (f)		119	-	119	-
Finance leases (g)	20	20	10	7	5
		1,260	52	2,432	4,923
		1,866	2,604	3,038	7,433
Non current					
Long term debt					
Bank loans (d)		1,074	2,096	1,063	2,082
Telstra bonds (e)		2,605	2,193	2,605	2,193
Other loans (f)		8,160	7,067	8,160	7,060
Finance leases (g)	20	21	30	1	10
		11,860	11,386	11,829	11,345
Total debt payable					
Short term debt					
Bank overdrafts (a)		-	10	-	-
Loan from joint venture entities and associated entities (b)	27	4	-	4	-
Bills of exchange and commercial paper (c)		602	2,542	602	2,510
		606	2,552	606	2,510
Long term debt (including current portion)					
Bank loans (d)		1,613	2,099	1,083	2,082
Loans from controlled entities	27	-	-	1,704	4,879
Telstra bonds (e)		3,187	2,232	3,187	2,232
Other loans (f)		8,279	7,067	8,279	7,060
Finance leases (g)	20	41	40	8	15
		13,120	11,438	14,261	16,268
		13,726	13,990	14,867	18,778

Our interest-bearing liabilities are unsecured, except for:

- finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us;
- bank overdrafts which are $nil (2001: $10 million); and
- bank loans of $519 million (2001: $6 million) held by non-Australian controlled entities.

Refer to notes (a) and (d) below.

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

Our long term debt is repayable over the next five years ending 30 June and after as follows:

	Telstra Group						
	2003 $m	2004 $m	2005 $m	2006 $m	2007 $m	after 2007 $m	Total $m
Long term debt payable	1,260	679	2,203	2,109	376	6,542	13,169
Unamortised discount							(49)
							13,120

(a) Bank overdrafts

As at 30 June 2002, our bank overdrafts are $nil. As at 30 June 2001, our bank overdrafts of $10 million relating to our controlled entities were secured against certain fixed and floating assets of those controlled entities. Interest on bank overdrafts was charged at the relevant bank's benchmark rate current at that time. The effective interest rate relating to these overdrafts were 13.73%. The bank overdrafts were payable on demand and subject to review by the banks.

(b) Loan from joint venture entities and associated entities

As at 30 June 2002, we owed a joint venture entity $4 million (2001: $nil) for an amount deposited with the Telstra Entity. The amount is repayable on demand and has an interest rate of 4.70% (2001: nil%).

(c) Bills of exchange and commercial paper

We have issued bills of exchange and commercial paper of $602 million (2001: $2,542 million) to financial institutions with an original maturity of less than 180 days.

Included in bills of exchange are $nil (2001: $32 million) issued by a controlled entity. These bills were secured by registered equitable mortgages over the controlled entity's assets, including uncalled capital.

At 30 June 2002, $602 million (2001: $2,233 million) of the commercial paper matures in less than three months. The weighted average effective interest rate applicable to this commercial paper at 30 June 2002 was 4.41% (2001: 4.62%).

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(d) Bank loans

Our non-Australian controlled entities have the following bank loans:

	A$ amount		Interest rates	
	As at 30 June		Year ended 30 June	
	2002	2001	2002	2001
	A$m	A$m	%	%
Indian rupees bank loans (i)	-	7	-	14.9
Sri Lankan rupees bank loans (ii)	11	10	17.0	18.0
New Zealand dollar loans (iii)	519	-	6.82	-
Total bank loans including current portion	530	17		

(i) In fiscal 2001, $6 million of this loan held by a non-Australian controlled entity was secured against certain fixed and floating assets of that controlled entity. We sold our ordinary share holding in this non-Australian controlled entity in fiscal 2002.

(ii) This loan has not been secured, but a negative pledge has been given by our controlled entity and we have issued a letter of comfort.

(iii) This loan is secured against certain fixed and floating assets of our controlled entity TelstraClear Limited. For further details of assets pledged as security, refer note 12.

Our total bank loans are repayable over the next five years ending 30 June and after as follows:

	Telstra Group						
	2003	2004	2005	2006	2007	after 2007	Total
	$m	$m	$m	$m	$m	$m	$m
Bank loans	539	9	2	1,063	-	-	1,613

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(e) Telstra bonds

During fiscal 2002, $39 million of Telstra bonds matured. Telstra bonds have been issued to both retail and wholesale investors and have effective interest rates ranging from 3.5% to 12.67% (2001: 3.0% to 12.7%). They mature up until the year 2020 (2001: 2020). Our Telstra bonds are repayable over the next five years ending 30 June and after as follows:

	Telstra Group					
Coupon interest rate	up to 6.0%	up to 8.0%	up to 10.0%	up to 12.0%	up to 16.0%	Total
	$m	$m	$m	$m	$m	$m
Due in the year ending June 30						
2003	-	-	66	514	-	580
2004	158	45	7	-	-	210
2005	-	250	3	19	-	272
2006	-	-	12	504	-	516
2007	-	-	-	-	-	-
After 2007	35	1,510	28	44	32	1,649
	193	1,805	116	1,081	32	3,227
Unamortised discount						(40)
						3,187

(f) Other loans

Details of our other loans are presented in the table below:

Telstra Group - Other loans details	A$ amount		Interest rates		Maturity dates	
	As at 30 June		Year ended 30 June		As at 30 June	
	2002	2001	2002	2001	2002	2001
	A$m	A$m	%	%		
Australian dollar loans	-	6	-	-	-	between Dec 2003 and Dec 2005
US dollar loans	2,301	1,466	2.40% to 6.50%	5.25% to 7.06%	between July 2003 and April 2012	between July 2003 and April 2008
Euro eurobond loan	4,352	4,133	5.88% to 6.38%	6.03% to 6.49%	between June 2005 and June 2011	between June 2005 and June 2011
Deutschemark eurobond loan	891	845	5.13%	5.24%	April 2008	April 2008
French franc loan	399	377	6.00%	6.15%	December 2006	December 2006
Swiss franc eurobond loan	357	328	3.38%	3.50%	June 2005	June 2005
Japanese yen loans	415	285	0.33% to 5.58%	0.33% to 5.57%	between Oct 2002 and Sep 2010	between Oct 2002 and May 2008
Singapore dollar loans	100	108	3.80%	3.80%	March 2008	March 2008
Net (receivable)/payable on currency swaps entered to hedge these borrowings	(536)	(481)	-	-	-	-
Total other loans including current portion	8,279	7,067				

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(f) Other loans (continued)

Our other loans are repayable over the next five years ending 30 June and after as follows:

	Telstra Group						
	2003 $m	2004 $m	2005 $m	2006 $m	2007 $m	after 2007 $m	Total $m
Other loans	119	441	1,927	530	376	4,893	8,286
Unamortised discount							(7)
							8,279

(g) Finance leases

Details of minimum lease payments due under finance leases are presented as follows:

	Telstra Group						
	2003 $m	2004 $m	2005 $m	2006 $m	2007 $m	after 2007 $m	Total $m
Finance leases	22	19	2	-	-	-	43
Future finance charges							(2)
							41

(h) Net fair values

We determine net fair values of fixed rate loans and bonds issued using current risk adjusted market rates. The carrying amounts of bank overdrafts, bills of exchange and commercial paper, loans from joint venture entities and associated entities, bank loans and finance lease liabilities, are approximately equal to net fair value.

The net fair values of other borrowings where the carrying amounts (including accrued interest) are significantly different to their net fair values are shown below:

	Telstra Group Carrying amount (i) As at 30 June		Telstra Group Net fair value As at 30 June	
	2002 $m	2001 $m	2002 $m	2001 $m
Telstra bonds	3,253	2,280	3,472	2,472
Other loans (ii)	8,904	7,630	9,097	7,672

The difference between the carrying amounts and net fair values relates mainly to interest rate movements.

(i) The carrying amount represents principal and accrued interest.

(ii) The carrying amount and net fair value of other loans excludes cross currency swaps which are disclosed in note 29.

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(i) Financing arrangements

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2002	2001	2002	2001
	$m	$m	$m	$m
Our financing arrangements				
We have access to the following lines of credit:				
Credit standby arrangements				
Unsecured committed cash standby facilities which are subject to annual review	955	847	815	847
Amount of credit unused	896	847	815	847
Secured bank overdraft and term loan facilities	-	2	-	-
Amount of credit unused	-	2	-	-
Loan facilities				
Unsecured bank term loan facilities	2,313	4,592	2,313	4,432
Amount of credit unused	1,250	2,412	1,250	2,350

We have commercial paper facilities in place with financial institutions under which we may issue up to $16,088 million (2001: $17,756 million). As at 30 June 2002, we had drawn down $602 million (2001: $2,542 million) of these commercial paper facilities. These facilities are not committed and we have no guaranteed access to the funds. None of the facilities are underwritten.

Notes to the Financial Statements (continued)

	Note	Telstra Group As at 30 June 2002 $m	Telstra Group As at 30 June 2001 $m	Telstra Entity As at 30 June 2002 $m	Telstra Entity As at 30 June 2001 $m
17. Provisions					
Current					
Dividends payable	7	**1,415**	1,416	**1,415**	1,416
Employee entitlements (a)		**373**	429	**253**	362
Workers' compensation (1.18(b))		**41**	43	**38**	41
Other provisions		**74**	130	**17**	83
		1,903	2,018	**1,723**	1,902
Non current					
Employee entitlements (a)		**572**	584	**517**	516
Workers' compensation (1.18(b))		**229**	241	**218**	232
Other provisions		**47**	21	**22**	21
		848	846	**757**	769
(a) Employee entitlements consist of amounts for annual leave, long service leave and redundancy payments to employees (refer to note 1.18(a)).					
Total employee entitlements		**945**	1,013	**770**	878

The carrying amounts of all provisions are approximately equal to their net fair value.

	Telstra Group & Telstra Entity As at 30 June 2002 $m	2002 US$m	2001 $m	2000 $m
18. Contributed equity				
Issued and paid up capital				
12,866,600,200 fully paid ordinary shares (a)	**6,433**	**3,602**	6,433	6,433

(a) Each of our fully paid ordinary shares carries the right to one vote at a meeting of the company. Holders of our shares also have the right to receive dividends as declared, and to participate in the proceeds from sale of all surplus assets in proportion to the total shares issued in the event of the company winding up.

Notes to the Financial Statements (continued)

19. Employee share plans

(a) TESOP99 and TESOP97

As part of the Commonwealth sale of its shareholding in fiscal 2000 and fiscal 1998 we offered our eligible employees as defined by the employee share plans the opportunity to buy Telstra shares. The shares were ordinary shares of the Telstra Entity at the time of the offer.

These share plans were:

- the Telstra Employee Share Ownership Plan II (TESOP99); and
- the Telstra Employee Share Ownership Plan (TESOP97).

All eligible employees of the Telstra Entity and companies that Telstra owned greater than 50% equity were able to participate in the plans. Certain employees who were part time, casual, fixed term, on leave without pay or living outside Australia and contractors were not eligible to participate.

Generally, employees were offered interest free loans to acquire certain shares and in some cases became entitled to certain extra shares and loyalty shares as a result of participating in the plans. All shares acquired under the plans were transferred from the Commonwealth either to the employees or to the trustee for the benefit of the employees. Telstra ESOP Trustee Pty Ltd is the trustee for TESOP99 and TESOP97 and holds the shares on behalf of participants. This company is 100% owned by us.

While a participant remains an employee of the Telstra Entity, a company in which Telstra owns greater than 50% equity or the company which was their employer when the shares were acquired, there is no date by which the employee has to repay the loan, although early repayment can be made. The loan shares, extra shares and in the case of TESOP99, the loyalty shares, are generally subject to a restriction on the sale of the shares or transfer to the employee for three years, or until the relevant employment ceases (as well as full loan repayment for loan shares and TESOP97 extra shares). Approximately 80% of the dividends on the loan shares and TESOP97 extra shares held for the employees under the plans are used to repay their loans.

If a participating employee leaves the Telstra Entity, a company in which Telstra owns greater than 50% equity or the company which was their employer when the shares were acquired, the employee may be required to repay their loan within two months of leaving. This is the case except where the restriction period has ended because of the employee's death or disablement (in this case the loan must be repaid within 12 months).

If the employee does not repay the loan when required, the shares can be sold and the proceeds of sale used to repay the loan. Also, for TESOP99, the Government guaranteed an allocation of up to 5,000 shares for employees using their own funds to purchase shares in the public offer. These shares are directly held by the employees.

Further details on each of the plans are highlighted in the table below in section (c).

Telstra incurs expenses in relation to the administration of the trusts for TESOP97 and TESOP99. These are recognised in the statement of financial performance as incurred. The allocation of shares under these plans did not give rise to any other expense to be recognised by us.

(b) Telstra Growthshare Trust

Telstra Growthshare Trust commenced in fiscal 2000. Under the trust, Telstra operates three different share plans:

- Growthshare
- Directshare; and
- Ownshare

The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by us. Allocations are in the form of options, restricted shares, performance rights, directshares and ownshares under these plans. Refer to the tables in section (c) below for more information.

(i) Telstra Growthshare

Telstra Growthshare started in fiscal 2000. Its purpose is to align key executives' rewards with shareholders' interests, and reward performance improvement supporting business plans and corporate strategies.

The board determines who is invited to participate in Telstra Growthshare. Allocations are in the form of options, restricted shares and performance rights. An option, restricted share or performance right represents a right to acquire a share in Telstra. Generally, options, restricted shares and performance rights may only be exercised to acquire Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, the exercise price is paid by the executive.

Performance hurdle for options, restricted shares and performance rights

For allocations made during fiscal 2002, the applicable performance hurdle is based on comparing Telstra's total shareholder return (TSR) with the TSRs of the companies in the S&P/ASX 200 (Industrial) Index (peer group) within the performance period.

Notes to the Financial Statements (continued)

19.Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(i) Telstra Growthshare (continued)

Performance hurdle for options, restricted shares and performance rights (continued)

The companies in the peer group are anchored at the effective date of allocation, and this same peer group of companies are then tracked during the performance period. At the end of each quarter during the performance period, the 30 day average TSR is calculated for Telstra and the companies in the peer group for each trading day during that quarter.

The number of options and performance rights exercisable is dependant on whether, during the performance period, the Telstra 30 day average TSR achieves or exceeds the 50th percentile ranking when compared to the 30 day average TSR of the peer group, and the timing of when or if this occurs.

Both the number of options and the number of performance rights potentially exercisable are based on the following:

- If in the first quarter of the performance period Telstra's percentile ranking is the 50th percentile or above then:
  (i) the number of options and performance rights that become exercisable for that quarter is scaled proportionately from the 50th percentile (at which 100% of the allocation becomes exercisable) to the 75th percentile (at which 200% of the allocation becomes exercisable); and
  (ii) in subsequent quarters, the number that become exercisable is based on the same proportionate scale, but is reduced by the number of options or performance rights that have previously become exercisable.
- If in the first quarter of the performance period the percentile ranking is less than the 50th percentile then:
  (i) half of the allocation will lapse; and
  (ii) in subsequent quarters, 100% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.
- If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all options and performance rights will lapse.

For all allocations prior to 30 June 2001, the applicable performance hurdle was that the average Telstra Accumulation Index must exceed the average All Industrials Accumulation Index for thirty consecutive days within the performance period. If the performance hurdle is satisfied for these allocations, all of the relevant options or restricted shares would become exercisable (ie. they do not become exercisable on a proportionate basis).

Options

An executive is not entitled to Telstra shares before the options allocated under Growthshare are exercised. This means that the executive cannot use options to vote or receive dividends. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the expiry date; otherwise they will lapse. Once the options are exercised, Telstra shares will be transferred to the executive. Telstra provides loans to the trustee to enable it to purchase shares on market to underpin the options. When exercised, the executive pays for the shares at the exercise price and the loan is repaid to us. We receive interest on the loans to the trust.

On the basis that the executives must pay the exercise price of the options, which repays the loans made by Telstra, there is no expense to be included in our statement of financial performance. For the purposes of the United States generally accepted accounting principles (USGAAP) disclosures, the estimated fair value of the options was made at the date of grant using an approach consistent with the binomial and Black-Scholes valuation models. The compensation expense for USGAAP in relation to options allocated in fiscal 2002 was $41 million.

Restricted Shares

The executive is not entitled to Telstra shares before the restricted shares allocated under Growthshare vest. If the performance hurdle is satisfied in the performance period, restricted shares may be exercised at any time before the expiry date, otherwise they will lapse. Once the restricted shares have vested, they become restricted trust shares, which will generally be held by the trustee for the executive for a certain period. Once converted into restricted trust shares, the executive has an interest in Telstra shares and is entitled to dividends, other distributions, and voting rights.

Restricted trust shares are held by the Trustee until the earlier of:

- the period determined in accordance with the trust deed (refer to table in section (c));
- the executive finishes employment with Telstra; or
- a date nominated by the board.

The executive may exercise restricted shares at a cost of $1 in total for all restricted shares exercised. These shares are recorded as an expense to us when we provide funding to the trust to purchase them on market. In fiscal 2002, there was no restricted shares allocated and therefore no associated expense.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(i) Telstra Growthshare (continued)

Performance Rights

An executive is not entitled to Telstra shares before the performance rights allocated under Growthshare vest. If the performance hurdle is satisfied in the performance period, a specified number of performance rights as determined in accordance with the trust deed and terms of issue, will become vested performance rights. The vested performance rights can then be exercised at any time before the expiry date, otherwise they will lapse. Once the vested performance rights are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the performance rights (or vested performance rights) to vote or receive dividends.

Telstra shares will be transferred to the executive on exercise of vested performance rights. The executive may exercise the performance rights at a cost of $1 in total for all performance rights. Telstra shares are recorded as an expense to us when we provide funding to the trust to purchase them on market. In fiscal 2002, we recorded an expense of $6.5 million.

(ii) Telstra Directshare

Non-executive directors may be provided part of their fees in Telstra shares. Directors will receive 20% of their remuneration by way of directshares. Shares are acquired by the trustee from time to time and allocated to the participating directors on a 6 monthly basis, on dates determined by the trustee in its discretion. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses and rights issues) until they are transferred at expiration of the restriction period.

The restriction period continues:

- for five years from the date of allocation of the shares;
- until the participating director is no longer a director of or is employed by a company in the Telstra Group; or
- until the board of Telstra determines that an 'event' has occurred.

At the end of the restriction period, the directshares will be transferred to the participating director. The participating director is not able to deal in the shares until this transfer has taken place. There is no additional expense associated with shares allocated under this plan as the shares are paid for from an allocation of directors' fees.

(iii) Telstra Ownshare

Certain eligible employees may be provided part of their remuneration in Telstra shares. Those employees indicate a preference to be provided Telstra shares as part of their remuneration. Shares are acquired by the trustee from time to time and allocated to these employees at the time their application is accepted. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.

The restriction period continues:

- for three years or five years depending on the election made by the participant at the time of allocation;
- until the participant ceases to be employed by the Telstra Group; or
- until the board of Telstra determines that an 'event' has occurred.

At the end of the restriction period, the ownshares will be transferred to the participant. The participant is not able to deal in the shares until this transfer has taken place. We do not incur any additional expense associated with this plan as the shares allocated are paid for by employees through an allocation of remuneration.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information

The table below provides information about our TESOP99 and TESOP97 share plans:

	TESOP99	TESOP97
Date used to determine number of eligible employees	27 August 1999	20 September 1997
Date the plan started	16 October 1999	15 November 1997
Number of employees eligible to participate	53,900	64,309
Price paid by employee - first instalment	(16 October 1999) $4.50	(15 November 1997) $1.95
Price paid by employee - second instalment	(2 November 2000) $2.90	(17 November 1998) $1.35
Total price paid by employee and market price on date of issue	$7.40	$3.30
Number of shares each eligible employee was able to buy with interest free loan (loan shares)	400	2,000
Number of extra shares received by each eligible employee	one extra share for every four guaranteed allocation shares purchased up to a limit of 200	one extra share for every four loan shares or non-loan shares purchased up to a limit of 500
The date participating employees have full ownership of the loan shares and extra shares (i)	16 October 2002	15 November 2000
Number of employees who purchased loan shares	42,439	55,748
Total number of loan shares initially purchased	16,939,000	109,979,100
Total number of extra shares initially acquired relating to loan shares	(ii)	27,494,775
Number of employees who used their own funds to buy shares in TESOP and received extra shares	21,424	2,282
Number of shares initially purchased under TESOP with own funds	(iii)	3,776,732
Number of extra shares initially acquired by employees from using their own funds	(ii) 3,903,314	944,183
Total market value of shares at issue date (including extra shares)	$93,790,413 (first instalment) $58,832,889 (second instalment)	$277,279,841 (first instalment) $181,936,265 (second instalment)
Total initial loan made to employees	$76,225,500 (first instalment) $48,556,440 (second instalment)	$221,823,872 (first instalment) $144,401,940 (second instalment)
Loan discount paid on behalf of employees ($1 per loan)	$42,439	$55,748
Number of Commonwealth loyalty shares available to each eligible employee at no additional cost (shares need to be held for 12 months to qualify)	one for every 10 shares purchased in the Commonwealth component limited to 80	one for every 10 shares purchased in the public offer limited to 200
Number of employees who received Commonwealth loyalty shares	(iv)17,138	21,761
Number of loyalty shares issued	(iv) 1,243,305	3,162,222
Market value of Commonwealth loyalty shares issued	(iv) $7,696,058 ($6.19 per share)	$20,363,290 ($6.46 per share)

(i) In the case of all loan shares and extra shares acquired under TESOP97, the loan must be repaid in full before shares may be transferred to the employee.

(ii) For TESOP99, the extra shares were acquired under the Commonwealth component as a result of employees acquiring guaranteed allocation shares in the public offer using their own funds.

(iii) Does not include guaranteed allocation shares acquired by employees from the Commonwealth under the Commonwealth component.

(iv) TESOP99 loyalty shares were issued to eligible employees still holding their Commonwealth component shares on 2 November 2000 and did not prepay the final instalment.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

We provide the following information about Telstra Growthshare:

September 1999 offer of options and restricted shares:

	Growthshare 2000 options (v)	Growthshare 2000 restricted shares (v)
Number of executives who were allocated options and restricted shares	45	45
Effective commencement date of options and restricted shares	13 September 1999	13 September 1999
Performance hurdle period - i.e. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 13 September 2002 and 13 September 2004	period between 13 September 2002 and 13 September 2004
Number of options and restricted shares issued	3,370,000	573,500
Exercise price	$8.02 per option	$1 in total per holding as long as performance hurdle is met
Market value of shares on commencement date	$8.02 per share	$8.02 per share
Exercise date (once performance hurdle is met)	any time before 13 September 2009	any time before 13 September 2004

September 2000 offer of options and restricted shares:

	Growthshare 2001 options (v)	Growthshare 2001 restricted shares (v)
Number of executives who were allocated options and restricted shares	113	112
Effective commencement date of options and restricted shares	8 September 2000	8 September 2000
Performance hurdle period - i.e. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 8 September 2003 and 8 September 2005	period between 8 September 2003 and 8 September 2005
Number of options and restricted shares issued	4,684,200	961,900
Exercise price	$6.28 per option	$1 in total per holding as long as performance hurdle is met
Market value of shares on commencement date	$6.28 per share	$6.28 per share
Exercise date (once performance hurdle is met)	any time before 8 September 2010	any time before 8 September 2005

March 2001 offer of options and restricted shares:

	Growthshare 2001 options (v)	Growthshare 2001 restricted shares (v)
Number of executives who were allocated options and restricted shares	2	2
Effective commencement date of options and restricted shares	16 March 2001	16 March 2001
Performance hurdle period - i.e. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 16 March 2004 and 16 March 2006	period between 16 March 2004 and 16 March 2006
Number of options and restricted shares issued	168,710	43,817
Exercise price	$6.55 per option	$1 in total per holding as long as performance hurdle is met
Market value of shares on commencement date	$6.55 per share	$6.55 per share
Exercise date (once performance hurdle is met)	any time before 16 March 2011	any time before 16 March 2006

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

September 2001 offer of options and performance rights:

	Growthshare 2002 options (v)	Growthshare 2002 performance rights (v)
Number of executives who were allocated options and performance rights	155	155
Effective commencement date of options and performance rights	6 September 2001	6 September 2001
Performance hurdle period - i.e. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 6 September 2004 and 6 September 2006	period between 6 September 2004 and 6 September 2006
Number of options and performance rights issued (representing a 200% allocation or maximum entitlement available)	37,034,000	3,537,100
Exercise price	$4.90 per option	$1 per parcel of performance rights exercised as long as performance hurdle is met
Market value of shares on commencement date	$4.90 per share	$4.90 per share
Exercise date (once performance hurdle is met)	any time before 6 September 2011	any time before 6 December 2006

March 2002 offer of options and performance rights:

	Growthshare 2002 options (v)	Growthshare 2002 performance rights (v)
Number of executives who were allocated options and performance rights	4	4
Effective commencement date of options and performance rights	14 March 2002	14 March 2002
Performance hurdle period - i.e. over what time period executives have to satisfy performance hurdle to be eligible for shares	period between 14 March 2005 and 14 March 2007	period between 14 March 2005 and 14 March 2007
Number of options and performance rights issued (representing a 200% allocation or maximum entitlement available)	2,068,000	167,200
Exercise price	$5.63 per option	$1 per parcel of performance rights exercised as long as performance hurdle is met
Market value of shares on commencement date	$5.63 per share	$5.63 per share
Exercise date (once performance hurdle is met)	any time before 14 March 2012	any time before 14 June 2007

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

(v) Options, restricted shares and performance rights are subject to a performance hurdle. If this hurdle is not achieved they will have a $nil value and will lapse. As the achievement of the performance hurdle is uncertain a remuneration value is not attributed to the options, restricted shares or performance rights. Under Telstra's USGAAP disclosures (refer note 30), an approach consistent with the binomial and Black-Scholes pricing models was used to determine the fair value for options for the purpose of inclusion in the potential compensation expenses. The value of the allocations per security is as follows:

Offers	Growthshare options	Growthshare restricted shares	Growthshare performance rights
September 1999	$1.38	$5.64	(a)
September 2000	$0.89	$2.05	(a)
March 2001	$0.80	$2.15	(a)
September 2001	$0.90	(a)	$2.33
March 2002	$0.97	(a)	$2.51

(a) There were no allocations of performance rights or restricted shares in the relevant offer periods.

September 2000 allocation of directshares and ownshares:

	DirectShare Equity Plan	OwnShare Equity Plan
Number of eligible participants	11	4,405
Number of participants in the plan	11	306
Allocation date of shares	15 September 2000	15 September 2000
Number of shares allocated	13,426	373,557
Market value of shares on allocation date	$6.21 per share	$6.21 per share
Total market value of shares on allocation date	$83,375	$2,319,789

March 2001 allocation of directshares (vi):

	DirectShare Equity Plan
Number of eligible non-executive directors	10
Number of participants in the plan	10
Allocation date of shares	19 March 2000
Number of shares allocated	14,771
Market value of shares on allocation date	$6.55 per share
Total market value of shares on allocation date	$96,750

(vi) There were no allocations under the ownshare equity plan in March 2001.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

September 2001 allocation of directshares and ownshares:

	DirectShare Equity Plan	OwnShare Equity Plan
Number of eligible participants	11	6,263
Number of participants in the plan	10	321
Allocation date of shares	14 September 2001	14 September 2001
Number of shares allocated	19,445	333,911
Market value of shares on allocation date	$4.81 per share	$4.81 per share
Total market value of shares on allocation date	$93,531	$1,606,112

November 2001 allocation of ownshares (vii):

	OwnShare Equity Plan
Number of eligible employees (viii)	11,181
Number of participants in the plan	90
Allocation date of shares	2 November 2001
Number of shares allocated	98,042
Market value of shares on allocation date	$4.98 per share
Total market value of shares on allocation date	$488,249

(vii) There were no allocations under the directshare equity plan in November 2001.

(viii) The November 2001 allocation provided the opportunity for employees to take up ownshares as part of their ongoing remuneration.

March 2002 allocation of directshares (ix):

	DirectShare Equity Plan
Number of eligible non-executive directors	11
Number of participants in the plan	10
Allocation date of shares	14 March 2002
Number of shares allocated	18,117
Market value of shares on allocation date	$5.63 per share
Total market value of shares on allocation date	$101,999

(ix) There were no allocations under the ownshare equity plan in March 2002.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

Shareholdings by non-executive directors as at 30 June 2002 as allocated under the directshare equity plan. These shareholdings have been included in the total shareholding disclosures made in note 27.

	Total shares held as at 30 June 2001	14 September 2001 allocation	14 March 2002 allocation	Transferred on exiting the scheme	Total held as at 30 June 2002
	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares
Robert C Mansfield	6,886	4,990	4,263	-	16,139
John T Ralph	3,444	2,495	2,132	-	8,071
N Ross Adler (b)	2,153	1,560	-	(3,713)	-
Sam H Chisholm	-	-	-	-	-
Anthony J Clark	1,866	1,352	1,377	-	4,595
John E Fletcher	1,237	1,352	1,155	-	3,744
Belinda J Hutchinson (a)	-	-	1,664	-	1,664
Malcolm G Irving (b)	2,153	1,560	-	(3,713)	-
Catherine B Livingstone	1,237	1,352	1,155	-	3,744
Charles Macek (a)	-	-	1,554	-	1,554
Donald G McGauchie	1,866	1,352	1,155	-	4,373
Elizabeth A Nosworthy (b)	2,583	1,872	-	(4,455)	-
William A Owens (a)	-	-	1,997	-	1,997
Christopher I Roberts (c)	873	-	-	(873)	-
John W Stocker	2,153	1,560	1,665	-	5,378
Stephen W Vizard (c)	873	-	-	(873)	-
	27,324	19,445	18,117	(13,627)	51,259

(a) Belinda J Hutchinson, Charles Macek, and William A Owens were appointed on 16 November 2001.

(b) N Ross Adler, Malcolm G Irving, and Elizabeth A Nosworthy retired as directors on 16 November 2001. They have since exited the scheme and their shares have been transferred to them.

(c) Christopher I Roberts and Stephen W Vizard retired as directors during fiscal 2001, however their shareholdings were still held in trust as at 30 June 2001. They have now exited the scheme and their shares have been transferred to them.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

We provide the following information about all of our share plans:

	All employee share plans As at 30 June 2002	All employee share plans As at 30 June 2001
Market price of Telstra shares	**$4.66 per share**	$5.38 per share
Employee shares loan balance (total including current and non current excluding Growthshare option loans - note 9)	**$230 million**	$270 million
Loan to Telstra Growthshare (other receivables non current - note 9)	**$115 million**	$41 million
TESOP99		
Remaining employees with loan shares	**37,492**	39,247
Remaining number of loan shares	**14,965,500**	15,666,400
Remaining number of extra shares	**2,784,590**	3,190,823
Remaining number of loyalty shares	**1,081,671**	1,243,305
TESOP97		
Remaining employees with loan shares	**25,665**	30,024
Remaining employees with non loan shares	**-**	-
Remaining number of loan shares	**50,778,700**	59,378,500
Remaining number of extra shares	**12,694,675**	14,844,625
Growthshare 2000 (i)		
Number of executives with Growthshare 2000 options (ii) (iii)	**29**	31
Number of executives with Growthshare 2000 restricted shares (ii) (iii)	**28**	30
Number of Growthshare 2000 options outstanding (iii)	**2,125,667**	2,262,667
Number of Growthshare 2000 restricted shares outstanding (iii)	**350,688**	374,000
Growthshare 2001 (inclusive of both September and March allocations) (i)		
Number of executives with Growthshare 2001 options (ii) (iv)	**104**	111
Number of executives with Growthshare 2001 restricted shares (ii) (iv)	**103**	110
Number of Growthshare 2001 options outstanding (iv)	**4,189,551**	4,486,168
Number of Growthshare 2001 restricted shares outstanding (iv)	**870,700**	929,758
Growthshare 2002 (inclusive of both September and March allocations)		
Number of executives with Growthshare 2002 options (ii) (vi)	**156**	(v)
Number of executives with Growthshare 2001 performance rights (ii) (vi)	**156**	(v)
Number of Growthshare 2002 options outstanding (vi)	**38,569,695**	(v)
Number of Growthshare 2002 performance rights outstanding (vi)	**3,653,441**	(v)

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

(i) Prior year comparatives have been restated to include executives who have ceased employment but have retained partial eligibility under the plan arrangements.

(ii) The number of executives includes those executives which have ceased employment but retain partial eligibility under the plan arrangements.

(iii) 112,000 options (2001: 368,000 options) and 19,000 restricted shares (2001: 61,000 restricted shares) lapsed in relation to 2 executives (2001: 5 executives) who left our employment in fiscal 2002. A further 25,000 (2001: 33,333) options and 4,312 (2001: 21,000) restricted shares have lapsed in relation to 3 (2001: 1) executives who left our employment in fiscal 2002 and who retain partial eligibility under the plan arrangements.

(iv) 219,400 options (2001: 290,700 options) and 45,200 restricted shares (2001: 60,100 restricted shares) lapsed in relation to 7 executives (2001: 6 executives) who left our employment in fiscal 2002. A further 77,217 (2001: 115,542) options and 13,858 (2001: 23,859) restricted shares have lapsed in relation to 8 (2001: 3) executives who left our employment in fiscal 2002 and who retain partial eligibility under the plan arrangements.

(v) Options and performance rights were not allocated under this plan during fiscal 2001.

(vi) 338,000 options and 32,200 performance rights lapsed in relation to 3 executives who left our employment in fiscal 2002. A further 194,305 options and 18,659 performance rights have lapsed in relation to 4 executives who left our employment in fiscal 2002 and who retain partial eligibility under the plan arrangements.

	All employee share plans As at 30 June 2002	All employee share plans As at 30 June 2001
DirectShares		
Number of non-executive directors with directshares (vii)	**10**	12
Number of directshares outstanding (vii)	**51,259**	27,324
OwnShares		
Number of employees with ownshares (vii)	**400**	294
Number of ownshares outstanding (vii)	**737,643**	349,553

(vii) 28 employees (2001: 12 employees) have exited the ownshare equity plan during fiscal 2002 and 43,863 shares (2001: 24,004 shares) have been transferred to participants. 5 non-executive directors (2001: 1 non-executive director) have exited the directshare equity plan and 13,627 shares (2001: 873 shares) have been transferred from the trust.

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(c) Share plan information (continued)

(d) Keycorp Limited employee share plans

Until 28 June 2002, we consolidated Keycorp Limited's (Keycorp) financial results and position. Effective from this date, we have given up our right to appoint a majority of directors to the board of this company and, thus, are no longer in a position of control (refer to note 24 for further details). During the year, Keycorp operated an employee share ownership plan and employee share option incentive plan independent of the Telstra Entity plans, TESOP99, TESOP97 and Telstra Growthshare.

Employee share ownership plan

All employees of Keycorp can subscribe for shares under the employee share ownership plan. Keycorp shares are acquired at the prevailing share price in the open market and held for the benefit of, and in the name of, the participating employees.

At year end, 210 employees (2001: 294 employees), including directors, are eligible to participate in the plan through remuneration sacrifice or profit share allocations from the Keycorp Group. Keycorp expenses their contribution to the plan company in the year the profit share obligation is incurred. Shares purchased during the reporting period totalled 34,397 (2001: 5,335). At 30 June 2002, Keycorp no longer formed part of the Telstra group.

Employee share option incentive plan

During fiscal 2002, 228,000 options were issued to employees (2001: 200,000 options were issued during our period of control). 106,000 options lapsed (2001: 144,000 lapsed during our period of control) and 33,500 options expired (2001: nil options expired). Nil options (2001: nil) were exercised at the exercise prices of $3.00, $2.68 and $0.90. At 30 June 2002, the Telstra group no longer consolidates the obligations under Keycorp's Employee Share Option Incentive Plan.

The price payable by eligible employees for options is determined as the weighted average market price for Keycorp shares traded on the Australian stock exchange for the five days preceding the date of the offer of options.

The market price of Keycorp ordinary shares closed at $0.85 (2001: $2.31) on 28 June 2002.

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2002	2001	2002	2001
	$m	$m	$m	$m

20. Expenditure commitments

(a) Capital expenditure commitments

	2002	2001	2002	2001
Total capital expenditure commitments contracted for at balance date but not recorded in the financial statements:				
Within 1 year	**379**	303	**353**	569
Within 1-2 years	**148**	226	**131**	219
Within 2-3 years	**139**	203	**114**	203
Within 3-4 years	**109**	199	**106**	199
Within 4-5 years	**109**	170	**106**	170
After 5 years	**23**	140	**23**	140
	907	1,241	**833**	1,500

The capital expenditure commitments above include contracts for building and improving our networks and software enhancements.

	2002	2001	2002	2001
Included in the amounts above are capital commitments relating to information technology services (i):				
Within 1 year	**186**	188	**181**	181
Within 1-2 years	**97**	158	**92**	158
Within 2-3 years	**90**	152	**90**	152
Within 3-4 years	**88**	147	**88**	147
Within 4-5 years	**88**	132	**88**	132
After 5 years	**5**	102	**5**	102
	554	879	**544**	872

(i) These capital commitments predominantly relate to amounts to be spent on software assets developed for internal use under a 10 year contract with IBM Global Services Australia Limited (IBMGSA) (Refer Note 20(d)(ii) for other commitments relating to IBMGSA).

(b) Operating lease commitments

	2002	2001	2002	2001
Future lease payments for non-cancellable operating leases not recorded in the financial statements:				
Within 1 year	**221**	197	**148**	165
Within 1-2 years	**164**	171	**117**	134
Within 2-3 years	**86**	111	**67**	104
Within 3-4 years	**58**	59	**44**	57
Within 4-5 years	**46**	40	**34**	37
After 5 years	**152**	96	**54**	94
	727	674	**464**	591

In addition, we have commitments under cancellable operating leases of $492 million for fiscal 2003 (2001: $451 million for fiscal 2002). The Telstra Entity has commitments under cancellable operating leases of $404 million for fiscal 2003 (2001: $382 million for fiscal 2002).

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

Description of our operating leases

We have operating leases for the following major services:

- rental of land and buildings;
- rental of motor vehicles, caravan huts and trailers and mechanical aids; and
- rental of personal computers, laptops and printers that are used in non communications plant activities.

The average lease term is:

- six years for land and buildings;
- four years for motor vehicles, five years for light commercial vehicles and seven to twelve years for trucks and mechanical aids; and
- three years for personal computers and related equipment.

Contingent rental payments only exist for motor vehicles and are not significant compared to total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.

We do not have any purchase options in our operating leases.

Operating leases related to our personal computers and associated equipment had average interest rates of 5.5% for fiscal 2002 (5.8% for fiscal 2001).

		Telstra Group		Telstra Entity	
		As at 30 June		As at 30 June	
		2002	2001	2002	2001
	Note	$m	$m	$m	$m
(c) Finance lease commitments					
Within 1 year		22	15	7	7
Within 1-2 years		19	16	1	8
Within 2-3 years		2	8	-	1
Within 3-4 years		-	5	-	-
Within 4-5 years		-	-	-	-
Total minimum lease payments		43	44	8	16
Future finance charges on finance leases		(2)	(4)	-	(1)
Present value of net future minimum lease payments		41	40	8	15
Recorded as current borrowings	16	20	10	7	5
Recorded as non current borrowings	16	21	30	1	10
Total finance lease liabilities	16	41	40	8	15

Included in finance lease commitments of the Telstra Entity are finance leases with our joint venture entity Reach Ltd of $nil (2001: $12 million). The current amount of these finance leases is $nil (2001: $5 million). The non current amount is $nil (2001: $6 million).

Description of our finance leases

We have finance leases for the following major services:

- communications exchange equipment made in US dollars; and
- computer mainframes, computer processing equipment and other related equipment.

The average lease term is:

- 14 years for communications exchange equipment made in US dollars; and
- three years for computer mainframe and associated equipment.

Communications exchange equipment leases in Japanese yen have purchase options at 10% of the lease value.

We entered into US finance leases for communications exchange equipment in fiscal 2000 and fiscal 1999. We have prepaid all lease rentals due under the terms of these leases. We have guaranteed that the lease payments will be paid as scheduled over the lease term to the ultimate lessor. We received guarantee fees of $39 million in fiscal 2000 and $37 million for fiscal 1999. These fees are recorded in revenue received in advance and are being released to the statement of financial performance over the term of the leases being 14 years. The structure of each lease includes an early buy out option with approximately 10 years remaining.

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

Interest rates for our finance leases are:

- US dollar communication assets between 4.25% and 5.06%; and
- computer mainframe, computer processing equipment and associated equipment between 8.26% and 9.36%.

	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
(d) Other commitments				
Other expenditure commitments, other than commitments dealt with in (a), (b) and (c) above, which have not been recorded in the financial statements are:				
Within 1 year	**1,125**	833	**844**	685
Within 1-2 years	**651**	650	**467**	535
Within 2-3 years	**553**	556	**374**	447
Within 3-4 years	**487**	473	**308**	373
Within 4-5 years	**489**	428	**309**	328
After 5 years	**1,427**	784	**22**	305
	4,732	3,724	**2,324**	2,673

The other expenditure commitments above include contracts for purchase of capacity, printing, engineering and operational support services, software maintenance, agency fees and building maintenance. The above commitments also include commitments relating to our investment in FOXTEL (refer note 24) and commitments relating to information technology services (other than those disclosed as capital commitments) as follows:

FOXTEL commitments (i):				
Within 1 year	**139**	102	**-**	-
Within 1-2 years	**139**	100	**-**	-
Within 2-3 years	**139**	100	**-**	-
Within 3-4 years	**139**	100	**-**	-
Within 4-5 years	**139**	100	**-**	-
After 5 years	**1,174**	480	**-**	-
	1,869	982	**-**	-
Commitments relating to information technology services (ii)				
Within 1 year	**386**	370	**375**	370
Within 1-2 years	**316**	360	**316**	360
Within 2-3 years	**305**	344	**305**	344
Within 3-4 years	**299**	335	**299**	335
Within 4-5 years	**305**	317	**305**	317
After 5 years	**18**	298	**18**	298
	1,629	2,024	**1,618**	2,024

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

(i) Joint venture entity commitments amount to approximately A$3,738 million (US$2,060 million) (2001: A$1,964 million, US$997 million), the majority of which relate to the following commitments:

- Minimum subscriber guarantees (MSG) for pay television programming agreements. These agreements are for periods of between 1 and 18 years (2001: 1 and 19 years) and are based on current prices and costs under agreements entered into between the FOXTEL Partnership and various other parties. These minimum subscriber payments fluctuate in accordance with price escalation/ reduction formulas contained in the agreements.

- From 31 December 2001, FOXTEL has increased its MSG commitments under a new perpetual pay television programming agreement for Foxsports. This has had the effect of increasing our share of the FOXTEL MSG commitments.

Refer also to note 21 'FOXTEL minimum subscriber guarantees', for further information.

(ii) Commitments for information technology (IT) services predominantly result from a contract with IBMGSA. Under the IBMGSA contract, IBMGSA will provide IT services to the Telstra Entity and selected Australian controlled entities for a period of 10 years from 30 June 1998. The Telstra Entity is committed to a total amount of $2,026 million (2001: $2,896 million) over the period, of which $458 million (2001: $872 million) relates to a capital commitment (refer note 20(a)).

Under an International Services Agreement Australia (AISA) signed with Reach Ltd we are committed over five years to the purchase of switched voice, international transmission and global internet access services to meet certain percentages of our annual capacity requirement ("committed services"). The committed services may also include the services for the carriage of calls or data between places outside of Australia.

Notes to the Financial Statements (continued)

21. Contingent liabilities and contingent assets

We have no significant contingent assets as at 30 June 2002. The details and maximum amounts (where reasonable estimates can be made) are set out below for contingent liabilities.

Telstra Entity

Common law claims

Certain common law claims by employees and third parties are yet to be resolved. The maximum amount of these contingent liabilities cannot be reasonably estimated. Management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity's financial position, results of operations or cash flows.

Indemnities, performance guarantees and financial support

We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:

- Indemnities to financial institutions to support bank guarantees to the value of $311 million (2001: $343 million) in respect of the performance of contracts.

- Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $219 million (2001: $217 million).

- Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $nil (2001: $2 million) and a requirement that the entity remains our controlled entity.

- Guarantee of the performance of joint venture entities under contractual agreements to a maximum amount of $422 million (2001: $567 million).

- Guarantee of the performance of a third party for lease payments to be made by the third party, on our behalf, over the 16 year terms of the finance leases. The lease payments over the remaining period of the lease amount to $1,256 million (US$709 million) (2001: $1,221 million (US$620 million)).

- During fiscal 1998, we resolved to provide our associated entity, IBM Global Services Australia Limited (IBMGSA), with our pro rata 26% share of shareholder guarantees on a several basis up to $210 million. These guarantees may be made with IBMGSA bankers, or directly to IBMGSA customers. Our shareholding in IBMGSA, and our pro rata share of any future payments made under the shareholder guarantees, reduced to 22.6% during fiscal 2000. We issued a shareholder guarantee of $68 million on behalf of IBMGSA during fiscal 2000. As at 30 June 2002, $142 million (2001: $142 million) of the $210 million guarantee facility remains unused.

- Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it.

Controlled entities

Indemnities provided by our controlled entities

At 30 June 2002, our controlled entities had outstanding indemnities in respect of obligations to financial institutions and corporations. The maximum amount of our controlled entities' contingent liabilities in respect of these indemnities was $58 million (2001: $9 million).

During fiscal 2002, our controlled entity Hong Kong CSL Limited (HK CSL) guaranteed a performance bond of $57 million (HK$250 million) issued by a bank to the Office of Telecommunications Authority of Hong Kong (OFTA) in respect of the 3G licence awarded to HK CSL. The performance bond equals the minimum annual fees payable to the OFTA for the next five years. Total expenditure commitments pursuant to the 3G licence, including the next five years, are represented within other commitments in note 20.

Other

The PT Mitra Global Telekomunikasi Indonesia (MGTI) joint venture agreement (JVA) was renegotiated during the financial year ending 30 June 2000. The revised JVA reduced the amount of base equity to be contributed by shareholders from US$340 million to US$208 million (which has now been contributed).

However, Telstra Global Limited (TGL), under the JVA, may be severally liable for calls against standby equity that would be made by MGTI if certain conditions are met. Should this equity be called, TGL will be liable to contribute additional equity of $30 million (US$17 million) (2001: $33 million (US$17 million)). If the other shareholders in MGTI default on contributing their share of a standby equity call, TGL may be liable to contribute an additional $120 million (US$68 million) (2001: $133 million (US$68 million)) as standby equity.

TGL has granted a limited recourse pledge over its shares in MGTI in support of MGTI's obligations under a $850 million (US$480 million) (2001: $945 million (US$480 million)) Loan Agreement dated 23 September 1996 between MGTI and various lenders. As a result of agreements with lenders reached in September 1999 the facility is now limited to the debt drawn and outstanding. The outstanding debt under this facility is currently $175 million (US$99 million) (2001: $214 million (US$109 million)). Repayments are being made on schedule. The lenders have no recourse under the pledge to the assets of Telstra Global Limited other than to its shares in MGTI (except in the case of a breach of representation, warranty or covenant by TGL).

Notes to the Financial Statements (continued)

21. Contingent liabilities and contingent assets (continued)

Controlled entities (continued)

Other (continued)

In February 2001, changes in Indonesian banking regulations required MGTI to cash in currency hedges associated with the loan facility. These hedges yielded a gain of $75 million (US$38 million), which was applied against the principal of the loan.

Other

FOXTEL minimum subscriber guarantees

The Telstra Entity and its partners, News Corporation and Publishing and Broadcasting Limited, and Telstra Media and its partner, Sky Cable, have entered into agreements relating to pay television programming with various parties. These involve commitments for minimum subscriber fees. Due to joint and several liability under the agreements, if News Corporation, Publishing and Broadcasting Limited or Sky Cable fail to meet any of their obligations, the Telstra Entity and Telstra Media would be contingently liable to the extent of those failures. Refer note 20 for details of minimum subscriber guarantee commitments.

ASIC deed of cross guarantee

A list of the companies that are part of our deed of cross guarantee appear in note 23. Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 23 for further information.

Notes to the Financial Statements (continued)

22. Superannuation commitments

The employee superannuation schemes that we participate in or sponsor exist to provide benefits for our employees and their dependants after finishing employment with us. It is our policy to contribute to the schemes at rates specified in the governing rules for accumulation schemes or at rates determined by the actuaries for defined benefit schemes.

Commonwealth Superannuation Scheme (CSS) and the Telstra Superannuation Scheme (Telstra Super or TSS)

Before 1 July 1990, eligible employees of the Telstra Entity were members of the Commonwealth Superannuation Scheme (CSS). The CSS is a defined benefit scheme for Commonwealth Public Sector employees. Under the CSS, we are responsible for funding all employer financed benefits that arise from 1 July 1975 for employees who are CSS members. For the CSS, employer contributions by us and other employers that participate in the CSS are paid to the Commonwealth Consolidated Revenue Fund. Employee contributions to the CSS are separately managed.

On 1 July 1990, the Telstra Superannuation Scheme (Telstra Super) was established. Telstra Super has both defined benefit and accumulation divisions. A majority of our CSS members transferred to Telstra Super when it was first established. As CSS members transferred, the liability for benefits for their past service was transferred to Telstra Super, and a transfer of assets was payable from the CSS to Telstra Super (deferred transfer values).

The benefits received by members of each defined benefit scheme take into account factors such as the employee's length of service, final average salary, employer and employee contributions.

As at 30 June 2000, S J Schubert FIAA completed an actuarial investigation of Telstra's obligations of the CSS and K O'Sullivan FIAA completed an actuarial investigation of the two defined benefit divisions of Telstra Super.

As per the recommendations within the previous actuarial investigation completed as at 30 June 1997, we ceased making employer contributions to the defined benefit divisions of Telstra Super other than the additional contributions under the arrangement which is further described below. The actuarial investigation of Telstra Super as at 30 June 2000 reported that a surplus continued to exist. As a result, it was recommended that we continue on a contribution holiday until 30 June 2004, by which time the next actuarial investigation as at 30 June 2003 will be complete. This contribution holiday includes the contributions otherwise payable to the accumulation divisions of Telstra Super.

In June 1999, the Minister for Finance and Administration signed a document which allowed the CSS surplus at the time ($1,428 million) to be transferred to Telstra Super over a 40 year period. Any CSS surplus amounts transferred from the CSS to Telstra Super are taxed at the rate of 15%. The CSS actuarial investigation as at 30 June 2000 was conducted during fiscal 2001. The Department of Finance and Administration is currently considering the results of the actuarial investigation. Based on the results of the CSS actuarial investigation, our actuary has recommended that the schedule to transfer the residual notional fund surplus be reviewed to take into account the revised surplus position.

The CSS investigation by the actuary also recommended that we continue to make no employer contributions to the CSS. We will review our contribution rate for both Telstra Super and the CSS at the next actuarial reviews, both of which are due to be completed by 30 June 2004 with an effective date of 30 June 2003.

Prior to 29 August 2000, we had an ongoing arrangement to pay an additional $121 million each year to Telstra Super over 16 years ending 30 June 2011. This contribution commitment was independent of the contribution holiday advised by our actuary.

On 29 August 2000, the trustee of Telstra Super and the Commonwealth (who guaranteed our payments) released us from our obligation to make these additional contributions. As part of the terms of the release, we have agreed to provide such future employer payments to Telstra Super as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members' vested benefits) of the defined benefit divisions of Telstra Super in the range of 100-110%.

The trustee of Telstra Super agreed to the release of the obligation based on actuarial advice that the removal of these additional contributions, coupled with Telstra's contribution commitment, will maintain the solvency level of Telstra Super at a satisfactory level (refer to note 3 for the financial effect of the removal of this obligation). The VBI of the defined benefit divisions was approximately 129% as at 30 June 2002 (145% at 30 June 2001).

At 30 June 2001, our controlled entity Pacific Access Pty Ltd contributed to a superannuation scheme with both accumulation and defined benefit divisions. The Pacific Access Superannuation Scheme (PA Scheme) was transferred to Telstra Super on 1 July 2001. From 19 August 2002, Pacific Access Pty Ltd is known as Sensis Pty Ltd.

Other superannuation schemes

Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in a superannuation scheme. We acquired a 60% controlling interest in Joint Venture (Bermuda) No 2 Limited and its controlled entities, including HK CSL, on 7 February 2001. We acquired full ownership of HK CSL on 28 June 2002 (refer note 23).

This HK CSL Scheme is established under trust and is administered by an independent trustee. At 30 June 2002, the scheme is in the name of PCCW-HKT Limited, which is HK CSL's previous immediate parent. The scheme is defined benefit in nature whereby benefits are based on the employees remuneration and length of service.

Notes to the Financial Statements (continued)

22. Superannuation commitments (continued)

Financial position

The financial position of the defined benefit divisions of Telstra Super, and our Notional Fund in the CSS, HK CSL Scheme and the former PA Scheme is shown as follows:

	Net scheme assets		Accrued benefits		Net surplus (a)		Vested benefits	
	As at 30 June		As at 30 June		As at 30 June		As at 30 June	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m
Telstra Super (i)	**4,804**	5,375	**3,078**	3,050	**1,726**	2,325	**3,734**	3,715
CSS (ii)	**7,479**	7,479	**3,865**	3,865	**3,614**	3,614	**4,091**	4,091
PA Scheme (iii)	**-**	39	**-**	38	**-**	1	**-**	37
HK CSL Scheme	**73**	69	**73**	66	**-**	3	**73**	66
	12,356	12,962	**7,016**	7,019	**5,340**	5,943	**7,898**	7,909
Less 85% residual notional fund surplus (i)	**(1,195)**	(1,330)	**-**	-	**(1,195)**	(1,330)	**-**	-
Total	**11,161**	11,632	**7,016**	7,019	**4,145**	4,613	**7,898**	7,909

(a) Net surplus is the excess of net scheme assets over accrued benefits.

(i) Amounts for the defined benefit divisions of Telstra Super have been taken from the audited financial report of the scheme as at 30 June 2002. Telstra Super amounts as at 30 June 2001 have been taken from the audited financial report of the scheme as at 30 June 2001. The scheme assets are stated at net market values.

Telstra Super net scheme assets include the carrying value of the CSS residual notional fund surplus as at 30 June 2002 of $1,406 million (2001: $1,565 million). The CSS residual notional fund surplus balance represents the revised surplus position recognised as receivable by Telstra Super. As any amounts transferred from the CSS to Telstra Super are taxed at the rate of 15%, the adjustment in the table represents 85% of the residual notional fund surplus which should be reduced from net scheme assets and net surplus to eliminate the recognition of the CSS surplus by Telstra Super.

(ii) The CSS amounts show our share of the benefit liability in respect to past service of our employees and former employees who are members of the CSS. The CSS amounts for both 30 June 2002 and 30 June 2001 are based on notional amounts shown in the actuarial valuation dated 30 June 2000, subject to the following:

- deferred transfer values of $2,142 million have been excluded from the CSS net scheme assets, accrued benefits and vested benefits as Telstra Super is responsible for CSS members transferred to Telstra Super. Amounts for deferred transfer values have been recognised by Telstra Super;
- the net surplus of $3,614 million excludes $694 million related to the present value of future service liabilities. By including the $694 million, the surplus of notional assets over total liabilities for the CSS is $2,920 million; and
- it has been recommended that the surplus of $2,920 million, less superannuation contributions tax at the rate of 15%, be transferred to Telstra Super as previously described in this note. This amount is yet to be approved by the Department of Finance and Administration and may be subject to change.

(iii) At 1 July 2001, the entire PA Scheme was transferred to Telstra Super. Amounts for the defined benefit divisions of the PA Scheme have been included in the financial report of Telstra Super as at 30 June 2002. As at 30 June 2001, amounts for the PA Scheme included both defined benefits and accumulation benefits measured as at 30 June 2001.

Employer contributions

Employer contributions made to:

- the defined benefits divisions of Telstra Super were $nil for the past three fiscal years;
- the CSS were $nil for the past three fiscal years;
- the defined benefit divisions of the Hong Kong CSL Limited scheme for fiscal 2002 were $7 million (2001: $3 million from date of acquisition); and
- the accumulation divisions of Telstra Super (including the PA Scheme) for fiscal 2002 were $6 million (2001: $8 million; 2000: $6 million), including voluntary salary sacrifice contributions made at the discretion of the employee of $1 million (2001: $2 million; 2000: $1 million).

Telstra Super additional contributions during fiscal 2002 were $nil (2001: $nil; 2000: $121 million). As described in this note, the Trustee of Telstra Super and the Commonwealth released us from our obligation to make these additional contributions. Contributions in fiscal 2000 included $89 million recorded in borrowing cost expenses, with $32 million reducing the amount payable.

Notes to the Financial Statements (continued)

23. Investments in controlled entities

Below is a list of our investments in controlled entities.

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a) As at 30 June 2002 $m	2001 $m	% of equity held by immediate parent As at 30 June 2002 %	2001 %
Parent entity					
Telstra Corporation Limited (1) (14)	Australia				
Controlled entities					
Telecommunications Equipment Finance Pty Ltd (5) *	Australia	-	-	-	-
Telstra Finance Limited (1) (4)	Australia	-	-	100.0	100.0
Telstra Corporate Services Pty Ltd *	Australia	6	6	100.0	100.0
Transport Communications Australia Pty Ltd *	Australia	4	4	100.0	100.0
Telstra ESOP Trustee Pty Ltd (4) (7) *	Australia	-	-	100.0	100.0
Telstra Growthshare Pty Ltd (4) (7) *	Australia	-	-	100.0	100.0
On Australia Pty Ltd (1) (14)	Australia	11	11	100.0	100.0
Telstra Media Pty Ltd (1)	Australia	347	311	100.0	100.0
Telstra Multimedia Pty Ltd (1)	Australia	1,720	1,720	100.0	100.0
Telstra International Limited (1)	Australia	84	84	100.0	100.0
Telstra OnAir Holdings Pty Ltd *	Australia	302	302	100.0	100.0
• Telstra OnAir Infrastructure Holdings Pty Ltd *	Australia	-	-	100.0	100.0
• Telstra 3G Spectrum Holdings Pty Ltd *	Australia	-	-	100.0	100.0
Telstra New Wave Pty Ltd (formerly Telstra R&D Management Pty Ltd) (1) (16)	Australia	1	1	100.0	100.0
• Hypertokens Pty Ltd (11) *	Australia	-	-	100.0	-
Telstra Holdings Pty Ltd (1) (14)	Australia	5,810	4,015	100.0	100.0
• Beijing Australia Telecommunications Technical Consulting Services Company Limited (9) (10) (11)	China	-	-	100.0	-
• *Telstra Holdings (Bermuda) No 2 Limited (10)*	*Bermuda*	-	-	100.0	100.0
• Joint Venture (Bermuda) No. 2 Limited (10) (12)	Bermuda	-	-	100.0	60.0
• Bestclass Holdings Ltd (10)	British Virgin Islands	-	-	100.0	100.0
• Hong Kong CSL Limited (10)	Hong Kong	-	-	100.0	100.0
• Integrated Business Systems Limited (10)	Hong Kong	-	-	100.0	100.0
• One2Free Personalcom Limited (10)	Hong Kong	-	-	100.0	100.0
• CSL Limited (10)	Hong Kong	-	-	100.0	100.0
• RWC, HK Limted (10) (11)	Hong Kong	-	-	100.0	-
• Telstra Holdings (Bermuda) No 1 Limited (10)	Bermuda	-	-	100.0	100.0
• Telstra International HK Limited (formerly Telstra Retail (HK) Limited (10) (16)	Hong Kong	-	-	100.0	100.0
• Telstra IDC Holdings Limited (10)	Bermuda	-	-	100.0	100.0
• Telstra Japan Retail K.K. (10)	Japan	-	-	100.0	100.0
• Telstra Wholesale Inc. (10)	United States	-	-	100.0	100.0
• Mobitel (Pvt) Limited (10)	Sri Lanka	-	-	60.0	60.0
• Telstra New Zealand Limited (3) (10)	New Zealand	-	-	100.0	100.0
• Telstra Limited (10)	New Zealand	-	-	100.0	100.0
• Telstra Global Limited (10) (14)	United Kingdom	-	-	100.0	100.0
• Telstra Europe Limited (10)	United Kingdom	-	-	100.0	100.0
• PT Telstra Nusantara (10)	Indonesia	-	-	100.0	100.0
• Telstra Inc. (10) (14)	United States	-	-	100.0	100.0

(continued over page)

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent	
		As at 30 June		As at 30 June	
		2002	2001	2002	2001
		$m	$m	%	%
Controlled entities (continued)					
• North Point Telecommunications Inc. (10) (14)	United States	-	-	-	100.0
• Telstra eConnect LLC (3) (10)	United States	-	-	-	100.0
• Telstra Wholesale Trading Inc. (10) (14)	United States	-	-	-	100.0
• Telstra Vishesh Communications Private Limited (10) (14)	India	-	-	-	47.1
• Telstra South Asia Holdings Limited (3) (10)	Mauritius	-	-	100.0	100.0
• Telstra India Private Limited (10)	India	-	-	100.0	100.0
• TelstraClear Limited (formerly TelstraSaturn Limited) (10) (13) (14)	New Zealand	-	-	58.4	50.0
• Saturn Communications Limited (10) (13)	New Zealand	-	-	100.0	-
• Paradise.Net Limited (10) (13)	New Zealand	-	-	100.0	-
• Kiwi Cable Company Limited (10) (13)	New Zealand	-	-	100.0	-
• Netlink Limited (10) (13)	New Zealand	-	-	100.0	-
• TelstraSaturn Holdings Limited (10) (13)	New Zealand	-	-	100.0	-
• CLEAR Communications Limited (10) (13) (14)	New Zealand	-	-	100.0	-
• CLEAR Communications (Australia) Pty Limited (10) (13) (14)	Australia	-	-	100.0	-
• ZFREE Limited (10) (13) (14)	New Zealand	-	-	100.0	-
• ZTALK Limited (10) (13) (14)	New Zealand	-	-	100.0	-
Telstra Communications Limited (1)	Australia	29	29	100.0	100.0
• Telecom Australia (Saudi) Company Limited (3) (6) (9) (10)	Saudi Arabia	-	-	50.0	50.0
Telstra Rewards Pty Ltd (4) *	Australia	14	-	100.0	100.0
• Telstra Visa Card Trust (3)	Australia	-	-	100.0	100.0
• Qantas Telstra Card Trust (3)	Australia	-	-	100.0	100.0
• Telstra Visa Business Card Trust (3)	Australia	-	-	100.0	100.0
Telstra Media Holdings Pty Ltd (1)	Australia	29	29	100.0	100.0
• Telstra Enterprise Services Pty Ltd (formerly Advantra Pty Ltd) (1) (16)	Australia	-	-	100.0	100.0
• Telstra Pay TV Pty Ltd (formerly Telstra Datacasting Pty Ltd) (1) (16)	Australia	-	-	100.0	100.0
Telstra CB Holdings Limited (1)	Australia	898	898	100.0	100.0
• Telstra CB.net Limited (1)	Australia	-	-	100.0	100.0
• Telstra CB.Com Limited (1)	Australia	-	-	100.0	100.0
• Telstra CB.fs Limited (1)	Australia	-	-	100.0	100.0
• Keycorp Limited (2)	Australia	-	-	47.9	50.8
• Technical Parts & Services Pty Ltd (2)	Australia	-	-	-	100.0
• Keycorp Solutions Limited (2)	Australia	-	-	-	100.0
• Electronic Financial Technologies Pty Ltd (2) *	Australia	-	-	-	100.0
• Sparad (No. 31) Pty Ltd (2) *	Australia	-	-	-	100.0
• Keytec (No. 2) Pty Ltd (2)	Australia	-	-	-	100.0
• Budbade Pty Ltd (2)	Australia	-	-	-	100.0
• Keytec Pty Ltd (2)	Australia	-	-	-	100.0
• Keycorp USA Limited (2) (10)	United States	-	-	-	100.0

(continued over page)

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Name of entity	Country of incorporation	Telstra Entity's recorded amount of investment (a)		% of equity held by immediate parent	
		As at 30 June		As at 30 June	
		2002	2001	2002	2001
		$m	$m	%	%
Controlled entities (continued)					
• Tillsmith Systems, INC. (2) (10)	United States	-	-	-	100.0
• Keycorp Investments Pty Ltd (2)	Australia	-	-	-	100.0
• E-Point Pty Ltd (2)	Australia	-	-	-	100.0
• Keycorp Technologies Pty Ltd (2)	Australia	-	-	-	100.0
• Nobil I.T. Australia Pty Ltd (2)	Australia	-	-	-	100.0
• Keycorp (Asia) Pty Ltd (2) (10)	Hong Kong	-	-	-	100.0
• Nobil Information Technology Corporation Inc (2) (10)	Canada	-	-	-	100.0
• Nobil IT Canada Corporation (2) (10)	Canada	-	-	-	100.0
• Tillsmith Systems Inc. (2) (10)	Canada	-	-	-	100.0
• Keycorp (NZ) Limited (2) (10)	New Zealand	-	-	-	100.0
• Keycorp (NZ) Finance Limited (2) (10)	New Zealand	-	-	-	100.0
• IDL (NZ) Limited (2) (10)	New Zealand	-	-	-	100.0
• Nobil IT (NZ) Limited (2) (10)	New Zealand	-	-	-	100.0
• Keycorp Systems Limited (2) (10)	United Kingdom	-	-	-	100.0
• KYC Pty Ltd (2) *	Australia	-	-	-	73.0
• Camtech Asia IT & T Sdn Bhd (2) (10)	Malaysia	-	-	-	95.0
• Camtech R&D Pty Ltd (2) *	Australia	-	-	-	100.0
• InsNet Pty Ltd (1)	Australia	-	-	100.0	100.0
• Australasian Insurance Systems Pty Ltd (1)	Australia	-	-	100.0	100.0
• TRC Computer Systems Pty Ltd (1)	Australia	-	-	100.0	100.0
• DBA Limited (1)	Australia	-	-	100.0	100.0
• Brokerlink Pty Ltd (1)	Australia	-	-	81.3	81.3
• DBA Computer Systems Pty Ltd (1)	Australia	-	-	100.0	100.0
• Brokerlink Pty Ltd (1)	Australia	-	-	18.7	18.7
• Unilink Group Pty Ltd (1)	Australia	-	-	100.0	100.0
Pacific Access Pty Ltd (1) (16)	Australia	121	121	100.0	100.0
• CitySearch Australia Pty Ltd (11) *	Australia	-	-	100.0	-
• CitySearch Canberra Pty Ltd (11) *	Australia	-	-	100.0	-
• Telstra Retail Pty Ltd *	Australia	-	-	100.0	100.0
• Telstra Retail Services Pty Ltd *	Australia	-	-	100.0	100.0
• Pacific Access Enterprises Pty Ltd *	Australia	-	-	100.0	100.0
• WorldCorp Holdings (S) Pte Ltd (10)	Singapore	-	-	100.0	100.0
• WorldCorp Publishing Pte Ltd (10)	Singapore	-	-	100.0	100.0
Network Design and Construction Limited (1) (15)	Australia	177	177	100.0	100.0
• NDC Global Holdings Pty Ltd (1)	Australia	-	-	100.0	100.0
• NDC New Zealand Limited (10)	New Zealand	-	-	100.0	100.0
• NDC Telecommunications India Private Limited (10)	India	-	-	100.0	100.0
• PT NDC Indonesia (10)	Indonesia	-	-	95.0	95.0
• NDC Global Philippines, Inc (9) (10)	Philippines	-	-	100.0	100.0
• NDC Global Services (Thailand) Limited (10) (11)	Thailand	-	-	49.0	49.0
• NDC Global Holdings (Thailand) Limited (10) (11)	Thailand	-	-	90.4	-
• NDC Global Services (Thailand) Limited (10) (11)	Thailand	-	-	51.0	-
• NDC Global Services Pty Ltd *	Australia	-	-	100.0	100.0
Total investment in controlled entities (at cost)	note 11	9,553	7,708		
Provision for reduction in value	note 11	(4,875)	(4,442)		
	note 11	4,678	3,266		

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

(a) The amounts recorded are before any provision for reduction in value (refer note 11).

* These entities are Australian small proprietary limited companies which are not required to prepare and lodge individual audited financial reports with the ASIC.

ASIC deed of cross guarantee

(1) The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):

- Telstra Corporation Limited;
- Telstra Holdings Pty Ltd;
- Telstra International Limited;
- Telstra Communications Limited;
- Telstra New Wave Pty Ltd (formerly Telstra R&D Management Pty Ltd);
- Telstra Multimedia Pty Ltd;
- On Australia Pty Ltd;
- Telstra Media Holdings Pty Ltd;
- Network Design and Construction Limited;
- Pacific Access Pty Ltd;
- Telstra CB Holdings Limited;
- Telstra CB.net Limited;
- Telstra CB.Com Limited;
- Telstra CB.fs Limited;
- InsNet Pty Ltd;
- Australasian Insurance Systems Pty Ltd;
- TRC Computer Systems Pty Ltd;
- DBA Limited;
- Brokerlink Pty Ltd;
- DBA Computer Systems Pty Ltd;
- Unilink Group Pty Ltd;
- Telstra Media Pty Ltd;
- Telstra Enterprise Services Pty Ltd (formerly Advantra Pty Ltd);
- Telstra Pay TV Pty Ltd (formerly Telstra Datacasting Pty Ltd) *; and
- NDC Global Holdings Pty Ltd *.

Telstra Finance Limited is trustee to the deed of cross guarantee.

* These entities were added to the deed of cross guarantee during fiscal 2002 by an assumption deed dated 19 June 2002.

The deed of cross guarantee was formed under ASIC Class Order 98/1418, including subsequent amendments made to this class order. This class order was dated 13 August 1998 and has been amended by class orders 98/2017, 00/321, 01/1087 and 02/248. Under this class order and the deed of cross guarantee, the companies listed above, except for Telstra Finance Limited:

- form a closed group and extended closed group as defined in the class order;
- do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra Corporation Limited; and
- guarantee the payment in full of the debts of the other named companies in the event of their winding up.

The consolidated assets and liabilities of the closed group and extended closed group at 30 June 2002 and 2001 is presented according to ASIC class order 98/1418 (as amended) as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Closed Group Statement of Financial Position	Closed Group As at 30 June 2002 $m	2001 $m
Current assets		
Cash assets	**528**	1,336
Receivables	**5,254**	8,973
Inventories	**196**	281
Other assets	**1,244**	801
Total current assets	**7,222**	11,391
Non current assets		
Receivables	**725**	1,776
Inventories	**9**	8
Investments - accounted for using the equity method	**80**	189
Investments - other	**3,838**	1,705
Property, plant and equipment	**22,166**	22,256
Future income tax benefit	**131**	113
Intangible assets	**376**	477
Other assets	**2,197**	2,096
Total non current assets	**29,522**	28,620
Total assets	**36,744**	40,011
Current liabilities		
Payables	**2,185**	2,316
Interest-bearing liabilities	**1,624**	5,854
Income tax payable	**596**	611
Provisions	**1,879**	2,016
Revenue received in advance	**1,241**	1,369
Total current liabilities	**7,525**	12,166
Non current liabilities		
Payables	**127**	120
Interest-bearing liabilities	**11,845**	11,365
Income tax payable	**-**	91
Deferred income tax	**1,917**	1,490
Provisions	**823**	846
Revenue received in advance	**438**	456
Total non current liabilities	**15,150**	14,368
Total liabilities	**22,675**	26,534
Net assets	**14,069**	13,477
Shareholders' equity		
Contributed equity	**6,433**	6,433
Reserves	**13**	26
Retained profits	**7,623**	7,018
Shareholders' equity available to the closed group	**14,069**	13,477

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee (continued)

(1) (continued)

The consolidated net profit of the Closed Group and Extended Closed Group for the fiscal years ended 30 June 2002 and 2001 is presented according to ASIC class order 98/1418 (as amended) as below. This excludes Telstra Finance Limited. All significant transactions between members of the Closed Group have been eliminated.

Closed Group Statement of Financial Performance and Retained Profits reconciliation	**Closed Group**	
	Year ended 30 June	
	2002	2001
	$m	$m
Ordinary activities		
Profit before income tax expense	**4,973**	6,462
Income tax expense	**1,763**	2,185
Net profit available to the closed group	**3,210**	4,277
Retained profits at the beginning of the financial year available to the closed group	**7,018**	5,186
Transfer out of the closed group (1) (a)	**225**	-
Total available for distribution	**10,453**	9,463
Dividends provided for or paid	**2,830**	2,445
Retained profits at the end of the financial year available to the closed group	**7,623**	7,018

(1) (a) The consolidated assets and liabilities of the closed group includes closed group members'equity accounted investments and investments in controlled entities that are not members of the closed group. Investments in controlled entities which are not part of the closed group are recorded at cost less provision for diminution and are not consolidated as part of this group.

On 12 December 2001, we acquired a further 8.4% shareholding in TelstraClear Limited (TelstraClear) (previously TelstraSaturn Limited) giving us a 58.4% controlling interest. Prior to 12 December 2001, TelstraClear was a joint venture entity and included as an equity accounted investment in the closed group. The current year net profit available to the closed group includes year to date equity accounted losses for TelstraClear of $75 million for the period 1 July 2001 to 12 December 2001.

The transfer out of retained profits in fiscal 2002 of $225 million represents accumulated equity accounted retained losses as at 12 December 2001. From this date, the investment is no longer equity accounted and is included in the closed group at cost less provision for diminution.

(2) We signed a deed poll effective 28 June 2002, whereby we have given up our rights to appoint a majority of the directors to the board of Keycorp Limited (Keycorp). Accordingly, we no longer have the capacity to control this entity. We have deconsolidated the Keycorp group as at 28 June 2002 and have reclassified our investment from a controlled entity to an associated entity on the basis that we have the capacity to significantly influence Keycorp's operating and financial policies.

Liquidations

(3) As at 30 June 2002, the following companies were in voluntary liquidation:

- Telecom Australia (Saudi) Company Ltd; and
- Telstra New Zealand Limited.

The following companies were liquidated during fiscal 2002:

- Telstra eConnect LLC on 19 December 2001; and
- Telstra South Asia Holdings Limited on 18 June 2002.

During fiscal 2002, we entered into arrangements to transfer responsibility for the operation and funding of the Telstra Visa Card, the Qantas Telstra Visa Card and the Telstra Visa Business Card loyalty programs and related trusts from Telstra. Telstra's involvement with these trusts will be dissolved during fiscal 2003.

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Rounded investments

(4) The cost of the Telstra Entity's investments in controlled entities, which is not shown when rounded to the nearest million dollars is as follows:

	As at 30 June	
	2002	2001
	$	$
Telstra Rewards Pty Ltd	#	2
Telstra Finance Limited	5	5
Telstra ESOP Trustee Pty Ltd	2	2
Telstra Growthshare Pty Ltd	1	1

Investment greater than $1 million as at 30 June 2002.

Controlled entities with no equity ownership

(5) We do not have an equity investment in Telecommunications Equipment Finance Pty Ltd. As we have effective control over this entity through economic dependency we have consolidated it into the group financial report. This company does not have any significant assets or liabilities.

Controlled entities with equity ownership less than or equal to 50%

(6) We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the board of directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows into our financial report.

Trusts which are not consolidated

(7) We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). We do not control or significantly influence the trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf.

We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust. We do not control or significantly influence the trust as beneficial ownership and control remains with the executives who participate in the share plans administered by the trustee on their behalf.

For the reasons mentioned above we have not consolidated any of these trusts.

Entities where we own greater than 50% equity but do not classify as controlled

(8) We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super or TSS). We do not consolidate Telstra Super Pty Ltd, as we do not control the board of directors. The board has equal representation of employee representatives, and is therefore classified as an associated entity as we have significant influence over Telstra Super Pty Ltd (refer note 24).

Controlled entities with different balance dates

(9) The following companies have different balance dates to our balance date of 30 June for fiscal 2002:

- Telecom Australia (Saudi) Company Limited - 31 December;
- Beijing Australia Telecommunications Technical Consulting Services Company Limited - 31 December; and
- NDC Global Philippines, Inc - 31 December.

Financial reports prepared as at 30 June are used for consolidation purposes.

Controlled entities not individually audited by the Australian National Audit Office

(10) Companies not audited by the Australian National Audit Office, our Australian statutory auditor.

New incorporations and investments

(11) We have invested in or incorporated the following entities during fiscal 2002:

- RWC, HK Limited on 17 August 2001;
- Hypertokens Pty Ltd on 11 April 2002;
- Beijing Australia Telecommunications Technical Consulting Services Company Limited on 25 January 2002;
- NDC Global Holdings (Thailand) Limited on 19 July 2001;
- CitySearch Australia Pty Ltd on 23 May 2002; and
- CitySearch Canberra Pty Ltd on 23 May 2002.

We also acquired an additional 51% interest in NDC Global Services (Thailand) Limited on 27 July 2001. We controlled this entity prior to this acquisition.

The amounts initially invested were not significant.

(12) On 28 June 2002, PCCW redeemed in full the US$750 million 2007 convertible note held by us. We valued this note on a yield to maturity basis and adjusted the value in our accounts accordingly. At 28 June 2002, this note was valued at $1,329 million.

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

New incorporations and investments (continued)

(12) (continued)

The fair value of the redemption was applied to acquire PCCW's 40% interest in Joint Venture (Bermuda) No 2 Limited (known as Regional Wireless Company or RWC) and to subscribe for a new US$190 million (A$337 million) mandatorily converting secured note issued by PCCW. As a result of the above transactions we now own 100% of RWC. The fair value of the acquisition for the additional 40% investment in RWC was $992 million. Refer note 13 for additional information on goodwill acquired.

(13) On 12 December 2001, we acquired a further 8.4% shareholding in TelstraClear Limited for $40 million giving us a 58.4% controlling interest. This coincided with a change in name from TelstraSaturn Limited to TelstraClear Limited. Prior to this date TelstraSaturn Limited was a joint venture entity and equity accounted.

Our investment in TelstraClear Limited includes its controlled entities as listed below:

- Saturn Communications Limited;
- Paradise.Net Limited;
- Kiwi Cable Company Limited;
- Netlink Limited;
- TelstraSaturn Holdings Limited;
- CLEAR Communications Limited;
- CLEAR Communications (Australia) Pty Limited;
- ZFREE Limited; and
- ZTALK Limited;

Within a period of 15 months from 12 December 2001, the minority shareholder is entitled to acquire that part of our shareholding that would return the ownership structure of TelstraClear to its previous 50% owned joint venture structure. The price for these shares would be a defined premium to market value.

In addition to this, the minority shareholder also holds a put option under which they are entitled to sell their entire shareholding in TelstraClear to us at a strike price based on the market value of the shares at the time of exercise of the option. This option is only exercisable after 30 June 2004, for a specified period of time. We hold a corresponding call option over the minority shareholder's interest in TelstraClear, under which we are entitled to acquire their shareholding under the same terms as the put option held by them. Should either of these options be exercised, we would hold a 100% ownership interest in TelstraClear.

Sales and mergers

(14) The following entities were sold or merged during fiscal 2002:

- On 19 December 2001, North Point Telecommunications merged with Telstra Inc.;
- On 31 March 2002, shares in Telstra Wholesale Trading Inc. were transferred to Reach Ltd (Reach). Economic benefits in Telstra Wholesale Trading Inc. were attributed to Reach during fiscal 2001 and up until 31 March 2002 as part of the original sale of our global wholesale business in the prior year; and
- On 13 May 2002, as part of an exit strategy, we sold our ordinary shares in Telstra Vishesh Communications Private Limited and acquired non voting preference shares for $11 million on the same date. Accordingly, this entity is no longer a controlled entity and is recorded as an investment in other corporations. It is expected that the preference shares will be sold during fiscal 2003.

The following entities were sold between entities within the Telstra group:

- The following entities were sold by CLEAR Communications Limited to TelstraClear Limited on 30 June 2002:
  - ZFREE Limited;
  - ZTALK Limited; and
  - CLEAR Communications (Australia) Pty Ltd.
- On 30 November 2001, On Australia Pty Ltd sold its business to Telstra Corporation Limited. From this date the company is dormant.
- On 30 June 2002, Telstra Global Limited sold its investment in Telstra Inc. to Telstra Holdings Pty Ltd.

Dividends received by the Telstra Entity

(15) Dividends were received by the Telstra Entity during fiscal 2002 from the following entities:

- Network Design and Construction Limited $nil (2001: $23.3 million); and
- Advanced Network Management Pty Ltd $nil (2001: $0.2 million).

Change of company names

(16) The following entities changed names during fiscal 2002:

- Telstra Datacasting Pty Limited changed its name to Telstra Pay TV Pty Ltd on 4 April 2002;
- Telstra R&D Management Pty Ltd changed its name to Telstra New Wave Pty Ltd on 22 August 2001;
- Advantra Pty Ltd changed its name to Telstra Enterprise Services Pty Limited on 29 August 2001; and
- Telstra Retail (HK) Limited changed its name to Telstra International HK Limited on 9 November 2001.

On 19 August, 2002, Pacific Access changed its name to Sensis Pty Ltd.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities

Our investments in joint venture entities are listed below:

Name of joint venture entity	Principal activities	Ownership interest		Telstra Group's recorded amount of investment (*)		Telstra Entity's recorded amount of investment (*)	
		As at 30 June		As at 30 June		As at 30 June	
		2002	2001	2002	2001	2002	2001
		%	%	$m	$m	$m	$m
(i) Joint venture entities							
FOXTEL Partnerships (#)	Pay television	50.0	50.0	42	47	-	-
Customer Services Pty Ltd (1)	Customer service	50.0	50.0	-	-	-	-
FOXTEL Management Pty Ltd (1)	Management services	50.0	50.0	-	-	-	-
FOXTEL Cable Television Pty Ltd (1) (3)	Pay television	80.0	80.0	-	-	-	-
Reach Ltd (incorporated in Bermuda) (a)	International connectivity services to wholesale customers	50.0	50.0	945	854	-	-
DataOne Corporation Pte Ltd (incorporated in Singapore) (a) (1)	Internet hosting company	20.0	20.0	-	2	-	-
Dynegy Connect LP (incorporated in USA) (a) (9)	Intellectual property and software	-	20.0	-	95	-	-
Stellar Call Centres Pty Ltd (2)	Call centre services and solutions	50.0	50.0	9	5	3	3
TelstraClear Limited (formerly TelstraSaturn Limited) (incorporated in New Zealand) (11) (12)	Telecommunications carrier and service provider	58.4	50.0	-	79	-	-
Xantic B.V. (incorporated in The Netherlands) (a)	Global satellite communications	35.0	35.0	114	110	-	-
Investment 2000 Pty Ltd (a) (1) (8)	Olympic business investment opportunities	25.0	25.0	-	-	-	-
IDC Limited (incorporated in Bermuda) (a)	Dormant	50.0	50.0	-	-	-	-
TNAS Limited (incorporated in New Zealand) (b) (1) (7)	Toll free number portability in New Zealand	50.0	-	-	-	-	-
			note 11	1,110	1,192	3	3

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership combined.

(a) Balance date is 31 December.

(b) Balance date is 31 March.

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting.

(*) The Telstra Group carrying amounts are equity accounted. The Telstra Entity's carrying amounts are at cost less any provision for reduction in value. Refer note 1.10(b) for details of our equity accounting policy. All amounts recorded are net of provision for reduction in value.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Our investments in associated entities are listed below:

Name of associated entity	Principal activities	Ownership interest As at 30 June 2002 %	Ownership interest As at 30 June 2001 %	Telstra Group's recorded amount of investment (*) As at 30 June 2002 $m	Telstra Group's recorded amount of investment (*) As at 30 June 2001 $m	Telstra Entity's recorded amount of investment (*) As at 30 June 2002 $m	Telstra Entity's recorded amount of investment (*) As at 30 June 2001 $m
(ii) Associated entities							
IBM Global Services Australia Limited (a) (1) (2)	Information technology services	**22.6**	22.6	**-**	2	**-**	-
Australian-Japan Cable Holdings Limited (incorporated in Bermuda) (a)	Network cable provider	**39.9**	39.9	**34**	11	**-**	-
Solution 6 Holdings Limited (13) .	Business software system provider	**15.2**	19.1	**14**	34	**-**	10
ECard Pty Ltd	Smart card transaction processing	**41.0**	41.0	**12**	16	**31**	20
PT Mitra Global Telekomunikasi Indonesia (incorporated in Indonesia) (a) (14)	Telecommunications services	**20.3**	20.3	**27**	3	**-**	-
Telstra Super Pty Ltd (1) (4)	Superannuation trustee	**100.0**	100.0	**-**	-	**-**	-
Myinternet Limited (formerly myinternet.com.au Pty Ltd) (1) (12)	Educational portal	**21.1**	20.9	**-**	1	**-**	-
Keycorp Limited (1) (5) (10)	Electronic transactions solutions	**47.9**	50.7	**-**	-	**-**	-
Keytec Nominees Pty Ltd (1) (10) .	Trustee company	**-**	40.0	**-**	-	**-**	-
Telstra Foundation Limited (1) (6)	Charitable trustee organisation	**100.0**	-	**-**	-	**-**	-
CityLink Limited (incorporated in New Zealand) (b) (1) (7)	Provider of wholesale fibre bandwidth	**27.1**	-	**-**	-	**-**	-
			note 11	**87**	67	**31**	30

(a) Balance date is 31 December.

(b) Balance date is 31 March.

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting.

(*) The Telstra Group carrying amounts are equity accounted. The Telstra Entity's carrying amounts are at cost less any provision for reduction in value. Refer note 1.10(b) for details of our equity accounting policy. All amounts recorded are net of provision for reduction in value.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Share of joint venture entities and associated entities net losses/ (profits)

	Year ended 30 June	
	2002	2001
	$m	$m
Our net loss/(profit) from joint venture entities and associated entities has been contributed by the following entities:		
Joint venture entities		
- FOXTEL Partnerships	**47**	38
- Stellar Call Centres Pty Ltd (2)	**(4)**	(2)
- TelstraClear Limited (formerly TelstraSaturn Limited) (11) (12)	**75**	85
- Xantic B.V.	**-**	36
- Telecom Services Kiribati Limited (2)	**-**	(1)
- Harmony Telecommunications Pty Ltd	**-**	4
- Dynegy Connect LP (9)	**12**	16
- Reach Ltd	**(53)**	(48)
- DataOne Corporation Pte Ltd (1)	**2**	-
	79	128
Associated entities		
- IBM Global Services Australia Limited (1) (2)	**(7)**	(2)
- Australian-Japan Cable Holdings Limited	**12**	2
- Solution 6 Holdings Limited (13)	**(9)**	53
- ECard Pty Ltd	**15**	5
- PlesTel Operating Trust (2)	**-**	(11)
- Myinternet Limited (formerly myinternet.com.au Pty Ltd) (1) (12)	**-**	8
- PT Mitra Global Telekomunikasi Indonesia (14)	**(9)**	-
	2	55
	81	183

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Joint venture entities and associated entities notes

Rounded investments

(1) The carrying amount of our investment in joint venture entities and associated entities which are not shown when rounded to the nearest million dollars:

	Carrying amount of investment			
	Telstra Group		Telstra Entity	
	As at 30 June		As at 30 June	
	2002	2001	2002	2001
	$	$	$	$
(i) Joint venture entities				
Customer Services Pty Ltd	*	*	-	-
FOXTEL Management Pty Ltd	1	1	-	-
FOXTEL Cable Television Pty Ltd (3)	*	*	-	-
Investment 2000 Pty Ltd (8)	*	*	12	12
DataOne Corporation Pte Ltd	*	-	-	-
TNAS Limited (7)	-	-	-	-
(ii) Associated entities				
Telstra Super Pty Ltd (4)	*	*	2	2
Keytec Nominees Pty Ltd (10)	-	40	-	-
IBM Global Services Australia Limited (2)	#	**	-	-
Myinternet Limited (12)	*	**	-	-
Keycorp Limited (5)	*	-	-	-
CityLink Limited (7)	296,272	-	-	-
Telstra Foundation Limited (6)	-	-	-	-

* Equity accounted amount of investment is suspended and the investment is recorded at zero due to losses made by the entities or as a result of reducing the equity accounted amount to zero.

\# During fiscal 2001, we resumed equity accounting. However, at 30 June 2002 equity accounting was again suspended due to additional losses being recorded.

** Investment rounded to greater than $1 million in fiscal 2001.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Joint venture entities and associated entities notes (continued)

Dividends received from joint venture and associated entities

(2) We received or were presently entitled to receive dividends and distributions from the following entities during fiscal 2002:

- Telecom Services Kiribati Limited $nil (2001: $0.558 million);
- PlesTel Operating Trust $nil (2001: $0.282 million);
- IBM Global Services Australia Limited $8.977 million (2001: $nil); and
- Stellar Call Centres Pty Ltd $0.146 million (2001: $nil).

Associated entities where we own more than 50% equity

(3) We own 80% of the equity of FOXTEL Cable Television Pty Ltd. This entity is disclosed as a joint venture entity, as the outside equity shareholders have participating rights that prevent us from dominating the decision making of the board of directors. Effective voting power is restricted to 50% and we have joint control.

(4) We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super or TSS). We do not consolidate Telstra Super Pty Ltd, as we do not control the board of directors. The board has equal representation with employee representatives, and is therefore classified as an associated entity as we have significant influence over Telstra Super Pty Ltd.

Equity accounted investments previously consolidated

(5) We signed a deed poll effective 28 June 2002, whereby we have given up our rights to appoint a majority of the directors to the board of Keycorp Limited (Keycorp). Accordingly, we no longer have the capacity to control the company.

We have deconsolidated the Keycorp group from 28 June 2002 and have reclassified the investment from a controlled entity to an associated entity on the basis that we have the capacity to significantly influence the operating and financial policies.

Our interest in Keycorp has decreased to 47.9% (from 50.75% at 30 June 2001) due to three separate dilutions in our shareholdings.

We have equity accounted our share of Keycorp's post acquisition losses and reserves to the extent that the investment carrying value is reduced to $nil and as at 30 June 2002 equity accounting was suspended. The equity method of accounting will not recommence until our share of profits and reserves exceeds the cumulative prior year share of losses and reserve reductions.

New incorporations and investments

(6) On 13 March 2002, we incorporated Telstra Foundation Limited (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member. We have not contributed any equity to TFL on incorporation. TFL is the trustee of the Telstra Community Development Fund and manager of Telstra's Kids Fund. The principal activity of the fund is to support charitable organisations with a focus on improving the lives of Australia's children and young people. We do not consolidate TFL as we do not control the board of directors. However, due to our board representation we significantly influence TFL.

(7) On 12 December 2001, we acquired an investment in CityLink Limited and TNAS Limited as part of our acquisition of a controlling interest in TelstraClear Limited (refer (11) below). Both entities are associates of TelstraClear Limited.

Liquidation and de-registration of companies

(8) Investment 2000 Pty Ltd is currently in liquidation.

Sale of investments

(9) On 20 August 2001, we exercised a put option requiring Dynegy Inc. to return our 20% investment in Dynegy Connect LP. As a result, we transferred the investment balance to other current receivables. We expect to receive the carrying amount in full, however final settlement is currently subject to litigation.

Investments no longer equity accounted

(10) On 15 November 2001, we acquired an additional 60% shareholding in Keytec Nominees Pty Ltd (Keytec) which resulted in Keytec becoming a controlled entity of Keycorp and consolidated into the Telstra Group. Prior to this date, Keytec was classified as an associated entity and equity accounted. From 28 June 2002, the investment is no longer consolidated on the basis that we no longer control Keycorp (refer (5) above).

(11) On 12 December 2001, we acquired a further 8.4% shareholding in TelstraClear Limited (formerly TelstraSaturn Limited) giving us a controlling interest. Prior to this date TelstraClear Limited was a joint venture entity and equity accounted.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Joint venture entities and associated entities notes (continued)

Change of company names

(12) The following investments changed their names during the year:

- myinternet.com.au Pty Ltd changed its name to Myinternet Limited on 26 July 2001; and
- TelstraSaturn Limited changed its name to TelstraClear Limited on 12 December 2001.

Associated entities where we own less than 20% of issued shares

(13) Our investment in Solution 6 Holdings Limited (Solution 6) has decreased from 19.1% at 30 June 2001 to 15.2% as at 30 June 2002 due to a dilution in our shareholding. We are the largest single shareholder and have entitlement to appoint a director to the board of Solution 6. On this basis we have the capacity to affect substantially the financial and operating policies of the entity and continue to record the investment as an associated entity.

Resumption of equity accounting during fiscal 2002

(14) Equity accounting for PT Mitra Global Telekomunikasi Indonesia was suspended during fiscal 1998 due to the investment balance being written down to its recoverable amount of $nil. This was primarily due to uncertainties in the Indonesian economy. We resumed equity accounting during fiscal 2002 following a reassessment of the recoverability of our investment.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Joint venture and equity accounting information

The movements in the consolidated equity accounted amount of our joint venture and associated entity investments are summarised as follows:

		Joint venture entities		Associated entities	
		Telstra Group		**Telstra Group**	
		Year ended/As at 30 June		**Year ended/As at 30 June**	
		2002	2001	**2002**	2001
	Note	**$m**	$m	**$m**	$m
Carrying amount of investments at beginning of year		**1,192**	284	**67**	166
Additional investments made during the year		**67**	1,924	**39**	11
		1,259	2,208	**106**	177
Share of profits/(losses) before income tax expense		**38**	(11)	**(1)**	(29)
Share of income tax expense		**(41)**	(25)	**(2)**	(3)
Share of net losses		**(3)**	(36)	**(3)**	(32)
Amortisation of unrealised inter-entity profits after income tax		**47**	39	**1**	12
Write-off of notional goodwill		**-**	(71)	**-**	(31)
Amortisation of notional goodwill		**(123)**	(60)	**-**	(4)
Share of net losses		**(79)**	(128)	**(2)**	(55)
Adjusted for initial unrealised inter-entity profits after income tax		**-**	(875)	**-**	-
Dividends and distributions received		**-**	(1)	**(9)**	-
Share of reserves		**53**	3	**(18)**	-
Share of foreign currency translation reserve and movements due to exchange rate translations		**45**	(34)	**10**	1
Sale/transfers of investments during the year		**(168)**	(3)	**-**	(30)
Carrying amount of investments before reduction to recoverable amount		**1,110**	1,170	**87**	93
Reduction in value of investments to recoverable amount		**-**	22	**-**	(26)
Carrying amount of investments at end of year	11	**1,110**	1,192	**87**	67
Our share of contingent liabilities of joint venture entities and associated entities - we are not directly liable for these		**1**	1	**-**	-
Our share of capital commitments contracted for, by our joint venture entities and associated entities - we are not directly liable for these		**239**	253	**44**	99
Our share of other expenditure commitments contracted for (other than the supply of inventories), by our joint venture entities and associated entities - we are not directly liable for these		**287**	684	**70**	92
Summarised presentation of our share of all of our associates' assets, liabilities and net profits/(losses) (including equity accounted investments that have been suspended) (a):					
Net profits/(losses)				**3**	(51)
Assets				**571**	571
Liabilities				**474**	486

(a) These disclosures only apply to associated entities. Refer below for the disclosures that apply to joint venture entities.

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Joint venture and equity accounting information (continued)

Other disclosures for joint venture entities

Summarised presentation of our share of all joint venture entities' assets, liabilities and profit and loss items (including equity accounted investments that have been suspended):

	Joint venture entities **Telstra Group**	
	Year ended/As at 30 June	
	2002	2001
	$m	$m
Current assets	**547**	662
Non current assets	**3,654**	3,719
Total assets	**4,201**	4,381
Current liabilities	**566**	779
Non current liabilities	**1,742**	1,557
Total liabilities	**2,308**	2,336
Net assets	**1,893**	2,045
Total revenues	**1,839**	1,556
Total expenses	**1,825**	1,565
Profits/(losses) before income tax expense	**14**	(9)
Income tax expense	**41**	25
Net losses	**(27)**	(34)

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Included in the consolidated financial report of the Telstra Group are:

	Joint venture entities Telstra Group		Associated entities Telstra Group	
	As at 30 June		As at 30 June	
	2002	2001	2002	2001
	$m	$m	$m	$m
Amount of our recorded retained losses balance relating to equity accounting our joint venture entities and associated entities (i)	(1,530)	(1,451)	(143)	(132)
Amount of our recorded foreign currency translation reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	9	(43)	(35)	(45)
Amount of our recorded general reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	-	3	(17)	1

(i) The following items are included in this amount:

- share of net (losses)/profits;
- initial unrealised inter-entity profit after tax adjustment;
- notional goodwill amortisation;
- deferred profits amortised;
- dividends and distributions received; and
- reduction in value of investments to recoverable amount.

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	Year ended 30 June		Year ended 30 June	
	2002	2001	2002	2001
	$m	$m	$m	$m

25. Directors' remuneration - salaries and other benefits

	Telstra Group 2002 $m	Telstra Group 2001 $m	Telstra Entity 2002 $m	Telstra Entity 2001 $m
Total income and benefits of all directors of the Telstra Entity (a)			3.927	3.668
Total income and benefits of all directors of the Telstra Entity and all of the directors of our controlled entities (a)	4.338	3.870		

The income brackets of Telstra Entity directors are displayed below together with the number of Telstra Entity directors with income in those brackets:

	Number	Number
$40,000 - $49,999	1	2
$50,000 - $59,999	1	-
$70,000 - $79,999	3	4
$80,000 - $89,999	1	2
$90,000 - $99,999	1	1
$100,000 - $109,999	-	1
$110,000 - $119,999	1	-
$120,000 - $129,999	2	1
$150,000 - $159,999	1	-
$190,000 - $199,999	-	1
$250,000 - $259,999	1	1
$280,000 - $289,999	1	-
$2,340,000 - $2,349,999	-	1
$2,390,000 - $2,399,999	1	-

(a) Directors' remuneration also includes employer contributions made to superannuation funds.

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity	
	Year ended 30 June		Year ended 30 June	
	2002	2001	2002	2001
	$m	$m	$m	$m

26. Executives' remuneration - salaries and other benefits

An executive officer is a person who is a member of our senior management team and is involved in our strategic direction and operational management. This includes the chief executive officer (CEO), those who report direct to the CEO and the next level of executives who have a direct reporting relationship to the CEO's direct reports.

	Telstra Group 2002	Telstra Group 2001	Telstra Entity 2002	Telstra Entity 2001
Total income and benefits of all Australian based executive officers of the Telstra Entity where their income is $100,000 or more (a) (b) (c) (d)			44.540	39.385
Total income and benefits of all Australian based executive officers of the Telstra Entity and our controlled entities where their income is $100,000 or more (a) (b) (c) (d)	47.106	44.626		

The income brackets of all Australian based executives whose income is $100,000 or more are displayed below, together with the number of executives with income in those brackets:

	Number	Number	Number	Number
$100,000 - $109,999	1	-	-	-
$110,000 - $119,999 (d)	1	1	1	1
$120,000 - $129,999 (d)	5	2	3	2
$130,000 - $139,999	-	2	-	1
$140,000 - $149,999 (d)	5	1	3	1
$150,000 - $159,999	2	1	2	-
$160,000 - $169,999	2	1	2	-
$170,000 - $179,999	1	4	-	3
$180,000 - $189,999	3	4	3	3
$190,000 - $199,999 (d)	5	2	3	1
$200,000 - $209,999	3	4	2	4
$210,000 - $219,999	1	1	-	1
$220,000 - $229,999	4	1	4	1
$230,000 - $239,999	-	10	-	6
$240,000 - $249,999	3	4	3	3
$250,000 - $259,999	3	4	2	3
$260,000 - $269,999	-	9	-	5
$270,000 - $279,999	2	1	2	1
$280,000 - $289,999	2	-	2	-
$290,000 - $299,999	4	3	4	3
$300,000 - $309,999	5	5	4	4
$310,000 - $319,999	3	3	3	3
$320,000 - $329,999	3	1	3	1
$330,000 - $339,999	1	4	1	4
$340,000 - $349,999	1	1	1	1
$350,000 - $359,999	4	2	4	2
$360,000 - $369,999 (d)	3	1	3	1
$370,000 - $379,999	2	1	2	1
$380,000 - $389,999	2	1	1	1
$390,000 - $399,999 (d)	2	1	2	1
$400,000 - $409,999	3	1	3	1

(continued over page)

Notes to the Financial Statements (continued)

26. Executives' remuneration - salaries and other benefits (continued)

	Telstra Group Year ended 30 June 2002	Telstra Group Year ended 30 June 2001	Telstra Entity Year ended 30 June 2002	Telstra Entity Year ended 30 June 2001
	Number	Number	Number	Number
$420,000 - $429,999 (d)	3	-	3	-
$430,000 - $439,999	4	-	4	-
$440,000 - $449,999	1	-	1	-
$450,000 - $459,999	1	1	1	1
$460,000 - $469,999 (d)	3	4	3	4
$470,000 - $479,999	2	2	2	2
$480,000 - $489,999	1	1	1	1
$490,000 - $499,999	2	-	2	-
$500,000 - $509,999	1	2	1	2
$520,000 - $529,999	4	2	4	2
$530,000 - $539,999	2	-	2	-
$540,000 - $549,999	-	1	-	1
$550,000 - $559,999	-	1	-	1
$560,000 - $569,999	2	-	2	-
$600,000 - $609,999	-	1	-	-
$610,000 - $619,999	-	1	-	1
$620,000 - $629,999 (d)	2	-	2	-
$630,000 - $639,999	-	2	-	2
$650,000 - $659,999	-	2	-	2
$670,000 - $679,999 (d)	1	1	1	1
$710,000 - $719,999	1	-	1	-
$740,000 - $749,999 (d)	1	-	1	-
$790,000 - $799,999	-	1	-	1
$800,000 - $809,999	-	1	-	1
$840,000 - $849,999	-	1	-	-
$870,000 - $879,999	-	1	-	1
$920,000 - $929,999	-	1	-	1
$930,000 - $939,999	1	-	1	-
$1,060,000 - $1,069,999	1	1	1	1
$1,160,000 - $1,169,999	-	2	-	2
$1,190,000 - $1,199,999	1	-	1	-
$1,210,000 - $1,219,999	-	1	-	1
$1,250,000 - $1,259,999	1	-	1	-
$1,340,000 - $1,349,999 (d)	1	-	1	-
$1,380,000 - $1,389,999	-	1	-	1
$1,470,000 - $1,479,999	-	1	-	1
$1,680,000 - $1,689,999	1	-	1	-
$1,700,000 - $1,709,999 (d)	1	-	1	-
$2,340,000 - $2,349,999	-	1	-	1
$2,390,000 - $2,399,999	1	-	1	-

Notes to the Financial Statements (continued)

26. Executives' remuneration - salaries and other benefits (continued)

(a) Income and benefits of executives includes:

- fixed remuneration which is made up of salary, company superannuation contributions and benefits including fringe benefits tax;
- manager incentive plan payments relating to actual performance for Telstra and the individual in fiscal 2002;
- retirement/redundancy/termination payments totalling $4.06 million (2001: $5.13 million) for the Telstra Group; and
- retirement/redundancy/termination payments totalling $4.00 million (2001: $4.74 million) for the Telstra Entity.

(b) The Manager Incentive Plan (MIP) is an annual plan open to all of our executives. The amount of remuneration at risk (target incentive) varies between 10% and 43% (2001: 14% and 27%) of the total remuneration package depending on the executive's role. The plan is based on performance against set targets for corporate, business unit and individual measures. The measures include financial, customer service, employee opinion and individual measures that support our key business objectives. Before any MIP is payable, a target must be reached, according to the predefined measures. The plan also provides that payments are capped at a specified level.

(c) Telstra Growthshare commenced in fiscal 2000 and provides for selected senior executives who contribute significantly to our future long term profitability to be invited to participate in an equity based Long Term Incentive (LTI) plan, on an annual basis. Those selected senior executives were eligible to receive an allocation of options, restricted shares or both. The options and restricted shares can only be exercised to normal ordinary shares between certain time periods and if specific long term company performance hurdles have been achieved. The performance hurdle for the restricted shares and options allocated in fiscal 2000 and 2001 was that the 30 day average Telstra Accumulation Index must exceed the 30 Day Average All Industrials Accumulation Index at any time during the stated performance period between the third anniversary and up to, but not including, the fifth anniversary of the allocation dates of the shares and options.

In fiscal 2002, Telstra updated the terms and conditions of the equity based long term incentive plan. As such, selected senior executives are invited to participate in Telstra Growthshare and can receive an allocation of performance rights, options or both. The performance rights and options can only be exercised to normal ordinary shares between certain time periods and if performance hurdles have been achieved. Both the performance rights and options are subject to a performance hurdle. If this hurdle is not achieved they will have a $nil value and will lapse. The performance hurdle for options and performance rights allocated in fiscal 2002 is detailed in note 19.

As the achievement of the performance hurdle is uncertain a remuneration value is not attributed to the performance rights or options. Under Telstra's USGAAP disclosures (refer note 30) an approach consistent with the binomial and Black-Scholes valuation models was adopted. Refer to note 19 for more details on Telstra Growthshare.

The fair value for the September 1999 allocation is $1.38 per option and $5.64 for restricted shares. The fair value for the September 2000 allocation is $0.89 per option and $2.05 for restricted shares. The fair value for the March 2001 allocation was $0.80 per option and $2.15 for restricted shares. The fair value for the September 2001 allocation is $0.90 per option and $2.33 for performance rights. The fair value of the March 2002 allocation is $0.97 per option and $2.51 for performance rights.

In fiscal 2001, selected senior executives were eligible to receive benefits from a cash based LTI plan which rewarded those selected senior executives against pre-determined company performance metrics. This plan ceased at the end of fiscal 2001.

(d) Includes payments relating to individual contractual commitments and the commencement or completion of employment with us during fiscal 2002.

Notes to the Financial Statements (continued)

27. Related entity transactions

Ultimate controlling entity

The Commonwealth is the ultimate parent and controlling entity of the Telstra Group. Telstra Corporation Limited is the parent entity in the group comprising the Telstra Entity and its controlled entities.

We supply telecommunications services to, and acquire other services from, the Commonwealth, its Departments of State, trading and other agencies. These transactions are made within normal customer/ supplier relationships on terms and conditions no more favourable than those available to other customers or suppliers. There are no exclusive rights to supply any of these services. Services provided to any one governmental department or agency or the combination of all of these services in total, do not represent a significant component of our operating revenues. For these reasons, the financial reports do not disclose transactions relating to the purchase and sale of goods and services from or to the Commonwealth, its Departments of State, trading and other agencies.

Directors of the Telstra Entity

The names of each person who held office as a director of the Telstra Entity for the whole of fiscal 2002 were:

Robert C Mansfield	Anthony J Clark	Donald G McGauchie
John T Ralph	John E Fletcher	John W Stocker
Sam H Chisholm	Catherine B Livingstone	Zygmunt E Switkowski

- Belinda J Hutchinson was appointed as director on 16 November 2001.
- Charles Macek was appointed as director on 16 November 2001.
- William A Owens was appointed as director on 16 November 2001.
- N Ross Adler retired as director on 16 November 2001.
- Malcolm G Irving retired as director on 16 November 2001.
- Elizabeth A Nosworthy retired as director on 16 November 2001.

Details of directors' remuneration, superannuation and retirement payments are listed in note 25.

Loans to directors of the Telstra Entity

No non-executive director of the Telstra Entity had a loan with the Telstra Entity or any of its controlled entities at any time during fiscal 2002, 2001 or 2000.

In fiscal 1998, Z E Switkowski (before being appointed chief executive officer and managing director) was provided with a loan from the Telstra Entity as part of his participation in the Telstra Employee Share Ownership Plan (TESOP97). The loan was provided interest free and on the same conditions as all other eligible employees who participated in TESOP97. During fiscal 2000, Z E Switkowski also participated in the Telstra Employee Share Ownership Plan II (TESOP99). Further details of the share plans are contained in note 19.

The total loan provided during fiscal 2002 was $nil, (2001: $1,160 - being the second instalment for the shares acquired under TESOP99; 2000: $1,799). The total amounts repaid during fiscal 2002 were $469 (2001: $407; 2000: $560). At 30 June 2002, the outstanding balance of the loan to Z E Switkowski was $7,699 (2001: $8,169; 2000: $7,416).

Other transactions with directors of the Telstra Entity and their director related entities

Each of the directors of the Telstra Entity have telecommunications services transactions with the Telstra Group which are not significant and are both trivial and domestic in nature. Director related entities also have telecommunications services which are on normal commercial terms and conditions.

Loan to Telstra Growthshare

During fiscal 2000, Telstra created Telstra Growthshare (a senior executive equity participation plan). In fiscal 2002, we advanced $81 million (2001: $32 million; 2000: $17 million) to Telstra Growthshare to enable it to purchase shares in the Telstra Entity. Of the $81 million loan, $7 million (2001: $5 million; 2000: $3 million) was to acquire restricted shares. This amount has been written off to the profit and loss as it is not repayable to Telstra. The balance of $115 million (2001: $41 million; 2000: $14 million) was used to acquire Telstra Entity shares over which certain senior executives are granted options. Telstra Growthshare also holds in trust certain shares allocated to senior executives and non-executive directors under the ownshare and directshare schemes (refer note 19 for further information).

Loans to employees

We have two employee shares schemes, being TESOP97 and TESOP99. During fiscal 2002, $nil (2001: $nil; 2000: $76 million) was advanced to participating employees to enable the purchase of Telstra shares. Loans under TESOP97 and TESOP99 are provided interest free. During fiscal 2002, $40 million (2001: $75 million) of the loans under TESOP97 and TESOP99 were repaid. At 30 June 2002, the outstanding loan balance for both schemes was $230 million (2001: $270 million). Refer to note 19 for further information.

Notes to the Financial Statements (continued)

27. Related entity transactions (continued)

Directors of the Telstra Entity interests in shares of the Telstra Entity

As at 30 June 2002 and 2001, the directors, family members and their related entities had interests in the share capital of the Telstra Entity as follows:

Telstra Entity - shares (a)

	As at 30 June 2002			As at 30 June 2001		
	Direct	**Indirect**	**Total**	Direct	Indirect	Total
R C Mansfield . . .	**36,139**	**82,400**	**118,539**	26,886	82,400	109,286
J T Ralph.	**9,071**	**72,100**	**81,171**	4,444	72,900	77,344
N R Adler (b). . . .	-	-	-	51,753	50,400	102,153
S H Chisholm . . .	-	-	-	-	-	-
A J Clark	**14,595**	**69,500**	**84,095**	11,866	69,500	81,366
J E Fletcher	**3,744**	**32,000**	**35,744**	1,237	32,000	33,237
B J Hutchinson (c)	**38,775**	**19,600**	**58,375**	-	-	-
M G Irving (b) . . .	-	-	-	26,153	54,400	80,553
C B Livingstone. .	**14,144**	**17,150**	**31,294**	11,637	17,150	28,787
C Macek (c)	**1,554**	**22,000**	**23,554**	-	-	-
D G McGauchie. .	**4,373**	**18,700**	**23,073**	1,866	18,700	20,566
E A Nosworthy (b)	-	-	-	9,583	29,200	38,783
W A Owens (c) . .	**1,997**	-	**1,997**	-	-	-
J W Stocker	**6,178**	**54,325**	**60,503**	2,953	54,325	57,278
Z E Switkowski (a)	**46,520**	**109,290**	**155,810**	29,700	98,410	128,110

Unless related to TESOP99, TESOP97 or Telstra Growthshare, shares acquired or disposed by directors during the year have been on a normal arm's length basis as could be obtained in an external market. Overall, there has been 83,420 shares acquired and 2,950 shares disposed of during fiscal 2002.

(a) There have been no shares issued under TESOP97 and TESOP99. Shares have been allocated under the directshare equity plan. A schedule of the shareholdings and details on this plan are included in note 19.

(b) Retired during fiscal 2002.

(c) Appointed during fiscal 2002.

Telstra Entity - cumulative options, restricted shares and performance rights issued under Telstra Growthshare

	As at 30 June 2002		As at 30 June 2001	
	Options	**Restricted shares/ Performance rights**	Options	Restricted shares
Z E Switkowski (d) .	**3,456,000**	**404,000**	764,000	146,000

(d) Refer to note 19 for details of Telstra Growthshare terms and conditions.

Directors of controlled entities

Each of our controlled entity directors and their director related entities have telecommunications services transactions with us, which are on normal commercial terms and conditions and are trivial and domestic in nature.

Loans to directors of controlled entities

Certain employees of the Telstra Group who were eligible to participate in TESOP99 and TESOP97 (refer note 19) were also directors of controlled entities. The directors of the controlled entities were provided with an interest free loan to enable the purchase of shares from the Commonwealth on the same terms and conditions as all other employees eligible to participate in TESOP99 and TESOP97. During fiscal 2002, certain employees became directors of controlled entities in the Telstra Group. These directors brought with them existing loans of $130,696 (2001: $97,880).

The amount of new loans advanced during fiscal 2002 was $nil (2001: $53,360 - these loans relate to the final instalment on shares under TESOP99; 2000: $138,523 - these related to loans advanced for the first instalment). Loan repayments of $55,698 (2001: $27,730; 2000: $99,602) were made including 6 directors who repaid their TESOP97 loans in full. For TESOP99 shares, directors that have left continue to be the beneficial owner of the shares. The balance of the loans outstanding at 30 June 2002 was $315,245 (2001: $341,388; 2000: $360,640). All controlled entity directors listed below made loan repayments during fiscal 2002 and 2001:

B Akhurst	B Grisdale	K Raissi
K Bradshaw	J Hibbard	M Robey
R Baxter	H Kelly	J Rolland
H Bradlow	S Lee	C Rowles
D Brawn	A Lockwood	S Ruddock
T Bundrock	P Lodge	L Saly
J Burke	M Montalto	H Sawczak
C Cameron	G Moriarty	G Shepherd
D Campbell	G Nicholson	D Simmonds
A Cherubin	J O'Connell	R Simpson
J Coates	G Patterson	J Stanhope
S Cole	T Pearson	P Wallis
T Crossley	N Peckham	M Walsh
P Dalton	K Phillips	P Whorlow
C Davis	P Pickering	K Wijeyewardene
A Day	B Pineau	R Wilcher
A Dix	D Pitt	G Willis
W Donaldson	J Price	L Wood

Notes to the Financial Statements (continued)

27. Related entity transactions (continued)

Loans to directors of controlled entities (continued)

There were six directors who repaid their TESOP97 loan in full during the year they were K Bradshaw, P Dalton, J Hibbard, J O'Connell, S Ruddock and R Wilcher. K Bradshaw, S Ruddock and R Wilcher also repaid their TESOP99 loans in full.

Telstra shares owned by the Telstra Superannuation Scheme (Telstra Super or TSS)

Telstra Super owns shares in Telstra Corporation Limited. As at 30 June 2002 Telstra Super owned 14,838,932 (2001: 11,305,747) shares with a cost of $77 million (2001: $75 million) and a market value of $69 million (2001: $61 million). In fiscal 2000 Telstra Super also owned instalments receipts in the Telstra Entity of 5,183,485 with a cost of $27 million and market value of $20 million at the end of fiscal 2000. During fiscal 2001, instalment receipts were converted into shares. All purchases and sales of Telstra shares by Telstra Super are determined by the trustee and/or its investment managers on behalf of the members of Telstra Super.

Wholly owned group and other related entity disclosures

Amounts receivable from and payable to entities in the wholly owned group and other related entities:

		Telstra Group			Telstra Entity	
		As at 30 June			As at 30 June	
		2002	2001	2000	2002	2001
	Note	$m	$m	$m	$m	$m
Total amounts receivable (including trade debtors) at 30 June from:						
Current						
Wholly owned controlled entities	9	-	-	-	2,620	6,660
Provision for amounts owed by controlled entities (i)	9	-	-	-	(855)	-
		-	-	-	1,765	6,660
Other controlled entities	9	-	-	-	528	5
Joint venture entities and associated entities	9	61	88	80	29	72
Non current						
Wholly owned controlled entities	9	-	-	-	202	227
Provision for amounts owed by controlled entities	9	-	-	-	(86)	(111)
		-	-	-	116	116
Other controlled entities	9	-	-	-	-	-
Joint venture entities and associated entities	9	46	-	-	46	-
		107	88	80	2,484	6,853
Total amounts payable (including accounts payable) at 30 June to:						
Current						
Wholly owned controlled entities	15,16	-	-	-	1,829	4,882
Joint venture entities and associated entities	15,16	125	119	83	103	83
		125	119	83	1,932	4,965

Notes to the Financial Statements (continued)

27. Related entity transactions (continued)

Wholly owned group and other related entity disclosures (continued)

(i) Included in the profit before income tax of the Telstra Entity was a specific charge of $855 million in relation to a provision for amounts owed by a controlled entity. This balance is eliminated on consolidation for Telstra Group reporting purposes.

(ii) In fiscal 2002, a number of purchase and sale transactions occurred between the Telstra Entity and its wholly owned controlled entities and other related entities.

- During fiscal 2002, communication assets were sold by the Telstra Entity to a controlled entity in the wholly owned group at cost of $34 million (2001: $42 million; 2000: $32 million).

- The Telstra Entity sold services, purchased goods and communications assets, paid fees and received dividends from, and received and paid interest to entities in the wholly owned group during the year. These transactions are in the normal course of business and are on normal commercial terms and conditions.

- Network Design and Construction Limited (NDC) constructs communication assets on our behalf. During fiscal 2002 we purchased communication assets from NDC totalling $784 million (2001: $913 million; 2000: $1,157 million).

Included in the revenue received in advance amount at 30 June 2002 is $233 million (2001: $284 million; 2000: $286 million) received from a controlled entity for the use of our Yellow Pages ® trademark. These amounts are not recorded as revenue until the directories are published according to our accounting policy described in note 1.19.

Included in software assets for fiscal 2002 is $168 million (2001: $172 million; 2000: $218 million) paid to IBMGSA.

Included in deferred expenditure for the year ended 30 June 2002 is $nil (2001: $16 million; 2000: $14 million) paid to Australian-Japan Cable Holdings Limited as a payment for future cable capacity purchases. This capacity agreement has now been transferred to Reach Ltd (Reach).

During fiscal 2002 purchases were made by the Telstra Group of $788 million and Telstra Entity of $735 million from Reach Ltd, a joint venture entity. These amounts were for both the purchase of, and entitlement to, capacity and connectivity services. These purchases were made on normal commercial terms and conditions. Entitlement to capacity with Reach takes into account our future needs and growth opportunities. The entitlement to capacity is in excess of historical capacity requirements. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $115 million and Telstra Entity of $94 million to Reach.

During fiscal 2002, we paid for operating expenses on behalf of the following entities:

- Telstra Foundation Limited;
- Telstra Community Development Trust;
- Telstra Growthshare Trust;
- Telstra Employee Share Ownership Plan I (TESOP97); and
- Telstra Employee Share Ownership Plan II (TESOP99).

Notes to the Financial Statements (continued)

27. Related entity transactions (continued)

Wholly owned group and other related entity disclosures (continued)

During fiscal 2002, 2001 and 2000 the Telstra Entity had the following transactions between members of the wholly owned group and other related entities:

		Telstra Group			Telstra Entity	
		Year ended 30 June			Year ended 30 June	
		2002	2001	2000	2002	2001
	Note	$m	$m	$m	$m	$m
Our transactions with entities in the wholly owned group and other related entities						
Profit before income tax expense for the year includes the following transactions:						
Interest revenue from:						
Wholly owned controlled entities	2	-	-	-	67	97
Joint venture entities and associated entities	2	2	2	2	2	2
Borrowing costs:						
Wholly owned controlled entities	3	-	-	-	58	66
Dividend revenue from:						
Wholly owned controlled entities	2	-	-	-	-	23
Joint venture entities and associated entities	2	-	-	5	-	-
Sale of goods and services to:						
Joint venture entities and associated entities		370	152	155	120	91
Purchase of goods and services from:						
Joint venture entities and associated entities		1,332	616	416	1,210	613

Notes to the Financial Statements (continued)

28. Events after balance date

The directors are not aware of any matter or circumstance that has occurred since 30 June 2002 that, in their opinion, has significantly affected or may significantly affect in future years:

- our operations;
- the results of those operations; or
- the state of our affairs;

other than:

On 1 August 2002, we sold a portfolio of seven office properties nationally for $570 million. The carrying value of these properties was $434 million as at 30 June 2002. This balance has been reclassified in our statement of financial position as other current assets. We have entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commence on 19 August 2002.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures

Derivative financial instruments

Objectives and significant terms and conditions

We use derivative financial instruments to manage financial risks associated with changes in interest rates and foreign currency exchange rates. Instruments that we use to do this include:

- forward foreign currency contracts;
- cross-currency swaps;
- interest rate swaps; and
- interest rate futures contracts.

We do not speculatively trade in these instruments. All derivative transactions are entered into to hedge the risks relating to underlying physical transactions.

As we use the derivative transactions to hedge underlying physical transactions relating to:

- interest rate risk;
- currency risk; or
- other market risk;

the potential for loss or gain is minimal. Gains or losses on the physical transactions are offset by the gains and losses on the related derivative instrument to reduce the risk we are exposed to.

In this note, **interest rate risk** refers to the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. **Foreign currency risk** refers to the risk that the value of a financial instrument will fluctuate due to changes in foreign currency exchange rates.

Interest rate risk

Our borrowings are generally for maturities of up to ten years and we manage our debt in accordance with set targeted interest rate profiles and debt portfolio maturity profile. We use interest rate swaps, cross currency swaps and futures to achieve these defined levels.

Interest rate risk is calculated on our net debt portfolio that equals financial liabilities less matching short term financial assets whose value is sensitive to interest rates.

Our net debt portfolio includes both physical borrowings such as bonds and commercial paper and associated derivative instruments such as interest rate swaps and cross currency swaps.

Liquidity risk and credit risk

Liquidity risk includes the risk that, as a result of our future liquidity requirements:

- we will be forced to sell financial assets or derivative instruments at a value which is less than what they are worth; or
- we may be unable to exit the derivative instruments at all; or
- we will not have sufficient funds to settle a transaction on the due date.

To help reduce these risks we:

- generally use derivative instruments that are tradeable in highly liquid markets;
- have readily accessible standby facilities and other funding arrangements in place; and
- have a liquidity policy which requires a minimum and average level to be maintained.

Credit risk includes the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. To help reduce this risk we make sure that we do not have any significant exposure to individual entities we undertake derivatives with. We also have a conservative policy in establishing credit limits for the entities we deal with.

Foreign currency risk

Our foreign currency exchange risk is due to:

- firm or anticipated transactions for receipts and payments for international telecommunications traffic settled in foreign currencies;
- purchase commitments in foreign currencies;
- investments denominated in foreign currencies; and
- a portion of our borrowings denominated in foreign currencies.

We firstly remove the foreign exchange risk on our borrowings by effectively converting them to A$ borrowings at drawdown by applying cross currency swaps unless a natural hedge exists.

The remaining foreign exchange rate risks are managed through use of forward foreign currency derivatives and foreign currency borrowings.

Foreign currency risks, excluding translation risk, is calculated on a net foreign exchange basis for individual currencies. This underlying foreign exchange risk is combined (offset) with the associated foreign exchange derivatives used to hedge these risks generating our net foreign exchange risk.

A key purpose of foreign currency hedging activities is to minimise the volatility of our cash flows due to changes in foreign currency exchange rates.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Foreign currency risk (continued)

We enter into, and hedge transactions in the following significant foreign currencies:

- United States dollars;
- British pounds sterling;
- New Zealand dollars;
- Euro; and
- Japanese yen.

In the prior year, we also hedged transactions in German deutschemarks and French francs.

Exposure on trading activities

We have a net foreign currency exchange exposure on equipment, material and currency conversion exposures, excluding loans and borrowings, as presented in Table A below:

Table A

	Telstra Group			
	Exposure before hedging		Exposure after hedging	
	As at 30 June		As at 30 June	
	2002	2001	2002	2001
	$m	$m	$m	$m
Net anticipated future transactions (amounts payable)	503	776	261	388
Net transaction exposure (on amounts payable recorded in the statement of financial position)	299	178	154	81
Translation exposure (offshore investments) on amounts receivable	(959)	(1,506)	(959)	(1,440)
	(157)	(552)	(544)	(971)
The maturity dates of the anticipated future transactions are as follows:				
Within 1 year	503	776		
	503	776		

Our hedging policy provides effective hedging for all our foreign currency exchange exposures. As at 30 June 2002, the net unrealised loss (2001: gain) on hedges of anticipated foreign currency commitments is not significant to our financial report.

Details of forward foreign currency contracts we have entered into to hedge our trading activities are combined with forward foreign currency contracts entered into to hedge our loans and borrowings in Table E. Refer to this table for further detail on our foreign currency exposure.

Exposure on loans and borrowings

We borrow funds in foreign currencies. It is our policy to hedge all currency exposure on foreign currency loans and borrowings with derivative instruments such as cross currency swaps and forward currency exchange contracts. The terms and conditions of the swaps are similar to the terms and conditions of the underlying hedged borrowings in note 16.

We enter into interest rate swaps to adjust interest rate exposures on our debt portfolio to match the ratio of fixed interest debt to variable interest debt, as required by our debt management policy. Under this policy our debt is managed on a portfolio basis. The due dates of interest rate swaps match the due dates of the underlying debt within the requirements of our debt management policy. Net interest receipts and payments are recognised as an adjustment to borrowing costs.

At 30 June 2002 and 2001, the Australian dollar interest rates varied as shown in Table B below.

Table B

	Telstra Group	
Cross currency swaps		
Fixed	**- 2002: from 7.05% to 7.87%**	(2001: 7.86%)
Variable	**- 2002: from 4.69% to 6.58%**	(2001: from 4.95% to 6.47%)
Interest rate swaps		
Fixed	**- 2002: from 5.25% to 8.46%**	(2001: from 5.25% to 10.65%)
Variable	**- 2002: from 4.15% to 5.44%**	(2001: from 4.66% to 5.80%)

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Exposure on loans and borrowings (continued)

Derivative instruments are only used for the purpose of managing financial exposures that are present in underlying business transactions. Therefore net market values should not be assessed on their own. Their overall impact should take into account the underlying exposures being hedged.

Interest rate swaps

The notional principal amounts of interest rate swaps represent the face values of swap contracts entered into by us and that are outstanding at balance date. The notional principal amounts do not represent amounts exchanged or to be exchanged by the parties to the contract. They are not a true reflection of the credit risk and are therefore not recorded in the statement of financial position.

The maturity dates, net notional principal amounts, net fair value and carrying amounts of our outstanding interest rate swaps at balance date are shown in Table C below.

The gross notional principal amounts of interest rate swaps was $11,416 million for fiscal 2002 (2001: $11,170 million). The gross notional principal amounts of interest rate swaps is significantly larger than the net notional principal amounts shown. This is due to the gross positions being modified over time as volumes and positions have changed. The net notional principal amount takes into account our offsetting positions.

This approach is undertaken to manage our fixed to variable ratio on net debt, where net debt is defined as financial liabilities less financial assets.

Table C	Telstra Group					
	Net notional principal amount (a)		Net fair value (b)		Carrying amount (c)	
	As at 30 June					
	2002 $m	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m
Interest rate swaps with floating interest rates						
- Less than one year receivable/(payable)	**280**	270	**(3)**	4	**(1)**	(2)
- One to five years receivable/(payable)	**1,763**	173	**(89)**	24	**(79)**	(16)
- Greater than five years receivable/(payable)	**(893)**	(39)	**(12)**	103	**(8)**	(20)
	1,150	404	**(104)**	131	**(88)**	(38)

(a) At 30 June 2002 and 30 June 2001, we had a net interest rate swap position of pay fixed. This means that on a net basis we receive interest on the interest rate swap at variable rates and pay interest on the interest rate swaps at fixed rates. As a result our exposure to movements in interest rates is reduced.

(b) The net fair value represents the market value of both the fixed and floating components of our interest rate swaps.

(c) The carrying amount represents the accrued interest payable on interest rate swaps which is included in current accounts payable.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Cross currency swaps

The maturity profile, net principal amounts, net fair values and carrying amounts of our outstanding cross currency swaps at balance date are shown in Table D below.

Table D	Telstra Group					
	Net notional principal amount		Net fair value		Carrying amount (a)	
	As at 30 June					
	2002 $m	2001 $m	**2002 $m**	2001 $m	**2002 $m**	2001 $m
Cross currency swaps						
- Less that one year	**119**	-	**36**	-	**31**	-
- One to five years	**3,273**	3,015	**561**	565	**502**	537
- Greater than five years	**4,894**	4,049	**(102)**	51	**33**	-
	8,286	7,064	**495**	616	**566**	537

(a) The carrying amount represents principal which is recorded in borrowings and accrued interest which is recorded in current receivables.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Forward foreign currency contracts

The settlement dates, net Australian dollar amounts receivable/ (payable) and contractual forward exchange rates of our significant outstanding contracts are listed in Table E below. These include forward foreign currency contracts relating to our ongoing trading activities, loans to related entities and short term borrowings as at 30 June.

Table E

	Telstra Group	
	As at 30 June	
	2002	2001
	$m	$m
United States dollars		
- less than three months, at rates averaging United States dollars $0.5389 (2001: US$0.5140)	117	1,543
- 3 to 12 months, at rates averaging United States dollars $0.5643 (2001: US$0.5064)	251	429
- 12 to 18 months, at rates averaging United States dollars $0.4989 (2001: US$0.4994)	9	33
- over 18 months, at rates averaging United States dollars $0.5630 (2001: US$0.6145)	(2)	(3)
	375	2,002
British pounds sterling		
- less than three months, at rates averaging British pounds sterling 0.3991 (2001: British Pounds Sterling 0.3805)	1	(2)
- 3 to 12 months, at rates averaging British pounds sterling 0.3784 (2001: British Pounds Sterling 0.3655)	7	7
	8	5
German deutschemarks		
- less than three months, at rates averaging German deutschemarks nil (2001: German deutschemarks 1.1749)	-	(6)
- 3 to 12 months, at rates averaging German deutschemarks nil (2001: German deutschemarks nil)	-	-
	-	(6)
Euro		
- less than three months, at rates averaging Euro 0.5895 (2001: Euro 0.5913)	17	8
- 3 to 12 months, at rates averaging Euro 0.5927 (2001: Euro 0.5900)	31	30
	48	38
Japanese yen		
- less than three months, at rates averaging Japanese yen 69.5398 (2001: Japanese yen 64.3951)	1	(7)
- 3 to 12 months, at rates averaging Japanese yen 70.2000 (2001: Japanese yen nil)	3	-
	4	(7)
French francs		
- less than three months, at rates averaging French francs nil (2001: French francs 3.9877)	-	(3)
	-	(3)
New Zealand dollars		
- less than three months, at rates averaging New Zealand dollars $1.215	(500)	-
	(500)	-

The net fair value of forward foreign currency contracts at 30 June 2002 is a $30 million loss (2001: $18 million gain).

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Interest rate swaps, cross currency swaps and forward foreign currency contracts - fair value

For interest rate swaps, cross currency swaps and forward foreign currency contracts where the carrying amount is in excess of net fair value at balance date, no reduction to net fair value is made since these derivatives act as hedges of underlying physical transactions.

PCCW converting/convertible note - fair value

As at 30 June 2001, we held a convertible note issued by PCCW. This was a US$750 million debt security which had a carrying value at that date of $1,496 million (excluding an $11 million interest accrual), and a fair value of $1,402 million. The fair value was estimated using a complex financial model developed by an independent third party and based on discounted cash flows and the rights to redeem the debt held by both parties.

On 28 June 2002, PCCW redeemed this convertible note in full and the fair value of the redemption was applied to acquire PCCW's 40% interest in Regional Wireless Company (RWC) and to subscribe to a new US$190 million mandatorily converting secured note. We valued the original note on a yield to maturity basis which resulted in a $96 million expense recorded in our statement of financial performance. As this transaction was completed at year end, the carrying value of the new converting note is considered to represent fair value. Also included in interest expense for fiscal 2002, was $66 million relating to interest rate swaps taken out over the convertible note where the underlying exposure was no longer present at year end.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Interest rate risk

Our exposure to interest rate risk and the effective interest rates on financial instruments at 30 June 2002 are shown in Table F below. The information as at 30 June 2001 is shown in Table G.

Table F

	Weighted average effective interest rate	Floating	Fixed due dates: 1 yr. or less	Fixed due dates: 2 to 5 yrs.	Fixed due dates: over 5 yrs.	Non interest bearing	Total (c)	Note
	Telstra Group — As at 30 June 2002 — Interest rate							
	%	$m	$m	$m	$m	$m	$m	
Financial assets								
Cash assets (a)	3.45	759	-	-	-	311	1,070	8
Trade debtors and accrued revenue	-	-	-	-	-	3,595	3,595	9
Bank deposits, bills of exchange and commercial paper > 90 days (a)	5.15	388	-	-	-	-	388	9
Share loan to employees	-	-	-	-	-	230	230	9
Other receivables (a)	3.50	-	-	-	115	56	171	9
Loans to joint ventures and associated entities (a)	4.61	-	16	46	-	-	62	9
PCCW convertible note (a)	5.00	-	-	337	-	-	337	9
Investments (b)	-	-	-	-	-	105	105	11
Total financial assets as at 30 June 2002		1,147	16	383	115	4,297	5,958	
Financial liabilities								
Trade creditors and accrued expenditure	-	-	-	-	-	2,365	2,365	15
Other creditors	-	-	-	-	-	555	555	15
Loan from joint venture entity (a)	4.70	-	4	-	-	-	4	16
Bills of exchange and commercial paper (a)	4.41	602	-	-	-	-	602	16
Bank loans (a)	3.87	1,613	-	-	-	-	1,613	16
Telstra bonds (a)	8.74	-	582	989	1,616	-	3,187	16
Other loans (a)	5.85	-	148	3,736	4,931	-	8,815	16
Cross currency swaps (a)	-	2,248	(148)	(1,548)	(1,088)	-	(536)	16
Finance lease liabilities (a)	7.11	-	20	21	-	-	41	16
Interest rate swaps (a)	-	1,150	(280)	(1,763)	893	-	-	
Total financial liabilities as at 30 June 2002		5,613	326	1,435	6,352	2,920	16,646	
Net financial assets/(liabilities) as at 30 June 2002		(4,466)	(310)	(1,052)	(6,237)	1,377	(10,688)	

(a) The effective yield (effective interest rate) on our net debt at 30 June 2002 is 7.7%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b) This excludes investments in joint venture entities and associated entities.

(c) Carrying amount as per statement of financial position.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Interest rate risk (continued)

Table G — Telstra Group, As at 30 June 2001

	Weighted average effective interest rate	Interest rate				Non interest bearing	Total (c)	Note
		Floating	Fixed due dates					
			1 yr. or less	2 to 5 yrs.	over 5 yrs.			
	%	$m	$m	$m	$m	$m	$m	Note
Financial assets								
Cash assets . . . . (a)	5.04	876	-	-	-	201	1,077	8
Trade debtors and accrued revenue	-	-	-	-	-	3,662	3,662	9
Bank deposits, bills of exchange and commercial paper > 90 days . . . . (a)	4.90	-	409	8	-	-	417	9
Share loan to employees	-	-	-	-	-	270	270	9
Other receivables . . . . (a)	2.00	-	-	-	41	190	231	9
Loans to associated entity. . . . . (a)	5.77	34	-	-	-	-	34	9
PCCW convertible note . . . . (a)	5.00	-	-	-	1,496	-	1,496	9
Investments . . . . (b)	-	-	-	-	-	143	143	11
Total financial assets as at 30 June 2001		910	409	8	1,537	4,466	7,330	
Financial liabilities								
Trade creditors and accrued expenditure .	-	-	-	-	-	2,577	2,577	15
Other creditors	-	-	-	-	-	415	415	15
Bank overdraft . . . . (a)	13.73	10	-	-	-	-	10	16
Loan from joint venture entity	-	-	-	-	-	-	-	16
Bills of exchange and commercial paper(a)	4.62	2,542	-	-	-	-	2,542	16
Bank loans . . . . (a)	4.92	-	904	1,194	1	-	2,099	16
Telstra bonds. . . . . (a)	9.56	-	39	1,566	627	-	2,232	16
Other loans . . . . (a)	6.54	-	-	3,517	4,036	6	7,559	16
Cross currency swaps. . . . . (a)	-	6,624	-	(3,080)	(4,036)	-	(492)	16
Finance lease liabilities. . . . . (a)	6.50	-	10	30	-	-	40	16
Interest rate swaps . . . . (a)	-	(404)	270	173	(39)	-	-	-
Total financial liabilities as at 30 June 2001		8,772	1,223	3,400	589	2,998	16,982	
Net financial assets/(liabilities) as at 30 June 2001		(7,862)	(814)	(3,392)	948	1,468	(9,652)	

(a) The effective yield (effective interest rate) on our net debt at 30 June 2001 was 7.2%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b) This excludes investments in joint venture entities and associated entities.

(c) Carrying amount as per statement of financial position.

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Credit risk

We receive collateral (mainly in the form of secured financial assets) on all money market deposits except those deposited with licensed banks.

The recorded amounts of financial assets included in the consolidated statement of financial position represent our maximum amount of loss due to credit risk for these assets. Where entities have a right of set-off and intend to settle on a net basis under master netting arrangements, this set-off has been recorded in the financial statements on a net basis.

Our credit risk exposure values shown in Table H below include all transactions where the net fair value is favourable. For credit purposes, there is only a credit risk where the contracting entity is liable to pay us in the event of a closeout. The amounts disclosed in Table H are different from those shown in the net fair value amounts in Tables D and E as these show the net fair value after netting favourable against unfavourable transactions. Table H only shows the favourable transactions.

Table H	**Telstra Group**	
	Net fair value	
	As at 30 June	
	2002	2001
	$m	$m
Interest rate swaps	**129**	64
Cross currency swaps	**562**	627
Forward foreign currency contracts	**9**	38
	700	729

Credit risk - concentrations

We have exposure to credit risk to an individual contracting entity through our debt investment in the PCCW convertible note (refer to note 9 for further information).

We do not have any other significant exposure to any other individual contracting entity. The major concentrations of credit risk that arise from our financial instrument transactions (including money market, forward foreign currency contracts, cross currency and interest rate swaps) that we manage by country of financial institution are shown in Table I below.

Table I	**Telstra Group**			
	Credit risk concentrations			
	As at 30 June			
	2002		2001	
	%	**$m**	%	$m
Australia	**26**	**2,079**	16	1,983
United States	**51**	**4,027**	47	5,809
Japan	**-**	**35**	-	-
Europe	**11**	**847**	37	4,542
Hong Kong	**5**	**405**	-	-
Other	**7**	**542**	-	68
	100	**7,935**	100	12,402

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures

Reconciliations to financial reports prepared using USGAAP

Our consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (AGAAP). AGAAP has significant differences from the accounting principles generally accepted in the United States (USGAAP).

The significant differences between AGAAP and USGAAP are presented throughout note 30. Additionally, where there is no conflict with AGAAP requirements we have incorporated some of the additional USGAAP requirements throughout the AGAAP financial statements.

		Telstra Group			
		Year ended 30 June			
		2002	2002	2001	2000
	Note	$m	US$m	$m	$m
Reconciliation of net income to USGAAP					
AGAAP net income reported in statement of financial performance		**3,661**	**2,050**	4,058	3,677
Adjustments required to agree with USGAAP					
Property, plant and equipment	30(a)	**(204)**	**(114)**	(192)	(226)
Retirement benefit gain/(expense)	30(f)	**472**	**265**	(110)	368
Amortisation of software assets	30(i)	**-**	**-**	(25)	(81)
Mobile phone subsidies	30(k)	**30**	**17**	144	(174)
Income tax (expense)/benefit	30(l)	**(59)**	**(33)**	307	109
Employee compensation expense	30(m)	**(41)**	**(23)**	(9)	(66)
Redundancy and restructuring provision - fiscal 2000 reversal	30(n)	**(94)**	**(53)**	(392)	486
Derivative financial instruments and hedging activities	30(o)	**(17)**	**(10)**	(101)	-
PCCW convertible note	30(o)	**198**	**111**	(198)	-
Sale of Global Wholesale Business to Reach Limited	30(p)	**-**	**-**	(882)	-
Equity accounting adjustment for Reach Limited	30(q)	**36**	**20**	17	-
Consolidation adjustment for Regional Wireless Company (RWC)	30(r)	**(65)**	**(36)**	959	-
Fair value / general reserve adjustments	30(s)	**(19)**	**(11)**	-	-
Net income per USGAAP		**3,898**	**2,183**	3,576	4,093
Statement of financial performance measured and classified per USGAAP					
Operating revenue (i)		**20,196**	**11,310**	19,456	19,343
Operating expenses:					
Labour		**2,862**	**1,603**	2,899	3,012
Direct cost of sales		**3,613**	**2,023**	3,320	3,767
Depreciation and amortisation		**3,536**	**1,980**	3,149	2,953
Other operating expenses		**4,072**	**2,281**	3,854	3,995
Total operating expenses		**14,083**	**7,887**	13,222	13,727
Operating income		**6,113**	**3,423**	6,234	5,616
Net interest expense (ii)		**(851)**	**(476)**	(705)	(568)
Dividend income	2	**1**	**1**	16	12
Share of net losses of associates and joint venture entities		**(41)**	**(23)**	(143)	(58)
Other income (iii)		**537**	**300**	370	655
Net income before income tax expense and minority interests		**5,759**	**3,225**	5,772	5,657
Income tax expense	30(l)	**1,859**	**1,041**	2,044	1,568
Net income before minority interests and cumulative effect adjustments		**3,900**	**2,184**	3,728	4,089
Minority interests		**(2)**	**(1)**	10	4
Net income before cumulative effect adjustments		**3,898**	**2,183**	3,738	4,093
Cumulative effect of changes in accounting principles, net of tax	30 (j), 30(o)	**-**	**-**	(162)	-
Net income per USGAAP		**3,898**	**2,183**	3,576	4,093

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

		Telstra Group			
		Year ended 30 June			
		2002	2002	2001	2000
	Note	$m	US$m	$m	$m
Reconciliation of certain statement of financial performance components to USGAAP					
Presenting information according to USGAAP involves reclassifying the presentation adopted for AGAAP. The reconciliation of operating revenue, net interest expense and other income from AGAAP to USGAAP is provided below:					
Revenue from ordinary activities per AGAAP	2	**20,802**	**11,649**	22,983	20,505
Less:					
Dividend income	2	**1**	**1**	16	12
Revenue from the sale of non current assets	2	**302**	**169**	3,303	842
Reclassifications due to cumulative effect of change in accounting principle	1.2, 3(c)	**-**	**-**	(777)	-
Writeback of superannuation additional contribution liability	3(c),30(f)	**-**	**-**	725	-
Other revenue (iv)		**303**	**169**	260	308
(i) Operating revenue per USGAAP		**20,196**	**11,310**	19,456	19,343
Net borrowing costs per AGAAP		**(770)**	**(431)**	(666)	(568)
Additional derivative financial instruments and hedging expenses		**(20)**	**(11)**	(15)	-
PCCW convertible note interest revenue reversal		**(61)**	**(34)**	(24)	-
(ii) Net interest expense per USGAAP		**(851)**	**(476)**	(705)	(568)
(iv) Other revenue per AGAAP		**303**	**169**	260	308
Add/(subtract):					
AGAAP Net profit/(loss) on sale of:					
- property, plant and equipment	3(a)	**(4)**	**(2)**	7	26
- investments in controlled entities	3(a)	**3**	**2**	4	97
- investments in joint venture entities	3(a)	**-**	**-**	2	-
- investments in associated entities	3(a)	**-**	**-**	-	25
- investments in listed entities and other corporations	3(a)	**(5)**	**(3)**	266	133
- patents, trademarks and licences	3(a)	**1**	**1**	8	-
- business	3(a)	**-**	**-**	852	58
USGAAP reversal of gain on sale of Global Wholesale Business		**-**	**-**	(859)	-
USGAAP net profit on sale of non current assets		**(7)**	**(4)**	38	-
Derivative financial instruments and hedging activities		**4**	**2**	(59)	-
PCCW convertible note		**259**	**145**	(174)	-
Net foreign currency translation (losses)/gains	3(a)	**(17)**	**(10)**	25	8
(iii) Other income per USGAAP		**537**	**300**	370	655

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

		Telstra Group			
		Year ended 30 June			
		2002	2002	2001	2000
	Note	$m	US$m	$m	$m
USGAAP Earnings per share					
Net income per USGAAP		**3,898**	**2,183**	3,576	4,093
		¢	**US ¢**	¢	¢
Basic earnings per share before cumulative effect of change in accounting principles		**30.5**	**17.1**	29.3	32.1
Cumulative effect of change in accounting principles (net of tax):					
Revenue recognition (SAB 101)	30(j)	-	-	(1.1)	-
Derivative financial instruments and hedging activities	30(o)	-	-	(0.1)	-
Basic earnings per share per USGAAP (cents)		**30.5**	**17.1**	28.1	32.1
Dilutive earnings per share before cumulative effect of change in accounting principles		**30.4**	**17.0**	29.1	32.0
Cumulative effect of change in accounting principles (net of tax):					
Revenue recognition (SAB 101)	30(j)	-	-	(1.1)	-
Derivative financial instruments and hedging activities	30(o)	-	-	(0.1)	-
Diluted earnings per share per USGAAP (cents)		**30.4**	**17.0**	27.9	32.0
		Number (in millions)			
Weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations (v)		**12,783**	**12,783**	12,764	12,747
Weighted average number of employee share options exercised during the year (vi)		**44**	**44**	65	49
Weighted average number of potential ordinary shares and common share equivalents used for diluted earnings per share calculations		**12,827**	**12,827**	12,829	12,796

(v) Reconciliation of weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations		Number (in millions)			
Number of shares used for AGAAP earnings per share calculations	18	**12,867**	**12,867**	12,867	12,867
Adjusted for weighted average TESOP 97 and 99 options outstanding during the year (vii)		**(84)**	**(84)**	(103)	(120)
Number of shares used for USGAAP basic earnings per share calculations		**12,783**	**12,783**	12,764	12,747

(vi) For fiscal 2002 and 2001, only the TESOP 97 options are dilutive to dilutive earnings per share per USGAAP. The average market price of Telstra shares is below the exercise price of the TESOP 99 options and therefore the TESOP 99 options are not dilutive. The exercise price for TESOP 97 and TESOP 99 options is the remaining loan balance payable by the employee to Telstra. For fiscal 2000, both the TESOP 97 and TESOP 99 options are dilutive to dilutive earnings per share per USGAAP.

(vii) For USGAAP, the earnings per share calculations for fiscal 2002, 2001 and 2000 are affected by the issue of TESOP 97 and TESOP 99 options referred to in note 30(m) below.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

		Telstra Group			
		As at 30 June			
		2002	2002	2001	2000
	Note	$m	US$m	$m	$m
Reconciliation of shareholders' equity to USGAAP					
AGAAP shareholders' equity per statement of financial position		**14,106**	**7,899**	13,722	11,602
Cumulative adjustments required to agree with USGAAP					
Property, plant and equipment	30(a)	**419**	**235**	622	815
Listed investments (available-for-sale securities)	30(b)	**103**	**58**	417	890
Dividend payable	7,17,30(c)	**1,415**	**792**	1,416	1,287
Minority interests	30(d)	**2**	**1**	(483)	(7)
Retirement benefits	30(f)	**4,087**	**2,289**	3,615	3,725
Software assets	30(i)	**-**	**-**	-	25
Mobile phone subsidies	30(k)	**-**	**-**	(30)	(174)
Income tax	30(l)	**(1,293)**	**(724)**	(1,337)	(1,824)
Employee share loans	19(c),30(m)	**(230)**	**(129)**	(270)	(297)
Redundancy and restructuring provision - fiscal 2000	30(n)	**-**	**-**	94	486
Derivative financial instruments and hedging activities	30(o)	**(133)**	**(74)**	(133)	-
PCCW convertible note (available-for-sale security)	30(o)	**-**	**-**	(104)	-
Sale of Global Wholesale Business to Reach Limited - fiscal 2001	30(p)	**(882)**	**(495)**	(882)	-
Equity accounting adjustment for Reach Limited	30(q)	**41**	**23**	17	-
Consolidation adjustment for Regional Wireless Company	30(r)	**821**	**460**	1,131	-
Fair value / general reserve adjustments	30(s)	**(54)**	**(30)**	-	-
Shareholders' equity per USGAAP		**18,402**	**10,305**	17,795	16,528
Statement of financial position measured and classified per USGAAP					
Current assets					
Cash	8	**1,070**	**599**	1,077	751
Accounts receivable, net		**4,038**	**2,261**	4,259	3,518
Inventories	10	**204**	**114**	320	295
Deferred tax asset	30(l)	**301**	**169**	171	49
Other assets		**604**	**338**	519	112
Total current assets		**6,217**	**3,481**	6,346	4,725
Non current assets					
Receivables		**178**	**100**	74	30
Derivative financial instruments		**637**	**357**	514	-
Inventories	10	**20**	**11**	8	15
Investments - accounted for using the equity method		**386**	**216**	424	450
Investments - other non current		**545**	**305**	1,963	1,325
Property, plant and equipment		**43,800**	**24,528**	41,196	40,917
Accumulated depreciation of proprerty, plant and equipment		**(19,515)**	**(10,928)**	(17,758)	(17,786)
Intangible assets, net		**4,158**	**2,328**	4,100	536
Prepaid pension assets	30(f)	**4,087**	**2,289**	3,615	3,000
Other assets		**2,206**	**1,235**	2,078	1,324
Total non current assets		**36,502**	**20,441**	36,214	29,811
Total assets		**42,719**	**23,922**	42,560	34,536

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

		Telstra Group			
		As at 30 June			
		2002	2002	2001	2000
	Note	$m	US$m	$m	$m
Statement of financial position measured and classified per USGAAP (continued)					
Current liabilities					
Payables		**2,793**	**1,564**	2,823	2,452
Borrowings - short term debt	16	**606**	**339**	2,552	2,734
Borrowings - long term debt due within one year	16	**1,260**	**706**	52	582
Income tax payable	4	**632**	**354**	657	527
Provisions		**488**	**273**	557	649
Revenue received in advance		**1,037**	**581**	1,128	735
Total current liabilities		**6,816**	**3,817**	7,769	7,679
Non current liabilities					
Payables	15	**129**	**72**	120	194
Derivative financial instruments		**267**	**150**	103	-
Borrowings - long term debt		**12,372**	**6,927**	11,943	6,505
Income tax payable	4	**-**	**-**	91	184
Deferred tax liability	30(l)	**3,449**	**1,932**	2,967	2,499
Provisions		**848**	**475**	846	836
Revenue received in advance		**438**	**245**	456	104
Total non current liabilities		**17,503**	**9,801**	16,526	10,322
Total liabilities		**24,319**	**13,618**	24,295	18,001
Minority interests		**(2)**	**(1)**	470	7
Net assets		**18,402**	**10,305**	17,795	16,528
Shareholders' equity					
Contributed equity	18	**6,433**	**3,602**	6,433	6,433
Share loan to employees	19(c),30(m)	**(230)**	**(129)**	(270)	(297)
Additional paid in capital from employee share plans	30(m)	**333**	**187**	292	283
Total share capital		**6,536**	**3,660**	6,455	6,419
Accumulated other comprehensive income (reserves) (viii)		**(27)**	**(15)**	532	572
Retained earnings		**11,893**	**6,660**	10,808	9,537
Total shareholders' equity		**18,402**	**10,305**	17,795	16,528

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP (continued)

(viii) Accumulated other comprehensive income (reserves)

Accumulated other comprehensive income, net of related tax, for USGAAP consists of the following components:

	Telstra Group		
	As at 30 June		
	2002	2001	2000
	$m	$m	$m
General reserve	**-**	4	1
Foreign currency translation reserve	**(98)**	188	(41)
(tax effect)	**17**	(15)	-
	(81)	173	(41)
Derivative financial instruments	**(27)**	(31)	-
(tax effect)	**9**	9	-
	(18)	(22)	-
Unrealised gain on available-for-sale securities	**103**	511	890
(tax effect)	**(31)**	(134)	(278)
	72	377	612
Accumulated other comprehensive (loss)/ income (net of tax)	**(27)**	532	572

Other comprehensive income disclosure

Other comprehensive income is calculated by totalling movements in shareholders' equity that are not related to contributions from owners or payments to owners.

	Telstra Group		
	Year ended 30 June		
	2002	2001	2000
	$m	$m	$m
General reserve	**(4)**	3	-
Foreign currency translation reserve (after tax)	**(254)**	214	3
Derivative financial instruments (after tax)	**4**	(22)	-
Unrealised (loss)/gain on available-for-sale securities (after tax)	**(302)**	31	592
Realised gain on sale of available-for-sale securities (after tax) transferred to net income	**(3)**	(266)	-
USGAAP other comprehensive (loss)/income	**(559)**	(40)	595

The re-classification out of accumulated other comprehensive income to net income was determined on the basis of specific identification.

Total comprehensive income disclosure

Total comprehensive income is calculated by adding net income and other comprehensive (loss)/income.

	Telstra Group		
	Year ended 30 June		
	2002	2001	2000
	$m	$m	$m
Net income per USGAAP	**3,898**	3,576	4,093
USGAAP other comprehensive (loss)/ income	**(559)**	(40)	595
USGAAP Total comprehensive income	**3,339**	3,536	4,688

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP

30(a) Property, plant and equipment

Revaluations

Prior to 1 July 2000, AGAAP allowed property, plant and equipment to be revalued upwards. Increases in revalued amounts were recorded in an asset revaluation reserve, unless they reversed a previous revaluation decrease charged to the statement of financial performance. Impairments (decreases) to asset values were recorded in the statement of financial performance, unless they reversed a previous increase still remaining in the asset revaluation reserve.

Revaluations of property, plant and equipment are not allowed under USGAAP, except for permanent impairments. Including the broadband network described below, the net adjustment included in the reconciliation to shareholders equity to reduce revalued property, plant and equipment to historical cost for revaluations and impairments not allowed under USGAAP is $407 million for fiscal 2002 (2001: $371 million; 2000: $371 million). For fiscal 2002, additional depreciation and disposals of $36 million expense (2001: $2 million benefit; 2000: $37 million expense) have been included in the reconciliation of net income to USGAAP.

Under USGAAP, a permanent impairment loss can only be recorded when the future undiscounted cash flows relating to a group of assets are less than the recorded amount of the assets. Under AGAAP, impairment losses are recorded in accordance with Telstra's accounting policy when discounted future cash flows are less than the recorded amount of the asset. Under AGAAP, in note 3, we recorded a $Nil impairment during fiscal 2002 (2001: $31 million impairment loss; 2000: $Nil). In fiscal 2001, this related to Infrastructure Services & Wholesale projects that were cancelled and the related capitalised internal use software that was written off. This write off was allowed under USGAAP and no adjustment to the USGAAP reconciliation was made.

USGAAP Impairment loss reversal - broadband network: In fiscal 1997, for AGAAP we wrote down the value of our broadband network. We recognised an impairment loss of $342 million in net income and $245 million was adjusted against the asset revaluation reserve. Under USGAAP, the initial future undiscounted cash flows derived from our broadband network were greater than the recorded value and continue to be as at 30 June 2002. The reversal of the impairment loss has been adjusted for in the reconciliations of net income and shareholders' equity to USGAAP and additional depreciation of $62 million was recorded in the reconciliation of net income to USGAAP in fiscal 2002 (2001: $62 million; 2000: $62 million), included in the net adjustments above.

Depreciation expense

Depreciation expense for AGAAP and USGAAP has been calculated using the straight line method of depreciation. Under AGAAP, depreciation expense is based on the recorded amount of the asset and is therefore higher for assets that have been revalued upwards. Depreciation expense has been adjusted to reflect depreciation based on original cost in the reconciliations of net income and shareholders' equity to USGAAP.

Indirect overheads included as part of the cost of constructed assets

Under AGAAP, before 1 July 1996 we recorded overhead costs directly associated with the construction of our communication assets as part of the cost of those assets. We expensed all indirect overhead costs as incurred. From 1 July 1996, indirect overhead costs associated with operations and management personnel directly involved in the construction of our communication assets have been recorded as part of the cost of those assets. This policy is now the same as USGAAP.

To reflect the current policy, as if it had always been in place for USGAAP purposes, for fiscal 2002 capitalised overheads before 1 July 1996 with a net book value of $638 million (2001:$782 million, 2000: $925 million) have been included in the reconciliation of shareholders' equity to USGAAP. For fiscal 2002, additional depreciation and disposals of $144 million (2001: $142 million; 2000: $157 million) have been included in the reconciliation of net income to USGAAP.

Borrowing costs included as part of the cost of constructed assets

Under AGAAP, before 1 July 1996, we expensed all borrowing costs when incurred. From 1 July 1996, borrowing costs relating to the construction of property, plant and equipment for internal use are recorded as part of the cost of the asset. This policy is now the same as USGAAP.

To reflect the current policy, as if it had always been in place for USGAAP purposes, for fiscal 2002 capitalised interest before 1 July 1996 with a net book value of $188 million (2001:$213 million, 2000: $264 million) have been included in the reconciliation of shareholders' equity to USGAAP. For fiscal 2002, additional depreciation and disposals of $24 million (2001: $51 million; 2000: $32 million) have been included in the reconciliation of net income to USGAAP.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(a) Property, plant and equipment (continued)

Profits/(losses) on the sale of assets

Under AGAAP, proceeds on sale of non current assets are recorded as revenue from ordinary activities - other revenue, and the net book value of assets sold is recorded as other operating expenses, with the net impact representing the profit or loss on sale of non current assets.

For USGAAP, the sale of non current assets is not considered to be an operating activity and as a result the net profit or loss on the sale of non-current assets is reclassified to other income below operating income.

AGAAP reported profits or losses on the sale of revalued assets are based on revenue received less revalued net book value. For USGAAP, profits or losses are based on revenue received less historical net book value. Adjustments are made to the reconciliation of net income to USGAAP to record this difference in the profit or loss on sale.

Re-classification of assets held for sale

Under AGAAP, we have classified land and buildings held for sale, as described in note 28 'Events after balance date', as other current assets (refer note 14).

Under USGAAP, usually assets held for sale should be classified as current assets. However, as these assets are part of a sale and leaseback transaction, the land and buildings must remain in property, plant and equipment until the sale is complete. In fiscal 2002, these assets have been reclassified, with a net book value increase to property, plant and equipment of $435 million.

30(b) Investments

Investments in joint venture entities and associated entities

From 1 July 1997, we adopted the equity method of accounting for investments in joint venture entities and associated entities (refer note 1.10(b)). Under AGAAP, equity accounting is suspended where the cumulative share of losses and reserve movements have reduced the participating equity investment to zero. Under USGAAP, equity accounted losses are required to be recognised in net income to the extent that we have other non participating investments in the equity accounted entity (i.e. preference shares or loans). The effect of equity accounting losses once the investment has been written down to zero is not significant, therefore no adjustment has been made in the USGAAP reconciliation in fiscal years 2002 and 2000.

In fiscal 2001, our investment in Reach Limited, was initially recorded at a cost of negative $30 million (refer note 30(p)). This negative investment was increased to zero by crediting the goodwill created on the acquisition of Regional Wireless Company (RWC).

Equity securities (excluding Satellite consortium investment, joint venture entities and associated entities)

Under AGAAP, temporary changes in the fair values of debt and equity securities are not required to be recorded in the financial statements. AGAAP however does require permanent impairments in the value of debt and equity securities to be recorded in the statement of financial performance.

Under USGAAP, Statement of Financial Accounting Standards No.115 (SFAS 115) "Accounting for Certain Investments in Debt and Equity Securities," we are required to account for debt and equity securities based on our intention to hold or sell the securities. Securities classified as held-to-maturity are stated at cost unless there is a decline in fair value that is considered permanent. This reduction is recorded in the statement of financial performance. Securities classified as available-for-sale are recorded at fair value with changes in fair value, other than a permanent reduction, recorded in a separate component of shareholders' equity (accumulated other comprehensive income) until realised. Realised gains and losses are then recorded in the statement of financial performance.

The disclosures required by SFAS 115 are as follows:

	Telstra Group	
	As at 30 June	
	2002	2001
	$m	$m
Held-to-maturity securities		
Marketable securities maturing in less than one year:		
Foreign currency deposits (a)	6	5
Marketable securities maturing in more than one year:		
Foreign currency deposits (a)	-	6
	6	11

(a) Foreign currency deposits are directly related to our finance lease liabilities and can only be used for settlement of these finance leases. The cost basis above equates to fair value.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(b) Investments (continued)

Available-for-sale securities

The following is a summary of our available-for-sale debt and equity securities:

	Note	Telstra Group As at 30 June 2002				
		Principal $m	Accrued interest $m	Amortised cost $m	Fair value $m	Net unrealised gain $m
Marketable securities included in cash:						
Bank bills and promissory notes		759	2	761	761	-
Marketable securities due within one year:						
Bank bills and promissory notes		382	1	383	383	-
Equity securities:						
Listed investments	11	41	-	-	144	103
Income tax expense						(31)
						72
Debt securities:						
PCCW note - US$190 million face value	30(o)	337	-	-	337	-
Total unrealised gain (net of tax) on available-for-sale securities						72

	Note	Telstra Group As at 30 June 2001				
		Principal $m	Accrued interest $m	Amortised cost $m	Fair value $m	Net unrealised gain $m
Marketable securities included in cash:						
Bank deposits, bank bills and promissory notes		873	3	876	876	-
Marketable securities due within one year:						
Bank bills and promissory notes		404	-	404	404	-
Equity securities:						
Listed investments	11	60	-	-	477	417
Income tax expense						(125)
						292
Debt securities:						
PCCW convertible note - US$750 million face value	30(o)	1,299	-	-	1,393	94
Income tax expense						(9)
						85
Total unrealised gain (net of tax) on available-for-sale securities						377

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(c) Dividend payable recognition

Under AGAAP, dividends declared after balance date and before approval of the financial reports are currently recognised as a liability in those financial statements. Under USGAAP, provisions for dividends are only recognised as liabilities if the dividends are formally declared before balance date. The effect of this adjustment is disclosed in the reconciliation of shareholders' equity to USGAAP.

Dividends paid under USGAAP are presented as follows:

	Telstra Group		
	Year ended 30 June		
	2002	2001	2000
	$m	$m	$m
Dividends paid:			
Interim dividend	**1,415**	1,029	1,029
Previous year final ordinary dividend paid in the current year.	**1,416**	1,287	1,287
Previous year final special dividend paid in the current year (i)	**-**	-	2,059
Total dividends.	**2,831**	2,316	4,375

The dividends per share for USGAAP (including the employee options (refer note 30(m) below) as issued shares) in Australian dollars for the last three years are:

	Telstra Group		
	Year ended 30 June		
	2002	2001	2000
	¢	¢	¢
Dividends paid per share:			
Total dividends paid per share per USGAAP	**22.0**	18.0	34.0(i)
	Number (in millions)		
Number of shares used for USGAAP dividends paid per share	**12,867**	12,867	12,867

(i) The fiscal 2000 USGAAP dividend included a special dividend of 16.0 cents per share.

30(d) Minority interests (defined as outside equity interests per AGAAP)

Under AGAAP, minority interests are included in shareholders' equity in 'Outside equity interests'. Under USGAAP, minority interests are disclosed as a separate component of net assets rather than included in shareholders' equity. The effect of this adjustment has been disclosed in the reconciliation of shareholders' equity to USGAAP.

30(e) Dealer commissions and bonuses classification

Under AGAAP, dealer commissions and bonuses are included in direct cost of sales as they are directly related to our sales revenue. Under USGAAP, dealer commissions and bonuses are classified as other operating expenses. In the statement of financial performance measured and classified under USGAAP, dealer commissions and bonuses of $353 million for fiscal 2002 (2001: $386 million; 2000: $296 million) have been reclassified from direct cost of sales to other operating expenses.

30(f) Retirement benefits

Pension costs/benefits (superannuation expense under AGAAP) for our defined benefit plans are based on contributions payable to the plans for the year, at rates determined by the actuary of the defined benefit plans. Refer to note 22 for details of our superannuation plans.

For our defined benefit schemes, where scheme assets are greater than members' vested entitlements, the difference is recorded as a prepaid pension asset. Where there has been a shortfall in prior years of the net market value of the scheme assets when compared to members' vested entitlements, we have provided for the present value of any shortfall, to the extent that the shortfall represents a present obligation.

For USGAAP, pension costs/benefits for defined benefit plans are accounted for under Statement of Financial Accounting Standards No. 87 (SFAS 87) "Employers' Accounting for Pensions" and are calculated by an actuary using the projected unit credit method. This method includes current service cost, interest cost, return on plan assets and amortisation of transition assets. Aggregated unrecorded gains and losses of the plans exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.

We adopted SFAS 87 on 1 July 1992, as it was not feasible to adopt SFAS 87 from its effective date of 1 July 1989. The transition asset recorded under SFAS 87 is being amortised from 1 July 1992 over 11 years, ending 30 June 2003. Where scheme assets are greater than the present obligations relating to members' vested entitlements, the difference is recognised as an asset in accordance with USGAAP.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(f) Retirement benefits (continued)

We adopted Statement of Financial Accounting Standards No.132 "Employers' Disclosures about Pensions and Other Post Retirement Benefits" from 1 July 1998. This standard did not change the measurement or recognition of pension costs or other post retirement benefits as it only changed disclosures required.

The effect of the adjustments required by SFAS 87 to retirement benefit expense/gain has been disclosed in the reconciliations of net income and shareholders' equity to USGAAP. If we had reported our net periodic pension cost/benefit and the funded status of the defined benefit superannuation plans in accordance with the accounting principles and actuarial assumptions under USGAAP, the disclosures required are as follows:

		Telstra Group			
		Year ended 30 June			
		2002	2002	2001	2000
	Note	$m	US$m	$m	$m
Net periodic pension (benefit)/cost					
The components of net periodic pension cost for our defined benefit superannuation plans are as follows:					
Service cost on benefits earned		**333**	**186**	380	437
Interest cost on projected benefit obligation		**716**	**401**	779	713
Expected return on assets		**(1,292)**	**(724)**	(1,281)	(1,210)
Expenses and taxation		**74**	**41**	70	61
Member contributions for defined benefits		**(109)**	**(61)**	(113)	(149)
Amortisation of transition asset		**(85)**	**(48)**	(87)	(88)
Settlement gain		**(107)**	**(60)**	(349)	(124)
Net periodic pension benefit per USGAAP		**(470)**	**(265)**	(601)	(360)
Reverse amount expensed for AGAAP (labour expense)		**(2)**	**(1)**	(14)	(8)
Net periodic pension benefit USGAAP adjustment		**(472)**	**(266)**	(615)	(368)
Writeback of superannuation additional liability (i)	3(c)	**-**	**-**	725	-
Total USGAAP adjustment - retirement benefit (gain)/expense		**(472)**	**(266)**	110	(368)
We used the following major assumptions to account for our defined benefit superannuation plans for the years ended 30 June:					
Discount rate		**6.50%**	**6.50%**	6.00%	6.50%
Expected rate of increase in future salaries		**4.00%**	**4.00%**	3.50%	4.00%
Expected long-term rate of return on assets		**8.50%**	**8.50%**	8.50%	8.50%
Reconciliation of change in benefit obligation					
Projected benefit obligation at beginning of year		**9,146**	**5,122**	9,929	9,463
Service cost		**333**	**186**	380	437
Interest cost		**716**	**401**	779	713
Member contributions		**117**	**66**	87	50
Benefit payments		**(902)**	**(505)**	(1,196)	(811)
Curtailments loss / (gain) (i)		**32**	**18**	-	(36)
Actuarial loss/(gain)		**95**	**53**	(833)	113
Projected benefit obligation at end of year		**9,537**	**5,341**	9,146	9,929

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(f) Retirement benefits (continued)

	Telstra Group			
	Year ended 30 June			
	2002	**2002**	2001	2000
	$m	**US$m**	$m	$m
Reconciliation of change in fair value of plan assets				
Fair value of plan assets at beginning of year	**13,502**	**7,561**	13,486	12,493
Actual return on plan assets	**(544)**	**(305)**	1,068	1,659
Employer contributions	**2**	**1**	14	8
Member contributions for defined benefits	**109**	**61**	113	148
Transfers/member contributions for accumulation benefits	**117**	**66**	87	50
Benefit payments	**(904)**	**(506)**	(1,196)	(811)
Plan expenses	**(13)**	**(7)**	(14)	(16)
Contribution tax	**(61)**	**(34)**	(56)	(45)
Fair value of plan assets at end of year (i)	**12,208**	**6,837**	13,502	13,486
Reconciliation of funded status of plan				
Projected benefit obligation	**(9,537)**	**(5,341)**	(9,146)	(9,929)
Plan assets at fair value	**12,208**	**6,837**	13,502	13,486
Funded status	**2,671**	**1,496**	4,356	3,557
Unrecognised net transition asset (ii)	**(169)**	**(95)**	(255)	(348)
Unrecognised net actuarial loss/(gain) (ii)	**1,585**	**888**	(486)	(209)
Prepaid pension asset	**4,087**	**2,289**	3,615	3,000

(i) In fiscal 2000, there was a difference between the fair market value of scheme assets for AGAAP and USGAAP due to additional contributions payable by us to the TSS. This liability is no longer payable by us, and a specific revenue item has been recognised in fiscal 2001 under AGAAP (refer note 3(c)). This has been adjusted for in the USGAAP reconciliation. For the purposes of SFAS 87, there is $Nil AGAAP/USGAAP difference for the scheme assets as at 30 June 2002 (2001: $Nil; 2000: $725 million difference).

(ii) Settlements recorded in net periodic pension benefit/cost have effected the unrecognised net transition asset and the unrecognised net actuarial loss/(gain) as follows:
(a) unrecognised transition asset; 2002: $1 million gain; 2001: $6 million loss; 2000: $4 million loss.
(b) unrecognised net actuarial gain; 2002: $110 million; 2001: $343 million; fiscal 2000: $120 million.

30(g) Employee entitlements - Long Service Leave

Our employee entitlement provisions include a liability for long service leave. Refer to note 1.18 (a) for a definition of long service leave. The assumptions used to calculate this liability for AGAAP are consistent with those used under SFAS 87 for USGAAP.

30(h) Enterprise bargaining agreements

Fiscal 2002 was a year of consolidation on the industrial front as we implemented the flexibilities and frameworks that the separate Business Unit Enterprise Agreements provided. In addition, the Agreements provide improved operating efficiencies for both management and staff and provide a firm basis for future negotiations.

As provided for in the Agreements the vast majority of staff covered by these Agreements received a 4% salary increase in December 2001.

These agreements are due to expire in December 2002 and discussions are under way with the relevant staff associations to negotiate new agreements to replace the current ones. As at 30 June 2002 approximately 57% of full time staff were covered by the Business Unit Enterprise Agreements and the Telstra Shop Agreement.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(i) Software assets developed for internal use

Under AGAAP, before 1 July 1996, we did not record costs associated with software developed for internal use as software assets. From 1 July 1996, we recorded costs (including borrowing costs) associated with software developed for internal use as software assets. This policy is now the same as USGAAP. These costs include direct labour (both internal and external) and other directly associated costs.

To reflect the current policy as if it had always been in place for USGAAP purposes before 1 July 1996 in the reconciliations of net income and shareholders' equity to USGAAP, we originally recorded $1,370 million as software assets and accumulated amortisation of $732 million. These assets have been fully amortised and/or disposed of in full during fiscal 2001, therefore there are no further reconciling items included in the reconciliation of net income for fiscal 2002 (2001: $25 million; 2000: $81 million).

30(j) Revenue recognition - cumulative adjustment

On 3 December 1999, the United States Securities Exchange Commission (SEC) released "Staff Accounting Bulletin (SAB) No. 101 - Revenue Recognition", (SAB 101), which provides guidance on our recognition, presentation and disclosure of revenue in financial statements filed with the SEC. This guidance was adopted in fiscal 2001 in our AGAAP financial statements, refer to note 1.2 for a description of the initial impact of the change in the accounting policy and note 1.19 for revenue accounting policies.

In fiscal 2001, there were no differences in total net income between AGAAP and USGAAP other than a reclassification of the cumulative effect on adoption of SAB 101 from sales revenue and direct cost of sales to the cumulative effect of change in accounting principle, net of tax. In future years there will be no further differences between USGAAP and AGAAP as we have aligned AGAAP revenue recognition policies to accord with US requirements. The effect on fiscal 2000 restated net income after tax was not significant.

30(k) Mobile phone subsidies

Under AGAAP, from 1 July 1999, we changed our accounting policy relating to subsidies provided to our customers when they purchase mobile phones. From this date, we deferred the subsidy provided to customers who enter into mobile phone contracts with a length of two years or greater. This policy was considered to be inconsistent with industry practice in the United States and hence $174 million of revenue was deferred over two years in fiscal 2000.

Due to changes in industry practice in the United States, this policy is now consistent with USGAAP from fiscal 2001. The amounts recognised in the USGAAP reconciliation of shareholders equity in fiscal 2000 have now been fully reversed in fiscal 2002. From 1 July 2002 there will be no further adjustments.

30(l) Income tax

Under AGAAP, timing differences are recorded in the statement of financial position as deferred tax assets and liabilities using the liability method of tax effect accounting. Future income tax benefits relating to tax losses and timing differences are not recorded as an asset unless the benefit is considered virtually certain of being realised.

Under USGAAP, deferred tax assets and liabilities are created for all temporary differences between the accounting and tax bases of assets and liabilities that will reverse during future taxable periods, including tax losses. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax asset, will not be realised. We increase or decrease our deferred tax balances for the income tax effect of accounting differences included in our reconciliations of net income and shareholders' equity to USGAAP.

AGAAP requires the effect of a change in the income tax rate to be included in the calculation of deferred tax balances when the change has been announced by the Treasurer of the Commonwealth. USGAAP requires the tax rate change to be recognised in the year that the Australian Parliament has approved the legislation and it has received royal assent from the Governor General of Australia (Head of State).

For AGAAP, we classify all deferred tax balances as non current. For USGAAP, the classification between current and non current is based on the statement of financial position classification of the underlying net current and non current asset or liability. Where there is no underlying asset or liability the classification is based on when the temporary difference is expected to reverse. The effect of this has been disclosed in the statement of financial position measured and classified per USGAAP.

Under AGAAP and USGAAP we do not create deferred tax assets or liabilities for temporary differences relating to investments where there is no intention of disposing of the investment or where we are incapable of realising any benefit or incurring any obligations due to tax law restrictions.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(l) Income tax (continued)

	Telstra Group			
	As at 30 June			
	2002	**2002**	2001	2000
	$m	**US$m**	$m	$m
Future income tax benefit (deferred tax assets)				
Property, plant and equipment	**33**	**18**	46	-
Foreign exchange translation, hedge and other finance costs	**58**	**32**	48	10
Employee entitlements	**331**	**185**	275	128
Revenue received in advance	**7**	**4**	10	30
Inventory valuation	**-**	**-**	6	11
Provisions	**212**	**120**	29	356
Tax losses	**-**	**-**	5	5
Other	**104**	**58**	145	38
Total deferred tax assets under USGAAP	**745**	**417**	564	578
Valuation allowance	**-**	**-**	-	(1)
Deferred tax assets under USGAAP after valuation allowance	**745**	**417**	564	577
Deferred income tax (deferred tax liabilities)				
Property, plant and equipment	**2,521**	**1,411**	2,033	1,738
Foreign exchange translation, hedge and other finance costs	**1**	**1**	19	15
Prepaid pension cost	**1,226**	**687**	1,085	900
Prepayments	**6**	**3**	8	11
Expenditure accruals	**69**	**39**	-	-
Marketable securities	**27**	**15**	102	278
Other	**43**	**24**	113	85
Total deferred tax liabilities under USGAAP	**3,893**	**2,180**	3,360	3,027
Net deferred tax liability under USGAAP	**(3,148)**	**(1,763)**	(2,796)	(2,450)
Represented by:				
AGAAP future income tax benefit - non current	**132**	**74**	114	111
AGAAP deferred income tax - non current	**(1,987)**	**(1,113)**	(1,573)	(737)
USGAAP/AGAAP income tax differences	**(1,293)**	**(724)**	(1,337)	(1,824)
Net deferred tax liability under USGAAP	**(3,148)**	**(1,763)**	(2,796)	(2,450)
Reported as follows for the USGAAP statement of financial position:				
Current deferred tax asset (future income tax benefit)	**307**	**172**	183	215
Current deferred tax liability (deferred income tax)	**(6)**	**(3)**	(12)	(166)
Net current deferred tax asset (future income tax benefit)	**301**	**169**	171	49
Non current deferred tax asset (future income tax benefit)	**438**	**245**	381	362
Non current deferred tax liability (deferred income tax)	**(3,887)**	**(2,177)**	(3,348)	(2,861)
Net non current deferred tax liability (deferred income tax)	**(3,449)**	**(1,932)**	(2,967)	(2,499)
	(3,148)	**(1,763)**	(2,796)	(2,450)
The components of income tax expense for USGAAP are:				
Current tax expense	**1,608**	**900**	1,498	1,544
Deferred tax expense	**235**	**132**	540	15
Under/(over) provision in prior year	**16**	**9**	6	9
Income tax expense for USGAAP	**1,859**	**1,041**	2,044	1,568

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(m) Employee share plans and compensation expenses

Our employee and executive share plans are described in note 19. AGAAP does not require certain employee compensation and option expenses to be recorded in the statement of financial performance for our employee share plans.

Under USGAAP, we have adopted Statement of Financial Accounting Standards No.123 (SFAS 123) "Accounting for Stock Based Compensation," which utilises the fair value method. Under this method, compensation expense is calculated based on the fair value of options on the date of grant and recognised over the associated service period, which is usually the vesting period. USGAAP requires that shares issued under TESOP 97 and TESOP 99 in conjunction with non-recourse loans be accounted for as options. In addition options, restricted shares and performance rights issued under the Telstra Growthshare executive compensation scheme are also accounted for as options in accordance with SFAS 123.

In fiscal 2002, the additional compensation expense as calculated under USGAAP of $41 million (2001: $9 million; 2000: $66 million) is included in the reconciliation of net income and a life to date expense of $333 million is recorded as additional paid in capital in total shareholders equity for USGAAP. The outstanding balance of the loans for TESOP 97 and TESOP 99 provided to the employees is deducted from shareholders' equity rather than classified as a receivable. The Telstra Growthshare trust loan is not reclassified as it is not linked to non-recourse loans.

There is no income tax effect on the additional compensation expense for USGAAP as it is a permanent difference (non taxable) for TESOP 97, TESOP 99 and Growthshare schemes.

A brief description of the schemes and details of options granted and outstanding under each scheme are as follows.

TESOP General

Options allocated to employees under the TESOP schemes all vest immediately upon grant and will expire at the earlier of repayment of the loan balance or the termination of employment. For fiscal 2000 and 1999, these options were dilutive for USGAAP earnings per share calculations. Employee compensation expense has been recognised on inception of the TESOP 97 scheme (fiscal 1998 and subsequent loyalty share issues) and TESOP 99 scheme (fiscal 2000 and subsequent loyalty share issues). Dividends on both TESOP schemes are not recorded as further compensation expense as their forecasted value was included when calculating the initial option valuations.

For fiscal 2002 and 2001, only the TESOP 97 options are dilutive for the USGAAP EPS calculation as the exercise price of the TESOP 99 options was above the average Telstra share price. For fiscal 2000 both TESOP 97 and 99 options were dilutive.

TESOP 97

Fiscal 1998 options granted - 137,473,875 in conjunction with the initial sale of Telstra shares by the Commonwealth. 502,000 options were exercised to 30 June 1998 resulting in 136,971,875 options outstanding at 30 June 1998.
Fiscal 1999 options exercised - 23,822,375 - resulting in 113,149,500 options outstanding at 30 June 1999.
Fiscal 2000 options exercised 14,601,875 - resulting in 98,547,625 options outstanding at 30 June 2000.
Fiscal 2001 options exercised 24,324,500 - resulting in 74,223,125 options outstanding at 30 June 2001.
Fiscal 2002 options exercised 10,749,750 - resulting in 63,473,375 options outstanding at 30 June 2002.

TESOP 99

Fiscal 2000 options granted - 16,939,000, options exercised 122,600 - resulting in 16,816,400 options outstanding at 30 June 2000.
Fiscal 2001 options exercised 1,150,000 - resulting in 15,666,400 options outstanding at 30 June 2001.
Fiscal 2002 options exercised 700,900 - resulting in 14,965,500 options outstanding at 30 June 2002.

TESOP 99 loyalty shares

In fiscal 2001 we recognised compensation expense of $8 million for loyalty shares issued to employees by the Commonwealth (refer note 19).

Telstra Growthshare General

The Telstra Growthshare options issued under all schemes vest when the performance hurdles have been reached and the executive pays the exercise price per share. The Growthshare restricted share options and performance rights allocated to employees under all schemes vest when the performance hurdles have been reached.

For USGAAP compensation expense is measured in the year that the options are granted less any compensation expense paid under AGAAP based on calculated "option values" for Growthshare options, restricted share options and performance rights options. An allowance is made for expected resignations and cancellations when calculating the various option values.

These options and restricted share options are not dilutive for earnings per share calculations.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(m) Employee share plans and compensation expense (continued)

Telstra Growthshare 2000

Fiscal 2000 Telstra Growthshare commenced in fiscal 2000. Options granted - 3,370,000, options lapsed 662,000 - resulting in 2,708,000 options outstanding at 30 June 2000. In addition, restricted share options of 573,500 were granted with 110,000 lapsing - resulting in 463,500 restricted share options outstanding at 30 June 2000.
Fiscal 2001 options lapsed 452,000 - resulting in 2,256,000 options outstanding at 30 June 2001. Fiscal 2001 restricted share options lapsed 75,000 - resulting in 388,500 restricted share options outstanding as at 30 June 2001.
Fiscal 2002 options lapsed 130,333 - resulting in 2,125,667 options outstanding at 30 June 2002. Restricted share options lapsed 37,812 - resulting in 350,688 restricted share options outstanding as at 30 June 2002.

Telstra Growthshare 2001

Fiscal 2001 options granted - 4,852,910, options lapsed 290,700 - resulting in 4,562,210 options outstanding at 30 June 2001. In addition restricted share options of 1,005,771 were granted with 60,100 lapsing resulting in 945,670 restricted share options outstanding at 30 June 2001.
Fiscal 2002 options lapsed 663,359 resulting in 4,189,551 options outstanding at 30 June 2002. Restricted share options lapsed 74,970 - resulting in 870,700 restricted share options outstanding as at 30 June 2002.

Telstra Growthshare 2002

Fiscal 2002 options granted - 39,102,000, options lapsed 532,305 resulting in 38,569,695 options outstanding at 30 June 2002. In addition, performance rights options of 3,704,300 were granted with 50,859 lapsing resulting in 3,653,441 performance rights options outstanding at 30 June 2002.

Valuation methodology and assumptions

TESOP 97

The binomial option valuation model was used to estimate the fair value of the options (being $1.58) at the date of grant, utilising the following weighted average assumptions:

- risk-free interest rate of 5.8%;
- dividends yield of 0% as dividends are reinvested to reduce the price of the option;
- expected stock market price volatility factor of 30%; and
- a weighted average expected life of options of 7 years.

At 30 June 2002, the weighted average expected life of the options was 3 years. The weighted average price of the option at 30 June 2002, 30 June 2001 and 30 June 2000 was $1.58.

TESOP 99

The binomial option valuation model was used to estimate the fair value of the options (being $3.53) at the date of grant utilising the following weighted average assumptions:

- risk free interest rate 6.99%;
- dividend yield of 0% as dividends are reinvested to reduce the price of the option;
- expected stock volatility of 30%; and
- an expected life of 7 years.

At 30 June 2002, the weighted average expected life of the options was 5 years. The weighted average price of the option at 30 June 2002, 30 June 2001 and 30 June 2000 was $3.53.

Telstra Growthshare - granted options and restricted shares/ performance rights

In fiscal 2002, options and performance rights were granted in both September 2001 and March 2002. The majority were issued in September 2001.

An approach consistent with the binomial and Black-Scholes valuation models was used to estimate the fair value of the Growthshare options at the date of grant of $0.90 (September) and $0.97 (March) and the Growthshare performance rights options at the date of grant of $2.33 (September) and $2.51 (March).

The following weighted average assumptions were used:

	Growthshare options and performance rights	
	September	March
Risk free rate	5.74%	5.65%
Dividend yield	2.5%	3.5%
Expected stock volatility	30%	25%
Expected life	5 years	5 years
Average forfeiture rate per annum	10%	10%
Probability that performance hurdle is met	57%	63%

For the fiscal 2001 September allocation, the weighted average price of the option was $0.89 and the restricted share options was $2.05. For the fiscal 2001 March allocation, the weighted average price of the option was $0.80 and the restriced share option was $2.15.

For the fiscal 2000 options and restricted share options, the weighted average price of the option was $1.38. For the restricted share option the weighted average price was $5.64.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(n) Redundancy and restructuring provisions

In fiscal 2000, under AGAAP, we recorded a provision for redundancy and restructuring of $486 million before tax (refer note 3(c)). The amount charged for income tax expense was $175 million with a net amount after tax of $311 million. We satisfied the AGAAP requirements for recording this provision. However, under USGAAP, we did not meet the stricter requirements imposed on us to be able to record the provision. In fiscal 2002, this provision has now been fully utilised. Therefore, we reversed the AGAAP provision in the reconciliation of shareholders' equity to USGAAP for fiscal 2001 and 2000 and recognised the movement in this provision in fiscal 2002 as an expense in the reconciliation to net income of $94 million (2001:$392 million).

Redundancy and restructuring disclosures for fiscal 1997 program

The disclosures required by USGAAP for the redundancy and restructuring provision recorded by us are as follows:

In fiscal 1997, we approved a plan to reduce the number of employees by approximately 25,500 to approximately 51,000 employees by 30 June 2000. In June 1998, we also approved a three year plan, to 30 June 2001, which included an additional reduction of approximately 2,000 employees by redundancy. We effected the reduction in employees through a combination of natural attrition and outsourcing (approximately 6,700 employees) and voluntary redundancy offers and involuntary terminations (approximately 20,800 employees). Reductions have occurred primarily in sales and service areas, communication assets, broadband rollout construction areas and field operations and maintenance staff.

The total estimated cost of the fiscal 1997 redundancy program was $1,320 million including estimated severance and award payments of $1,043 million and estimated career and transition costs of $277 million. There have been no costs credited to the profit and loss which are no longer required.

Career transition costs include payments to employees who are in the outplacement process and amounts paid to third parties for the outplacement program.

In future periods, the expected number of 80 redundancies and payments of $3 million still remains as a provision balance. For fiscal 2002, staff unrelated to the 1997 program were made redundant and their costs were charged as an expense.

	Telstra Group		
	As at 30 June		
	2002	2001	2000
	Number	Number	Number
Accepted offers for redundancy or involuntary redundancies	-	8	1,388
Expected redundancies	**80**	88	1,839

We have made the following payments which have been charged against the provision for redundancy and restructuring:

	Telstra Group		
	As at 30 June		
	2002	2001	2000
	$m	$m	$m
Severance payments	-	1	88
Career transition and other employee costs	-	-	18

The fiscal 1997 redundancy and restructuring provision has been substantially utilised as at 30 June 2002. The $3 million provision balance remains due to contractual obligations Telstra has with third parties in relation to outsourcing agreements, superannuation arrangements and surplus leased space.

The impact of redundancies has been taken into consideration in the SFAS 87 calculation in note 30(f) Retirement benefits.

30(o) Derivative financial instruments and hedging activities

Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 29, "Additional financial instrument disclosures."

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS 133 requires us to recognise all of our derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(o) Derivative financial instruments and hedging activities (continued)

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognised in net income during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in net income during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is that reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognised in net income during the period of change.

Effective 1 July 2000, we adopted SFAS 133 in the reconciliations to financial reports prepared using USGAAP. On adoption we recognised, as a cumulative effect of change in accounting principle, a charge of $27 million, before tax, in the statement of financial performance measured and classified per USGAAP and a charge of $47 million, before tax, in other comprehensive income. The basis of accounting for the adjustments made on adoption, in either the statement of financial performance or other comprehensive income, is dependent upon the hedging relationships that existed for the particular derivative instrument prior to adoption.

We enter into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to our capital expenditure programs. Under AGAAP, realised gains and losses on termination of these hedges are recognised as a net cost of the equipment acquired.

We are not able to identify specific forward foreign exchange contracts with specific capital expenditure contracts to meet the designation criteria in SFAS 133. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognised in net income for USGAAP purposes. We have recorded a marked to market loss of $11 million in other income per USGAAP for the forward foreign exchange contracts outstanding at 30 June 2002 (2001:$4 million gain). We also recorded an additional adjustment of $1 million, net of tax, as an expense in other income per USGAAP to reverse net realised foreign exchange losses capitalised in property, plant and equipment in fiscal 2000 under AGAAP (2001:$14 million gain).

We enter into interest rate swaps to manage our exposure to interest rate risk relating to our outstanding short-term commercial paper. SFAS 133 does not allow us to consider the interest rate swaps used to manage our interest rate exposure as hedges. As a result, changes in the fair values of these interest rate swaps are required to be included in the reconciliation of net income to USGAAP. We have recorded a marked to market gain of $17 million, before tax, as an expense in other income per USGAAP for changes in fair value of interest rate swap contracts outstanding at 30 June 2002 (2001:$77 million loss).

We enter into cross currency interest rate swaps to hedge our exposure to the risk of overall changes in fair value relating to interest rate and foreign currency risk of our foreign currency borrowings. During fiscal 2002 and 2001, the ineffective portion of our hedging instruments (inclusive of the time value of money) was insignificant.

During the year ended 30 June 2002, we reclassified $15 million of losses, net of tax, from accumulated other comprehensive income to other income (2001:$15 million). At 30 June 2002, we estimate that during the next twelve months we will recognise losses recorded in accumulated other comprehensive income in the reconciliation of net income to USGAAP of approximately $15 million (2001:$15 million) related to the repayment of borrowings that have been hedged by interest rate and cross currency swaps in cash flow hedging relationships prior to adoption of SFAS 133.

TelstraClear SFAS 133 adjustments

In November 2001, the underlying debt of TesltraClear was restructured and effectively cancelled and replaced with a new credit facility. The swap contracts were not restructured. As a result, the transition adjustment has been amortised over the maturity schedule of the restructured debt (to June 2002), resulting in amortisation for fiscal 2002 of $3 million.

At June 2002, the change in fair value of the interest rate swap contract of $1 million was recorded as interest income.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(o) Derivative financial instruments and hedging activities (continued)

PCCW Convertible Note

As a part of our strategic alliance with PCCW, we purchased a US$750 million convertible note issued by PCCW in February 2001. The terms and maturity dates of the note are disclosed in note 9(d) Receivables. This convertible note was convertible at our option into PCCW common stock at a conversion price of HK$6.886 per share. This note was redeemed on 28 June 2002 in consideration for the remaining 40% interest in RWC and a new convertible note with a face value of US$190 million. The terms of this note are also described in note 9(d).

Under AGAAP, the initial values of the convertible notes are recorded at face value in other non-current receivables. The old convertible note was, and the newly issued note will, continue to be carried at the face value, adjusted for accrued interest and any provision for permanent diminution considered necessary. Any foreign exchange gains and losses on translation of the convertible note to A$ are recorded in the statement of financial performance in operating expenses.

Our conversion option contained in the original note was classified as an embedded derivative under SFAS 133 as its underlying risk, relating to changes in the value of PCCW common stock, was not clearly and closely related to changes in the underlying risk of the note, namely changes in interest rates. The note portion of the instrument was classified as an available-for-sale security (refer note 30(b)) with changes in fair value being recorded in other comprehensive income. The fair value of the option in the original note was written off in full before redemption and we recorded a loss for fiscal 2002 of $10 million in the reconciliation of net income to USGAAP as a result of the change in fair value of the option (2001:$63 million).

The newly issued note is also classified as an available-for-sale security and is disclosed in note 30(b).

30(p) Sale of Global Wholesale Business to Reach Limited

In fiscal 2001, as a part of the strategic alliance with PCCW, a joint venture entity, Reach Limited, was formed through the combination of our international wholesale business and certain other wholesale assets together with certain PCCW assets. Under AGAAP, the investment in the joint venture entity was recognised at its cost of acquisition, being the fair value of the assets transferred net of cash received and including acquisition costs. The gain on sale of the Global Wholesale Business, measured as the difference between the cost of the investment and the net book values of the net assets transferred, was deferred to the extent of our ownership interest retained in the joint venture entity, in this case being 50%.

For US GAAP purposes, the investment in joint venture entities should be recorded at the net book value of the assets and liabilities transferred, reduced by the amount of any cash received by the investor. Where the resultant investment carrying value would be a negative amount, the excess credit is recognised as an adjustment to the amount of goodwill on other components of the interdependent transactions - in this case a reduction of $30 million on the RWC goodwill (refer note 30(r)). Also, for USGAAP, there were differences in the fair valuation of the net assets. These related to pre-1996 capitalised interest, assembled work force and other fair value adjustments.

The effect of these differences reduces shareholders' equity under USGAAP by $882 million as at 30 June 2002 (2001:$882 million). In fiscal 2001, this adjustment reduced the reconciliation of net income to USGAAP by $882 million.

30(q) Equity accounting adjustment for Reach Limited

USGAAP adjustments made on the sale of the Global Wholesale Business to Reach in 30 (p) above, will result in ongoing differences in the reconciliations of net income and shareholders' equity to USGAAP.

For AGAAP, 50% of the profit after tax has been deferred and accounted for in the investment carrying value. The deferred gain will be recognised in the statement of financial performance on a straight line basis over a period of 20 years. For fiscal 2002, this adjustment was $44 million and has been reversed for USGAAP (2001: $18 million).

For USGAAP equity accounting, there is also a calculation of notional negative goodwill at inception that is required to be amortised over the life of the investment. This notional goodwill is determined by comparing the investment carrying value to 50% of the net assets/ (liabilities) of the Reach joint venture. This amount, similar to AGAAP, is not separately recognised in the statement of financial position, however, it is included in the investment carrying amount. This notional goodwill is lower for USGAAP which results in a net increase in the net income attributed to equity accounted results. There is also depreciation and amortisation adjustments for the USGAAP fair asset values described in 30(p) above.

In fiscal 2002, there is also a difference due to the adoption of FAS 133 for Reach. Our share of the FAS 133 accumulated other comprehensive loss has decreased the investment value in 2002 by $12 million. The total net adjustment in the reconciliation of net income to USGAAP in fiscal 2002 for all of these differences is an increase of $36 million (2001: $17 million). The total net adjustment included in the reconciliation of shareholders' equity to USGAAP is $41 million (2001:$17 million).

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(r) Consolidation adjustment for Regional Wireless Company (RWC)

There are several adjustments that need to be made for the consolidation of RWC for USGAAP purposes.

For AGAAP, gains/losses on a hedge for the purchase of RWC are included in the cost of the acquisition, thereby effecting the determination of goodwill. For USGAAP, gains/losses on hedges of a purchase business combination are recognised in net income. Accordingly, in fiscal 2001, hedging losses of $30 million that were included in the cost of acquisition of RWC for AGAAP, have been recognised in the net income under USGAAP.

For AGAAP, purchase price allocations in an acquisition accounted for as a business combination are not tax effected. The tax effect of bases differences arising from purchase price allocations (fair value adjustments) will be recognised in net income as those basis differences reverse. For USGAAP, such bases differences are treated as temporary differences and tax-effected as part of the acquisition accounting.

For AGAAP, acquisition costs of $999 million were written off on acquisition of RWC in January 2001. USGAAP generally does not allow such a write off, unless they can be supported by an analysis of the undiscounted cash flows of the entity. As a result of an analysis of undiscounted cash flows relating to RWC, a goodwill write off is not supportable under USGAAP in fiscal 2002 and 2001. Accordingly, in fiscal 2001 the goodwill write off was reversed in the reconciliation of net income to USGAAP and is carried forward as a difference in the reconciliation of shareholders' equity to USGAAP. This amount continues to be amortised accordingly in fiscal 2002.

Goodwill under AGAAP is translated at its historical foreign currency translation rate as the goodwill arises in $A. Under USGAAP, using the current rate method, goodwill is translated at the spot rate at year end. Amortisation of goodwill is translated using the weighted average rate. Adjustments have been made to restate amortisation at the weighted average exchange rate and to adjust the ending goodwill balance for fluctuations in the Hong Kong dollar, being RWC's functional currency.

The differences above result in a different goodwill amortisation amount recognised for USGAAP. For fiscal 2002, the net adjustment to goodwill amortisation expense was $52 million (2001: $23 million).

30(s) Fair Value and General Reserve adjustments

In AGAAP, when we acquire a controlled entity, we are required to restate the net identifiable assets of that controlled entity to fair value. To the extent we have an equity accounted ownership interest in the company prior to consolidation, we are required to recognise our share of the reserve created on consolidation. In USGAAP, this fair value adjustment is offset against goodwill on consolidation. For fiscal 2002, the adjustment to the reconciliation to shareholders equity was $54 million.

In AGAAP the effect of dilutions of ownership due to equity transactions conducted by third parties are recorded in a reserve. In USGAAP, this is treated a sale of ownership interest and taken to net income. In fiscal 2002, the adjustment to net income was $19 million loss.

In AGAAP we have a share of an associated entity's general reserve credit of $2 million. For USGAAP purposes this reserve has been transferred to the foreign currency translation reserve.

30(t) Recently issued Australian accounting standards

A number of new accounting standards have been issued by the Australian Accounting Standards Board (AASB) that have not yet been adopted for AGAAP. A summary of these new standards appears in note 1.3.

Some of these standards, once adopted for AGAAP, will result in certain adjustments in the reconciliation of net income to USGAAP and the reconciliation of shareholders' equity to USGAAP no longer being required.

The more significant changes are:

Dividends

AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" requires dividends only to be provided for in the fiscal year they are declared. Therefore, from 1 July 2002, there will be no differences between AGAAP and USGAAP disclosed at note 30 (c). Refer to Note 1.3 for a summary of the AGAAP changes.

Income tax

AASB 1020 "Income taxes" has been amended to introduce the balance sheet liability method currently adopted in USGAAP. Although conceptually AASB 1020 will bring AGAAP in closer alignment with USGAAP, management have not yet determined the impact the adoption of AASB 1020 will have on our financial position, results of operations or cash flows. Refer to Note 1.3 for a summary of the AGAAP changes.

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(u) Recently issued United States accounting standards

Business combinations, goodwill and other intangibles assets

On 29 June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141) "Business Combinations" and Statement of Financial Accounting Standards No. 142 (SFAS 142) "Goodwill and Other Intangible Assets", effective for fiscal years beginning after 15 December 2001.

SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to 1 July 2001, and changes the criteria to recognise intangible assets apart from goodwill. SFAS 141 is effective for any business combinations' accounted for by the purchase method that is completed after 30 June 2001.

Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortised but are tested annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortised over their useful lives with no imposed time limit.

For goodwill and intangible assets acquired prior to 1 July 2001, amortisation will continue to be recognised for the reconciliation to USGAAP until we are required to adopt SFAS 142 on 1 July 2002.

We are not required to amortise goodwill and indefinite lived intangible assets acquired after 30 June 2001, and the impairment provisions of SFAS 142 only apply to these assets upon adoption of SFAS 142 on 1 July 2002.

Goodwill will be required to be tested for impairment at a "reporting unit" level using a two-step approach. Initially an "implied" fair value of goodwill is calculated by comparing the fair value of the reporting unit to its carrying value and then goodwill impairment is recorded if the reporting unit's goodwill carrying value exceeds the implied fair value of goodwill. More frequent testing will need to be undertaken between the annual tests if an event occurs or circumstances change that more-likely-than-not reduce the fair value of a reporting unit below its carrying value. An indefinite lived intangible asset is required to be tested for impairment between the annual tests if an event occurs or circumstances change indicating the asset might be impaired.

The impact of adoption of SFAS 141 and SFAS 142 on the reconciliation of net income will be an increase to net income by goodwill expense measured and reported under USGAAP by approximately $139 million for controlled entities and approximately $41 million for joint venture entities each year. This is based on the fiscal 2002 goodwill amortisation expense and has not taken into account the additional 40% acquisition of RWC.

Management have assessed the impact on adoption relating to the performance of the annual impairment tests for goodwill and believe that an impairment will exist for the RWC goodwill that was previously written off on acquisition under AGAAP but reversed under USGAAP. Refer note 30(r). Apart from this adjustment, there are no other impairments expected to be recorded on the adoption of SFAS 141/142.

Accounting for the Impairment of Long Lived Assets

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144) "Accounting for the Impairment of Long Lived Assets", effective for fiscal years beginning after 15 December 2001. SFAS 144 addresses the financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. We are required to adopt SFAS 144 from 1 July 2002.

Management have not yet determined the effect, if any, the adoption of SFAS 144 will have on the financial position, results of operations or cash flows of the Company, other than the reclassification of assets held for sale as described in note 30(a).

Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS 146) "Accounting for Costs Associated with Exit or Disposal Activities", effective for fiscal years beginning after 31 December 2002. SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognised when the liability is incurred. In SFAS 146, the FASB acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. Management have not yet determined the effect, if any, the adoption of SFAS 146 will have on our financial position, results of operations or cash flows.

Directors' Declaration

This directors' declaration is required by the Corporations Act 2001 of Australia.

The directors of Telstra Corporation Limited have made a resolution that declared:

(a) the financial statements and notes, set out on pages 2 to 142 of Telstra Corporation Limited and the Telstra Group:

(i) comply with the Accounting Standards, Corporations Regulations and Urgent Issues Group Consensus Views;

(ii) give a true and fair view of the financial position as at 30 June 2002 and performance, as represented by the results of the operations and cash flows, for the year ended 30 June 2002; and

(iii) in the directors' opinion, have been made out in accordance with the Corporations Act 2001.

(b) at the date of this declaration, in the directors' opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable in Australia; and

(c) at the date of this declaration there are reasonable grounds to believe that the members of the extended closed group identified in note 23(1) to the full financial statements, as parties to a Deed of Cross Guarantee, will be able to meet any obligations or liabilities to which they are, or may become subject to, under the Deed of Cross Guarantee described in note 23(1).

For and on behalf of the board

Robert C Mansfield
Chairman

Ziggy Switkowski
Chief Executive Officer and Managing Director

Date: 28 August 2002
Melbourne, Australia

Independent Audit Report to the Members of Telstra Corporation Limited

This report is included solely for the purpose of incorporation in Telstra Corporation Limited's Annual Report 2002 as filed with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Scope

I have audited the financial report of Telstra Corporation Limited (the Telstra Entity) for the financial year ended 30 June 2002, as set out on pages 2 to 143, including the Directors' Declaration. The financial report includes the financial statements of the Telstra Entity, and the consolidated financial statements of the Telstra Entity and the entities it controlled at year's end or from time to time during the financial year (the Telstra Group). The Telstra Entity directors are responsible for the financial report. I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity.

The audit has been conducted in accordance with the Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing Standards, and in accordance with auditing standards generally accepted in the United States of America, to provide reasonable assurance whether the financial report is free of material misstatement. Audit procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia, so as to present a view which is consistent with my understanding of the Telstra Entity's and the Telstra Group's financial position and performance as represented by the results of their operations and their cash flows.

I have also audited the explanation and quantification of the major differences between accounting principles generally accepted in Australia compared to accounting principles generally accepted in the United States of America, which is presented in note 30 to the financial report. I have audited note 30 in order to form an opinion whether, in all material respects, it presents fairly, the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In my opinion, the financial report of the Telstra Entity is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the Telstra Entity's and the Telstra Group's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Further, in my opinion, note 30 to the financial report presents fairly the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America.

P. J. Barrett
Auditor-General

Date: 28 August 2002
Melbourne, Australia

Report of Independent Accountants to the Shareholders and Board of Directors of Telstra Corporation Limited

This report is included solely for the purpose of incorporation in Telstra Corporation Limited's Annual Report 2002 on Form 20-F as required by the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

We have audited the accompanying consolidated statements of financial position of Telstra Corporation Limited and its subsidiaries as of 30 June 2002 and 2001, and the related consolidated statements of financial performance, changes in shareholders' equity and cash flows for each of the three years in the period ended 30 June 2002, all expressed in Australian dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telstra Corporation Limited and its subsidiaries at 30 June 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended 30 June 2002, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in Australian dollars for each of the three years in the periods ended 30 June 2002, and the determination of consolidated shareholders' equity, also expressed in Australian dollars, at 30 June 2002, 30 June 2001 and 30 June 2000, to the extent summarised in note 30 to the consolidated financial statements.

As discussed in note 1 to the consolidated financial statements, in 2001 Telstra Corporation Limited and its subsidiaries changed their accounting for service activation and certain installation fee revenues.

Ernst & Young

Ernst & Young

Date: 28 August 2002
Melbourne, Australia

Telstra

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

28 August 2002

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Corporation Limited – Media Speeches

In accordance with listing rules I enclose for release to the market speeches to be given to the media by the Chairman and CEO.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Full Year Results Announcement

Hotel Sofitel, Melbourne
Wednesday 28 August 2002

Statement by Bob Mansfield, AO, Chairman of the Board

Good afternoon everybody and welcome to our Full Year Results presentation.

Before Ziggy Switkowski takes you through the details today,

I would like to take a few moments to address three key issues that many of you have, understandably, taken a keen interest in over the past month, or so.

They are the issues of governance, remuneration, and T3.

I have now been Chairman of the Board of Telstra for nearly three years, and can reaffirm that this board prides itself on:

- its strength, commerciality and independence; and
- its governance and processes both internal and external.

At Telstra, we are committed to the highest standards of corporate governance and transparency - a subject you will no doubt have heard both our CEO and CFO talk about recently.

Telstra is subject to probably more scrutiny than any other Australian company.

In nearly every direction we turn, someone is measuring our performance…

whether it is financial, social, political
or, service based.

The privatisation steps known asT1 and T2 brought with them wide ranging due diligence, assurance and review of Telstra's processes.

Beyond that, we are scrutinised by:

- Audits by both the Australian National Audit Office and Ernst & Young;
- The Australian Stock Exchange and the Australian Securities & Investments Commission;
- The United States Securities and Exchange Commission and the New York Stock Exchange;
- The Commonwealth Government Senate Estimates Committee; and
- Plus, daily scrutiny by domestic and international capital markets and the media.

And while being subjected to all of this external scrutiny, we also have our internal structures in place to ensure we meet our own requirements.

Let me now cover the individual elements I thought that you would be interested in today:

1. Firstly, Corporate Governance

Despite all of what I have said, I want to assure everybody that Telstra has revisited its corporate governance practices in recent months.

These practices are spelt out very clearly in the reports distributed today and also in our annual report to be distributed to shareholders shortly.

The key elements of concern in today's environment are firmly addressed:

- Our board is active, independent of management and totally focussed on delivering the best outcomes for the company and all its stakeholders.
- Our accounting practices are conservative and fully in accordance with Generally Accepted Accounting Principles – GAAP.
- Our audit arrangements are robust and independent. Services from the auditor other than audit services are strictly controlled by the audit committee. The auditors and audit committee routinely meet without management.
- The Chief Executive Officer is not a member of the Audit Committee and the Chairman of the Audit Committee is not the Chairman of the Company.
- Our transparency and disclosure to the market is second to none – recognised in recent awards we have received for our continuous disclosure practices and our annual report.

The Board has reviewed its practices in keeping with a culture of continuous improvement and we have made the following changes.

- Our Appointments & Compensation Committee is made up totally of non-executive directors. The CEO provides input to this committee but is not a member. He does not participate in the deliberations of the committee concerning his own performance and remuneration.

- The directors' Retirement Benefits Scheme will be withdrawn. Entitlements of serving directors will be preserved but no new directors will be admitted to the scheme.

2. Secondly, Executive Remuneration Matters

As you know, Telstra is a little different from most companies in that the current Government ownership factor prevents a typical option scheme operating.

However, in fiscal 2000, we introduced Telstra Growthshare – a scheme whereby a trust buys shares on-market and allocates them in the form of restricted shares, or options, subject to performance hurdles.

Performance hurdles are fundamental to our bonus and share programs.

I refer you to the detailed disclosure on this issue in our financial reports which are in your media kits today. This also contains the directors' report detailing the itemised remuneration paid to the CEO and the top five executives.

But let me just stress a few points.

As part of the Board's decision to simplify Telstra's Executive Compensation Framework, it has decided to suspend further issues of executive options. This has been replaced with a deferred remuneration plan.

All existing option grants remain applicable.

Telstra's senior executive compensation model will have four elements:

- cash salary;
- annual performance-based bonus (short term – 1 year);
- a long term component, utilising Performance Rights linked to achievement of a Total Shareholder Return (TSR) hurdle between the third and fifth anniversaries of allocation. This component remains the same as previous years;
- deferred remuneration providing rights to acquire shares which do not vest until 3 years later. This replaces the allocation of options under the previous options plan.

In the case of all senior executives, this package will require a substantial personal holding of shares which will closely align their interests with those of shareholders.

Shares purchased by the trust to underpin both the deferred Performance Shares and the Performance Rights will be expensed in the year of allocation.

The subject of executive options is one the Board will continue to monitor bearing in mind the Company's particular structure at the time. In addition, on the matter of expensing executive incentives, we will be guided by the accounting profession's development of standard guidelines on this issue.

3. And finally, T3

Let me make some comment on T3, that is really a matter for Government.

As we have consistently stated, the board and management fully support the full privatisation of the company and look forward to being able to operate on equal footing with other companies in the global market.

Telstra is a Fortune 500 company, an Australian company of more than 100 years in the making. One we are very proud to be part of.

Telstra is part of Australia and part of Australians.
We intend to stay that way,
to grow,
to be up there with the best telecommunications companies in the world,
to hopefully ultimately operate a fully privatised company whose values are known.

We expect the Parliament to vigorously debate the ownership of Telstra, but our attention is entirely upon managing our operations as well as we can, for the benefit of all our communities – within whatever ownership structure the Parliament decides.

Thank you.

Ziggy will now take you through the detail of the results before we answer questions.

28 August 2002

2002 Full Year Result
Media Speech for Dr Ziggy Switkowski

Good afternoon, and welcome to our full year results announcement for 2001/02 – results which are:

- very satisfactory, in a subdued market;

- to expectation;

  and most importantly;

- on strategy.

Today's results reflect;

- the success of our fully integrated, full service, telecommunications strategy;

- the leadership and commitment of my senior team, and the Board of Directors; and

- the efforts of many thousands of Telstra people who support us ...across all parts of the company.... across all parts of Australia......and in our offshore markets.

I thank all of them for their special and successful efforts throughout the year.

At the half year result in March
and in subsequent market announcements since then,
we said that we expected to report a flattish result.

Today's full year result is a little better than that – both very creditable and very pleasing...

with significant highlights financially, operationally and strategically.

At the half year result, I reported that as a team we had made progress across a number of important areas including our ongoing service performance, market shares and revenues, cost control, capital expenditure and cash flows.

This progress has continued.

Guided by our strategic compass featured on our Telstra's Direction 2002/03 poster which is included in your media kits, we have managed our business by:

- meeting unprecedented market demands and changes;
- implementing projects and plans with improving operational discipline;
- making considered and farsighted judgements on broadband, 3G and infrastructure investments;
- enhancing customer satisfaction and retention and reducing churn; and
- governing with honesty, rigour and diligence.

Telstra is productive, cashed up and fired up.

We are delivering on our commitments and our promises.

Shareholders are getting higher dividends,
customers Australia-wide
are getting high quality products and services
which are competitively priced,
and our staff are able to operate more efficiently
as we reduce bureaucracy
and successfully deploy our own technologies.

We think we are running well, but we also know we are running on a hurdle track, not a flat one.

Full Year Financial Results

The media kits you have been supplied - will give you a complete breakdown about the various financial measurements of our success, as well as our just published 2002/03 Telstra Directions.

At the half year, I made the point that at theTelstra Group reported results level, year-on-year comparisons can be misleading because of the impact of non-recurring large adjustments occurring last financial year.

This is true for the full year where superannuation contribution credits of $725 million distorted the numbers for the previous period, as did the sale of assets, such as our remaining equity in Computershare.

The point I made then, and which remains true six months later, is that the real growth in our activity can be seen in our underlying earnings before interest and tax, our EBIT figures and our healthy cash flows.

Firstly, lets look at what Telstra earned and how we earned it.

Our underlying EBIT grew by 5 percent to $6.65 billion.

Our underlying sales revenue for the full year grew by 1.7 percent to $18.8 billion.

Our underlying Mobiles revenue generated $3.242 billion and our fixed to mobiles business generated $1.419 billion. Both had a strong revenue growth rate for the year of 10.3 percent.

A double digit performance.

Other facts of our underlying operating revenue by major product and service category are:

- basic access at $2.734 billion is up 15.8 percent because of rebalancing, which is offset by lower call costs for customers;
- data and Internet at $3.138 billion down one percent but we saw revenues stabilising with continued growth in new data products, which grew 25 percent in the period mainly as a result of Internet and ISP activity;
- total online subscribers were up 32 percent to 1.276 million. Broadband subscribers grew 115 percent in the year to 168,000 subscribers;
- local calls $1.947 billion down 9.1 percent reflecting more competitive, lower price packages being offered to customers following rebalancing of our access prices and demonstrating our ability to compete for our customers business on both price and service features;
- national long distance at $1.168 billion, down 7.8 percent as a result of market share losses, the impact of rebalancing and the introduction of some price capped calls;
- directories services $1.169 billion, up 1.9 percent reflecting a strong performance from our directories businesses which have withstood the slump in industry-wide advertising revenues and are now starting to step up to the mark and deliver our advertising component of the Strategic Compass; and
- intercarrier services $1.121 billion, down 3.5 percent driven by a reduction in interconnect rates with our wholesale customers, and the disappearance of OneTel.

Now, what we spent:

- Our total underlying operating expenses and equity accounted losses increased by only 0.1 percent to $12.4 billion while our underlying operating expenses before depreciation and amortisation declined by two percent reflecting a continued focus on process and productivity improvement to achieve cost reduction.

This was a great effort.

- Our underlying Labour expense excluding restructuring expenses was $2.773 billion which was 7.4 percent down on the previous period reflecting the on going fine-tuning of the organisation and increases in productivity across the company;

- Underlying total depreciation and amortisation expenses increased by 7.8 percent to $2.913 billion, reflecting growth in the communications plant asset base and capitalised software development; and

- We spent $3.4 billion in new capital across Australia, a reduction of 15 percent.

Improvements in project management across our entire CAPEX spend has meant every dollar counts and that it is targeted to improving the customer experience.

Over the past five years we have invested over $20 billion in new capital to enhance Australia's telecommunications infrastructure and services, certainly the largest amount of any Australian corporation.

Our CAPEX spend is focused on improving:

- the quality of our networks;

- our service competitiveness - we want customers to choose us first; and

- readying Australia for the new technology platforms of the future.

Telstra's underlying free cash flow for the year increased 35.5 percent to $3.8 billion and on a reported basis increased by $3.6 billion, mainly reflecting reductions in CAPEX spend.
And the company retained one of the strongest balance sheets of all the telecommunications companies in the world.

Cash flow is the true test of the strength of the company in turbulent, competitive times, and ours is at a record level.

Our ratings with the key rating agencies, Standard and Poor's, Moody's and Fitch at AA minus, puts us at the top end of the telco league table facilitating flexibility and options when raising new debt offshore and domestically.

The Board has declared a final ordinary dividend of 11 cents per share, fully franked at the 30 percent tax rate.

This takes the full year dividend to 22 cents per share – with a total payment to our 1.9 million shareholders of $2.8 billion which is up 15.8 percent on last year.

In a globally distressed telecomm industry, those companies which have traversed this period of reformation best, are those with strong balance sheets, real cash flows and attractive dividend policies, and the financial resources to take advantage of opportunities.

Telstra's capital management strategy aims to keep us in this community of blue chip companies.

At the half year I spoke about our continued focus and commitment to customer service.

The simple equation we follow is that improved service equals satisfied customers and satisfied customers means satisfied shareholders.

Our focus this year has been unswervingly on improving the customer experience across all metrics, in all locations nationally.

We have started the journey of process improvement using the Six Sigma tools and methodology across the company.

We have trained more than 600 people and we have more than 71 projects underway - all addressing process improvements. Process improvements designed to make it easier for customers to deal with us, while empowering our employees to take initiatives which accelerate our progress.

We have continued to deliver on cost control where our overarching objective is to drive service improvement,
but we intend more than just margin protection from our productivity programs.

We intend to:

- create the financial room to increase investments in key areas;
- bring further discipline to our relationships with all our providers;
- drive out waste and bureaucracy from our systems; and

- focus our resources on the genuinely strategic, customer focused and value enhancing activity.

Notwithstanding the good progress to date, much remains to be done.
This is all about making us a more efficient company for our customers to deal with,

that is, allowing us to get closer to our goal of error free customer service.

Highlights

There has been many highlights during the year across each of Telstra's key business portfolios.

The Retail group continued to perform strongly across a range of metrics.

Market shares stabilised as churn was reduced.

Attractive product packages, single bill etc, met the needs of an increasing number of our customers.

Timely rebalancing of prices continued the strategic alignment of tariffs with costs.

The ADSL rollout neared completion, and new broadband connections are occurring at a rate of about 4000 customers a week – consistent with our business plan for this important new service.

And investment in the Telstra brand, through new advertising and sponsorships, have strengthened customer connection with our brand values and corporate image.

Telstra Mobiles met the competitive challenges posed by the introduction of Mobile Number Portability.

They:

- took the industry lead and shifted away from mobile handset subsidies;

- introduced innovative tariffs and packages, which reward customers for their loyalty and usage;

- led the industry in the area of corporate responsibility through the barring of lost and stolen mobile phones from the Telstra network;

- updated our distribution channel strategy and dealer arrangements;

- introduced GPRS on the GSM platform, completed a technical trial of 1xRTT on CDMA, and stand ready for a fast rollout once handset availability, customer applications and business models are confirmed; and

- Simultaneously produced standout financial results in a fiercely competitive industry – double digit growth in revenues and EBIT.

Telstra Country Wide with its three million customers across Australia maintained its momentum throughout the year and with 28 regionally based managers focused on all aspects of customer service have helped deliver ongoing, outstanding improvement to regional customers.

There are now about 260 exchanges in regional Australia equipped to provide ADSL broadband and standard dial-up Internet available across the nation for the cost of a local call, via a range of BigPond™ Home Internet plans; and one and two-way satellite services provide fast Internet to any Australian location.

In Australia's most remote communities, Telstra Country Wide continued its successful implementation of the 10-year contract with the Federal Government to provide customers in extended zones with untimed local calls.

Mobile phone coverage continues to be one of the biggest issues for rural and regional customers.

In April Telstra won a contract to provide new or enhanced mobile services to 132 regional towns with populations over 500.

A further two contracts have since been won: for 55 towns with a population under 500, and for new or improved mobile coverage on 34 regional highways over 2600km.

When all these projects are completed in June 2004, digital CDMA will cover almost 1.4 million square kms, an increase of almost 70 percent on the coverage of the network since the initial CDMA rollout was completed in July 2000.

On the international front, Telstra has focused its efforts in driving value in our international investments and made a number of acquisitions that placed Telstra in a good position for further business growth.

In June 2002, Telstra acquired the remaining 40 percent in CSL, Hong Kong's premium mobile carrier, giving it full ownership and control.

The global connectivity market continued to be troubled and Reach's results were adversely affected by the aggressive pricing competition and over-capacity situation in Asia and around the world.

But, the acquisition of Level 3's Asian assets during the first half of the year has strengthened Reach's capabilities and competitiveness in the region, and further accelerated its entry into new markets such as Taiwan and Korea.

In New Zealand, TelstraClear was formed after the acquisition of Clear and its merger with TelstraSaturn.

In China, Telstra has developed relationships and is building on these to increase its presence and future prospects.

On the wholesale front, we continue to serve about 100 customers and competitors with our networks which are as open as any comparable networks in the world.

Telstra Wholesale revenue has not grown as a result of the general industry downturn,
but legal disputation and litigation is a thing of the past.

Our wholesale customers can now deliver broadband to their customers from the Telstra network using Unbundled Local Loop (ULL), ADSL and Spectrum Sharing- choices which will stimulate competition and consumer choice.

On FOXTEL… The FOXTEL – Optus resale agreement and the Telstra bundling agreements are progressing more slowly with the Regulator than we had hoped.

The ACCC is currently conducting a second round of market inquiries and we remain confident that any issues of concern have been properly addressed.

Outlook

There are too many imponderables in global financial, economic and political circumstances for us to really know what the coming year holds. Hence making financial predictions seems to me to be reckless.

The world telecommunications market, I believe, will go through further rationalisation as companies that over-geared and who have overspent, move to repair their balance sheets and reverse out of former business strategies.

In Australia, there remains further opportunity, probably need, for industry consolidation and as I said at the half year, I believe, the economic models of many of the newer players are not compatible with a slower growth environment, the requirements for higher levels of network security and reliability, or the revised demands of the equity and debt markets for conventional, but real, financial returns.

Current industry activity here and around the world suggests little variation from the generally flat trading trends seen in recent quarters.

You may have noted that Telstra's underlying revenue growth was:

- $4.521 billion at 0.8 percent at the first quarter;
- $5.104 billion at 3.0 percent for the second quarter;
- $4.438 billion at minus 1 percent for the third quarter; and
- $4.706 billion at 3.8 percent for the fourth quarter.

adding up to $18.769 billion at 1.7 percent for the year in total.

It may be tempting to call an upturn in industry growth on the back of the strong fourth quarter results, but it would be premature. The first half grew by 1.9 percent; the second by 1.4 percent. The near term outlook is for more of the same.

Industry growth, presently at about four percent, could trend back up next calendar year if corporate capital investment picks up. However, cautious business confidence is still preventing business people from making commitments to renewed IT+T spending.

But long-term growth will come from:

- the compounding contributions from ubiquitous broadband access and high speed services;
- strong utilisation of wireless technologies;

- confidence among Small to Medium Enterprises;
- the emergence of a young generation of telecommunications-intensive users; and
- the progressive deployment of digital entertainment via the pay TV business.

With reference to Telstra's operational expectations over the next months, we expect:

- to continue to drive service performance to higher levels across the nation;
- capital spending will remain disciplined and be approximately the same as for this last year;
- cash flows will continue to be strong; and
- broadband uptake will accelerate across all our platforms.

In closing, Telstra is on strategy and is on track.

It is a company with great people and real momentum.

It is a company of product and services innovation, and technology leadership.

It is a company committed to on-going improvements in service levels to our customers.

It is a values based company servicing all Australians - urban and regional.

And it has the right settings, the right strategy and the right focus to continue to be a leader in telecommunications both here and offshore.

Thank you.

Now I along with the Chairman and my Chief Financial Officer, David Moffatt, we will take questions.

Ends

Telstra

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

28 August 2002

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Full Year Results - Analyst Briefing

In accordance with the listing rules I enclose for release to the market the slide pack to be presented at the briefing to analysts this afternoon.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556


Telstra
Dr Ziggy Switkowski
Chief Executive Officer
August 2002

Telstra Delivering - on Strategy, On Target

Full Service Integrated Telecommunications Company


Domestic Retail
International
Infrastructure Services
Technologies
Networks
Applications

Highlights

- Service Improvement
- Cost Improvement
- Margin Improvement
- Cashflow Growth
- Dividend Growth
- Mobiles Growth
- Broadband Growth
- Capex Reduction
- Solid Balance Sheet

Telstra

Slide 2

Strong Cash Flow Growth and Dividends

Underlying Results

$ millions except EPS/DPS	2001	2002	% Δ
Sales Revenue	18,453	18,769	1.7
Operating Expenses	9,604	9,411	(2.0)
EBIT	6,336	6,650	5.0
NPAT & MI	3,687	4,112	11.5
EPS (cents)	28.7	32.0	11.5
DPS (cents)	**19.0**	**22.0**	**15.8**
Free Cash Flow	**2,834**	**3,840**	**35.5**
Core Operational Capex	4,051	3,434	(15.2)
Reported Sales	18,679	20,196	8.1
Reported EBIT	6,963	6,216	(10.7)

Telstra

Slide 3

Key Performance Indicators

Changing Revenue Mix


% of Total Revenue
100%
80%
60%
40%
20%
0%
59%
55%
50%
47%
40%
39%
41%
45%
50%
53%
60%
61%
1997
1998
1999
2000
2001
2002
Traditional Revenue
Non Traditional Revenue

Revenue Diversity


Other Sales and Services
Other Revenues
Basic Access
Solutions Management
Inbound Calling Products
Intercarrier Services
Local Calls
Fixed to Fixed
Directory Services
Fixed to Mobile
Data and Internet Services
Int'l Telephone Services
Mobile Handsets
Mobile Telecommunication Services

Growing Spend on Communications


% of Household Disposable Income
4
3
2
1
0
1.2
1.8
2.5
3.0
1990
1995
2001
2005F

Capital Expenditure


Capex / Sales %
30
25
20
15
18.3%
1997
1998
1999
2000
2001
2002

Telstra

Slide 4

Achievements 2002

	Initiatives	Work In Progress
Customers & Revenues	• Pricing & Service • Packaging & Churn Reduction • Market Share Stabilisation • Broadband Growth • Mobiles growth with costs down	• 2.5G Mobile Technology initiatives • Directories – renewed focus • Share of wallet increases
Efficiency	• Office of Productivity • Six Sigma • Rigorous acquisition procedures • Property rationalisation	• Six Sigma • Service improvement
Organisation	• Level 3 • Clear • CSL • S&P upgrade to AA- • Capex down 15.2%	• Foxtel / Optus content sharing • Dawson Enquiry • Best in class corporate governance objective

Telstra

Slide 5

Governance/Controllership



Telstra Values
Board of Directors
Transparent accounting practices
Audit Committee of the Board with executive independence
Corporate Governance
CEO and CFO certification
Independent Audit
Risk Management & Assurance
Telstra Values

Telstra

Slide 6

Migration Impacts Mitigated


'000
12000
10000
8000
6000
4000
2000
0
Fixed Line & Mobile Subscribers
Fixed lines
Mobile SIOs
Internet subs
'000
6000
5000
4000
3000
2000
1000
0
Internet Subscribers
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02

Unique Circumstances

- Fixed local calls not timed
- Telstra's leading mobile position
- Australia's Low 2nd line penetration
- Rebalancing
- Bundling
- Income diversity

Telstra

Solid Yield with Premium Characteristics


Rating
Dividend Yield* (%)
Singapore Telecom A+ 4.2
Telstra AA- 3.8
NZ Telecom A 3.4
Telecom Italia BBB 3.0
Verizon A+ 2.9
Swisscom N/A 2.5
SBC Communications AA- 2.4
Sprint FON BBB- 2.2
Portugal Telecom A+ 2.2
Bell South Corp A+ 1.9
France Telecom BBB- 1.7
Deutsche Telekom BBB+ 1.5
Korea Telecom BBB+ 1.3
AT&T BBB+ 0.7
NTT Corp AA- 0.4
Philippine Long Distance BB 0.2
British Telecom A- 0.0
0.0
2.0
4.0
6.0

Outlook

- Cautious trading outlook
- CAPEX ~ 3.5bn
- Ongoing cost discipline
- SME confidence returning
- Gradual return to rational pricing
- Growth in broadband new generation data & internet and wireless data
- Strong balance sheet

*Based on FY 2001
**Based on share price as at 27082002

Telstra


Telstra
David Moffatt
Chief Financial Officer

Key Financial Focus

Manage for Free Cash Flow now and in the future

Drivers	Telstra management's response
Management	Execution of full service model and focused Asian/Pacific Strategy
Consistency	Process & Systems in place to deliver results in low or high growth environment
Growth	Opportunities in Mobiles, Data, Broadband, Directories, Pay TV and International
Productivity	Continued focus on efficiency in processes to improve the "customer experience"
Financial Discipline	Maintain Rating Settings, Grow free cash flow Improve capital allocation and working capital management, Pay dividends

Telstra

Slide 2

Controllership/Governance


Telstra Values
Board of Directors
Transparent accounting practices
Audit Committee of the Board with executive independence
Corporate Governance
Independent Audit
CEO and CFO certification
Risk Management & Assurance
Telstra Values

Telstra

Slide 3

Strong Cashflow & CAPEX Management

Reported Results

($ billions except EPS & DPS)	FY01[1]	FY02	% Δ*
Sales Revenue	18.68	20.20	8.1
EBIT	6.96	6.22	(10.7)
NPAT & MI	4.06	3.66	(9.8)
EPS (cents)	31.5	28.5	(9.8)
Free Cashflow	**0.2**	**3.8**	**N/M**
Operating CAPEX	**4.5**	**3.6**	**(19.4)**
Ordinary DPS (cents)	19	22	15.8

(1) Fiscal 2001 results included a number of one-offs.
*= percent change based on FY 2002 compared to FY2001 % based on actual numbers.

Telstra

Slide 4

Strong profit growth in a competitive environment
Underlying Results

($ billions except EPS & EBITDA Margin)	FY01	FY02	% Δ*
Sales Revenue	**18.45**	**18.77**	**1.7**
Operating Expenses	9.69	9.50	(2.0)
EBITDA	**9.04**	**9.56**	**5.8**
Depreciation & Amortisation	2.70	2.91	7.8
EBIT	**6.34**	**6.65**	**5.0**
NPAT & MI	3.69	4.11	11.5
EPS (cents)	**28.7**	**32.0**	**11.5**
EBITDA Margin (%)	49.0	51.2	2.2
Core Operational CAPEX	**4.1**	**3.4**	**(15.2)**
Free Cash Flow	**2.8**	**3.8**	**35.5**

Telstra

* = percent change based on FY2002 compared to FY2001. % based on actual numbers.

Slide 5

Results Overview
1H02 compared to 2H02 Underlying Results

(% change on pcp)	1H02		2H02		FY02	
	$bn	%	$bn	%	$bn	%
Sales revenue	**9.6**	2.0	**9.1**	1.4	**18.8**	1.7
Operating expenses	**4.8**	1.2	**4.7**	(5.0)	**9.5**	(2.0)
EBITDA	**5.0**	3.0	**4.6**	9.1	**9.6**	5.8
Depreciation & Amortisation	**1.4**	5.7	**1.5**	9.9	**2.9**	7.8
EBIT	**3.6**	2.0	**3.1**	8.6	**6.7**	5.0
NPAT (After minorities)	**2.2**	6.1	**1.9**	18.8	**4.1**	11.5

Strong 4th Quarter Sales (+3.8%) & tight expense controls

Telstra

Slide 6

Strong underlying sales growth in key products -

Basic Access, Mobiles, New Wireline Data and Fixed to Mobile

Growth in Revenue from	A$m	%	Movement + A$m	Offset by falls in	A$m	%	Movement - A$m
Basic Access	2,734	15.8	+374	Traditional data	2,104	(10.2)	-239
Mobile Services	3,242	10.3	+302	Local Calls	1,947	(9.1)	-196
New data	1,034	25.0	+207	Other Sales[(1)] etc	2,189	(6.3)	-148
Fixed to Mobile	1,419	10.3	+132	STD	1,168	(7.8)	-99
Directories	1,169	1.9	+22	Intercarrier	1,121	(3.5)	-41
Mobile Handsets	233	8.4	+18	International	409	(3.8)	-16

Underlying Sales Growth +1.7% to $18.77 billion

Telstra

[(1)] Includes Other Sales & Service, Customer Premise Equipment, Inbound Calling, Solutions Management and various controlled entities.

Slide 7

Basic Access Revenues +16%



+16%
$2,360m
$303m
Wholesale
$2,057m
Retail
$2,734m
$340m
+12%
$2,394m
+16%
FY 2001
FY 2002

Revenue



-0.5%
10.06m
1.30
Wholesale
8.76
Retail
10.01m
1.27
-2.3%
8.74
-0.2%
FY 2001
FY 2002

Basic Access Lines in service (in millions)

Basic Access revenues strong due to rebalancing

Telstra

Slide 8

Double Digit Mobiles Growth +10%

Mobile subscribers continue to grow ...



Prepaid
Postpaid
Mobile Minutes
millions
6
5
4
3
2
1
0
32%
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02

Churn is under control



% per month
2
1.6
1.2
0.8
0.4
0
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02

... and Post-paid ARPU grew due to mobile data...



A$
70
60
50
40
30
20
10
0
Post-paid
Total
Pre-paid
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02

Telstra

Slide 9

Mobiles Segment Result

($ millions)	99/00 Full Year	00/01 Full Year	% Change	01/02 Full Year	% Change
Revenue					
Segment Revenue AS DISCLOSED	$3,044	$3,195	5%	$3,540	11%
Total Incl. Terminating Rev excl. H/ware	$2,897	$3,355	16%	$3,753	12%
EBIT					
Segment EBIT AS DISCLOSED	$1,209	$1,329	10%	$1,542	16%
EBIT Incl. Terminating Exp excl. H/ware	$1,391	$1,671	20%	$1,986	19%
Margin					
Segment EBIT/Revenue	39.7%	41.6%		43.6%	
EBIT/Revenue (Incl. Terminating Exp excl. H/ware)	48.0%	49.8%		52.9%	

Margins growing in competitive environment

Telstra

Slide 10

Subscriber Acquisition Costs reduced



$350
$300
$250
$200
$150
$100
$50
$0
Q1
Q2
Q3
Q4
2000/2001
2001/2002

Removal of handset Subsidies and lower Dealer Commission

Telstra

Slide 11

Data & VAS Driving Mobiles Growth +50%



$508m
+50%
$149m
+55%
$339m
Messagebank®
$96m
$143m
+19%
Int. roaming
$120m
$216m
+76%
Data
$123m
FY 2001
FY 2002
Mobile data & VAS
1,011m
+57%
642m
FY 2001
FY 2002
SMS Mobile Originating only

Mobile Data continues to grow strongly

Telstra

® = Registered Trademark of Telstra Corporation Limited

Slide 12

Drivers of Profitable Growth


Data
Investments & Applications
GPRS
M-Commerce
New Gen Wireless
Usage
Stimulation
Coverage
Price rebalancing
'Lifestyle' offers
Penetration
Detailed Behavioural Segmentation
Industry segments
Rural
Prepaid
Manage Churn

Key growth focus for Telstra Mobile has shifted from SIO growth to achieving ARPU growth

Slide 13

New Wireline Data Products Growing +25%


+25%
$827m
$1,034m
$451m
$481m
+7%
Frame & ATM
Internet
$376m
$553m
+47%
FY 2001
FY 2002
Revenues
32,000
24,000
16,000
8,000
0
Frame ends
ATM ends
FY 2000
FY 2001
FY 2002
ATM & Frame Ends (Nos)
+105%
541
690
1,108
FY 2000
FY 2001
FY 2002
Narrowband Subscribers (000s)
+572%
25
78
168
FY 2000
FY 2001
FY 2002
Broadband Subscribers (000s)

Strong Internet growth

Slide 14

Fixed to Mobile Revenue +10%



+10%
$1,287m
$1,419m
FY 2001
FY 2002
Revenue
+13%
3,268
3,691
FY 2001
FY 2002
Fixed to Mobile minutes (millions)

Increased Mobiles SIOs driving Fixed to Mobile growth

Slide 15

Strong underlying sales growth in key products -

Basic Access, Mobiles, New Wireline Data and Fixed to Mobile

Growth in Revenue from	A$m	%	Movement + A$m	Offset by falls in	A$m	%	Movement - A$m
Basic Access	2,734	15.8	+374	Traditional data	2,104	(10.2)	-239
Mobile Services	3,242	10.3	+302	Local Calls	1,947	(9.1)	-196
New data	1,034	25.0	+207	Other Sales[1] etc	2,189	(6.3)	-148
Fixed to Mobile	1,419	10.3	+132	STD	1,168	(7.8)	-99
Directories	1,169	1.9	+22	Intercarrier	1,121	(3.5)	-41
Mobile Handsets	233	8.4	+18	International	409	(3.8)	-16

Underlying Sales Growth +1.7% to $18.77 billion

[1] Includes Other Sales & Service, Customer Premise Equipment, Inbound Calling, Solutions Management and various controlled entities.

Slide 16

Traditional Data -10%



$2,343m
-10%
$2,104m
$208
Other
$227
Leased lines
$299
FaxStream®
$353
Data Lines
ISDN
$1,256
$100
$186
$290
$339
$1,189
-52%
-18%
-3%
-4%
-5%
FY 2001
FY 2002
Revenue
+21%
1,049
1,235
1,268
FY 2000
FY 2001
FY 2002
ISDN Access Line Equiv (000's)

ISDN, Other Data revenues affected by migration to New Data products

Telstra

Slide 17

Other Sales & Service –6%



$2,337m
-6%
$2,189m
$280m
CPE
$306m
Solutions Mgt.
$434m
Inbound Calling
$629m
Other
$688m
Controlled Entities
$226m
$352m
$348m
$689m
$574m
-19%
+15%
-20%
+10%
-17%
FY 2001
FY 2002
Revenue

Competitive environment affects Other Sales & Service

Telstra

Slide 18

Intercarrier services –3.5%



$1,162m
-3.5%
$1,121m
FY 2001
FY 2002
Revenue

Intercarrier down mainly due to yield reductions

Telstra

Local Call Revenue –9%



-9%
$2,143m
$319m
Wholesale
$1,947m
$279m
-13%
$1,824m
Retail
$1,668m
-9%
FY 2001
FY 2002
Revenue



-4%
11,198
10,799
FY 2001
FY 2002
Local Calls (Millions)

Price declines due to rebalancing and migration has reduced volumes

Telstra

National Long Distance Revenue –8%



-8%
$1,267m
$1,168m
FY 2001
FY 2002
Revenue
+1%
8,833
8,946
FY 2001
FY 2002
National Long Distance minutes
(Millions)

Volumes stable but yield continues to reduce as a result of rebalancing

Telstra

Slide 21

Strong underlying sales growth in key products -

Basic Access, Mobiles, New Wireline Data and Fixed to Mobile

Growth in Revenue from	A$m	%	Movement + A$m	Offset by falls in	A$m	%	Movement - A$m
Basic Access	2,734	15.8	+374	Traditional data	2,104	(10.2)	-239
Mobile Services	3,242	10.3	+302	Local Calls	1,947	(9.1)	-196
New data	1,034	25.0	+207	Other Sales[(1)] etc	2,189	(6.3)	-148
Fixed to Mobile	1,419	10.3	+132	STD	1,168	(7.8)	-99
Directories	1,169	1.9	+22	Intercarrier	1,121	(3.5)	-41
Mobile Handsets	233	8.4	+18	International	409	(3.8)	-16

Underlying Sales Growth +1.7% to $18.77 billion

Telstra

(1) Includes Other Sales & Service, Customer Premise Equipment, Inbound Calling, Solutions Management and various controlled entities.

Slide 22

Telstra has Improved Operating Expenses(1)

Comparison to Peer Group



Operating Expenses/Sales Revenue (%)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Cable & Wireless
At & T
France Telecom
British Telecom
Swisscom
Deutsche Telekom
Qwest
Telefonica
TCNZ
SBC
Singtel
Verizon
Telstra
Bellsouth

Telstra continues to be more productive

Telstra

Source: CSFB for Peer Group, Annual Reports for Telstra

(1) Operating expenses are measured before depreciation and amortisation. The latest information available for each company is included in the above graph.

Slide 23

Process Improvement Drives Cost Control



-2.0%
$9,604m
$9,411m
$2,996m
$2,773m
$3,282m
$3,346m
$3,326m
$3,292m
FY 2001
FY 2002

Underlying operating expenses

Labour -7.4%
Employee reduction by 8.3% to 42,750
Pay increases

Direct Cost of Sales +2%
Progressive removal of handset subsidies
Higher Network payments and cost of sales

Other operating exp -1.0%
IT costs and service payments
Doubtful debts expense
- Prior year writeback of settled disputed accounts
- Discretionary costs reduced

Telstra

Slide 24

Underlying Depreciation & Amortisation +8%



+8%
$2,702m
$2,913m
$373m
+6%
$449m
$148m
$236m
Other
$331m
$327m
Mobile
$1,766m
Network
$1,985m
FY2001
FY2002

Amortisation	+20%
Increased Software spend in recent years. Software amortised over 5 years.	
Other Depreciation	-37%
Smaller Vehicle fleet Sale & lease back of Midrange IT equipment	
Mobiles Depreciation	+1%
Fixed network	+12%
Higher Capex in prior years	

Telstra

Slide 25

Major changes to Capital Management Process

Original		Revised	
Limited	Portfolio Planning	Part of corporate strategy and target setting process	✓
Primarily with Constructor	Accountability for CAPEX	With Sponsor for delivery of benefits	✓
Whole of project	Funds Release Process	Phased by Sponsor on achievement of milestones and benefits	✓
Limited	In-progress Reviews	Regular and linked to funds release	✓
Primarily a cost focus	Tracking and Reporting	Strong focus on tracking benefits as well as milestones and costs	Work In Progress

Capex sponsorship model driving better trade-off decision making

Telstra

Slide 26

Capital allocation framework

Capital envelope segmented into "meeting current business demands" and "discretionary" (for productivity, defence and growth)

Strategic assessment used to make trade-off decisions

Extensive review by sponsors and cross-company Investment Review panel.


Discretionary
Meet current business demands
New Revenue Growth
Revenue and Customer Retention
Operational Efficiency/ Productivity
Asset replacement and support to maintain current operational performance
Revenue Generating Customer Demand
Legal & Regulatory Compliance

Capital allocation is tightly linked to revenue

Telstra

Slide 27

Core(1) Operational Capex –15%


$4,051(2)m
-15%
$3,434m
Discretionary
$1,410m
-13%
$1,227m
Meet current business demand
$2,641m
-16%
$2,207m
FY 2001
FY 2002
Core Capex/Underlying Sales
18%

Core Operational CAPEX below $3.5 billion guidance

(1) Core Operational CAPEX for FY 2001 excludes $93 million for Global Wholesale and RWC. FY2002 excludes $172 million for RWC and TelstraClear

(2) Core Operational CAPEX of FY2001 excludes Patents trademarks & licenses of $332m in FY01 – of which $302m relates to 3G licenses

Telstra

Slide 28

Financial Overview - International

Contribution to Telstra Group results 12 months to 30 June 2002

A$M	Total Revenue FY2002	EBITDA FY2002	EBIT (post G'will) FY2002	Carrying Value
CSL	1,084	338	79	3,060
Reach		53	53	945
TelstraSaturn (to 30/11/01)		(75)	(75)	N/A
TelstraClear (from 1/12/01)	296	15	(72)	82
Other Equity A/c Invest.		(18)	(18)	239
Other Cons. Op.	151	53	(23)	9
	1,531	**366**	**(56)**	**4,555**

International operations 7% of Sales and 3.8% of EBITDA

Telstra

Slide 29

Hong Kong's leading Mobile Business - CSL



Highlights

- Continued strong business performance despite fierce market competition
- Market share 20%, value share 33%
- Most profitable operator in HK
- Strong and valuable brands
- Actively pursue mobile data growth
  - First in Asia to launch MMS
  - Highest data penetration rate

Key Financials (A in $AGAAP)

	12 Months to 30 June 2002
ARPU* ($A)	95
Data % of revenue	2
	A$m
Sales Revenue	1,080
EBITDA	338
NPAT (1) before minorities	50
• Telstra Ownership	100%
• TLS Carrying Value $Am	3,060

Value Creation Strategies

- Lower cost base through process improvement
- Boost data revenues through innovative applications and content
- Focus on value share through CRM

Leading Hong Kong Mobile Operator

Telstra

* Includes terminating revenue

(1) NPAT excludes $2 million profit on assets sales

(2) Telstra Investment is measured as the net equity contributed

Slide 30

International Connectivity - Reach



Key Financials ($Am: in AGAAP)	5 mths Jun 01	12 mths Jun 02
Revenue	1,215	2,468
EBITDA	367	793
NPAT	161	255
Telstra Carrying Value (A$m)		945
Telstra Ownership		50%

REACH

Highlights

- Solid operational performance in a difficult market environment
- Extended market coverage through Level 3 acquisition
- Focus on wholesale business
- Opportunity to benefit from industry consolidation

Value Creation Strategies

- Focus on data growth and carrier services
- Cost and capital improvement

Asia's Largest International Carrier of Voice and Data

Telstra

New Zealand provider of communications solutions - TelstraClear



Key Financials	(A$m in AGAAP) for 7mths to 30 June 2002
Total Revenue	296
EBITDA	15
NPAT	(114)
Total Assets	1,233
External Bank Debt	519
Telstra Secured Sub-Debt	528
Telstra Book Value	82
Telstra Ownership	58%

TelstraClear

Highlights

- Integration on target
- All key milestones achieved
- TelstraClear brand launched with brand attributes based on partnership
- Business performance in line with expectation

Value Creation Strategies

- Focus on Business, Consumer and Wholesale customers, data and IP Tran-Tasman market segments
- Execute integration plan
- Seek acceptable regulatory outcomes.

Leading Challenger Brand in New Zealand

Telstra

Contributed equity

Financial Strength & Flexibility

Credit Ratings	S&P	Moodys	Fitch
– Short term < 1 year	A-1+	P1	F1+
– Long term > 1 year	AA-	Aa3	AA-

Debt Position

• Gross Debt	A$13,726m
• Net Debt	A$11,553m
• Capitalisation (net debt + shareholders equity)	A$25,659m
• Net Debt to Market Value	18.9%
• Net debt /capitalisation	45.0%
• Interest cover (EBITDA/ Net Interest)	10.7x
• Free Cash flow (available for dividends and to finance growth)	A$3.8bn

Strong Balance Sheet and coverage ratios

Telstra

Slide 33

Telstra is well Positioned

- Strong Free Cash Flow
- Balance Sheet strength – AA- credit rating
- Full Service model reduces earnings risk
- Process Improvement drives 'Customer Experience' productivity and expense reductions
- Rigorous capital management process with tight link to revenue
- Acquisitions – incremental to strategy, EPS +ve in 2 years and operational control
- Strong Corporate governance processes
- Accounting Transparency and robust disclosure processes

Disciplined financial Management and focus on Free Cash flow growth

Telstra

Slide 34

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

28 August 2002

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Full Year Results – Analyst Briefing Speech

In accordance with listing rules I enclose for release to the market the CEO's speech to be presented at the Institutional and Analyst Briefing this afternoon.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

TELSTRA CORPORATION LIMITED
2002 ANNUAL RESULTS
CEO SPEECH TO ANALYSTS AND INSTITUTIONS

SLIDE 1 – TITLE SLIDE

Thank you - and welcome to Telstra's 2002 Annual Results announcement.

SLIDE 2 – TELSTRA DELIVERING – ON STRATEGY, ON TARGET

This is a very satisfactory result.

It is a result that is about delivering – delivering on –

- Service improvement
- Cost improvement
- Margin improvement
- Cash flow growth
- Dividend growth
- Mobiles growth
- Broadband growth
- Capex reduction; and a
- Solid balance sheet

And delivering on our strategy as a full service, integrated electronic communications company.

SLIDE 3 – STRONG CASHFLOW GROWTH AND DIVIDENDS

I find this result personally satisfying because we have done what we said we would do.

In a difficult market we set out to achieve some quite specific goals and we have.

At the half year I told you that we would keep growth in cost below revenue growth protecting and expanding margins. Whilst underlying revenue growth was modest at 1.7% growing to $18.8 billion, it did exceed expense growth. Our underlying EBITDA margin grew from 49% to 51.2%.

Mobiles revenue growth exceeded 10%. And we have delivered on productivity programs with a focus on process improvement increasingly through our Six Sigma efforts, producing an operating expense decline of 2%.

That minus sign in the expenses column is a first for this company I said we would manage down core operational capex to around $3.5 billion. We have. The number came in at $3.43 billion – a testimony to our capex allocation and control processes.

I said we were aiming for strong growth in free cash flow. We got it – our underlying free cash flow grew at nearly 36% to $3.8 billion.

We have produced a very respectable and pleasing underlying EBIT growth for the year of 5%, taking the total EBIT to $6.7 billion.

This is a satisfactory result in a demanding operating environment and has been a consequence of a strong focus on cost control amid modest underlying revenue growth, which was boosted by a solid fourth quarter in the mobiles, data & Internet and directories businesses.

Underlying after tax profit growth and earnings per share growth is 11.5%. Dividends grew by nearly 16% to 22 cents.

SLIDE 4 – KEY PERFORMANCE INDICATORS

Changes in customer demand are rebalancing our revenue streams.

Customers are telling us they want Internet, particularly broadband. They want mobiles and more wireless data services.

Because we are a full service company, we're able to provide with a single point of contact a breadth of services to our customers unmatched by our competitors.

Our traditional telco businesses are maturing and now account for 39% of sales.
Just five years ago, they accounted for 59%. While these businesses have a low growth trajectory, they are the foundation of our solid and reliable cash flow and economic returns can be continuously improved as costs are reduced.

These core businesses are what this company was built on and it is critical we nurture them.
We are really starting to sweat these assets, particularly now that they are fully digitised.

Our newer or non-traditional businesses now account for 61% of sales - the figure was 41% five years ago. These businesses have a higher growth trajectory and will form the platform for the our future growth.

It is this changing revenue mix towards the non-traditional revenues, which truly illustrates the value of our full service offering.

It provides diverse income streams with no single revenue stream accounting for more than 17% of the total, which enable us to withstand the knocks and bumps of commercial life and ensure we maintain certainty of earnings. Yet at the same time we have the ability to capture growth from the newer businesses, as well as facilitating cross selling of products and services.

Consumer spending on communications has increased as a percentage of household disposable income.

Consumers spent $10.6 billion, or 2.5 % of their disposable income, on communications in 2001 compared with $3.4 billion, or 1.2%, in 1990.

This represents a growth rate that would be envied by most other sectors.

In this environment we continue to manage down our capital expenditure. The graph shows our capex to sales ratio and the notable change in direction over the past four years.

A very conscious decision making process of tightly linking any new capital deployment to customer service and needs which drive revenue, is working.

The top down and bottom up review ahead of deployment and ongoing monitoring to justify further commitment is giving us the result we want. It ensures we prioritise free cash flow irrespective of the growth circumstances which we find ourselves in.

Our settings are right. Our strategies are working – and the key performance indicators are moving in the right direction.

SLIDE 5 – ACHIEVEMENTS 2002

We continue to see customer service as the way to sustainable shareholder value and the latest ACA service performance indicators show us that overall we connected 93% of new services on time in the June quarter; and repaired 88% of faults overall within the set time frames.

We've found that a highly effective way to satisfy customers' needs and meet - hopefully exceed - their expectations is through customer segmentation.

In the Consumer segment, we saw competition becoming more rational during the year as the market consolidated and providers looked to improving margin.

Net churn has been positive for Telstra over the period and looking ahead we see this segment being a strong contributor.

In the SME segment momentum in the customer base picked up. Net churn for Telstra was negative in the first six months but bottomed and levelled in the second six months and we expect to see SME confidence growing into 2003.

In the Enterprise market – the top end of town – despite evidence of consolidation, competition and convergence have resulted in an increasingly crowded market. It's been a tough year for this segment. In many ways, overall industry growth requires a resumption of IT&T investment spending among corporates on the back of some steadiness in services pricing. No enduring evidence of such a trend is yet visible.

Broadband

There's been a significant upswing in broadband subscriber numbers and we expect this to build. The platform reliability is improving and mass-market promotion is working. More than 5000 customers a week are asking for our broadband service. We are on track to meeting our target of one million subscribers in 2005 – that's nearly one billion dollars in annual revenue the following calendar year.

Mobiles
Telstra Mobiles is still performing strongly – as we said it would – with double-digit revenue growth for the full year despite a dip in the third quarter, and costs are down.

If I look at the wider mobiles industry in Australia – we are clearly entering a new era.
Whilst the rate of growth we have experienced now for a number of years is slowing,
there are still opportunities for revenue growth through -

- increasing voice usage, by the stimulation of the number and duration of calls;
- further growing SMS, especially via increased penetration, which is still only around 35% of users (Note: compared to 70-80% in Western Europe); and
- further growth from services, in particular picture messaging, e-mail, and wireless business applications.

In the Prepaid market, significant growth is still available simply through the attraction of new customers.

Our goals remain unchanged, that being to maximise profitable revenue growth and to grow with the industry.

Efficiency – initiatives

Our Six Sigma efficiency initiatives are starting to put rubber on the road on our journey of process improvement.

Six Sigma will progressively change the culture of the organisation – with more than 600 people trained, more than 71 projects underway – all addressing process improvements that are designed to make it easier for customers to deal with us.

These projects are starting to deliver.

One project looked at how long it took us to fix a mobile phone. Now with the right process and people management in place, customers can get their phones back in 48 hours –
before it could take weeks. It's saving nearly $4.5 million for the company, but more importantly the customer experience has been improved.

Organisation

On the wider organizational front the purchase during the year of Level 3, Clear and the balance of CSL are demonstrations of our acquisition philosophy.
When we look at a potential acquisition we pay particular attention to potential for –

- operational control
- early positive EPS returns

- alignment to our strategy

WIP

Sensis

We also have a number of work in progress items.

Just recently we announced the re-branding of Pacific Access to "Sensis" reflecting the progress the company has made with business expansion over the past two years and its future direction.

Foxtel – Optus

Foxtel - We announced the other day a number of undertakings in relation to digitisation of the cable network, content sharing and access regimes, which we believe addresses competition issues and subject to ACCC approval will see a positive restructure of the Pay TV industry in Australia.

We believe this is a unique arrangement and a win win for all players concerned particularly the customer who will have access to the most sophisticated digital television service technology available.

SLIDE 6 – CORPORATE GOVERANCE

Now to the topical issue of Corporate Governance.

Corporate accountability and governance in Australia are generally seen as effective, transparent and ahead of the game.

What we find, with hindsight, is that the continuous disclosures requirements here – which drew some criticism for being ahead of the US when they were introduced – are now a source of competitive advantage in troubled times.

In our own case our corporate governance starts with the Telstra Values and our Code of Conduct, which apply to all employees, from the service technician to the CEO.

Strong controls are then exercised by the Board – made up of 11 independent non-executive directors and one executive director (the CEO) – who set and oversee the various corporate controls we have in place.

We are well positioned to adopt recent changes on Corporate Governance matters proposed in the US and Australia including the CEO/CFO certification of the financial statements (when we file the Annual report in the US).

David will shortly take you through some of our accounting and risk management controls.

SLIDE 7 – MIGRATION IMPACTS MITIGATED

I'd like to touch on the global industry dynamic of customer migration to new communications technologies, which is impacting our international peers to varying degrees.

Because of our unique circumstances, Telstra is to some extent insured against this impact of technology substitution. Not that we are complacent – we have strategies in place and we are certainly monitoring it closely.

At the moment we're experiencing some migration, particularly through the take up of Internet and mobile phones at such high rates.

As I say, some unique circumstances help us.

- In Australia fixed calls are not timed – in many other countries they are, meaning there is little price deterrent in moving to using a mobile phone with a timed call tariff.
- Even if customers do move to using a mobile, we'd pick up a significant percentage of them because we are a key mobiles provider - and of course mobile calls are time charged.
- Australia also has a low second line penetration – less than half that of the United States (US at 25%, Telstra estimated at around 9% but more research required to confirm) – so the US is more susceptible to a significant market move to DSL.
- Rebalancing – which we've been doing for some time now - also plays an important role in mitigating the impact of substitution in that it protects the overall revenue stream through increased access charges.
- Bundling also helps by encouraging loyalty and minimising churn.
- And being a complete service provider means income diversity and helps preserve any migrating revenue.

SLIDE 8 – SOLID YIELD WITH PREMIUM CHARACTERISTICS

When you line Telstra up against our peers on the global telco stage, I think we earn and deserve a premium valuation multiple.

This slide illustrates Telstra's strong rating vis a vis a sample of other telcos around the world.

The left hand side of the chart shows where we are today. The right hand side of the chart shows our expectations on operational issues going forward.

Let me tell you how I see Telstra moving into the new financial year and the industry as a whole.

The world telecommunications market, I believe, will go through further rationalisation as companies that over geared and who have over spent move to repair their balance sheets and reverse out of former business strategies.

In Australia, there remains further opportunity, probably need, for industry consolidation and as I said at the half year, I believe, the economic models of many of the newer players are not compatible with a slower growth environment, the requirements for higher levels of network security and reliability, or the revised demands of the equity and debt markets for conventional real financial returns.

Current industry activity here and around the world suggests little variation from the generally flat trading trends seen in recent quarters, and the revenue outlook remains cautious into the first half of the next calendar year.

With reference to Telstra's operational expectations over the next months, we expect:

- ongoing cost discipline;
- capital spending will be approximately the same as for this last year;
- cash flows will continue to be strong;
- growing confidence among Small to Medium Enterprises;
- broadband uptake will accelerate across all our platforms; and
- we expect increasing enthusiasm by our customers towards wireless data applications.

We've made some terrific progress during this past year which positions us well for success into the future.

I'll now hand you over to David who will take you through the financials in detail.

Telstra

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

28 August 2002

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Full Year Results – Chief Financial Officer Speech

In accordance with listing rules I enclose for release to the market the CFO's speech to be presented at the Institutional and Analyst Briefing this afternoon.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

David K Moffatt

Chief Financial Officer Speech

Telstra Corporation Limited

Full year ended 30 June 2002

Slide 1 – Title Slide

Thank you Ziggy - and good afternoon ladies and gentlemen.

This result – a solid result – is underpinned by -

- Financial discipline
- Continued rigour in capex and expense management
- Strong growth in free cash flow
- Improved process and project management; and
- Strict compliance with good corporate governance.

This result demonstrates the value of Telstra's integrated full service telco model. The breadth of services we offer is important to both our customers and shareholders. The breadth of services ensures access to diversity of revenue streams and cashflows.

I can say with the utmost confidence that Telstra's financial reporting, continuous disclosure and audit and risk management processes are of the highest standard. We take our corporate accountability very seriously and we take our performance obligations to shareholders equally seriously. We know we must perform and have strong governance.

In a time of increasing competitive pressure and slowing growth, Telstra stands apart from the vast majority of our peers both domestically and globally.

We have one of the strongest balance sheets in the telecommunications sector.

Our credit rating, appropriate for this industry and this company, remains high.

Through discipline, our margins have been maintained.

We are market leaders in every segment domestically. And

Strong liquidity, access to cash, is a key priority.

Telstra is in excellent shape, a foundation this management team can build on in future years.

Today, I will –

- Comment on cashflow, governance, and the reported numbers;
- Provide details of the underlying results of our core Australian business.
- Provide insights into the drivers and highlight how process improvements are delivering expense and Capex efficiency; and
- Review the performance of our international operations

Slide 2 – Key Financial Focus – Managing for Free Cash Flow Growth

Telstra's main financial focus is on managing for free cash flow ... cash flow gives us options... it's about choice... At Telstra, regardless of the market or economic environment we will focus on cash.

The five underpinnings to our cash flow story are:

1. **Management Attitude:** We are committed to our full Service Integrated Model and to our focused Asia/Pacific Strategy. To reinvest in improving services and anticipating customers' future needs.

2. **Consistency:** We budget to deliver consistent improvement. The strength we gain from diversity of cash flows means individual lines of business will fluctuate but the overall integrated model enhances our likelihood of consistently delivering acceptable financial outcomes.

3. **Growth:** We are committed to growth, but not at any cost. Acquired growth needs to be after tax profitable in a reasonable time frame and organic growth in broadband or wireless applications and content, needs to be closely linked to a customer cash flow. With the many choices we have we always need to balance the demand for capital and the challenge of achieving acceptable returns.

4. **Productivity:** Increasing productivity to us means improving the customer experience and reducing costs. It means redefining cross company processes to remove unnecessary 'bureaucracy' to improve compliance and enable Telstra to exceed its customer's expectations – profitability.

5. **Financial Discipline**: Access to multiple sources of liquidity... cash... in the face of dynamic and volatile markets is a key strength. The capacity to make long cycle technology investments is critical to our long-term success. Strong...AA... balance sheet settings allow us to access liquidity at any time to make investments. A strong balance sheet and ratings is a statement about cash flow management. Cash flow, free cash flow drives our ratings.

Slide 3 - Controllership/Corporate Governance

Telstra's financial focus and Corporate Governance or "Controllership" as I refer to it, is strong.

By 'Controllership' I mean the integrated management of risk ...... risk to systems ...... risk to processes ...... governance risk and financial risk. They are all important factors which contribute to a company's brand and reputation..

We have a rigorous and effective corporate governance system in place, extending to all parts of the company and its subsidiaries and at all levels - from the Board to senior management ...... and on to all other employees.

As I noted when introducing Telstra's half yearly results, Telstra's accounting practices are fully transparent - they comply with both the spirit and the letter of Australian and US Generally Accepted Accounting Principles. Telstra's Audit Committee and Telstra's independent auditor regularly review and test the appropriateness of our accounting policies. We are well positioned to comply with all the recent changes on Corporate Governance proposed in the US and Australia including the CEO/CFO certification of the financial statements.

Australia is also further ahead than the US in the continuous disclosure area - and Telstra rigorously complies with best practice in this area. We have a long-established and effective continuous disclosure tracking system. This system ensures that, through tracking and releasing information about material developments as they occur (as well as the quarterly updates), we keep the various markets for Telstra securities fully informed at all times.

With that perspective, I will now turn to Telstra's results for Fiscal 2002.

Slide 4 – Strong Cashflow and CAPEX Management Reported results

The reported results for Fiscal 2002 show a decline in EBIT, Net Profit after Tax, EPS and Operating Capex. The fall in reported EBIT, NPAT and EPS by around

10% has been anticipated and is due to a number of major one-off items which inflated the Fiscal 2001 results.... They have not been repeated this year.

As usual we have included in your packs a full reconciliation of the adjustments, from our reported results to arrive the underlying result. We also have enclosed spreadsheet showing our quarterly underlying sales revenue performance to give you clarity as to the trends.

In Fiscal 2002 we have increased restructuring expenses to $289 million, up $245 million as the provision raised in Fiscal 2000 has been utilised. Total redundancy cash costs, including those charged to a provision were $326 million compared with $453 million in fiscal 2001.

Free cash flow was up $3.6 billion from $0.2 billion in 2001. The Fiscal 2001 operating free cash flow was utilised by the acquisition of CSL and Reach. Our free cash flow increased by $3.6 billion as a result of:

- Improved operating cash flow of $0.5 billion
- Reduced Capital expenditure of $0.6 billion
- Reduced Investment spend of $3.4 billion; offset by
- Lower net Asset sales of $0.8 billion

We have utilised this free cash flow to pay increased dividends to our shareholders and to reduce our gross external debt.

While many of our local and global competitors have negative cashflows, our positive cash flow supports our balance sheet settings, reinvestment in our core network and investment in growth in broadband and wireless data, as well as cash returns to shareholders, through dividends.

Slide 5 Strong Profit growth in a Competitive Environment – Underlying results

For the year ended 30 June 2002 Telstra's underlying sales revenue increased by $316 million or 1.7%, the 3 drivers were: Mobile Services revenue, fixed to mobile and new wireline data products.

Our focus on process improvement and cost control across all Business Units has enabled operating expenses before depreciation and amortisation to reduce again. Total operating expense fell by 2% to $9.5 billion.

This, combined with the modest sales revenue growth, produced EBITDA growth of 5.8% to $9.6 billion and our EBITDA margin grew slightly to 51.2%.

As anticipated Depreciation & Amortisation was up 7.8%, due to higher historical Capex.

Underlying EBIT grew by 5.0% to $6.7 billion and underlying Net Profit grew strongly, up 11.5% to $4.1 billion. In a slower economy and an increasingly competitive market this is a disciplined performance.

Our underlying Free cash flow grew $1 billion to $3.8 billion as a result of tight control over working capital and the focus of better targeting of core operational CAPEX.

Slide 6 – results Overview 1H02 compared to 2H02 Underlying results

The second half of Fiscal 2002 was particularly strong in the areas of cost reduction as our cost reduction activities, in particular the removal of handset subsidies drove our operating costs to reduce by 5.0% for the half.

As Ziggy indicated the revenue performance in the 4th quarter was also particularly strong growing 3.9% to $4.8 billion compared to our 3rd quarter negative growth of 1.1%.

The 4th quarter revenue growth was achieved through:

- Data and internet revenue growing 4.2% - this first positive quarter for the year – data revenues are showing some signs of stabilisation but it is still too early to predict an up turn.
- Mobiles revenue grew at 8.7% for the quarter as the More 4 You and More 4 Business packages found broader acceptance in the market.
- Directories revenues increased 6.6% as some directories were recognized in the 4th quarter this year compared to the 3rd quarter of the prior year and due to the publication of some new directories.
- Fixed to Mobiles was up 9.5% due to higher mobile SIO's.
- Solution Management was strong in the 4th quarter due to additional revenue from existing customers.

These rises were offset by falls in some products the main one being Intercarrier revenue fell for the second quarter in a row due to the impact of One.Tel's collapse and the timing of facilities access revenues.

Due to the variation in each quarter I do not believe it is prudent to extrapolate our net results based on the revenue outcomes of any one quarter in isolation.

Slide 7 – Strong underlying sales growth in key products - Basic Access, Mobiles, New wireline Data and fixed to Mobile

The year on year movements highlight the continuation of our first half revenue drivers, namely Basic Access, Mobile Services, New wireline data products such as Internet, Frame and ATM. Offset by lower revenue from ISDN, local calls, long distance revenues, leased lines, intercarrier, and other sales and service.

The explanations are;

Slide 8 – Basic Access Revenues + 16% or $374 million from;

- Continued rebalancing of access and call product prices; and
- The introduction of value packages for our customers which favour access over call charges. eg. Homeline™ Plus.

Slide 9 - Double digit Mobiles Growth + 10%

As we indicated at our March quarterly result announcement our Mobiles services revenue has grown 10.3% to $3.2 billion for the financial year.

In Fiscal 2002 we added a net 766,000 subscribers (prepaid up 668,000, post paid up 98,000), taking the total base to 5.9 million of which around 1.9 million or 32% are prepaid.

Post-paid ARPU was up 3% to $63 per month due to continued wireless data growth. Overall ARPU is down 7% to $48.60 per month and average minutes of use down 10% reflecting the higher prepaid base. Post paid minutes of use have remained consistent with the prior year.

The introduction of Mobile Number Portability has had minimal negative impact, as can be seen by our stable churn figures.

Slide 10 – Mobiles Results Incorporating terminating revenues and expenses

Over the last three years we have continued to grow margins in the mobiles business, both

- on a segment reporting basis; and
- when we include terminating revenues and expenses to draw a like for like comparison with other carriers

As you are aware we have changed our mobiles business model. Our Customers demand flexibility and we are seeking to manage these expectations profitably. Therefore, we have introduced a model that removes handset subsidies and replaces them with a funding arrangement for handset purchases and a loyalty bonus program. The effect of this change will be to make year on year comparisons difficult. While revenues will reduce, EBIT will increase with the avoidance of the subsidy expense which more than offsets the loyalty bonus effect.

Slide 11 – Subscriber Acquisition Costs reduced

Part of the positive effect of our new Mobiles business model can be seen in the 17% year on year fall in Subscriber Acquisition costs. These costs are currently running at $100 per SIO.

The combination of handset subsidy removal, lower Commission rates from managing customers internally and a net decrease in dealer commissions as more customers connect through direct channels.

Since 30 June 2002 we have also reviewed our prepaid subscriber base to determine those pre-paid services outside the existing 12 month recharge period... That is SIOs that are not revenue generating... This review identified 226,000 pre-paid services, which did not respond to our re-marketing efforts. This process of deactivating these SIOs will be completed in the 1st quarter of Fiscal 2003.

As this decision was made just after year end we have provided proforma information in the Financial Highlights indicating the impact on Mobile's performance had this decision being taken before 30 June 2002.... This is a non-cash, non-EBIT adjustment. The proforma numbers show slightly improved ARPUs and Minutes of Use.

In future we will be reporting our Mobile SIO's on this basis and have now introduced a six month recharge only period (for new services from early August) to better reflect our active and revenue generating customer base.

Slide 12 - Drivers of profitable growth

We will continue to strive for profitable growth, seeking to drive our customers' usage through value based offers and providing the right applications and content to drive wireless data growth.

As a result of our new Business Model we expect our mobiles business to be an earnings growth business for some years to come.

Slide 13 - Data & VAS driving Mobiles Growth +50%

Revenue from mobile data and value added services grew strongly, up 50% to $508 million. Mobile data was up 76%, with SMS messages exceeding 100 million per month.... that's around 180 SMSs per average SIO per month, 6 per day per SIO.

Mobile data now represents 6.7% of Mobiles services revenue compared to 4.2% at the end of June 2001, still low on a comparable Country basis.

Slide 14 – New Wireline Data Products Growing +25%

Internet revenues grew to $553 million, up 47% on the prior year. Both narrowband and broadband subscribers grew strongly. 40,000 broadband subscribers were added in the 4th Quarter of 2002 as we increased our marketing efforts. Broadband is a key growth focus for Telstra.

New Data revenues, namely Frame Relay, ATM and IP Solutions grew $30 million for the year. This is satisfactory in a highly competitive market and occurred because Telstra is ...

- Leading the market in terms of features and functions in IP Solutions (eg Wideband IP); and
- Better able to articulate non-price differentiators that entitle Telstra to a premium for these services (eg. redundancy, security); and
- Better able to manage the transition of customers from the older data products to new services on Telstra's network (ie. more customer flexibility).

Slide 15 - Fixed to Mobile Revenue + 10%

Fixed to Mobiles revenue - increased $132 million, with strong growth in Fixed to Mobile minutes. Yields were stable. The growth in volumes is as a result of the increased number of Mobile SIOs with Mobile penetration, now around 64%.

Customers are changing their usage mix with a wider range of options available for a customer's voice calls than basic PSTN (i.e ISDN, mobile to mobile, fixed to mobile, mobile to fixed and internet). There is some substitution occurring to mobiles but given our untimed local call offering, it is very different when compared with experiences of US consumer Long Distance carriers. Our recent analysis suggested that the financial impact of substitution is low.

Slide 16 - Strong underlying sales growth in key products - Basic Access, Mobiles, New wireline data and Fixed to Mobile (Repeat Slide)

Directories revenue grew 1.9% to $1.2 billion reversing the slight decline in the 1st half. Again we experienced a strong 4th quarter performance following the introduction of new regional directories.

Mobiles handset revenues increased slightly as we now charge customers higher prices for handsets following the removal of handsets subsidies excluding Corporates) under our More 4 You and More 4 business offerings.

Now for a description of areas where **revenues declined.**

Slide 17 – Traditional Data -10%

Our Traditional Data products declined $239 million over the Fiscal 2001 year.

ISDN revenues declined 6% year on year while ISDN access equivalents were up marginally.

- Access yields were down 9% as a result of the migration from the overlay network to the OnRamp® platform ....a more flexible option for customers.
- Data yields were down 22% from competitive pricing in the data market; and
- Voice yields fell around 11% with the effects of competiton and the alignment with PSTN voice pricing.

As expected, **Faxstream®** revenues continue to decline due to migration to other technologies such as email.

Private **Leased Lines** declined $41 million, with migration to newer technologies such as Wideband IP.

International Leased Lines, which appear in other data, experienced price pressures from carriers with excess international bandwidth due to a boost from the Olympics in the prior periods.

Our market share in all data products remains stable at approximately 77% .

Slide 18 – Other Sales & Service -6%

Other Sales & Service revenues also declined.

- **Controlled entity** revenue fell $114 million, $97 million of which is from a fall in NDC's revenue with lower network construction activity in the period;
- **InBound** calling products continued to fall, down $86 million reflecting the competitive nature of the product following the introduction of INP in November 2000;
- **Customer Premises Equipment** revenues fell $54 million following the sale of our PABX business and continued competition in the market.

The declines were partly offset by:

- **Solutions management revenue** - up $46 million – having secured a number of new contracts, including, QANTAS and NAB; and
- Net Increase of $60 million in revenue from such other products as Conferlink®, Securedial®, Securitel® and Internet work management services and payphones.

Slide 19 – Intercarrier revenue - 3.5%

Intercarrier revenue fell $41 million over the year, and 13% in the second half, following strong growth in Intercarrier revenues in the 1st half of Fiscal 2002 – 8.4%. The fall in intercarrier revenues is as a result of:

- Yield reductions of up to 60% in PSTN originating/terminating interconnect rates as local call interconnect rates were moved from fixed rates per call to capped timed rates following commercial negotiations with other carriers. These price declines are in line with market trends.
- A decline in facilities access revenues;
- A reduction in SIOs due to the collapse of One-Tel in May 2001 which reduced GSM interconnection revenues.

Slide 20 – Local Call revenue - 9%

Local call revenue fell $196 million:

With the continued impact of rebalancing access and a reduction in total local call volumes due to:

- The lower number of basic access lines in service; and
- Some migration to higher yielding call products such as Fixed to Mobile, or Mobile to Mobile given the increasing number of Mobile SIOs.

Slide 21 – National long Distance revenue - 8%

One of the fiercest areas of price competition has been **Long distance** calls, with revenue down $99 million. While new marketing programs assisted to stimulate MOU's, effective prices were down 9%.

Slide 22 – Strong Underlying sales growth in Key Products – Basic Access, Mobiles, New Wireline Data and Fixed to mobile (Repeat Slide)

Another area of targeted price competition was **International**. Minutes of use were up 10.8%, but revenues down 3.8%.

Slide 23 – Telstra has improved Operating Expenses

Telstra has consistently improved its productivity. Emphasising the value of our integrated full service model, Telstra is amongst the most productive of International Telecommunication Companies. With the introduction of end-to-end process improvement tools and a focus on productivity by all Business Units, we expect to continue to show improvements in our operating expenses.

Slide 24 – Process improvement drives cost control

The success of our process improvement initiatives is highlighted by the reduction in Operating Expenses ... down 5.0% in the 2nd half ......and underlying operating expenses declined 2.0% year on year.

The detail is:

Labour costs fell by $223 million, with total staff numbers including NDC down by around 4,000, and less overtime than in 2001, and we absorbed an average 5% salary increase to staff on contracts in October 2001. Award staff received a 4% increase in December 2001.

Direct Costs of Sales increased by $64 million –

On the positive side.....

- As I mentioned earlier the progressive removal of **handset subsidies** together with better aligned dealer commissions and administration fees resulted in Mobiles costs falling by $112 million or 13.2% over the prior year.
- Lower **network construction** activity has reduced NDC's costs by $70 million.

The rises were due to:

- Higher payments to **other carriers** ($125 million) driven by
    - growth in the mobiles market and some fixed line substitution,
    - higher volumes in international interconnect
    - increased sales of our Wholesale Global Lynx product; and

- Higher **mobile handset costs** as customers purchased handsets prior to the removal of subsidies..... driving an increase in costs of sales by $46 million.
- Higher information service provider payments contributed to a rise of $75 million as a result of increased content on telstra.com®

Other expenses declined by $34 million, Year on year with an intense focus on discretionary expenses offset by the effect of the prior year writeback of settled disputed accounts which lowered last years bad debt expense by

Slide 25 – Depreciation & Amortisation + 8%

As previously advised, our $20.0 billion CAPEX spend over the past five years, drove underlying depreciation and amortisation up 8%, or $211 million.

Slide 26 – Major Changes to Capital Management Process

We have introduced a rigorous Capital Management, Planning, Selection and Evaluation Process which has delivered stronger governance and improved targeting of our capital spend. This process helps us more closely align incremental investments to our corporate strategy, while better understanding the expected benefits and risks of each individual investment.

Slide 27 – Capital Allocation Framework

This Capital Allocation Framework provides a more focused way to determine why and where we are investing.

Approximately two-thirds of annual CAPEX is spent to meet current business demand. This spend occurs on compliance, demand driven growth from existing products and for asset replacement to deliver higher service levels.

The remaining one-third is for very high returning operational efficiencies, new revenue growth and customer retention. There is a tight link to customer cashflows. CAPEX is argeted to revenue growth areas and to areas of highest return.

Slide 28 – Core Operating CAPEX - 15%

The effectiveness of the improved capital allocation management process resulted in Core Operating Capex falling $617 million to $3.4 billion – slightly below our market guidance of $3.5 billion.

While our core operational Capex to sales ratio has fallen from 22% in Fiscal 2001 to 18% in Fiscal 2002, we have continued to improve our service levels.

The Financial Highlights pack includes detail of CAPEX by technology and an explanation of the drivers behind the changes.

Slide 29 – Financial Overview – International

Our International strategy continues to evolve and remains focused on mobiles and carriage of voice and data in Asia and an integrated model in New Zealand.

While we took some financially positive strategic steps in Fiscal 2002 there is still work to do to improve the earnings performance of our International operations.

Collectively our international operations are cash positive but some time away from an acceptable return on capital.

I will briefly take you through the results of our three main international operations.

Slide 30 – Hong Kong's Leading Mobile Business - CSL Mobile

CSL's market share remains stable at around 20% and it continues to be the most profitable operator in the Hong Kong market. EBITDA grew by 15% and while post-paid ARPU declined to A$88 (HK$388) per month it is well above the market average of around A$45 (HK$200) per month.

Slide 31 – International Connectivity – Reach

During Fiscal 2002, Reach has continued to experience intense pricing pressure with some product lines having less than half the yield of this time last year. Volume growth was also below expectations, as the large expected growth in bandwidth did not materialize. Reach continues to be reliant on Telstra and Hong Kong Telecom for its revenues and earnings.

In response to these tough conditions, Reach has reorganised the business with the emphasis on cost rationalisation and productivity improvement and new services growth.

Notwithstanding these market conditions, Reach has the opportunity to consolidate its position – and take advantage of the availability of distressed competitors – to underpin its long-term position in the market.

Slide 32 – New Zealand provider of Communications Solutions - TelstraClear

TelstraClear (owned 58.41% by Telstra) is the No.2 full service carrier in New Zealand, and has been operative since December 2001.

The first phase of the integration is complete, with targets for employee numbers and related costs having been achieved and we have consolidated into 3 key operating sites in Auckland, Wellington and Christchurch.

Slide 33 - Financial strength & flexibility

Telstra is committed to its AA credit rating settings. The reasons are simple:

- We can finance our core CAPEX and growth ambitions within these guidelines;
- We can make long cycle technology decisions, which adds to the productivity of our business and consumer customers and by definition Australia; and
- We can continue to pay high levels of dividends to shareholders.

In addition the increasing volatility in our industry and in capital markets generally is a major risk factor that can be largely mitigated by strong financial settings.

Slide 34 - Telstra is well positioned

If I can leave you with one message, it is this... we manage for cash flow...cash gives Telstra options - options to grow, to reinvest, to pay dividends - we will maintain our disciplined approach to both financial management and the effective deployment of our capital to ensure there is cash available...cash to reinvest and for maintain dividends.

A clear focused strategy, a robust business model; diversity of cash flow; solid and stable. Premium Characteristics - Telstra is well positioned for the future.

Thanks for listening.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name:	Douglas Gration
Title:	Company Secretary

Date: 28 August 2002